As filed with the Securities and Exchange Commission on December 20, 2006
Registration No.  •

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FGX INTERNATIONAL HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

British Virgin Islands	3851	98-0475043
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
9 Columbus Centre
Pelican Drive
Road Town, Tortola
British Virgin Islands
(284) 494-4567
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alec Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Highway
Smithfield, Rhode Island 02917
(401) 231-3800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Donn A. Beloff, Esq.	Leslie N. Silverman, Esq.
Brian J. Gavsie, Esq. Greenberg Traurig, P.A. 401 E. Las Olas Blvd., Suite 2000	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006
Fort Lauderdale, Florida 33301	(212) 225-2000
(954) 765-0500 Fax: (954) 759-5535	Fax: (212) 225-3999

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee

Ordinary shares, $1.00 par value per share	$143,750,000	$15,382

(1)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 20, 2006
FGX International Holdings Limited
         Ordinary Shares
This is the initial public offering of our ordinary shares. We are offering                     ordinary shares in the offering. The selling shareholders identified in this prospectus are offering an additional                     ordinary shares. We will not receive any of the proceeds from the sale of the ordinary shares being sold by the selling shareholders.
We anticipate that the initial public offering price will be between $          and $           per ordinary share. We have applied to list our ordinary shares on the Nasdaq Global Select Market under the symbol “FGXI.”
Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 13.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to FGX International Holdings Limited, before expenses	$	$
Proceeds to selling shareholders, before expenses	$	$
One of the selling shareholders has granted the underwriters a 30-day option to purchase up to                     additional ordinary shares from the selling shareholder on the same terms and conditions set forth above to cover over-allotments, if any.
Deutsche Bank Securities                                        Wachovia Securities
William Blair & Company
SunTrust Robinson Humphrey

BB&T Capital Markets

Avondale Partners
The date of this prospectus is                     , 2007.

Trademarks and Trade Names
      FosterGranttm, FosterGrant Opticaltm, Magnivision®, Anarchy®, Angeltm, Gargoyles®, Hyperflexxtm and Redi-Readers® are trademarks of ours. Ironman Triathlon®, Levi Strauss Signature®, Body Glove®, C9 by Champion® and Daytona International Speedway® are the property of their respective owners. The ® and tm symbols utilized here apply to each instance of the respective mark in this prospectus.
Market, Ranking and Other Data
      The data included in this prospectus regarding market share and ranking, including our position and the position of our competitors within these markets, are based on data generated by the Jobson Optical Group and the Vision Council of America (“Jobson/ VCA”). Jobson/VCA is regarded as the primary source of data for the optical industry. Unless otherwise indicated, all references in this prospectus to “market share” or “market position”, and to industry sales data, are based on sales by units in the United States, as collected and calculated by Jobson/ VCA for the twelve months ended June 30, 2006. Market share data for the popular priced sunglasses market (less than $50) are not calculated by Jobson/VCA and are based on our sales and information obtained from Jobson/VCA. While we believe these industry publications to be reliable, we have not independently verified their data or any of the assumptions on which the estimates and forecasts are based and do not guarantee the accuracy and completeness of their information.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information you should consider before buying our ordinary shares. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes. Unless the context requires otherwise, references in this prospectus to “we,” “us” and “our” refer to FGX International Holdings Limited and its subsidiaries.
      Unless otherwise indicated, all references in this prospectus to “market share” or “market position”, and to industry sales data, are based on sales by units in the United States, as collected and calculated by Jobson/ VCA for the twelve months ended June 30, 2006. Market share data for the popular priced sunglasses market (less than $50) are not calculated by Jobson/VCA and are based on our sales and information obtained from Jobson/VCA.
      Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2005, which ended on December 31, 2005, and fiscal 2003, which ended on December 27, 2003, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. All references to 2005, 2004 and 2003 relate to these fiscal years.
Our Company
      We are a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with a portfolio of established, highly recognized eyewear brands including FosterGrant and Magnivision. Our FosterGrant brand has a long and rich heritage, embodied by our classic “Who’s That Behind Those FosterGrants?” advertising campaign. Our FosterGrant brand is a domestic market leader in the popular priced sunglasses market (less than $50). We believe that our share of this market is approximately 20%. Our FosterGrant and Magnivision brands, with a combined 40% share, are the leader in the domestic non-prescription reading glasses market. We also sell costume jewelry principally to major mass merchandisers, thereby extending our product penetration with key customers.
      Our company-owned portfolio also includes the Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point (generally $50-$100). In addition, we sell a line of prescription frames, which we introduced in 2004 to supplement our product line and leverage our FosterGrant brand. We also market both popular priced and premium eyewear under nationally-recognized licensed brands including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.
      We sell our products in approximately 50,000 retail locations worldwide, primarily through mass channels, which include mass merchandisers, chain drug stores, chain grocery stores and variety stores. We also sell some of our products to ophthalmic retailers, mid-tier department stores and other specialty retailers. We maintain extensive long-term relationships with our customers and nine of our top ten customer relationships, ranked by 2005 revenues, span more than ten years each, while our relationship with CVS extends more than 15 years and our relationships with Wal-Mart and Target span more than 20 years each. Our business is supported by an integrated infrastructure consisting of sales and service, design and outsourcing functions. Our products are sourced through low-cost Asian manufacturers, and stocked and supported by our approximately 2,200 part-time field service employees.
      On October 1, 2004, we acquired Magnivision, the leading domestic designer and marketer of non-prescription reading glasses. The Magnivision acquisition significantly contributed to our net sales and operating profitability for fiscal 2005, elevated us to the leading position in the non-prescription reading glasses market and meaningfully enhanced our product offerings and distribution network.

      We have significantly increased our net sales through acquisitions and organic growth from $120.0 million in fiscal 2003 to $189.9 million in fiscal 2005. Our international sales represented 15.5% of our net sales in fiscal 2005 and were primarily to customers in the United Kingdom, Canada and Mexico.
Our Industry
      We compete in the domestic and, to a lesser extent, international personal accessories market, focusing principally on non-prescription reading glasses, popular priced sunglasses, premium sunglasses and costume jewelry.
      Non-prescription reading glasses are designed to provide magnification for near-vision tasks associated with the normal aging process, which is marked by the decreased ability to focus on nearby objects, or presbyopia. Retail sales in the U.S. non-prescription reading glasses market were approximately $575 million for 2006, an increase of approximately 15% from 2005. We believe the general aging of the population is a key growth factor in the U.S. non-prescription reading glasses market. According to the U.S. Census Bureau, the 45-64 year-old age group is expected to increase in size by over 30% from 2000 to 2010, more than three times the rate of the overall U.S. population during the same period. In addition, we believe that growth in this market will be driven by product innovations, the appeal of more fashionable designs and enhancement in alternative eyesight correction technologies, which typically correct nearsightedness, or myopia, but not presbyopia.
      Retail sales in the U.S. sunglasses market were approximately $2.1 billion in 2006 and popular priced sunglasses represented approximately 42% of these sales. We believe the market for popular priced sunglasses is supported by a number of long-term growth drivers, including changing fashion trends, consumers’ desire for multiple, activity-specific sunglasses, the growing desire for UVA/ UVB eye protection and product innovation. We also compete in the $50 to $100 price point sunglasses market, which accounts for an additional 11% of total retail sales in the U.S. sunglasses market.
      Retail sales in the U.S. jewelry market were approximately $8.3 billion in 2005 and costume jewelry represented approximately $4.8 billion, or 58%, of these sales according to Accessories Magazine’s 2005 Census Report. We primarily compete in the mass merchandise segment, which accounts for 18% of overall jewelry sales. Since 2001, the overall jewelry market (which includes bridge jewelry as well as costume jewelry) has grown at a compound annual growth rate of approximately 6%. Generally, we believe that changing fashion trends and creative designs will be the key growth factors in the U.S. costume jewelry market.
Our Competitive Strengths
      We attribute our attractive competitive position and significant opportunities for continued growth to the following strengths of our business:

Leading market positions
      We are a leading domestic provider of branded and private label non-prescription reading glasses and popular priced sunglasses to mass channels. In 2005, we sold more than 22 million pairs of non-prescription reading glasses, 16 million pairs of sunglasses and 16 million units of costume jewelry through approximately 50,000 retail locations worldwide. We have the number one market position in non-prescription reading glasses with a 40% market share in the United States. We are also a domestic market leader in the popular priced sunglasses market. We believe our share of this market is approximately 20%. We expect our non-prescription reading glasses market share to increase in 2007 due to the recent addition of a national chain drug store account and our launch of a line of higher-priced, more fashionable non-prescription reading glasses in a number of our distribution channels.

Portfolio of highly recognized, quality eyewear brands
      The FosterGrant brand has built a strong reputation for providing consumers a broad selection of products that deliver style and quality at affordable prices. Beginning in 1965, FosterGrant launched a succession of advertising campaigns using high profile celebrities to promote its sunglasses, most notably through the “Who’s That Behind Those FosterGrants?” advertising campaign. Despite minimal investment in marketing and advertising activities in recent years, FosterGrant remains the second most recognizable sunglasses brand and a top 10 accessory brand in the United States, according to Women’s Wear Daily’s 2006 annual survey of consumer brand awareness. We intend to launch a multi-million dollar advertising campaign in 2007 to support the famous FosterGrant brand.
      Magnivision is the leading brand in the domestic non-prescription reading glasses market with a 23% market share. We believe Magnivision became the leading brand in this market by introducing non-prescription reading glasses to the mass market in the early 1980s.
      Our Anarchy, Angel and Gargoyles brands target different demographic groups and distribution channels at a premium price point. To complement our company-owned brands, we sell eyewear under nationally recognized licensed brands, including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway. These licensed brands target consumers at both popular and premium price points and increase our access to additional distribution channels.

Long-standing relationships with leading national retailers
      Our sales team, with the support of our merchant and field service organizations, has established strong and long-standing relationships with many leading national retailers. Nine of our top ten customer relationships, ranked by 2005 revenues, span more than ten years each, while our relationship with CVS extends more than 15 years and our relationships with Wal-Mart and Target span more than 20 years each. Additionally, several leading retailers have granted us exclusive, multi-year contracts for the sale of certain product lines.

Customer service focus
      We believe our merchant and field service organizations represent a critical differentiating advantage in the marketplace. Through our merchant organization, we work closely with retailers to improve customer sales and their profitability by providing services such as collaborative planning, product merchandising, fashion trend reporting and retail sales data analysis. Our field service organization, consisting of approximately 2,200 part-time employees, maintains and restocks in-store displays, sets up promotional materials and communicates store-level needs to our merchant organization.

Product design expertise conveying style, quality and value
      We believe our reputation for style, quality and value distinguishes our products from those of our competitors and provides us with significant competitive advantages. Our product development objective is to provide stylish eyewear and costume jewelry which represent a strong price-to-value relationship for our end consumer. We identify new product opportunities by close coordination of our design team with our sales and merchant organization to predict, monitor and respond to market trends in a timely manner. Further, we work closely with our Asian contract manufacturers to ensure that our designs are feasible for low-cost, mass-volume manufacturing, while meeting our quality standards and our rapid design-to-production schedule.

Efficient, low-cost sourcing strategy
      Our position as a leading provider of eyewear affords us with significant economies of scale in product sourcing that provide us with an advantage over smaller competitors. While we manage our product design and order fulfillment activities internally, we outsource the manufacturing of our products to Asian contract manufacturers that maintain facilities in China. We have successfully executed our Asian sourcing strategy for all of our product lines since the 1980s.

Balanced business model
      We believe our strategy of having multiple product lines reduces our reliance on any single brand, demographic, price point, fashion trend, distribution channel or geography. The dual-brand strategy of FosterGrant and Magnivision in the non-prescription reading glasses market allows us to offer different brand names to retailers competing in the same class of trade. Our premium brands, Anarchy, Angel and Gargoyles, as well as some of our licensed brands, complement our FosterGrant brand by appealing to a higher price point consumer. All of these brands, in conjunction with our costume jewelry, expand our distribution reach and penetration into additional channels and retailers.

Experienced senior management team
      Led by our Chief Executive Officer, Alec Taylor, our President, Jack Flynn, and our Chief Financial Officer, Brian Lagarto, our senior management team averages over 16 years of experience in marketing, sales, customer service, finance, product development and sourcing in the consumer products industry. We have significantly enhanced our business through a combination of successfully integrated strategic acquisitions, internal growth and cost reductions. Each of the members of our senior management team either owns an equity interest or has the right to acquire an equity interest in our company.
Our Growth Strategies
      We intend to increase our sales and profitability and strengthen our position in the eyewear and costume jewelry markets through the following key strategic initiatives:

Continue to capitalize on existing awareness of our brands
      We believe we have the opportunity to increase our sales by developing individually tailored marketing strategies for our brands. We plan to increase spending significantly on marketing and advertising, especially for our FosterGrant brand. Beginning in 2006, we hired a marketing team, conducted extensive market research, engaged an outside advertising agency and redesigned websites for some of our brands. Our marketing team has developed a marketing strategy with our outside advertising agency that includes the launch of a new FosterGrant advertising campaign in 2007 that will invoke the “Who’s That Behind Those FosterGrants?” advertising campaign while giving it a more contemporary feel. We are also increasing our efforts to promote our premium brands, Anarchy, Angel and Gargoyles.

Leverage favorable demographics in the non-prescription reading glasses market
      As a leading designer and marketer of non-prescription reading glasses with a 40% market share, we expect to benefit from favorable demographic trends influencing this market. We believe an increasing number of U.S. consumers will require reading glasses due to the growth of the population between the ages 45 and 64 and the increasing prevalence of refractive surgery, which corrects myopia, but not presbyopia. We also intend to increase our spending on advertising, product development and consumer education to support the market growth and sales of our FosterGrant and Magnivision non-prescription reading glasses. We believe we can increase our sales by focusing our marketing efforts on the advantages of FosterGrant and Magnivision non-prescription reading glasses.

Continue to increase penetration with existing customers
      We believe we have the opportunity to increase sales significantly with our existing customers by increasing the number of products we sell in each of their stores and by increasing the number of customer stores to which we sell products. We believe there is an opportunity to leverage our strong market positions and increase our current product penetration in non-prescription reading glasses and sunglasses. Our Magnivision acquisition provided us with opportunities to increase sales of our FosterGrant products by leveraging Magnivision’s leading position in non-prescription reading glasses and providing access to new retailers. Since the Magnivision acquisition, we have successfully cross-sold our products to certain key customers and believe similar opportunities exist as numerous additional customers carry either FosterGrant or Magnivision products, but not both. In addition, we believe there is an opportunity to sell costume jewelry to our existing sunglasses and non-prescription reading glasses customers by introducing branded and private label collections and licensing popular brands. We also believe there are significant opportunities to grow our international business by expanding existing relationships with global retailers and expanding our product offerings in various markets.

Expand our distribution network with new customers
      We intend to expand our distribution network by adding new customers across multiple retail channels. Our flagship FosterGrant and Magnivision brands each include many popular priced products that may be offered in various high-traffic retail channels. For example, we recently added our FosterGrant non-prescription reading glasses to one of the nation’s largest chain drug stores. In addition, we believe we can grow our business by gaining access to new customers in other channels in which we are currently underpenetrated, such as chain grocery stores, warehouse clubs, specialty retailers, mid-tier department stores and ophthalmic retailers, by emphasizing our premium brands as well as licensing higher-end brands. We also believe there are significant opportunities to grow our international business by increasing organic sales and by building an international distributor network throughout selected geographic markets.

Continue to expand our product offerings
      Building on our strength in non-prescription reading glasses and sunglasses, we intend to continue to expand our product offerings, particularly focusing on prescription frames, more fashionable non-prescription reading glasses, our premium brands (Anarchy, Angel and Gargoyles) and higher-end licensed brands. We also plan to introduce new products within the eyewear and costume jewelry markets.

Pursue and integrate strategic acquisitions
      Strategic acquisitions have been an important part of building our company. We intend to continue pursuing complementary acquisitions to grow our business profitably. We believe we have a strong platform for executing additional acquisitions due to our attractive position in mass channels and our sourcing and distribution capabilities. Our management has a history of successfully integrating businesses and brands into our existing platform, and we believe that potential strategic acquisitions provide an opportunity to grow our business and improve our operating performance.

Risks Related to Our Business
      Although we believe that focusing on the key areas set forth above will provide us with opportunities to reach our goals, you should consider all of the risks and uncertainties that may affect our financial and operating performance that are discussed under “Risk Factors” and elsewhere in this prospectus.
Company Information
      FGX International Holdings Limited (f/k/a Envision Worldwide Holdings Limited) was incorporated on September 22, 2004 as an international business company under the laws of the British Virgin Islands (“BVI”) as part of a corporate reorganization designed to integrate AAi.FosterGrant, Inc., a Rhode Island corporation, with Magnivision, Inc., a Delaware corporation, which was acquired on October 1, 2004 by one of our indirect, wholly-owned subsidiaries. Effective January 1, 2007 we will be automatically reregistered under the BVI Business Companies Act, 2004 (British Virgin Islands) and will become a BVI business company. We are currently the indirect holding company of two operating companies, AAi.FosterGrant, Inc. and Magnivision, Inc.
      AAi.FosterGrant, Inc. (f/k/a Accessory Associates, Inc.) was incorporated on December 27, 1985 as a distributor of costume jewelry and other accessories. In 1996, a then wholly-owned subsidiary of AAi.FosterGrant, Inc. purchased the stock of several companies which at the time made up the Foster Grant Group of companies, a distributor of sunglasses and other optical products. Magnivision, Inc., a Delaware corporation, was incorporated on May 26, 1993.
      Our registered office is located at Midocean Chambers, P.O. Box 805, Road Town, Tortola, British Virgin Islands. The principal executive offices of our indirect operating subsidiaries, AAi.FosterGrant, Inc. and Magnivision, Inc., are located at 500 George Washington Highway, Smithfield, Rhode Island 02917 and the telephone number is (401) 231-3800. Our web site is www.fgxi.com. The information contained on our web site is not incorporated by reference into this prospectus. We have included our web site address in this document as an inactive textual reference only and you should not consider information contained on our web site or that can be accessed through our web site to be a part of this prospectus.

The Offering

Ordinary shares offered by us	ordinary shares

Ordinary shares offered by the selling shareholders	ordinary shares

Ordinary shares outstanding after the offering	ordinary shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and offering expenses, will be approximately $ million at an assumed initial public offering price of $ per ordinary share, which is the mid-point of our filing range.

We intend to use approximately $50.0 million to repay in full the amount outstanding under our second lien term loan, approximately $ to repay a portion of the amount outstanding under our first lien term loan and approximately $ to repay in full the amount outstanding under our revolving credit facility. See “Use of Proceeds” for more information about our use of the proceeds from this offering.

A $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) the net proceeds to us by $ million and increase (decrease) the amount of indebtedness that we intend to repay under our first lien term loan by the same amount, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders in this offering.

NASDAQ symbol	FGXI

      The number of our ordinary shares to be outstanding after this offering is based on 61.131468 shares outstanding as of September 30, 2006, plus the                      shares offered by us in this offering. In this prospectus, references to the number of ordinary shares offered and to be outstanding after the completion of this offering do not include:

•	4.386787 ordinary shares issuable upon the exercise of options granted pursuant to our 2004 Key Executive Stock Option Plan and outstanding as of September 30, 2006 and having a weighted average exercise price of $2,204,556 per share; and

•	ordinary shares reserved for issuance under our 2007 Incentive Compensation Plan, including options to purchase ordinary shares at this offering price being granted to certain members of our management upon consummation of this offering.
      Except as otherwise specified, all information in this prospectus, including the number of ordinary shares outstanding as of September 30, 2006 and all per share information, will be adjusted to reflect a                    -for-1 division of all outstanding ordinary shares immediately prior to the consummation of this offering.

Summary Financial Information
      The following table sets forth summary financial information for fiscal 2003, 2004 and 2005, as well as for the nine months ended October 1, 2005 and September 30, 2006. Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2005, which ended on December 31, 2005, and fiscal 2003, which ended on December 27, 2003, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. We have derived the consolidated statement of operations data for fiscal 2003, 2004 and 2005 from our audited financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. We have derived the consolidated statement of operations data and other data for the nine months ended October 1, 2005 and September 30, 2006 and the consolidated balance sheet data as of September 30, 2006 from our unaudited financial statements included elsewhere in this prospectus.
      Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      Our consolidated financial statements for fiscal 2003, as well as the first nine months of fiscal 2004, reflect the financial position and results of operations of AAi.FosterGrant, Inc. only. Our consolidated financial statements have included the effect of our acquisition of Magnivision as of and for the period beginning on October 1, 2004, the date of acquisition.
      The balance sheet data presented in the “As Adjusted” column of the table below reflect the receipt by us of the estimated net proceeds from the sale of ordinary shares by us in this offering at an assumed initial public offering price of $           per ordinary share (which is the mid-point of our filing range) and the application of the net proceeds from this offering as described in “Use of Proceeds” as if such transactions had occurred on September 30, 2006.
      Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information together with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended			Nine Months Ended

	December 27,	January 1,	December 31,	October 1,	September 30,
	2003	2005	2005	2005	2006

	(in thousands, except per share amounts)
				(Unaudited)
Consolidated Statement of Operations Data:
Net sales	$120,042	$136,691	$189,881	$135,087	$139,180
Cost of goods sold	69,254	74,800	90,567	64,655	69,871

Gross profit	50,788	61,891	99,314	70,432	69,309
Operating expenses:
Selling expenses	30,964	36,384	47,179	33,942	40,524
General and administrative expenses	16,909	21,038	26,449	20,901	13,690
Amortization of acquired intangibles	—	1,285	9,276	6,957	5,699
Stock-based compensation charge (1)	—	—	1,756	—	—
Legal settlement (2)	—	3,000	—	—	—

Operating income	2,915	184	14,654	8,632	9,396
Other income (expense)
Interest expense	(1,554)	(3,784)	(12,472)	(6,788)	(16,101)
Other income (expense), net	(147)	28	(72)	44	78
Gain on sale of equity investment in joint venture (3)	2,166	—	—	—	—

Income (loss) before income taxes	3,380	(3,572)	2,110	1,888	(6,627)
Income taxes	997	2,960	4,031	3,305	2,145

Income (loss) before minority interest	2,383	(6,532)	(1,921)	(1,417)	(8,772)
Minority interest	53	179	351	75	119

Net income (loss)	$2,330	$(6,711)	$(2,272)	$(1,492)	$(8,891)

Basic earnings (loss) per share (4)
Basic weighted average shares outstanding
Diluted earnings (loss) per share (5)
Diluted weighted average shares outstanding
Other Data:
Net cash provided by (used in):
Operating activities	$7,829	$18,239	$18,404	$13,427	$(3,197)
Investing activities	(6,082)	(89,554)	(8,801)	(4,512)	(6,376)
Financing activities	1,323	73,079	(2,478)	(1,647)	6,962
Capital expenditures	$6,331	$7,385	$8,969	$4,680	$6,376
EBITDA (6)	$14,522	$9,961	$33,177	$22,793	$23,217
Adjusted EBITDA (6)	$12,356	$14,555	$42,668	$29,590	$23,592

	As of September 30,
	2006

	Actual	As Adjusted

	(in thousands)
	(Unaudited)
Consolidated Balance Sheet Data:
Current assets	$82,757
Current liabilities	63,520
Property, plant and equipment, net	16,530
Total assets	184,524
Total debt, including current maturities	209,403
Total shareholders’ equity (deficit)	(88,538)

(1)	In November 2005, our board of directors accelerated the vesting of all of the then outstanding event-based options in order for certain members of management to participate in a dividend declared in December 2005. In connection with this modification, we recorded a non-recurring $1.8 million stock-based compensation charge, which was determined with the assistance of an independent third-party valuation firm to represent the difference in intrinsic value of the options from date of grant to the acceleration date of these options.

(2)	Represents our portion of a patent infringement litigation settlement entered into in February 2005 in connection with an action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which retained the rights to the litigation and any litigation proceeds) against an entity that is now a subsidiary of ours relating to the use of certain display devices for eyeglasses.

(3)	Represents realized gain on sale of equity investment in Hong Kong joint venture to the majority equity partner, including release from a guarantee of bank debt related to the Hong Kong joint venture.

(4)	Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares outstanding during the period.

(5)	Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase ordinary shares at the average market price during the period. Potential ordinary shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation.

(6)	EBITDA represents net income before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before unusual or nonrecurring charges, which charges are described in more detail in the footnotes below. EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our financial performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities or measures of our liquidity. We use EBITDA and Adjusted EBITDA to facilitate operating performance comparisons from period to period. We believe EBITDA facilitates company to company operating performance comparisons by adjusting for potential differences caused by variations in capital structures (affecting net interest expense), taxation (such as the impact of differences in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results. We use Adjusted EBITDA as a supplemental measure to assess our performance because it excludes unusual and/or nonrecurring charges that are included in EBITDA. We present Adjusted EBITDA because we believe that it is useful for investors to analyze disclosures of our operating results on the same basis as that used by our management. EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. In addition, EBITDA, as defined under our credit facility, is not calculated in the same manner as the EBITDA and Adjusted EBITDA figures presented in this table. For a description of our credit facility, see “Description of Credit Facility.”

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements or any other capital expenditures or contractual commitments;

•	as described in more detail below, Adjusted EBITDA does not reflect certain charges and expenses related to our acquisition of Magnivision, such as transaction expenses, charges associated with the integration of Magnivision and a partial year of operations at Magnivision’s Miramar, Florida facility. It is possible, however, that we could incur similar charges in the future if we were to consummate future acquisitions in accordance with our growth strategy. In addition, the management fees that we exclude from our calculation of Adjusted EBITDA have been incurred in each of the historical periods presented; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as the primary measures of our operating performance or as measures of discretionary cash available to us to invest in the growth of our business. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA as supplemental measures to the GAAP measure. The following is a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable GAAP performance measure:

	Fiscal Year Ended			Nine Months Ended

	December 27,	January 1,	December 31,	October 1,	September 30,
	2003	2005	2005	2005	2006

	(in thousands)
	(Unaudited)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss)(a)	$2,330	$(6,711)	$(2,272)	$(1,492)	$(8,891)
Interest expense, net	1,554	3,784	12,472	6,788	16,101
Income taxes	997	2,960	4,031	3,305	2,145
Depreciation and amortization	9,641	9,928	18,946	14,192	13,862

EBITDA	14,522	9,961	33,177	22,793	23,217
Integration of Magnivision operations(b)	—	1,219	1,336	1,189	—
Partial year operations of Miramar facility(c)	—	—	2,994	2,994	—
Senior executive severance and recruiting payments(d)	—	—	2,464	1,923	—
Gain on sale of equity interest in joint venture(e)	(2,166)	—	—	—	—
Legal settlements(f)	—	3,000	441	316	—
Management fees(g)	—	375	500	375	375
Acceleration of vesting of options(h)	—	—	1,756	—	—

Adjusted EBITDA	$12,356	$14,555	$42,668	$29,590	$23,592

(a)	Results in fiscal 2004 include a $4.7 million charge relating to a write-down of excess and obsolete inventory across all product lines as part of a corporate strategy to increase capacity at our distribution facility to accommodate the integration of the Magnivision business in fiscal 2004. The majority of this inventory was disposed of in fiscal 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations.”

(b)	Represents integration costs incurred and key employee retention bonuses awarded in connection with the acquisition of Magnivision consummated on October 1, 2004. Integration costs include third-party IT conversion consultants, third-party project management and moving costs for facility consolidation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting Our Results— Magnivision Acquisition.”

(c)	Represents expenses such as facility costs, payroll and related costs associated with the warehouse and administrative employees associated with the operation of Magnivision’s Miramar, Florida facility. As of March 31, 2005, we had successfully consolidated the Magnivision offices, distribution center and operations into our Smithfield, Rhode Island facility, which eliminated these expenses from our cost structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting Our Results— Magnivision Acquisition.”

(d)	Represents severance charges of $2.3 million to three former senior executives and recruiting and relocation expenses of $150,000 incurred in connection with our search for, and hiring of, our Chief Executive Officer. See “Management— Severance Agreements.”

(e)	Represents realized gain on sale of equity investment in Hong Kong joint venture to the majority equity partner, including the release from a guarantee of bank debt related to the Hong Kong joint venture.

(f)	For fiscal 2004, represents our portion of a patent infringement litigation settlement entered into in February 2005 in connection with an action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which retained the rights to the litigation and any litigation proceeds) against an entity that is now a subsidiary of ours relating to the use of certain display devices for eyeglasses. For fiscal 2005 and the nine months ended October 1, 2005, represents legal fees incurred related to this settlement.

(g)	Represents the management fees incurred under a management services agreement with an affiliate of Berggruen Holdings North America Ltd., a related party. The management services agreement will be terminated upon consummation of this offering.

(h)	In November 2005, our board of directors accelerated the vesting of all of the then outstanding event-based options in order for certain members of management to participate in a dividend declared in December 2005. In connection with this modification, we recorded a non-recurring $1.8 million stock-based compensation charge, which was determined with the assistance of an independent third-party valuation firm to represent the difference in intrinsic value of the options from date of grant to the acceleration date of these options.

RISK FACTORS
      An investment in our ordinary shares involves significant risk. You should consider carefully the risks described below and the other information included in this prospectus, including our financial statements and related notes, before you decide to buy our ordinary shares. Our business, financial condition and results of operations could be harmed by any of the following risks. The trading price of our ordinary shares could decline due to any of these risks, and you could lose part or all of your investment.
Risks Related to Our Business
We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more successfully, which could result in a loss of market share and as a result, a decrease in our net sales and gross profit.
      The sunglasses, non-prescription reading glasses, prescription frames and costume jewelry markets in which we compete are intensely competitive. Generally, the bases of competition in our markets are brand recognition, fashion, service, merchandising, quality and price. The majority of retail outlets for non-prescription reading glasses are mass channels. Fashion is a differentiator in this market, and our ability to incorporate fashion into our FosterGrant and Magnivision product lines will be a key factor in retaining our market-leading position. In the sunglasses market, we compete against a variety of companies across multiple channels of trade. The majority of our sunglasses sales are in mass channels, where we primarily compete against companies such as StyleMark, Inc., Motive Eyewear, iZone Group and SelectaVision. In the specialty retail channel, where we sell our premium products, we compete with companies in various niches, including Oakley, Orange 21 and VonZipper. In the non-prescription reading glasses market, our primary competitors are Motive Eyewear, Forrester & Vos and Zoom Eyeworks. In the prescription frames market, we compete against many companies, foreign and domestic, including Luxottica Group S.p.A., Safilo Group S.p.A., Signature Eyewear, Inc. and Motive Eyewear. In the costume jewelry market, we primarily compete against independent costume jewelry manufacturers, including FAF, K&M and Tanya Creations. At major retail chains, we compete not only against other eyewear suppliers but often against private label brands of the chains themselves.
      The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image. Several of our competitors may enjoy substantial competitive advantages, including less outstanding indebtedness and greater financial resources that can be devoted to competitive activities, such as sales and marketing, product development and strategic acquisitions. As a result, these competitors may be able to:

•	adapt to changes in consumer preferences more quickly;

•	anticipate and respond to changing fashion and performance trends more quickly;

•	devote greater resources to the marketing and sale of their products;

•	better adapt to downturns in the economy or other decreases in sales;

•	borrow money at a lower cost; and

•	take advantage of acquisitions and other opportunities more readily.
      We might not be able to compete successfully with these competitors in the future. If we fail to compete successfully, our market share and gross profit would be materially adversely affected.

We rely on a few customers for a significant portion of our sales, and the loss of one or more of those customers would materially adversely affect us.
      Several of our customers are material to our business and results of operations. In fiscal 2005, Wal-Mart, our largest customer, accounted for approximately 35.3% of our net sales, including 76.3% of our costume jewelry sales and 30.8% of our international sales, and our next four largest customers accounted for approximately 26.6% of our net sales. In fiscal 2005, sales of our non-prescription reading glasses to CVS accounted for 11.0% of our net sales. Our business and results of operations could be adversely affected by further consolidation in the mass channels or any deterioration in the financial condition of, or other adverse developments with respect to, one or more of our top customers. Our large customers are also able to exert pricing and other influence on us, requiring us to market, deliver and promote our products in a manner of their choosing, which frequently is more costly to us. Moreover, we do not have a long-term contract with our largest customer, Wal-Mart. As a result, although these customers periodically provide indications of their product needs and purchases, they generally purchase our products on an order-by-order basis, and our relationship, as well as particular orders, can be terminated at any time. The loss or significant decrease in business from any of our major customers would materially adversely affect our business, results of operations and cash flow. Our percentage of net sales to Wal-Mart and some of our other major customers may increase if we are successful in our strategy of broadening the range of products we sell to existing customers, which would have the effect of increasing the impact of any of the risks described in this risk factor.
Any interruption or termination of our relationships with our manufacturers could adversely affect our business, result in increased cost of goods sold or lead to an inability to deliver our products to our customers.
      We rely on third-party manufacturers to supply all of our products. Our principal manufacturers are located in China. We do not have long-term agreements with any of our manufacturers, and products are generally supplied on a purchase order basis. We cannot be certain that we will not experience difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs or failures to comply with our requirements for the proper utilization of our intellectual property. If our relationship with any of our manufacturers is interrupted or terminated for any reason, we would need to locate alternative manufacturing sources. Potential events that could adversely affect our foreign supply chain include the following:

•	political instability, acts of war or terrorism, or other international events resulting in the disruption of trade with countries where our sourcing partners’ manufacturing facilities are located;

•	disruptions in shipping and freight forwarding services, including as a result of dockworker or port strikes;

•	increases in oil prices, which would increase the cost of shipping;

•	interruptions in the availability of basic services and infrastructure, including power shortages;

•	extraordinary weather conditions (such as hurricanes, typhoons and snowstorms) or natural disasters (such as earthquakes or tsunamis); and

•	the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

      These and other events could interrupt production in offshore facilities, increase our cost of goods sold, impair our ability to timely ship orders of our products, delay receipt of products into the United States, cause us to miss the delivery requirements of our customers or prevent us from sourcing products at all. As a result, we could experience lost sales, cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could adversely affect our net sales, results of operations, reputation and relationships with our customers. Our future performance may be subject to the occurrence of such events, which are beyond our control, and which could materially adversely affect our financial condition and results of operations. The establishment of new manufacturing relationships involves numerous uncertainties, and we cannot be certain that we would be able to obtain alternative manufacturing sources in a manner that would enable us to meet our customer orders on a timely basis or on satisfactory commercial terms. If we are required to change any of our major manufacturers, we may experience increased costs, substantial disruptions in the manufacture and shipment of our products and a loss of net sales.
We face business, political, operational, financial and economic risks because a material portion of our operations is outside the United States, a material portion of our sales is to customers outside the United States and all of our manufacturers are outside the United States.
      Our foreign sales offices are located in the United Kingdom, Canada and Mexico, and we outsource the manufacture of our products to Asian contract manufacturers that maintain factories in China. In fiscal 2003, 2004 and 2005, 23.1%, 22.2% and 15.5%, respectively, of our net sales were outside the United States, primarily to customers in the United Kingdom, Canada and Mexico. We are subject to risks inherent in international business, many of which are beyond our control, including:

•	imposition of U.S. and foreign government controls, such as export license requirements or other trade restrictions and changes in regulatory practices;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	unexpected changes in regulatory requirements, such as changes in withholding taxes that restrict the repatriation of earnings into the United States and affect our effective income tax rate due to profits generated or lost in foreign countries;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and

•	difficulties in obtaining the protections of intellectual property laws, if any, of other countries.
      Any of these factors could reduce our net sales, decrease our gross margins or increase our expenses.
Fluctuations in foreign currency exchange rates could harm our results of operations.
      We conduct operations in and generate sales from many areas of the world involving transactions denominated in a variety of currencies. We are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our U.K., Canadian and Mexican subsidiaries. Additionally, we outsource the manufacture of our products to Asian contract manufacturers that maintain factories in China. While we pay these suppliers in U.S. dollars, their costs are typically based upon the local currency of the country in which they operate. Any decrease in the value of the

U.S. dollar against these foreign currencies could result in a corresponding increase in our future cost of goods sold and decrease in our gross profit, which would materially adversely affect our financial condition and operating results.
We have indebtedness which may restrict our business and operations, adversely affect our cash flow and restrict our future access to sufficient funding to finance desired growth.
      As of September 30, 2006, after giving effect to this offering and the intended use of proceeds, we would have had outstanding indebtedness of approximately $           million under our first lien term loan, which would have represented approximately           % of our total capitalization. After giving effect to this offering, we estimate that our debt service will be approximately $           million in fiscal 2007. Although we have entered into interest rate protection arrangements, after giving effect to this offering, a hypothetical change in the interest rate of 1% on our indebtedness as of September 30, 2006, would change our annual cash interest expense by approximately $           million.
      Having this amount of indebtedness (i) makes us more vulnerable to adverse changes in general economic, industry and competitive conditions and (ii) places us at a disadvantage compared to any of our competitors that may have less debt. Furthermore, our interest expense could increase if interest rates rise because our debt bears interest at floating rates. We dedicate a substantial portion of our cash flow to pay interest on our debt and will dedicate an even greater portion of our cash flow to repay the principal amount beginning in March 2007. If we do not have sufficient earnings to service our debt, we would need to refinance all or part of that debt, sell assets, borrow more money or sell securities, which we may not be able to do on commercially reasonable terms, or at all.
      As of September 30, 2006, our total indebtedness consisted of a credit facility with a group of financial institutions secured by substantially all of our assets. The terms of our credit facility include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our credit facility requires us to maintain certain financial ratios, as described in “Description of Credit Facility,” and restricts our ability to incur additional indebtedness. These restrictions and covenants limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us, including strategic acquisitions.
      A breach of the provisions of our credit facility, including any inability to comply with the required financial ratios, could result in an event of default under our credit facility. If an event of default occurs under our credit facility (after any applicable notice and cure periods), our lenders would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under our credit facility. In the event of a default under our credit facility, the lenders could also foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.
Due to the uncertainty of the interpretation and application of existing U.S. federal income tax laws there is a risk that FGX International Holdings Limited could be treated as a U.S. corporation for U.S. federal income tax purposes, in which case we would be subject to higher taxes, which could materially adversely affect our results of operations and cash flows.
      U.S. federal income tax laws provide that if a foreign corporation acquires substantially all of the properties of a U.S. corporation and, after the acquisition, the former shareholders of the U.S. corporation own 80% or more of the stock of the foreign corporation by virtue of their ownership of the U.S. corporation’s stock, the foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. Although we believe that these anti-inversion rules do not apply to us, these rules have not been the subject of any judicial decisions or administrative rulings, are subject to change at any time and any such change may be retroactive. Moreover, regulations or interpretations adversely affecting our position under the anti-inversion rules could be issued at any time, potentially with retroactive effect. If the Internal Revenue Service (“IRS“) was to take successfully the contrary position that FGX International Holdings Limited should be treated as a U.S. corporation, we could be subject to substantially higher U.S. federal income taxes and such changes could materially adversely affect our results of operations and cash flows.
      FGX International Holdings Limited is a BVI international business company, and effective January 1, 2007 will be automatically re-registered as a BVI business company. In addition, certain of our non-U.S. subsidiaries are incorporated in the BVI and other countries and are subject to taxation in those or other countries where the applicable statutory tax rates are substantially lower than those applicable to our U.S. subsidiaries. As a result, our overall effective tax rate will be materially affected by the relative level of earnings in the various taxing jurisdictions to which our earnings will be subject. We do not expect to provide for tax on the undistributed retained earnings of these non-U.S. subsidiaries.
      We are, and expect to be, periodically examined by various federal, state, local and foreign taxing authorities. The tax years under examination vary by jurisdiction. We expect to consider regularly the likelihood of assessments in each of the taxing jurisdictions and expect to establish tax allowances which represent our best estimate of the potential assessments. The resolution of any of these tax matters could differ from the amount reserved, if any. While that difference could be material to the results of operations and cash flows for any affected reporting period, we do not expect that it will materially adversely affect our consolidated financial position or consolidated liquidity.
If we are unable to implement our business strategy successfully to expand our product offerings, our business may suffer.
      We intend to continue to expand our product offerings, particularly focusing on prescription frames, more fashionable non-prescription reading glasses, our premium brands (Anarchy, Angel and Gargoyles) and higher-end licensed brands. We also plan to introduce new products within the eyewear and costume jewelry markets. However, we may not be successful in gaining market acceptance for any new products that we offer. In addition, introduction of new product offerings will require us to incur additional sales and marketing expenses, and these expenses may be material. The execution of our business strategy could strain our management, financial and operational resources, which could materially adversely affect our performance and results of operations. The success of our business strategy could be negatively impacted by our failure or inability to:

•	increase awareness and popularity of our existing FosterGrant, Magnivision, Anarchy, Angel and Gargoyles brands;

•	establish awareness of any new brands we may introduce or acquire;

•	maintain and negotiate favorable license agreements enabling us to expand our distribution channel penetration and to market our eyewear products to a substantially broader consumer base;

•	increase customer demand for our existing products and establish customer demand for any new product offering;

•	attract, acquire and retain customers at a reasonable cost, especially in upchannel markets such as department stores;

•	achieve and maintain a critical mass of customers and orders across all of our product offerings;

•	maintain or improve our gross margins; or

•	compete effectively in highly competitive markets.
      We may not be able to address successfully any or all of these challenges in a manner that will enable us to expand our business in a cost effective or timely manner. If our new products are not received favorably by consumers, our reputation and the value of our brands could be damaged. The lack of market acceptance of new products we may develop or our inability to generate satisfactory net sales from any new products to offset their cost could harm our business.
If we fail to market effectively our FosterGrant and Magnivision products, these brands may not achieve or maintain the broad recognition necessary to our success.
      We believe that broader recognition and favorable perception of our FosterGrant and Magnivision brands are essential to our future success. In recent years, we have invested minimally in marketing and advertising our FosterGrant brand to consumers. Similarly, since we acquired Magnivision, we have invested minimally in marketing and advertising our Magnivision brand. As part of our growth strategy, we plan to capitalize on existing awareness of our FosterGrant and Magnivision products by investing in marketing and advertising activities and introducing an advertising and marketing campaign targeting consumers. These expenditures may not result in a sufficient increase in net sales to cover such marketing and advertising expenses, and it may be that our failure to invest in marketing and advertising our FosterGrant brand has impaired the value of the brand to an extent that may be difficult to reverse. In addition, even if brand recognition increases, our customer base may decline or fail to increase and our net sales may not continue at present levels or may decline.
If we fail to promote successfully our Anarchy, Angel and Gargoyles brands, we may not be able to execute effectively our growth strategy with respect to these brands.
      Our Anarchy, Angel and Gargoyles brands are designed to appeal to different demographic groups and distribution channels at a premium price point. We must successfully market these brands with their respective target demographics. Effective positioning of these brands will depend largely on the success of our marketing and advertising efforts and our ability to anticipate and respond to changing fashion and performance trends in the action sports enthusiast and lifestyle markets. As part of our growth strategy, we plan to increase marketing and advertising of these brands to further identify our Anarchy, Angel and Gargoyles brands with these images and lifestyles. However, we may not identify successfully our brands with these images and lifestyles, and accordingly, these expenditures may not result in a sufficient increase in net sales to cover such marketing and advertising expenses and our net sales of our Anarchy, Angel and Gargoyles branded products may not improve, or may decline.
If we do not continue to negotiate and maintain favorable license arrangements, our growth prospects, sales and operating results could be adversely affected.
      We have entered into license agreements that enable us to sell eyewear under certain nationally recognized brands, including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway. We believe that our ability to maintain and negotiate favorable license agreements enables us to increase our access to additional distribution channels. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements, our growth prospects, sales and operating results could be adversely affected.
Our business could be harmed if we fail to maintain proper inventory levels or if we misjudge the market for a particular product.
      The sunglasses, non-prescription reading glasses and costume jewelry markets are subject to changing consumer preferences based on fashion and performance trends. Our success depends largely on our ability to continue to anticipate and respond to changing fashion and performance trends and consumer preferences in a timely manner. Decisions regarding product designs must be made several months in advance of the time when consumer acceptance can be measured. We therefore place orders with our manufacturers for many of our products prior to the time we receive orders for these products from our customers. We also maintain an inventory of selected products that we anticipate will be in high demand.
      Although we attempt to stay abreast of emerging fashion and performance trends affecting some of our products, any failure by us to identify and respond to such trends could adversely affect consumer acceptance of our existing brand names and product lines, which in turn could adversely affect sales of our products. If we misjudge the market for a particular product or are unable to respond quickly to fashion trends, we may be unable to sell the products we have ordered from manufacturers or that we have in our inventory. Excess inventory levels may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and harm our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to our customers, negatively impact retailer relationships and diminish brand loyalty. Additionally, if inventory shortages require us to purchase additional products that must be shipped by air freight (rather than ocean freight) in order to meet our customers’ demands, our shipping costs would increase significantly and our gross profit would be adversely affected. Accordingly, if we misjudge the market or fail to maintain proper inventory levels, our sales and operating results would be adversely affected. Our brand image with respect to our products may also suffer if customers or consumers believe that we are no longer able to offer stylish products, respond to the latest fashion trends or maintain the quality of our products.
If we fail to secure or protect our intellectual property rights, competitors may be able to use our intellectual property, which could weaken our competitive position, reduce our net sales and increase our costs.
      We primarily protect our intellectual property rights through the enforcement of patent, trade secret, trade dress, trademark, copyright and unfair competition laws, in addition to nondisclosure, confidentiality and other contractual restrictions. Our intellectual property portfolio, including our product designs and trademarks, are important to the success of our products and our competitive position. However, there can be no assurance that our efforts to protect our intellectual property will be adequate, effective or will not be challenged by third parties. Despite our efforts, third parties may have violated and may in the future violate our intellectual property rights. In addition, other parties, including our competitors, may independently develop similar, competing or superior products, technologies or designs that do not infringe on our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors could obtain our proprietary information and imitate our products using processes or technologies developed by us and thereby harm our competitive position and financial condition. Our results of operations could also be adversely affected by parallel trade (i.e., gray markets) and counterfeiting of our products, which could harm our reputation for producing high-quality products.

      Since we sell our products internationally and outsource the manufacture of our products to Asian contract manufacturers that maintain factories in China, we also are dependent on the laws of foreign countries to protect our intellectual property. These laws may not enforce or protect our intellectual property rights to the same extent or in the same manner as the laws of the United States. Although we will continue to devote substantial resources to the establishment and protection of our intellectual property on a worldwide basis, we cannot be certain that these efforts will be successful or that the costs associated with protecting our rights abroad will not be extensive. If we are unable to protect adequately our intellectual property rights, our results of operations may be adversely affected.
We may be involved in intellectual property litigation or subject to claims by third parties for alleged infringement of their intellectual property rights, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.
      From time to time in the course of our business we are involved in litigation to protect and enforce our intellectual property rights and receive notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims lead to litigation. We cannot assure you that our intellectual property rights have the value we believe them to have, that our products will not be found to infringe upon the intellectual property rights of others or that we will prevail in any litigation. Any intellectual property claim, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert our management from normal business operations. Adverse determinations in litigation could subject us to significant liability and force us to terminate sales of infringing products or to develop redesigned products or brands or could subject us to the loss of our rights to a particular patent, trademark, copyright or trade secret. In addition, we could be required to seek a license from the holder of the intellectual property, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. Even if we obtain a license, the cost of potential royalty payments could negatively affect our margins. If we are unable to redesign our products or obtain a license, we may have to discontinue a particular product offering. If we fail to develop a non-infringing technology or product on a timely basis or to license the infringed technology on acceptable terms, our business, financial condition and results of operations could be harmed.
We might not successfully integrate future acquisitions, which could materially adversely affect our business, financial condition, results of operations and cash flows.
      As part of our growth strategy, we intend to continue to pursue strategic business acquisitions or make investments in other products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base, and the magnitude of any such transaction could be significant. We have an interest in expanding our product lines to include personal fashion accessories that we do not currently market, and the extension of our product lines into unfamiliar categories will present additional challenges. Although we have experience in acquiring other businesses, we may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business or product, such acquisitions and investments involve a number of risks, including:

•	problems assimilating the purchased products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs and/or contingent liabilities associated with the acquisition;

•	diversion of management’s attention from our core business;

•	harm to our existing business relationships with manufacturers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired businesses.
      Future acquisitions could materially adversely affect our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Once integrated, acquired operations may not achieve levels of revenues, gross profit or productivity comparable with those achieved by our existing operations or otherwise perform as expected. If we fail to recognize or address these matters in a timely manner or devote adequate resources to them, we may fail to achieve our growth strategy and otherwise not realize the intended benefits of an acquisition. Every acquisition involves risks, and the process of integrating acquired companies into our operations may result in unforeseen difficulties and require significant financial resources, management time and attention that would otherwise be available for the ongoing development or expansion of our existing operations.
      Furthermore, the consideration paid in connection with an investment or acquisition may affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash and borrowing capacity and incur additional indebtedness to consummate any acquisition. To the extent we issue ordinary shares or other rights to purchase capital stock, including options or other rights, existing shareholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs or restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors could materially adversely affect our business, financial condition, results of operations and cash flows.
Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.
      Our operating results fluctuate from quarter to quarter as a result of changes in demand for our products, our effectiveness in managing our suppliers and costs, the timing of the introduction of new products and weather patterns. Sunglasses orders are usually shipped initially in December, while replenishment orders are primarily shipped during the first half of the fiscal year as retailers build inventories for the spring and summer selling seasons. Costume jewelry is shipped primarily during the second half of the fiscal year as retailers build inventories for the holiday season. Sales of non-prescription reading glasses are generally uniform throughout the year. Although sales of our non-prescription reading glasses have, in part, offset the seasonality of sales of our costume jewelry and sunglasses product lines, our financial condition and results of operations are highly dependent on the shipping of product during the second half of the year. We anticipate that this seasonal impact on our net sales is likely to continue. In addition, our quarterly results could be adversely impacted by the timing of customer orders and scheduled shipping dates. As a result, our net sales and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. These fluctuations could cause the market price of our ordinary shares to decline. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance.
      Our expense levels in the future will be based, in large part, on our expectations regarding net sales. Many of our expenses are fixed in the short term or are incurred in advance of anticipated sales. We may not be able to decrease our expenses in a timely manner to offset any seasonal shortfall of sales.

An increase in product returns could negatively impact our operating results.
      Sales are recognized when revenue is realized or realizable and has been earned. We recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. In addition, prior to revenue recognition, we require persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. Accordingly, we provide allowances for the estimated amounts of these returns at the time of revenue recognition based on historical experience. Any significant increase in product damages or defects or product returns could materially adversely affect our operating results for the period or periods in which such events materialize.
Disruption in our distribution center could significantly lower our net sales and gross profit.
      We maintain a distribution center in our Smithfield, Rhode Island facility which is essential to the efficient operation of our distribution network. Any serious disruption to this distribution center due to fire, snowstorms, flooding, acts of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to receive products from our suppliers and distribute products to our customers. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace the center. As a result, any such disruption could significantly lower our net sales and gross profit.
We are heavily dependent on our current executive officers and management and the loss of any of them could adversely affect our ability to operate our business and to develop and market our products successfully.
      We are heavily dependent on our current executive officers and management. We believe that our future success is highly dependent on the contributions of Alec Taylor, our Chief Executive Officer, Jack H. Flynn, Jr., our President, and Brian J. Lagarto, our Chief Financial Officer. We have entered into an employment agreement (which includes a non-compete provision) with each of Mr. Taylor, Mr. Flynn and Mr. Lagarto; however, we cannot be certain that any of them will not be recruited by our competitors or otherwise terminate their relationship with us. Our future success may also depend on our ability to attract and retain additional qualified management, design and sales and marketing personnel. We do not carry key man life insurance. The loss of any key employee or the inability to attract or retain qualified personnel, including product design and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage our brand.
A shift by one or more of our customers to “pay-on-scan” payment programs could materially reduce our net sales, gross profit and cash flows.
      Some of our customers are considering ways to shift their inventory risks and costs of working capital by adopting “pay-on-scan” payment programs. Under these pay-on-scan arrangements, our inventory would not transfer to the customer until the customer has sold the product to a consumer. Accordingly, we would not be able to recognize sales until the customer notifies us that the product has been sold to a consumer. We have historically declined to participate in most pay-on-scan inventory programs, even though some of our competitors may do so. Our decision not to participate in pay-on-scan programs may result in our loss of these customers, which would reduce our net sales and cash flows. If one or more of our customers terminates its relationship with us as a result of our decision not to participate in such pay-on-scan programs, our net sales, gross profit and cash flows may be materially adversely affected. Furthermore, if we agree to participate in such programs, it may be more difficult for us to manage effectively our inventory and our net sales and cash flows may be materially adversely affected as well.
If we fail to comply with federal regulations imposed by the Food and Drug Administration or various state regulations, we could be subject to fines and penalties and our products could be suspended or removed from the market, each of which would cause our net sales and results of operations to decline.
      Our non-prescription reading glasses and sunglasses are considered to be medical devices by the United States Food and Drug Administration. Accordingly, the manufacture and sale of these products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, as amended by the Medical Device Amendments of 1976 and certain subsequent amendments. Non-prescription reading glasses and sunglasses that are appropriately labeled are exempt from the “premarket notification process” that is applicable to medical devices that potentially pose greater risk to individuals than our products. However, non-prescription reading glasses and sunglasses must be fitted with impact-resistant lenses and comply with other FDA requirements. They must also be manufactured from nonflammable finished materials, and must meet the flammable solid requirements and other requirements of federal law. The FDA can modify how these products are classified or could, through appropriate rulemaking, withdraw the exemption from premarket notification. If this were to occur, it could have an adverse impact on our ability to continue to market these products and would likely increase our costs of compliance.
      As an establishment involved in the distribution of medical devices intended for marketing and commercial distribution in the United States, we are required to, and have registered with, the FDA. This process is known as establishment registration and provides the FDA with the location of medical device distribution facilities. We are also required to adhere to applicable FDA regulations, and our facilities are subject to regular inspection by the FDA. If the FDA were to conclude, following such an inspection or otherwise, that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to public health. The FDA may also impose operating restrictions either through consent decrees or otherwise, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the Department of Justice. Any of these adverse governmental actions could negatively affect our gross profit with respect to our non-prescription reading glasses and sunglasses.
      In addition, we are subject to various state regulations that dictate which types of reading glasses may be sold with and without a prescription. For example, the FDA does not require a prescription for reading glasses, but some states have imposed magnification limits on non-prescription reading glasses. We are also subject to state labeling laws, which vary from state to state. We are subject to similar rules and regulations, and the related risks and uncertainties, in each of the foreign countries in which we operate.
If we must make payment of all or a portion of certain contingent liabilities, our results of operations and our cash flows would be materially adversely affected.
      In February 2005, we reached an agreement to settle a patent infringement action commenced in 1992 by Magnivision (f/k/a Al-Site and then owned by its founding family, which retained the rights to the litigation and any litigation proceeds) against an entity which is now a subsidiary of ours relating to the use of certain display devices for eyeglasses. The United States District Court for the Central District of California entered a final judgment on the agreed settlement and a series of subsequent orders clarifying certain of its terms. Pursuant to the agreed settlement, we are obligated to pay the plaintiff $11.0 million. However, there is a cost sharing agreement in place which provides that an unrelated third party is paying approximately $7.9 million of the $11.0 million final judgment. The unrelated third party participated in the settlement proceedings with the court, and an affiliate of the third party has guaranteed payments on amounts due under the cost sharing agreement directly with the plaintiff. As a result of the cost sharing agreement, and a credit of $2.0 million which the court allowed for a prejudgment payment we had previously made to the plaintiff, our total remaining obligation under the agreed settlement, as construed by the court, was approximately $1.1 million. This amount was paid by us as of the end of fiscal 2005. The court scheduled a three year monthly payment plan in May 2005 and thus far all payments have been timely made. However, we remain legally liable for the outstanding balance on the agreed settlement even though it is being paid by the third party. As of September 30, 2006, the outstanding balance on the agreed settlement was approximately $5.5 million. If both the third party and the guarantor fail to, or are unable to, comply with the terms of the agreed settlement, and if we are determined to be responsible for all or a portion of this amount, our results of operations and our cash flows would be materially adversely affected.
Our products may subject us to product liability claims, which are expensive to defend and may require us to pay damages.
      We may be required to pay for losses or injuries caused by our products. We have been and may again be subjected to various product liability claims, including claims for serious personal injury. Although we are not involved presently in any product liability claim, successful assertion against us of one or a series of large claims could harm our business. Also, if one of our products is found to be defective, we may be required to recall it, which may result in substantial expense and adverse publicity and negatively impact our sales, operating results and reputation. Although we maintain, and require our material suppliers and manufacturers to maintain, product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy, which would hurt our financial condition. In addition, we may also be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future.
We may suffer negative publicity, be sued or have one or more of our license agreements or business relationships terminated if the manufacturers of our products violate labor laws or engage in practices that are viewed as unethical.
      We utilize established procedures to select manufacturers with legal and ethical labor practices, but we cannot control the business and labor practices of our manufacturers. If one of these manufacturers violates, or is accused of violating, labor laws or other applicable regulations, or if such a manufacturer engages in labor or other practices that would be viewed as unethical if such practices occurred in the United States, one or more of our license agreements could be terminated by our licensors or our business relationships with our customers could be terminated. We also could suffer negative publicity or be sued. In addition, if such negative publicity affected one of our customers, it could result in the loss of business for us and materially adversely affect our business.

Risks Related to this Offering and Our Ordinary Shares
No market currently exists for our ordinary shares, and an active trading market for our ordinary shares may not develop.
      Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NASDAQ Global Select Market or otherwise or how liquid that market might become. The initial public offering price for our ordinary shares is or will be determined by negotiations among us, our principal shareholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.
Future sales of our ordinary shares in the public market could cause our share price to fall.
      Sales of our ordinary shares in the public market after this offering, or the perception that such sales might occur, could cause the market price of our ordinary shares to decline. These sales, or the possibility that sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have                     ordinary shares outstanding. In general, the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act. In addition, of the                      remaining outstanding ordinary shares, approximately                      shares will be available for sale immediately upon the completion of this offering and approximately                      shares will be available for sale 180 days after the completion of this offering following the expiration of lock-up agreements the underwriters have entered into with our shareholders, described below.
      After completion of this offering, our principal shareholder or entities controlled by it or its permitted transferees will be entitled to certain rights with respect to the registration of 59.05624 shares under the Securities Act. Our principal shareholder has, pursuant to the lock-up agreements described below, agreed not to exercise its rights until 180 days following the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., on behalf of the underwriters. In addition, our principal shareholder or entities controlled by it or its permitted transferees will, subject to these lock-up agreements, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our principal shareholder, the affiliated entities controlled by it or its respective permitted transferees were to exercise their registration rights and/or sell a large number of their shares in a short period of time, the market price of our ordinary shares could decline significantly.
      We, the selling shareholders, our directors and executive officers have agreed to a lock-up period, meaning that they and their permitted transferees may not sell any of their shares without the prior consent of Deutsche Bank Securities Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus. These lock-up agreements will restrict us, the selling shareholders and our directors and executive officers, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of 180 days after the date of this prospectus without the prior consent of Deutsche Bank Securities Inc., on behalf of the underwriters. Although we have been advised that there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See “Shares Eligible for Future Sale.”
      In the future, we may issue our securities in connection with investments and acquisitions. The amount of ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then outstanding ordinary shares and could significantly dilute your ownership.

If our share price fluctuates after this offering, you could lose a significant part of your investment.
      The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including those described above under “—Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our company after this offering or changes in financial estimates by analysts;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	availability of capital;

•	general economic conditions;

•	terrorist acts;

•	future sales of our ordinary shares; and

•	investor perception of us and our industry.
      As a result of these factors, you may not be able to resell your ordinary shares at or above the initial offering price. Even factors that do not specifically relate to our company may materially reduce the market price of our ordinary shares, regardless of our operating performance.
We will incur significant expenses as a result of being a public company.
      We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, which we refer to as SOX, as well as related rules subsequently implemented by the SEC and NASDAQ Global Select Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase significantly our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we are in the process of creating additional board committees and adopting policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We expect an increase of $1.0 million to $1.5 million per year in our general and administrative expenses due to the costs of being a public company. We also expect to incur additional costs of $1.5 million to $2.0 million in the aggregate through fiscal 2008 in order to comply with Section 404 of SOX. We also expect these new laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new laws, rules and regulations and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. The costs of compliance or our failure to comply with these laws, rules and regulations could materially adversely affect our reputation, financial condition, results of operations and the price of our ordinary shares.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report accurately our financial results. This could have a material adverse effect on our share price. In the past our U.K. subsidiary misreported financial information, which might have been avoided if better internal controls had been in place.
      Effective internal controls are necessary for us to provide accurate financial reports. We previously discovered a weakness in our internal controls. Specifically, in May 2005 we discovered that our U.K. subsidiary had misreported its operating results in its internal reporting package used to prepare our consolidated financial statements for the three months ended March 31, 2005. Promptly upon this discovery, we commenced an on-site internal financial investigation, corrected our March 31, 2005 quarterly results and recirculated our financial statements to our lenders. We also believe that prior U.K. management over-allocated certain products to customers to meet sales targets in fiscal 2003 and 2004. We do not believe the over-allocations were material, and accordingly concluded that the annual results of our U.K. subsidiary did not require adjustment. As a result of our investigation, we have taken corrective measures and implemented enhanced controls and internal reporting procedures, which are intended to ensure accurate financial reports. These corrective actions and enhancements included replacing the key members of our U.K. subsidiary’s management involved with this misreporting, requiring financial information for the U.K. subsidiary to be reported directly to us when generated, holding regular conference calls with our senior management in the United Kingdom during which financial results are reviewed, and including our U.K. subsidiary on our management information system, thereby providing us with direct access to that subsidiary’s internal financial and operational information on a real-time basis. These enhanced procedures are intended to permit us to prepare our financial statements promptly and accurately.
      We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of SOX and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the deadline for those reports.
      There can be no assurance that we will maintain adequate controls over our financial processes and reporting in the future or that those controls will be adequate in all cases to uncover inaccurate or misleading financial information that could be reported by members of management. If our controls failed to identify any misreporting of financial information, or our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our shares could drop significantly.
As a new investor, you will experience immediate and substantial dilution in net tangible book value of your shares.
      The initial public offering price of our ordinary shares in this offering is considerably more than the net tangible book value per ordinary share. Given that our ordinary shares have in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $           per ordinary share in net tangible book value, based on the initial offering price of $           per ordinary share, the mid-point of the filing range. The exercise of outstanding options may result in further dilution. See “Dilution” for more information.

We currently do not intend to pay dividends on our ordinary shares and consequently your only opportunity to achieve a return on your investment is if the price of our ordinary shares appreciates.
      We currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our credit facility restricts our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our ordinary shares appreciates and you sell your ordinary shares at a profit.
A significant shareholder controls the direction of our business. This concentrated ownership of our ordinary shares could prevent you and other shareholders from influencing significant corporate decisions.
      Following completion of this offering, Berggruen Holdings and its affiliates will own           % of our outstanding ordinary shares, which represents           % of the total voting power of our voting stock, or           % of the total voting power of our voting stock if the underwriters exercise their over-allotment option in full. As a result, Berggruen Holdings, or its affiliates, have the ability to control effectively all matters requiring shareholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination of the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.
      The interests of Berggruen Holdings, or entities controlled by it, may not coincide with the interests of other holders of our ordinary shares. In addition, you will not be able to prevent Berggruen Holdings, or entities controlled by it, from selling shares, including all of the ordinary shares it holds. For example, Berggruen Holdings, or entities controlled by it, could cause us to make acquisitions that increase the amount of our indebtedness or outstanding ordinary shares or sell revenue-generating assets. Berggruen Holdings, or entities controlled by it, may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Berggruen Holdings, or entities controlled by it, continue to own a substantial number of ordinary shares, Berggruen Holdings, or entities controlled by it, will effectively control all our corporate decisions.
Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would being a shareholder of a corporation incorporated in another jurisdiction.
      We were incorporated on September 22, 2004 as an international business company under the laws of the BVI. Effective January 1, 2007, we will automatically be reregistered under the BVI Business Companies Act, 2004 (British Virgin Islands) and will become a BVI business company. Our corporate affairs are governed by our Memorandum and Articles of Association. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of directors and management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law are governed by the laws of the BVI and English common law, and may not be as extensive as the rights of shareholders in some jurisdictions in the United States. You may have to seek redress in a BVI court in order to protect your interests in the face of actions by our board of directors or our principal shareholder.
      Judgments obtained in the courts of any state within the U.S. generally will be recognized and enforced by courts in the BVI except for judgments regarding penalties, fines, taxes or other fiscal or revenue obligations of ours, if these judgments are final, for a liquidated sum, were not obtained in a fraudulent manner and are not of a kind the enforcement of which is contrary to BVI public policy. There is some doubt as to whether the courts of the BVI would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S., or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in the BVI that the U.S. and the BVI do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities law, would not automatically be enforceable in the BVI.
      As outlined above, there are grounds upon which a BVI court may not enforce the judgments of U.S. courts and some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, may not be permitted under BVI courts as contrary to public policy in the BVI. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets. Further, no claim may be brought in the BVI by or against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI law and do not have force of law in the BVI; however, a BVI court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under BVI law.
Our Memorandum and Articles of Association will contain anti-takeover provisions which may discourage attempts by other companies to acquire or merge with us and which could reduce the market value of our ordinary shares.
      Provisions of our Memorandum and Articles of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our ordinary shares. Provisions in our Memorandum and Articles of Association may delay, deter or prevent other persons from attempting to acquire control of us. These provisions will include:

•	the authorization of our board of directors to issue further classes of shares, including preference shares, with those rights and preferences set forth in our Memorandum of Association, without the specific approval of the holders of ordinary shares;

•	the prohibition of action by the written consent of the shareholders;

•	the establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings; and

•	the requirement that the holders of two-thirds of the outstanding shares entitled to vote at a meeting are required to approve changes to specific provisions of our Memorandum and Articles of Association including those provisions described above and others which are designed to discourage non-negotiated takeover attempts.
      In addition, our Memorandum and Articles of Association will permit special meetings of the shareholders to be called only by our Chief Executive Officer or our board of directors upon request by a majority of our directors or the written request of holders of more than 30% of our outstanding voting securities. Provisions of our Memorandum and Articles of Association could impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Our anti-takeover provisions are more fully described under the heading “Description of Share Capital— Certain Anti-Takeover Matters.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections, as the case may be, and as such involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “will,” “would,” “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance, and involve risks, uncertainties and assumptions which are difficult to predict. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make.
      We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from any forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
      Except as required under the federal securities laws and the rules and regulations of the SEC, we do not assume any obligation to update or revise any forward-looking statements after we distribute this prospectus, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS
      We estimate that we will receive approximately $           million in net proceeds from our sale of                      ordinary shares in this offering. This estimate is based upon an assumed initial public offering price of $           per ordinary share, the mid-point of our filing range, less estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from ordinary shares sold by the selling shareholders.
      We intend to use approximately $50.0 million to repay in full the amount outstanding under our second lien term loan, approximately $          to repay a portion of the amount outstanding under our first lien term loan and approximately $          to repay in full the amount outstanding under our revolving credit facility. A $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) the net proceeds to us by $          and increase (decrease) the amount of indebtedness that we intend to repay under our first lien term loan by the same amount, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.
      As of September 30, 2006, we had outstanding indebtedness of approximately $150.0 million under the first lien term loan and $50.0 million under the second lien term loan. As of September 30, 2006, we had $8.0 million outstanding under our revolving credit facility. The first lien term loan amortizes in quarterly installments of $1.5 million due on each of March 31, June 30, September 30 and December 31, 2007, $1.875 million due on each of March 31, June 30, September 30 and December 31, 2008, $2.625 million due on each of March 31, June 30, September 30 and December 31, 2008, 2009, 2010, 2011 and 2012, with the final installment due on December 9, 2012 in an amount necessary to repay in full the then unpaid principal amount of the first lien term loans (which, after giving effect to the use of net proceeds from this offering, if we do not make any prepayments in the future, will be equal to $           million). The second lien term loan matures on December 9, 2013. Currently, the interest rate on the first lien term loan is equal to LIBOR plus 4.00% (9.4% as of September 30, 2006), the interest rate on the second lien term loan is equal to LIBOR plus 7.75% (13.1% as of September 30, 2006) and the interest rate on the revolving credit facility is equal to the prime rate plus 3.00% (11.25 as of September 30, 2006). The borrowings under both the first lien term loan and second lien term loan were used to refinance our then-existing indebtedness of $98.0 million and pay a $99.1 million dividend to our shareholders. The borrowings under our revolving credit facility were used for general corporate purposes.

DIVIDEND POLICY
      Other than a $99.1 million dividend we paid to our shareholders in connection with the December 2005 refinancing, in which we entered into a new $215.0 million secured credit facility (the “2005 Refinancing”), we have never declared or paid cash dividends on our ordinary shares and do not intend to pay cash dividends to our shareholders in the foreseeable future. We currently intend to retain our future earnings, if any, for the development of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions and covenants, capital requirements, business prospects and other factors our board of directors may deem relevant. For a description of restrictions on payments of dividends under our credit facility, see “Description of Credit Facility.”

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an adjusted basis to give effect to the completion of this offering and our receipt and application of the estimated net proceeds.
      See “Use of Proceeds” for more information about our use of the net proceeds from this offering. The “Actual” column in the table below reflects our capitalization as of September 30, 2006 on a historical basis, without any adjustments to reflect subsequent or anticipated events. The “As Adjusted” column reflects our capitalization as of September 30, 2006 with adjustments to reflect the receipt by us of the estimated net proceeds from the sale of                      ordinary shares by us in this offering at an assumed initial public offering price of $           per ordinary share (which is the mid-point of our filing range) and the application of the net proceeds therefrom.
      You should read this table together with our financial statements and the accompanying notes included elsewhere in this prospectus.

	As of September 30, 2006

	Actual	As Adjusted

	(in thousands)
	(Unaudited)
Cash and cash equivalents	$10,450

Long term obligations, including current maturities (1)	$209,403
Ordinary shares, $1.00 par value; 50,000 ordinary shares authorized; 62.903681 ordinary shares issued and 61.131468 shares outstanding (actual); ordinary shares authorized (as adjusted); ordinary shares issued and outstanding (as adjusted)	—
Additional paid-in capital	1,265
Accumulated other comprehensive income	530
Accumulated deficit	(87,896)
Treasury shares, at cost, 1.772213 shares at September 30, 2006	(2,437)

Total shareholders’ equity (deficit); ordinary shares, as adjusted	(88,538)

Total capitalization (2)	$120,865

(1)	As of September 30, 2006, we had $8.0 million outstanding under our revolving credit facility.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price per ordinary share of $ per ordinary share would decrease (increase) as adjusted amounts of our long term obligations, total shareholders’ equity and total capitalization by $ , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

DILUTION
      If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the net tangible book value per ordinary share immediately after this offering.
      Net tangible book value per ordinary share represents the amount of our shareholders’ equity, less intangible assets, divided by the number of our ordinary shares outstanding. As of September 30, 2006, we had a negative net tangible book value of approximately $166.8 million.
      Assuming (i) the sale by us of                     ordinary shares in this offering at an assumed initial public offering price of $           per ordinary share, the mid-point of our filing range, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of the net proceeds of this offering as discussed in “Use of Proceeds,” our as adjusted net tangible book value as of September 30, 2006, would have been $          , or $           per ordinary share. This represents an immediate increase in pro forma net tangible book value of $           per ordinary share to our existing shareholders and an immediate dilution of $           per ordinary share to the new investors purchasing shares in this offering. The following table illustrates this per ordinary share dilution:

Assumed initial public offering price per ordinary share	$
Net tangible book value per ordinary share as of September 30, 2006	$
Increase in as adjusted net tangible book value per ordinary share attributable to this offering	$
As adjusted net tangible book value per ordinary share after giving effect to this offering	$
Dilution per ordinary share to new investors	$
      As of September 30, 2006, there were outstanding options to purchase a total of 4.386787 ordinary shares at a weighted average exercise price of $2,204,556 per ordinary share. Upon consummation of this offering, we intend to grant options to purchase  ordinary shares at the offering price to approximately 25 members of management under our 2007 Incentive Compensation Plan, which is described under “Management— 2007 Incentive Compensation Plan.” To the extent these options are exercised, there will be dilution to new investors of $           per ordinary share. See “Management.”
      A $1.00 increase (decrease) in the assumed initial public offering price per ordinary share of $           per ordinary share would increase (decrease) our pro forma net tangible book value by $           million, our pro forma net tangible book value per ordinary share after this offering by $ and the dilution per ordinary share to new investors by $          , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.
      The following table sets forth on an as adjusted basis, as of September 30, 2006, the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid to us by existing holders of ordinary shares and to be paid to us by new investors purchasing ordinary shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $           per share, the mid-point of our filing range.

Ordinary Shares Purchased		Total Consideration		Average Consideration

Number(1)	Percent(2)	Amount	Percent	Per ordinary share

(1)	Does not include outstanding employee options to purchase 4.386787 ordinary shares at a weighted average exercise price of $2,204,556 per ordinary share.

(2)	If the underwriters exercise their over-allotment option in full, our existing shareholders would own % and our new investors would own % of the total number of our ordinary shares outstanding after this offering.

SELECTED HISTORICAL FINANCIAL DATA
      The following table sets forth selected financial information for fiscal 2001, 2002, 2003, 2004 and 2005, as well as for the nine months ended October 1, 2005 and September 30, 2006. Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2005, which ended on December 31, 2005, fiscal 2003, which ended on December 27, 2003, fiscal 2002, which ended on December 28, 2002, and fiscal 2001, which ended on December 29, 2001, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. We have derived the consolidated statement of operations data for fiscal 2003, 2004 and 2005 and the consolidated balance sheet data as of December 27, 2003, January 1, 2005 and December 31, 2005 from our audited financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. We have derived the consolidated statement of operations data for fiscal 2001 and 2002 and the consolidated balance sheet data as of December 28, 2001 and December 29, 2002 from AAi.FosterGrant, Inc.’s audited financial statements, which are not included in this prospectus. We have derived the consolidated statement of operations data and other data for the nine months ended October 1, 2005 and September 30, 2006 and the consolidated balance sheet data as of September 30, 2006 from our unaudited financial statements included elsewhere in this prospectus.
      The selected historical financial data for fiscal 2001 and fiscal 2002, our consolidated financial statements for fiscal 2003, as well as the first nine months of fiscal 2004, reflect the financial position and results of operations of AAi.FosterGrant, Inc. only. Our consolidated financial statements have included the effect of our acquisition of Magnivision as of and for the period beginning on October 1, 2004, the date of acquisition.
      Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information together with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended					Nine Months Ended

	December 29,	December 28,	December 27,	January 1,	December 31,	October 1,	September 30,
	2001	2002	2003	2005	2005	2005	2006

	(in thousands, except per share amounts)					(Unaudited)
Consolidated Statement of Operations Data:
Net sales:	$122,739	$116,101	$120,042	$136,691	$189,881	$135,087	$139,180
Cost of goods sold	73,054	63,845	69,254	74,800	90,567	64,655	69,871

Gross profit	49,685	52,256	50,788	61,891	99,314	70,432	69,309
Operating expenses:
Selling expenses	32,774	29,282	30,964	36,384	47,179	33,942	40,524
General and administrative expenses	18,305	17,697	16,909	21,038	26,449	20,901	13,690
Amortization of acquired intangibles	—	—	—	1,285	9,276	6,957	5,699
Stock-based compensation charge (1)	—	—	—	—	1,756	—	—
Restructuring charges (2)	1,016	—	—	—	—	—	—
Legal settlement (3)	—	—	—	3,000	—	—	—

Operating income (loss)	(2,410)	5,277	2,915	184	14,654	8,632	9,396
Other income (expense)
Interest expense	(10,059)	(2,339)	(1,554)	(3,784)	(12,472)	(6,788)	(16,101)
Other income (expense), net	(43)	(222)	(147)	28	(72)	44	78
Impairment of investment in joint venture (4)	(2,024)	—	—	—	—	—	—
Gain on sale of equity investment in joint venture (5)	—	—	2,166	—	—	—	—
Income (loss) before income taxes	(14,536)	2,716	3,380	(3,572)	2,110	1,888	(6,627)
Income taxes	547	770	997	2,960	4,031	3,305	2,145

Income (loss) before minority interest	(15,083)	1,946	2,383	(6,532)	(1,921)	(1,417)	(8,772)
Minority interest	196	—	53	179	351	75	119

Income (loss) before extraordinary item	(15,279)	1,946	2,330	(6,711)	(2,272)	(1,492)	(8,891)
Extraordinary gain on early extinguishment of debt (6)	—	30,809	—	—	—	—	—

Net income (loss)	$(15,279)	$32,755	$2,330	$(6,711)	$(2,272)	$(1,492)	$(8,891)

	Fiscal Year Ended					Nine Months Ended

	December 29,	December 28,	December 27,	January 1,	December 31,	October 1,	September 30,
	2001	2002	2003	2005	2005	2005	2006

	(in thousands, except per share amounts)					(Unaudited)
Basic earnings (loss) per share(7)
Basic weighted average shares outstanding
Diluted earnings (loss) per share(8)
Diluted weighted average shares outstanding
Other Data:
Net cash provided by (used in):
Operating activities	$11,575	$9,111	$7,829	$18,239	$18,404	$13,427	$(3,197)
Investing activities	(5,737)	(7,364)	(6,082)	(89,554)	(8,801)	(4,512)	(6,376)
Financing activities	(5,508)	(2,494)	1,323	73,079	(2,478)	(1,647)	6,962
Capital expenditures	$5,222	$7,364	$6,331	$7,385	$8,969	$4,680	$6,376

	As of

	December 29,	December 28,	December 27,	January 1,	December 31,	September 30,
	2001	2002	2003	2005	2005	2006

	(in thousands)					(Unaudited)
Consolidated Balance Sheet Data:
Current assets	$51,685	$51,292	$60,446	$71,251	$92,498	$82,757
Current liabilities	62,545	57,765	53,509	48,011	63,828	63,520
Property, plant and equipment, net	15,859	15,903	13,375	19,176	18,770	16,530
Total assets	85,124	81,360	87,226	188,160	201,158	184,524
Total debt, including current maturities	59,096	25,029	22,555	99,741	202,340	209,403
Total shareholders’ equity (deficit)	(75,157)	19,379	27,117	20,834	(81,264)	(88,538)

(1)	In November 2005, our board of directors accelerated the vesting of all of the then outstanding event-based options in order for certain members of management to participate in the dividend declared in December 2005. In connection with this modification, we recorded a non-recurring $1.8 million stock-based compensation charge, which was determined with the assistance of an independent third-party valuation firm to represent the difference in intrinsic value of the options from date of grant to the acceleration date of these options.

(2)	Represents severance paid to 28 employees in connection with the realignment of the organization and reduction in operating costs.

(3)	Represents our portion of a patent infringement litigation settlement entered into in February 2005 in connection with an action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which retained the rights to the litigation and any litigation proceeds) against an entity that is now a subsidiary of ours relating to the use of certain display devices for eyeglasses.

(4)	Represents a $1.0 million impairment write-off of investment in Hong Kong joint venture and a $1.0 million accrual for a guarantee of the joint venture’s bank debt.

(5)	Represents realized gain on sale of equity investment in Hong Kong joint venture to the majority equity partner, including the release from a guarantee of bank debt related to the Hong Kong joint venture.

(6)	Represents the non-cash gain realized from an equity restructuring in the form of a debt-for-equity swap whereby our then public bondholders became equity holders. The gain realized was the difference between the carrying value of the debt and the actual equity value provided in the exchange.

(7)	Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares outstanding during the period.

(8)	Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase ordinary shares at the average market price during the period. Potential ordinary shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., anti-dilutive) are excluded from the computation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with our consolidated historical financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and those included in other portions of this prospectus. Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2005, which ended on December 31, 2005, and fiscal 2003, which ended on December 27, 2003, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. All references to 2005, 2004 and 2003 relate to these fiscal years.
Overview
      We are a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with a portfolio of established, highly recognized eyewear brands including FosterGrant and Magnivision. Our FosterGrant brand is a domestic market leader in the popular priced sunglasses market (less than $50). We believe that our share of this market is approximately 20%. Our FosterGrant and Magnivision brands, with a combined 40% share, are the leader in the domestic non-prescription reading glasses market. We also sell costume jewelry principally to major mass merchandisers, thereby extending our product penetration with key customers. In addition, we sell a line of prescription frames, which we introduced in 2004 to supplement our product line and leverage our FosterGrant brand. Our company-owned portfolio also includes the Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point (generally $50-$100). We also market both popular priced and premium eyewear under nationally-recognized licensed brands including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.
      We have significantly increased our net sales through acquisitions and organic growth from $120.0 million in fiscal 2003 to $189.9 million in fiscal 2005. On October 1, 2004, we acquired Magnivision and, subsequently, we successfully integrated it into our operations. Prior to our acquisition, Magnivision generated $46.7 million of net sales during the nine months ended September 30, 2004. After our acquisition, Magnivision generated $16.6 million of net sales during the three months ended December 31, 2004, which are included in our results of operations. Since we acquired the Anarchy, Angel and Gargoyles brands in December 2003, we have also introduced new products in all of our segments, expanded our distribution network, reduced our costs and strengthened our management team.
How We Operate and Assess Our Performance
      We operate primarily in the eyewear and costume jewelry markets. Our four reportable segments are: (i) non-prescription reading glasses, (ii) sunglasses and prescription frames, (iii) costume jewelry and (iv) international. These segments have been determined based upon the nature of the products offered and availability of discrete financial information, and are consistent with the way we organize and evaluate financial information internally for the purposes of making operating decisions and assessing performance. The non-prescription reading glasses, sunglasses and prescription frames and costume jewelry segments represent sales of these product lines in the U.S. The international segment sells similar product lines outside the US.

      We consider a variety of measures in assessing the performance of our business. The key measures that we consider are:

•	Net Sales. Net sales represent gross shipments to our customers less provisions and charges for product returns, markdowns, damages and contractual allowances.

We closely monitor sales levels and have the ability to access information and reports regarding our products directly from our major customers. Continued sales growth will depend primarily on our ability to increase our brand awareness, cross-sell products with existing customers, develop additional product lines, increase our distribution channels and further expand into existing distribution channels.

•	Product Returns, Markdowns and Contractual Allowances. Product returns, markdowns and contractual allowances (which include product placement fees, cooperative advertising, volume rebates and other discounts) are a key component of our profitability, which we continually assess based on information and reports regarding products sold by our customers to consumers. See “—Critical Accounting Policies— Product Returns, Markdowns and Contractual Allowances.”

Prior to entering into a new customer contract, or renewing an existing customer contract, we engage in extensive analysis to determine the appropriate level of contractual allowances to be offered based on the projected profitability of the program. As a percentage of our gross product shipments, our product returns, markdowns and contractual allowances were 24.7%, 24.3% and 25.6% in fiscal 2003, fiscal 2004 and fiscal 2005, respectively, and 25.4% in the nine months ended September 30, 2006. We are strongly focused on decreasing our customer product returns and markdowns and believe the deductions from our gross sales can be decreased by strengthening our sales forecasting and retail customer inventory management functions.

•	Gross Margin. Gross margin equals gross profit as a percentage of net sales. Gross profit equals net sales minus cost of goods sold. The primary components of cost of goods sold are product cost, packaging and inbound freight and duty expenses from our manufacturers to our distribution center. We purchase our products from our Asian contract manufacturers as finished goods. Cost of goods sold also includes the cost of warehousing, labor and overhead related to receiving our products, royalties on licensed brands paid to our licensors, costs of disposable display fixtures and a provision for excess and obsolete inventory.

We generally assess our gross profit margin by product and major customer by analyzing provisions and charges for product returns, markdowns, contractual allowances and cost of goods sold on a per product and per customer basis.

•	Selling Expenses. Selling expenses principally include compensation and related expenses for our sales, merchandising, marketing (including advertising) and field service functions. They also include outbound freight and shipping related expenses, selling commissions and the depreciation related to permanent display fixtures.

In fiscal 2007, we plan to invest approximately 3% of our net sales in consumer marketing, primarily in support of the FosterGrant brand, as compared to 0.5% of our net sales in fiscal 2005 and 0.9% for the nine months ended September 30, 2006. We anticipate increasing our brand marketing budget to 4% to 5% of our net sales over the next three to five years. While we expect our selling expenses, particularly our advertising and marketing expenses, to increase in absolute dollars, we expect these expenses to decline as a percentage of net sales if these programs are successful.

•	General and Administrative Expenses. General and administrative expenses include all corporate and administrative functions that support our operations, such as administra-

tive payroll and related occupancy and professional services, as well as the annual management fee that we have paid to Berggruen Holdings under a management services agreement, which will terminate upon consummation of this offering. In fiscal 2006, general and administrative expenses also reflect legal, accounting, insurance and other expenses incurred in connection with our preparation for becoming a public company.

While we expect our general and administrative expenses to increase in absolute dollars, we expect these expenses to decline as a percentage of net sales as we leverage our fixed costs. In addition, we expect an increase of $1.0 million to $1.5 million per year due to the costs of being a public company. We also expect to incur additional costs of $1.5 million to $2.0 million in the aggregate through fiscal 2008 in order to comply with Section 404 of SOX.

•	Inventory Levels. We continually review and evaluate our internal inventory levels, and our merchant organization works with our customers to evaluate their inventory levels to anticipate and respond to changing performance trends and consumer preferences. If we overestimate consumer demand for a product, we attempt to move this product into lower retail price point distribution channels.
Factors Affecting Our Results

Magnivision Acquisition
      On October 1, 2004, we acquired all of the outstanding common shares of Magnivision, Inc. from American Greetings Corporation. As a result of the Magnivision acquisition, our net sales have increased substantially for the periods since the acquisition, including the fourth quarter of fiscal 2004, all of fiscal 2005 and fiscal 2006 through September 30, 2006.
      As of March 31, 2005, we had successfully consolidated the Magnivision offices, distribution center and operations into our Smithfield, Rhode Island facility. Through that date, we incurred $3.0 million of selling, general and administrative expenses associated with operating Magnivision’s Miramar, Florida facility. On March 31, 2005, we ceased operations at the Miramar facility. The Miramar facility lease terminates in April 2011. In connection with the Magnivision acquisition, we have recorded a liability in purchase accounting for lease payments due under the Miramar facility lease through June 30, 2007. We have engaged a commercial real estate broker to assist in locating potential subtenants to sublease the rest of this facility. Based on consultations with the broker, assessment of the real estate market and the size of our facility, we expected our facility to remain vacant through June 30, 2007. As a result of the reserve we created, we are not recording an expense for the lease payments for the Miramar facility. If we are unable to conclude the sublease of the Miramar facility prior to June 30, 2007, we will incur additional annual payments of $2.3 million until we are able to do so or the lease terminates. We are currently negotiating subleases for the balance of the lease term, but there can be no assurance that these negotiations will be successful.
      In connection with the Magnivision acquisition, we incurred a $1.2 million charge in fiscal 2004 and a $1.3 million charge in fiscal 2005 consisting primarily of integration costs and retention packages for key employees. Integration costs included third-party IT conversion consultants, third-party project management and moving costs for facility consolidation. We also capitalized intangible assets consisting of customer relationships, trademarks and patents of $58.1 million and goodwill amounting to $24.2 million. The customer relationships are being amortized on an accelerated basis and the patents are being amortized on a straight-line basis over their useful lives. Trademarks and goodwill have been deemed to have indefinite lives and are not amortized.
      We believe that our successful integration of Magnivision was in part due to our retention of Magnivision’s direct sales and service force. In connection with our integration of

Magnivision, we eliminated duplicate headcount for corporate and operational functions, including warehousing, distribution, administration and field service management, some of whom we have subsequently re-hired.

Customer Contracts
      A majority of our eyewear sales are made pursuant to customer contracts. These contracts typically average three years or less in length and are either exclusive or non-exclusive with respect to the providing of our eyewear to a customer. Upon commencement of a new customer contract, and renewal of an existing customer contract, we typically incur costs associated with providing new disposable and permanent display fixtures and payments of product placement allowances. Upon such commencement or renewal, we also experience a significant increase in revenue from the sale of eyewear to that customer to stock the new display fixtures. Thereafter, we generate sales by reorders for product replenishment, which is usually at lower levels than at the commencement of the contract. In the case of a new contract, we may be required to purchase, at the customer’s cost, the existing eyewear inventory of the incumbent supplier. Conversely, in the event that we are replaced as the eyewear supplier at a customer, the new supplier would be required to purchase our inventory. In fiscal 2005, no single customer contract accounted for more than 11% of our net sales.

Foreign Currency Fluctuations
      We conduct operations in, and generate sales from, many areas of the world involving transactions denominated in a variety of currencies. For the nine months ended September 30, 2006, 17.1% of our net sales were in currencies other than U.S. dollars. We are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our U.K., Canadian and Mexican subsidiaries.

Adoption of SFAS 123R, Share-Based Payment
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which is a revision of Statement No. 123 as amended by No. 148, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123R supersedes APB Opinion No. 25. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires a public company to measure the cost of all share-based payments to employees, including grants of employee stock options, based on their fair value on the date of grant and to recognize this cost as compensation expense in its income statement over the requisite service period. Pro forma disclosure is no longer an alternative. In addition, the adoption of SFAS 123R requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements.
      As permitted by SFAS 123, until December 31, 2005, we have accounted for share-based payments to employees using APB Opinion No. 25’s intrinsic value method. Effective January 1, 2006, we adopted SFAS 123R using the modified prospective method. This method requires us to apply the provisions of SFAS 123R to any awards that are unvested on the effective date and to any new awards. Under this method, we have not restated prior periods. Compensation cost for the unvested awards is recognized over the remaining service period using the compensation cost calculated for our pro forma disclosures under SFAS 123, adjusted for estimated forfeitures. It is important to note that such pro forma disclosures are not necessarily indicative of the potential impact of recognizing compensation cost for share based payments under SFAS 123R in future periods. For the nine months ended September 30, 2006, we have recognized $1.3 million of stock-based compensation expense in accordance with SFAS 123R, of which we recorded $0.3 million in selling expenses and $1.0 million in general and administrative expenses.

Fluctuations of Results; Seasonality
      Our operating results fluctuate from quarter to quarter as a result of changes in demand for our products, our effectiveness in managing our inventories and costs, the timing of the introduction of new products and weather patterns. Sunglasses orders in the United States are usually shipped initially in December while sunglasses orders in the United Kingdom are usually shipped initially in February and March. Replenishment sunglasses orders in both the United States and the United Kingdom are primarily shipped during the first half of the fiscal year as retailers build inventories for the spring and summer selling seasons. Costume jewelry is shipped primarily during the second half of the fiscal year as retailers build inventories for the holiday season. Sales of non-prescription reading glasses are generally uniform throughout the year. Although sales of our non-prescription reading glasses have, in part, offset the seasonality of sales of our costume jewelry and sunglasses product lines, our financial condition and results of operations are highly dependent on the shipping of product during the second half of the fiscal year.

	Quarterly Net Sales by Segment

	April 2,	July 2,	October 1,	December 31,	April 1,	July 1,	September 30,
Segment	2005	2005	2005	2005	2006	2006	2006

	(in thousands)
	(Unaudited)
Non-prescription reading glasses	$21,031	$19,208	$19,777	$23,204	$17,046	$19,588	$21,616
Sunglasses and prescription frames	8,885	12,062	4,178	17,723	11,068	16,822	6,158
Costume jewelry	4,334	8,337	12,761	8,919	7,089	6,855	8,990
International	8,378	10,275	5,861	4,948	9,876	8,145	5,927

Total	$42,628	$49,882	$42,577	$54,794	$45,079	$51,410	$42,691

	Quarterly Net Sales by Segment as a Percentage of Total Quarterly Net Sales

	April 2,	July 2,	October 1,	December 31,	April 1,	July 1,	September 30,
Segment	2005	2005	2005	2005	2006	2006	2006

	(Unaudited)
Non-prescription reading glasses	49.3%	38.5%	46.4%	42.4%	37.8%	38.1%	50.6%
Sunglasses and prescription frames	20.8%	24.2%	9.8%	32.3%	24.6%	32.7%	14.4%
Costume jewelry	10.2%	16.7%	30.0%	16.3%	15.7%	13.3%	21.1%
International	19.7%	20.6%	13.8%	9.0%	21.9%	15.9%	13.9%

Total	100%	100%	100%	100%	100%	100%	100%

2005 Refinancing
      In December 2005, we completed a refinancing of our debt. As part of this refinancing, we entered into a new senior secured credit facility that is comprised of a (i) $150.0 million first lien term loan, (ii) $50.0 million second lien term loan and (iii) $15.0 million first lien revolving credit facility, which includes a sublimit of $5.0 million for letters of credit. With the $200.0 million of proceeds from the first and second lien term loans, we applied (i) $98.0 million to refinance our existing debt, (ii) $99.1 million to fund a dividend to our shareholders and (iii) $2.0 million to pay a portion of the transaction fees. We anticipate a non-cash charge of approximately $1.3 million of deferred financing fees due to the application of the net proceeds of this offering to the repayment of borrowings under our credit facility (assuming this offering is consummated at the end of the second quarter of fiscal 2007). See “—Results of Operations— Nine Months Ended September 30, 2006 Compared to Nine Months Ended October 1, 2005.”

Severance Payments
      We terminated the employment of three executives during fiscal 2005. We recorded severance charges totaling $2.3 million, which was recorded in general and administrative expenses in our results of operations. As of September 30, 2006, we had paid $1.2 million in severance to these former employees. The remaining $1.1 million is reflected in accrued expenses as of September 30, 2006 and is payable in equal monthly installments through October 2007.

Acceleration of Options
      In November 2005, our board of directors accelerated the vesting of all of the then outstanding event-based options in order for certain members of management to participate in the dividend declared in December 2005. In connection with this modification, we recorded a $1.8 million stock-based compensation charge, which was determined with the assistance of an independent third-party valuation firm to represent the difference in intrinsic value of the options from date of grant to the acceleration date of these options.

Results of Operations
      The following table sets forth, for the periods indicated, selected statement of operations data and percentages of net sales:

	Fiscal Year Ended						Nine Months Ended

	December 27,		January 1,		December 31,		October 1,		September 30,
	2003		2005		2005		2005		2006

	(in thousands)								(Unaudited)
Net sales	$120,042	100.0%	$136,691	100.0%	$189,881	100.0%	$135,087	100.0%	$139,180	100.0%
Cost of goods sold	69,254	57.7	74,800	54.7	90,567	47.7	64,655	47.9	69,871	50.2

Gross profit	50,788	42.3	61,891	45.3	99,314	52.3	70,432	52.1	69,309	49.8
Operating expenses:
Selling expenses	30,964	25.8	36,384	26.6	47,179	24.9	33,942	25.1	40,524	29.1
General and administrative expenses	16,909	14.1	21,038	15.4	26,449	13.9	20,901	15.5	13,690	9.8
Amortization of acquired intangibles	—	—	1,285	0.9	9,276	4.9	6,957	5.1	5,699	4.1
Stock-based compensation charge	—	—	—	—	1,756	0.9	—	—	—	—
Legal settlement	—	—	3,000	2.2	—	—	—	—	—	—

Operating income	2,915	2.4	184	0.1	14,654	7.7	8,632	6.4	9,396	6.8
Other income (expense):
Interest expense	(1,554)	(1.3)	(3,784)	(2.8)	(12,472)	(6.6)	(6,788)	(5.0)	(16,101)	(11.6)
Other income (expense), net	(147)	(0.1)	28	—	(72)	—	44		78	0.1
Gain on sale of equity interest in joint venture	2,166	1.8	—	—	—	—	—	—	—	—

Income (loss) before income taxes and minority interest	3,380	2.8	(3,572)	(2.6)	2,110	1.1	1,888	1.4	(6,627)	(4.8)
Income taxes	997	0.8	2,960	2.2	4,031	2.1	3,305	2.4	2,145	1.5

Income (loss) before minority interest	2,383	1.9	(6,532)	(4.8)	(1,921)	(1.0)	(1,417)	(1.0)	(8,772)	(6.3)
Minority interest	53	—	179	0.1	351	0.2	75	0.1	119	0.1

Net income (loss)	$2,330	1.9%	$(6,711)	(4.9)%	$(2,272)	(1.2)%	$(1,492)	(1.1)%	$(8,891)	(6.4)%

      The following tables set forth, for the periods indicated, each segment as a percentage of net sales and selected operating results data by segment.

	Fiscal Year Ended						Nine Months Ended

	December 27,		January 1,		December 31,		October 1,		September 30,
Segment	2003		2005		2005		2005		2006

		(in thousands)							(Unaudited)
Non-prescription reading glasses	$17,829	14.8%	$37,340	27.3%	$83,220	43.8%	$60,016	44.4%	$58,250	41.8%
Sunglasses and prescription frames	44,072	36.7	41,413	30.3	42,848	22.6	25,125	18.6	34,048	24.5
Costume jewelry	30,437	25.4	27,650	20.2	34,351	18.1	25,432	18.8	22,934	16.5
International	27,704	23.1	30,288	22.2	29,462	15.5	24,514	18.2	23,948	17.2

Net Sales	$120,042	100%	$136,691	100%	$189,881	100%	$135,087	100%	$139,180	100%

	Fiscal Year Ended						Nine Months Ended

	December 27,		January 1,		December 31,		October 1,		September 30,
Segment	2003		2005		2005		2005		2006

	(dollars in thousands)						(Unaudited)
Non-prescription reading glasses
Net sales (1)	$17,829	100.0%	$37,340	100.0%	$83,220	100.0%	$60,016	100.0%	$58,250	100.0%
Cost of goods sold	9,486	53.2	17,375	46.5	33,893	40.7	25,676	42.8	25,071	43.0

Gross profit	8,343	46.8	19,965	53.5	49,327	59.3	34,340	57.2	33,179	57.0
Sunglasses and prescription frames
Net sales	44,072	100.0	41,413	100.0	42,848	100.0	25,125	100.0	34,048	100.0
Cost of goods sold	26,995	61.3	26,640	64.3	23,560	55.0	15,057	59.9	20,950	61.5

Gross profit	17,077	38.7	14,773	35.7	19,288	45.0	10,068	40.1	13,098	38.5
Costume jewelry
Net sales	30,437	100.0	27,650	100.0	34,351	100.0	25,432	100.0	22,934	100.0
Cost of goods sold	21,565	70.9	19,371	70.1	22,377	65.1	15,679	61.7	14,718	64.2

Gross profit	8,872	29.1	8,279	29.9	11,974	34.9	9,753	38.3	8,216	35.8
International
Net sales	27,704	100.0	30,288	100.0	29,462	100.0	24,514	100.0	23,948	100.0
Cost of goods sold	11,208	40.5	11,414	37.7	10,737	36.4	8,283	33.8	9,132	38.1

Gross profit	16,496	59.5	18,874	62.3	18,725	63.6	16,231	66.2	14,816	61.9

(1)	We completed the acquisition of Magnivision on October 1, 2004.
Nine Months Ended September 30, 2006 Compared to Nine Months Ended October 1, 2005
      Net Sales. Net sales increased by $4.1 million, or 3.0%, from $135.1 million for the nine months ended October 1, 2005 to $139.2 million for the nine months ended September 30, 2006.
      In the non-prescription reading glasses segment, net sales decreased by $1.8 million, or 2.9%, from $60.0 million for the nine months ended October 1, 2005 to $58.2 million for the nine months ended September 30, 2006. This decrease in net sales was primarily due to a planned $1.7 million reduction in shipments to a major customer as part of its reduction of retail inventory in anticipation of a new program launch in the fourth quarter of fiscal 2006. Also contributing to the net sales decrease was a rollout to a major customer that took place during the nine months ended October 1, 2005 that was not repeated during the nine months ended September 30, 2006.
      In the sunglasses and prescription frames segment, net sales increased by $8.9 million, or 35.5%, from $25.1 million for the nine months ended October 1, 2005 to $34.0 million for the nine months ended September 30, 2006. This increase was primarily due to a major customer terminating replenishment early in the season for inventory management purposes in the nine months ended October 1, 2005. No similar event occurred in the nine months ended September 30, 2006. This customer activity resulted in $5.7 million of the sales increase in the nine months ended September 30, 2006 when compared to the nine months ended October 1, 2005. In addition, we were successful in cross-selling a core sunglasses program to an existing major customer of Magnivision, which accounted for a $2.3 million sales increase and obtaining more retail space at a major customer in the prescription frames product line. Also, we were awarded the sunglasses programs at two new customers accounting for $2.0 million of the increase. Partially offsetting this increase was a $1.4 million write-off of an asset related to the buyback of competitive products due to the loss of business from a customer that sold certain retail stores to a third party.

      In the costume jewelry segment, net sales decreased by $2.5 million, or 9.8%, from $25.4 million for the nine months ended October 1, 2005 to $22.9 million for the nine months ended September 30, 2006. This decrease was primarily due to a back-to-school promotional program that shipped to a major customer in the nine months ended October 1, 2005 that was not repeated in the nine months ended September 30, 2006. In addition, we discontinued our key rings product line at the beginning of fiscal 2006.
      In the international segment, net sales decreased by $0.6 million, or 2.4%, from $24.5 million for the nine months ended October 1, 2005 to $23.9 million for the nine months ended September 30, 2006. This decrease was primarily due to a net sales decline in the United Kingdom of $2.2 million resulting from certain key customers reducing their non-prescription reading glasses inventories. This decrease was partially offset by a $0.7 million improvement in net sales in Canada primarily resulting from the addition of two new distributors and $0.8 million due to improved retail sales at several major customers in Mexico.
      Gross Profit. Gross profit decreased by $1.1 million, or 1.6%, from $70.4 million for the nine months ended October 1, 2005 to $69.3 million for the nine months ended September 30, 2006. As a percentage of net sales, gross profit decreased from 52.1% to 49.8% for the corresponding periods.
      In the non-prescription reading glasses segment, gross profit decreased by $1.1 million, or 3.5%, from $34.3 million for the nine months ended October 1, 2005 to $33.2 million for the nine months ended September 30, 2006. As a percentage of net sales, gross profit decreased from 57.2% for the nine months ended October 1, 2005 to 57.0% for the nine months ended September 30, 2006. The decrease in gross profit and gross profit as a percentage of net sales was due to the decline in net sales and a higher mix of sales toward lower margin opening price point styles at two major customers during the nine months ended September 30, 2006 as compared to the nine months ended October 1, 2005.
      In the sunglasses and prescription frames segment, gross profit increased by $3.0 million, or 30.1%, from $10.1 million for the nine months ended October 1, 2005 to $13.1 million for the nine months ended September 30, 2006. As a percentage of net sales, gross profit decreased from 40.1% for the nine months ended October 1, 2005 to 38.5% for the nine months ended September 30, 2006. The dollar increase in gross profit was due to the increase in net sales. The decrease in gross profit as a percentage of net sales was primarily due to lower margin styles representing a larger portion of sales to several of our customers during the nine months ended September 30, 2006 as compared to the nine months ended October 1, 2005.
      In the costume jewelry segment, gross profit decreased by $1.6 million, or 15.8%, from $9.8 million for the nine months ended October 1, 2005 to $8.2 million for the nine months ended September 30, 2006. As a percentage of net sales, gross profit decreased from 38.3% for the nine months ended October 1, 2005 to 35.8% for the nine months ended September 30, 2006. This decrease in gross profit was due to a decrease in net sales in the costume jewelry segment as compared to the nine months ended October 1, 2005. This decrease in gross profit as a percentage of net sales was primarily due to a lower margin holiday box promotional program that represented a larger portion of net sales in the nine months ended September 30, 2006 as compared to the nine months ended October 1, 2005. Also contributing to the decrease in gross profit as a percentage of net sales was our fashion business at a major customer having lower margin product styles for the nine months ended September 30, 2006 than for the nine months ended October 1, 2005. We expect gross profit as a percentage of net sales in the costume jewelry segment to continue to decline as customers in the costume jewelry industry focus on lower priced fashion promotional programs.
      In the international segment, gross profit decreased by $1.4 million, or 8.7%, from $16.2 million for the nine months ended October 1, 2005 to $14.8 million for the nine months ended September 30, 2006. As a percentage of net sales, gross profit decreased from 66.2% for the nine months ended October 1, 2005 to 61.9% for the nine months ended September 30, 2006. The decrease in gross profit was a result of the decrease in net sales in the United Kingdom. Gross profit as a percentage of net sales decreased as a result of sales mix and customer returns in the United Kingdom.
      Selling Expenses. Selling expenses increased by $6.6 million, or 19.4%, from $33.9 million for the nine months ended October 1, 2005 to $40.5 million for the nine months ended September 30, 2006. As a percentage of net sales, selling expenses increased from 25.1% for the nine months ended October 1, 2005 to 29.1% for the nine months ended September 30, 2006. The higher selling expenses were due to incremental freight charges of $1.4 million related to higher fuel costs, higher field service costs amounting to $2.3 million associated with a higher number of initial shipments of new sunglasses products and non-prescription reading glasses display updates, related costs in field service administration and $0.3 million of stock-based compensation expense in accordance with our adoption of SFAS 123R. We also incurred an incremental $2.3 million in depreciation expense related to a higher level of investment in display fixtures. The remaining increase in selling expenses can be attributed to higher variable expenses (such as sales commissions and shipping supplies) as a result of higher net sales and the addition of personnel in the design and customer service areas.
      General and Administrative Expenses. General and administrative expenses decreased $7.2 million, or 34.5%, from $20.9 million for the nine months ended October 1, 2005 to $13.7 million for the nine months ended September 30, 2006. As a percentage of net sales, general and administrative expenses decreased from 15.5% for the nine months ended October 1, 2005 to 9.8% for the nine months ended September 30, 2006. This decrease was due to certain charges recognized in the nine months ended October 1, 2005 that did not recur in the nine months ended September 1, 2006. Among these was a $1.9 million severance charge incurred in connection with the termination of two senior executives, $3.0 million in costs to conduct operations at Magnivision’s Florida facility, which has since been closed, $0.7 million of depreciation related to this facility and $0.3 million in legal fees associated with a patent infringement litigation, which has been resolved. In addition, we recognized a charge of $0.5 million for the nine months ended October 1, 2005 to settle other litigation matters, charges of approximately $0.6 million relating to corporate renaming and recruiting our new Chief Executive Officer. These decreases were offset by $1.0 million in stock-based compensation for the nine months ended September 30, 2006 as a result of our adoption of SFAS 123R.
      Amortization of Acquired Intangibles. Amortization of acquired intangibles decreased by $1.3 million, or 18.1%, from $7.0 million for the nine months ended October 1, 2005 to $5.7 million for the nine months ended September 30, 2006. This decrease was due to certain intangible assets associated with the acquisition of Magnivision being amortized on an accelerated basis over their economic lives.
      Interest Expense. Interest expense increased by $9.3 million, or 137.2%, from $6.8 million for the nine months ended October 1, 2005 to $16.1 million for the nine months ended September 30, 2006. This increase was primarily due to the impact of the incremental debt incurred in December 2005 in connection with a dividend to shareholders and amounts outstanding under our line of credit, combined with higher interest rates on higher borrowings for the nine months ended September 30, 2006 compared to the nine months ended October 1, 2005.
      Income Taxes. Income taxes decreased by $1.2 million, or 35.1%, from $3.3 million for the nine months ended October 1, 2005 to $2.1 million for the nine months ended September 30, 2006. This decrease was primarily due to lower net income in Canada for the nine months ended September 30, 2006 as compared to the nine months ended October 1,

2005, a loss in the United Kingdom for which no tax benefit was provided, and a reduction of the tax provision resulting from the finalization of our 2005 income tax returns.
      Net Income (Loss). For the reasons described above, net loss increased by $7.4 million, or 495.9%, from $1.5 million for the nine months ended October 1, 2005 to $8.9 million for the nine months ended September 30, 2006.
Fiscal 2005 Compared to Fiscal 2004
      Net Sales. Net sales increased by $53.2 million, or 38.9%, from $136.7 million in fiscal 2004 to $189.9 million in fiscal 2005.
      In the non-prescription reading glasses segment, net sales increased by $45.9 million, or 123.1%, from $37.3 million in fiscal 2004 to $83.2 million in fiscal 2005. This increase was primarily due to the full year impact of Magnivision being included in our results of operations (net sales of $69.2 million in fiscal 2005 compared to $16.6 million in fiscal 2004 from our October 1 acquisition date). The impact of the Magnivision acquisition was partially offset by a $3.7 million decrease in FosterGrant branded and private label non-prescription reading glasses sales resulting from the consolidation of the category into a single location at a major customer. The remaining decrease is primarily attributable to a sale to an off-price retailer in fiscal 2004 that did not recur in fiscal 2005.
      In the sunglasses and prescription frames segment, net sales increased by $1.4 million, or 3.4%, from $41.4 million in fiscal 2004 to $42.8 million in fiscal 2005. This increase was primarily due to the successful cross-selling of a core sunglasses program to an existing Magnivision customer ($3.9 million), an increase in net sales of our premium brand sunglasses ($0.9 million) and lower levels of product returns. The increase was partially offset by a significant customer ceasing replenishment orders for the entire product category early in the 2005 sunglasses season in anticipation of a major modular reset planned for 2006.
      In the costume jewelry segment, net sales increased by $6.7 million, or 24.2%, from $27.7 million in fiscal 2004 to $34.4 million in fiscal 2005. This increase was primarily the result of a strategic change to a higher retail price point fashion program at a major customer. This program change increased our selling prices thereby increasing our net sales. In addition, we were awarded two significant seasonal promotional programs by the same major customer.
      In the international segment, net sales decreased by $0.8 million, or 2.7%, from $30.3 million in fiscal 2004 to $29.5 million in fiscal 2005. This decrease was primarily due to a net sales decline in the United Kingdom of $5.7 million resulting from certain key customers deferring their sunglasses rollout programs until later in the season, thereby significantly reducing product replenishment orders. Additionally, certain key customers elected to reduce their non-prescription reading glasses inventories from prior levels, mainly to maximize inventory turns, thereby resulting in higher than anticipated product returns. This decrease was partially offset by a $4.3 million net sales increase in Canada ($2.9 million due to the Magnivision acquisition and $1.4 million attributable to higher net sales of FosterGrant non-prescription reading glasses and sunglasses) and a $0.5 million net sales increase in Mexico.
      Gross Profit. Gross profit increased by $37.4 million, or 60.5%, from $61.9 million in fiscal 2004 to $99.3 million in fiscal 2005. As a percentage of net sales, gross profit increased from 45.3% in fiscal 2004 to 52.3% in fiscal 2005. The increase in gross profit is primarily due to a full year of Magnivision operating results and a $4.7 million charge in fiscal 2004 relating to a write-down of excess and obsolete inventory across all product lines as part of a corporate strategy to increase capacity at our distribution facility to accommodate the integration of the Magnivision business. Of this write-down, $1.1 million was attributable to the non-prescription reading glasses segment, $2.5 million was attributable to the sunglasses and prescription frames segment and $1.1 million was attributable to the costume jewelry segment.

      In the non-prescription reading glasses segment, gross profit increased by $29.3 million, or 146.5%, from $20.0 million in fiscal 2004 to $49.3 million in fiscal 2005. As a percentage of net sales, gross profit in the non-prescription reading glasses segment increased from 53.5% in fiscal 2004 to 59.3% in fiscal 2005. This increase was primarily due to a $30.9 million increase in gross profit due to the Magnivision acquisition and the portion of the above-mentioned 2004 inventory write-down that was attributable to this segment. This increase was partially offset by a $2.4 million decrease in gross profit resulting from the decrease in net sales of the FosterGrant non-prescription reading glasses discussed above. The improvement in gross margin resulted from a higher mix of Magnivision net sales (which had a positive impact on gross profit in fiscal 2005) partially offset by the shipment of an opening price point program with lower gross margins in fiscal 2005 (which had a negative impact on our gross margin in fiscal 2005).
      In the sunglasses and prescription frames segment, gross profit increased by $4.5 million, or 30.6%, from $14.8 million in fiscal 2004 to $19.3 million in fiscal 2005. As a percentage of net sales, gross profit in the sunglasses and prescription frames segment increased from 35.7% in fiscal 2004 to 45.1% in fiscal 2005. This increase was due to the portion of the inventory write down that was attributable to this segment, favorable product cost reductions negotiated with our suppliers and the shipment of an opening price point program to a major customer in fiscal 2004 that generated lower gross margins, which did not recur in fiscal 2005.
      In the costume jewelry segment, gross profit increased by $3.7 million, or 44.6%, from $8.3 million in fiscal 2004 to $12.0 million in fiscal 2005. As a percentage of net sales, gross profit in the costume jewelry segment increased from 29.9% in fiscal 2004 to 34.9% in fiscal 2005. This increase was due in part to the portion of the above-mentioned 2004 inventory write-down that was attributable to this segment. The remaining increase was primarily due to the increase in net sales as well as higher gross margin achieved due to a strategic change to a higher retail price point fashion program at a major customer.
      In the international segment, gross profit decreased by $0.2 million, or 0.8%, from $18.9 million in fiscal 2004 to $18.7 million in fiscal 2005. As a percentage of net sales, gross profit in the international segment increased from 62.3% in fiscal 2004 to 63.6% in fiscal 2005. This decrease was primarily due to the decline in net sales in the United Kingdom, which was partially offset by gross profit contributed by the Magnivision acquisition of $2.1 million and sales volume related increases of $0.7 million in each of our Canada and Mexico businesses.
      Selling Expenses. Selling expenses increased by $10.8 million, or 29.7%, from $36.4 million in fiscal 2004 to $47.2 million in fiscal 2005. As a percentage of net sales, selling expenses decreased from 26.6% in fiscal 2004 to 24.9% in fiscal 2005. The increase in selling expenses was primarily due to an $11.1 million increase in selling expenses resulting from the Magnivision acquisition, an investment in our premium sunglasses sales and marketing functions and an increase for marketing related expenditures relating to our non-prescription reading glasses segment. The increase in selling expenses was partially offset by $1.0 million in synergistic savings resulting from a decrease in the field service management of the combined Magnivision-FosterGrant organization.
      General and Administrative Expenses. General and administrative expenses increased by $5.4 million, or 25.7%, from $21.0 million in fiscal 2004 to $26.4 million in fiscal 2005. As a percentage of net sales, general and administrative expenses decreased from 15.4% in fiscal 2004 to 13.9% in fiscal 2005. This increase in general and administrative expenses was primarily due to a $2.3 million severance charge incurred in connection with the termination of three senior executives and a $3.0 million charge related to interim operations at the Miramar facility prior to consolidating Magnivision’s operations into our Smithfield, Rhode Island facility. In addition, we incurred $1.4 million of expenses in connection with the settlement of two separate lawsuits and related legal fees as well as legal and registration fees incurred to register intellectual property. This increase was partially offset by a reduction of $1.4 million in fixed asset depreciation expense and other miscellaneous general and administrative expense reductions. In addition, general and administrative expenses included a management fee of $500,000 in fiscal 2005 that we have incurred under a management services agreement (which will be terminated upon consummation of this offering) compared to a management fee of $375,000 incurred in fiscal 2004.
      Amortization of Acquired Intangibles. Amortization of acquired intangibles increased by $8.0 million from $1.3 million in fiscal 2004 to $9.3 million in fiscal 2005. The increase represents the full year impact of the amortization of the intangible assets purchased in connection with the Magnivision acquisition.
      Stock-Based Compensation Charge/ Legal Settlement. In fiscal 2005, we incurred a $1.8 million stock compensation charge upon our acceleration of the vesting of options held by certain senior executives prior to our December dividend to shareholders. In fiscal 2004, we incurred a $3.0 million charge related to a settlement of a patent infringement action. See “—Factors Affecting Our Results— Acceleration of Options.”
      Interest Expense. Interest expense increased by $8.7 million from $3.8 million in fiscal 2004 to $12.5 million in fiscal 2005. This increase was primarily due to the full year impact of the debt incurred during October 2004 to finance the Magnivision acquisition. As a result of the refinancing in December 2005, we also incurred a non-cash charge of approximately $2.9 million due to the write-off of deferred financing fees related to the 2004 debt facility that was repaid.
      Income Taxes. Income tax expense increased by $1.0 million, or 36.2%, from $3.0 million in fiscal 2004 to $4.0 million in fiscal 2005. The increase is primarily due to the full year impact of the higher state tax provision resulting from the Magnivision acquisition.
      Net Income (Loss). For the reasons described above, net loss decreased by $4.4 million, or 66.2%, from $6.7 million in fiscal 2004 to $2.3 million in fiscal 2005.
Fiscal 2004 Compared to Fiscal 2003
      Net Sales. Net sales increased by $16.6 million, or 13.8%, from $120.0 million in fiscal 2003 to $136.7 million in fiscal 2004.
      In the non-prescription reading glasses segment, net sales increased by $19.5 million, or 109.4%, from $17.8 million in fiscal 2003 to $37.3 million in fiscal 2004. This increase was primarily due to a $16.6 million increase in sales attributable to the Magnivision acquisition and a $2.9 million increase resulting from favorable retail sales with, and lower product returns from, a major customer.
      In the sunglasses and prescription frames segment, net sales decreased by $2.7 million, or 6.0%, from $44.1 million in fiscal 2003 to $41.4 million in fiscal 2004. This decrease primarily resulted from the shipment in December 2003 of both the initial rollout and replenishment orders to a major customer for the 2004 sunglasses season. This decrease was partially offset by the introduction in fiscal 2004 of our premium sunglasses and prescription frames product lines, which generated net sales of $1.6 million and $0.9 million, respectively.
      In the costume jewelry segment, net sales decreased by $2.7 million, or 9.2%, from $30.4 million in fiscal 2003 to $27.7 million in fiscal 2004. This decrease was primarily the result of a reduction in floor space for the entire category by a major customer.
      In the international segment, net sales increased by $2.6 million, or 9.3%, from $27.7 million in fiscal 2003 to $30.3 million in fiscal 2004. This increase was primarily due to a favorable increase in retail sales at our major customers in the United Kingdom resulting in strong replenishment orders and a $0.8 million increase in net sales in Canada resulting from an increase in promotional costume jewelry programs. These increases were partially offset by a $0.3 million decrease in net sales in Mexico due to competitive pressure to provide retail customers additional promotional funding.
      Gross Profit. Gross profit increased by $11.1 million, or 21.9%, from $50.8 million in fiscal 2003 to $61.9 million in fiscal 2004. As a percentage of net sales, gross profit increased from 42.3% in fiscal 2003 to 45.3% in fiscal 2004. The increase in gross profit is primarily due to the Magnivision acquisition, which was offset in part by a $4.7 million charge relating to a write-down of excess and obsolete inventory across all product lines as part of a corporate strategy to increase capacity at our distribution facility to accommodate the integration of the Magnivision business in fiscal 2004. Of this write-down, $1.1 million was attributable to the non-prescription reading glasses segment, $2.5 million was attributable to the sunglasses and prescription frames segment and $1.2 million was attributable to the costume jewelry segment.
      In the non-prescription reading glasses segment, gross profit increased by $11.6 million, or 139.3%, from $8.3 million in fiscal 2003 to $20.0 million in fiscal 2004. As a percentage of net sales, gross profit in the non-prescription reading glasses segment increased from 46.8% in fiscal 2003 to 53.5% in fiscal 2004. This increase was primarily the result of the Magnivision acquisition, which contributed $10.7 million of gross profit in fiscal 2004, and the increase in net sales, which contributed $1.3 million of gross profit. The increase in gross profit was partially offset by the above mentioned 2004 inventory write-down with respect to this segment.
      In the sunglasses and prescription frames segment, gross profit decreased by $2.3 million, or 13.5%, from $17.1 million in fiscal 2003 to $14.8 million in fiscal 2004. As a percentage of net sales, gross profit in the sunglasses and prescription frames segment decreased from 38.7% in fiscal 2003 to 35.7% in fiscal 2004. This decrease was primarily a result of the above-mentioned 2004 inventory write-down with respect to this segment.
      In the costume jewelry segment, gross profit decreased by $0.6 million, or 6.7%, from $8.9 million in fiscal 2003 to $8.3 million in fiscal 2004. As a percentage of net sales, gross profit in the costume jewelry segment increased from 29.2% in fiscal 2003 to 29.9% in fiscal 2004. This decrease in gross profit was primarily due to the above-mentioned 2004 inventory write-down and the net sales decline, partially offset by improvement in our cost of product relating to a seasonal promotion, and savings negotiated on commissions with a third-party sourcing agent.
      In the international segment, gross profit increased by $2.4 million, or 14.4%, from $16.5 million in fiscal 2003 to $18.9 million in fiscal 2004. As a percentage of net sales, gross profit in the international segment increased from 59.5% in fiscal 2003 to 62.3% in fiscal 2004. This increase in gross profit in the international segment was primarily due to a favorable mix of sales and a change in the product sourcing strategy in the United Kingdom that resulted in a reduction of costs.
      Selling Expenses. Selling expenses increased by $5.4 million, or 17.5%, from $31.0 million in fiscal 2003 to $36.4 million in fiscal 2004. As a percentage of net sales, selling expenses increased from 25.8% in fiscal 2003 to 26.6% in fiscal 2004. The increase in selling expenses was due to a $4.4 million impact attributable to the Magnivision acquisition, $1.1 million in higher sales volume related expenses in the United Kingdom and an investment of $0.8 million in our premium sunglasses sales efforts. These increases were partially offset by $1.3 million of savings in our field services organization resulting from the realignment of our territories and expense reimbursement policies.
      General and Administrative Expenses. General and administrative expenses increased by $4.3 million, or 25.5%, from $16.9 million in fiscal 2003 to $21.0 million in fiscal 2004. As a percentage of net sales, general and administrative expenses increased from 13.9% in fiscal

2003 to 15.4% in fiscal 2004. The increase in general and administrative expenses was primarily a result of the Magnivision acquisition, which contributed $2.6 million in general and administrative expenses in the fourth quarter of fiscal 2004. In addition, we recognized $1.2 million in charges incurred as a result of the integration of the Magnivision business into our Smithfield, Rhode Island operations.
      Amortization of Acquired Intangibles. Amortization of acquired intangibles increased by $1.3 million as a result of the Magnivision acquisition.
      Legal Settlement. We recognized a $3.0 million charge to earnings in fiscal 2004 related to a settlement of a patent infringement action.
      Interest Expense. Net interest expense increased by $2.2 million from $1.6 million in fiscal 2003 to $3.8 million in fiscal 2004. This increase is primarily related to the debt incurred as part of the Magnivision acquisition on October 1, 2004. As a result of the refinancing in October 2004, we wrote off approximately $0.6 million of deferred financing fees related to the debt facility that was paid off.
      Sale of Equity Interest in Hong Kong Joint Venture. In fiscal 2003, we recognized a gain of $2.2 million on our sale of an equity interest in a Hong Kong joint venture, including release from a guarantee of bank debt related to the Hong Kong joint venture.
      Income Taxes. Income taxes increased by $2.0 million to $3.0 million in fiscal 2004 from $1.0 million in fiscal 2003. The increase was primarily due to the fact that in fiscal 2004, we were more profitable in foreign jurisdictions and therefore provided a greater foreign tax provision. The remaining increase was a result of an increased state tax provision due to the Magnivision acquisition.
      Net Income (Loss). For the reasons described above, we had a net loss of $6.7 million in fiscal 2004 compared to net income of $2.3 million in fiscal 2003.
Non-GAAP discussion
      In addition to our results of operations presented in accordance with United States generally accepted accounting principles (GAAP) results, we also consider non-GAAP measures of our performance for a number of purposes. We use earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted as described below, and sometimes referred to in this prospectus as “Adjusted EBITDA,” as a supplemental measure of our performance that is neither required by, nor presented in accordance with GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measure derived in accordance with GAAP or as alternative to cash flows from operating activities or a measure of our liquidity.
      EBITDA represents net income before net interest expense, income tax expense (benefit), depreciation and amortization. Adjusted EBITDA represents EBITDA plus certain one-time expenses that we do not consider reflective of our ongoing core operations, as further described below.
      All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that we make for monitoring the performance of our business. We use a similar calculation of Adjusted EBITDA when measuring our compliance with leverage and financial coverage ratios under our credit facilities. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by adjusting for potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods with changes in effective tax rates or net operating losses), the age and book depreciation of facilities and equipment and book amortization of acquired intangibles (affecting relative depreciation and amortization expense). We present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and debt service capabilities.
      In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments described below. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by expenses that are unusual, non-routine or non-recurring items.
      EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements or any other capital expenditures or contractual commitments;

•	as described in more detail below, Adjusted EBITDA does not reflect certain charges and expenses related to our acquisition of Magnivision, such as transaction expenses, charges associated with the integration of Magnivision and a partial year of operations at the Miramar facility. It is possible, however, that we could incur similar charges in the future if we were to consummate future acquisitions in accordance with our growth strategy. In addition, the management fees that we exclude from our calculation of Adjusted EBITDA have been incurred in each of the historical periods presented; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

      Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as the primary measures of our operating performance or as measures of discretionary cash available to us to invest in the growth of our business. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA as supplemental measures to the GAAP measure. For more information, see our consolidated financial statement and the notes to those statements included elsewhere in this prospectus. The following is a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable GAAP performance measure:

	Fiscal Year Ended			Nine Months Ended

	December 27,	January 1,	December 31,	October 1,	September 30,
	2003	2005	2005	2005	2006

			(in thousands)		(Unaudited)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss)(a)	$2,330	$(6,711)	$(2,272)	$(1,492)	$(8,891)
Interest expense, net	1,554	3,784	12,472	6,788	16,101
Income taxes	997	2,960	4,031	3,305	2,145
Depreciation and amortization	9,641	9,928	18,946	14,192	13,862

EBITDA	14,522	9,961	33,177	22,793	23,217
Integration of Magnivision operations(b)	—	1,219	1,336	1,189	—
Partial year operations of Miramar facility(c)	—	—	2,994	2,994	—
Senior executive severance and recruiting payments(d)	—	—	2,464	1,923	—
Gain on sale of equity interest in joint venture(e)	(2,166)	—	—	—	—
Legal settlements(f)	—	3,000	441	316	—
Management fees(g)	—	375	500	375	375
Acceleration of vesting of options(h)	—	—	1,756	—	—

Adjusted EBITDA	$12,356	$14,555	$42,668	$29,590	$23,592

(a)	Results in fiscal 2004 include a $4.7 million charge relating to a write-down of excess and obsolete inventory across all product lines as part of a corporate strategy to increase capacity at our distribution facility to accommodate the integration of the Magnivision business in fiscal 2004. The majority of this inventory was disposed of in fiscal 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations.”

(b)	Represents integration costs incurred and key employee retention bonuses awarded in connection with the acquisition of Magnivision consummated on October 1, 2004.

(c)	Represents expenses such as facility costs, payroll and related costs associated with the warehouse and administrative employees associated with the operation of Magnivision’s Miramar, Florida facility. As of March 31, 2005, we had successfully consolidated the Magnivision offices, distribution center and operations into our Smithfield, Rhode Island facility, which eliminated these expenses from our cost structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting Our Results— Magnivision Acquisition.”

(d)	Represents severance charges of $2.3 million to three former senior executives and recruiting and relocation expenses of $150,000 incurred in connection with our search for, and hiring of, our Chief Executive Officer. See “Management— Severance Agreements.”

(e)	Represents realized gain on sale of equity investment in Hong Kong joint venture to the majority equity partner, including the release from a guarantee of bank debt related to the Hong Kong joint venture.

(f)	For fiscal 2004, represents our portion of a patent infringement litigation settlement entered into in February 2005 in connection with an action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which retained the rights to the litigation and any litigation proceeds) against an entity that is now a subsidiary of ours relating to the use of certain display devices for eyeglasses. For fiscal 2005 and the nine months ended October 1, 2005, represents legal fees incurred related to this settlement.

(g)	Represents the management fees incurred under a management services agreement with an affiliate of Berggruen Holdings North America Ltd., a related party. The management services agreement will be terminated upon consummation of this offering.

(h)	In November 2005, our board of directors accelerated the vesting of all of the then outstanding event-based options in order for certain members of management to participate in the dividends declared in December 2005. In connection with this modification, we recorded a non-recurring $1.8 million stock-based compensation charge, which was determined with the assistance of an independent third-party valuation firm to represent the difference in intrinsic value of the options from date of grant to the acceleration date of these options.

Liquidity and Capital Resources
      Our primary liquidity needs are for working capital, capital expenditures (specifically display fixtures) and debt service. Our primary sources of cash have been cash flow from operations and borrowings under our credit facility. As of the end of fiscal 2005, we had $12.6 million of cash and the full $15.0 million available under our revolving credit facility. As of September 30, 2006, we had $10.5 million of cash and $7.0 million available under our revolving credit facility.
      We believe that our cash flow from operations, available cash and cash equivalents and borrowings available under our credit facility will be adequate to meet our liquidity needs through at least fiscal 2007. However, our ability to make scheduled payments of principal, pay the interest on or refinance our indebtedness or fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.
      We need working capital to support seasonal variations in our business, primarily due to the varying seasonal demands for our sunglasses and costume jewelry. We typically experience peak seasonal working capital needs from approximately mid-March through June and September through November in connection with these changes in demand. In the past, we have used borrowings under our revolving credit facility to satisfy normal operating costs during these periods.
      Although we have no specific current plans to do so, to the extent we decide to pursue one or more strategic acquisitions, we may need to incur additional indebtedness or sell additional equity to finance those acquisitions.

Cash Flows
      The following table summarizes our cash flow activities for the periods indicated:

	Fiscal Year Ended			Nine Months Ended

	December 27,	January 1,	December 31,	October 1,	September 30,
	2003	2005	2005	2005	2006

	(in thousands)			(Unaudited)
Net cash provided by (used in):
Operating activities	$7,829	$18,239	$18,404	$13,427	$(3,197)
Investing activities	(6,082)	(89,554)	(8,801)	(4,512)	(6,376)
Financing activities	1,323	73,079	(2,478)	(1,647)	6,962
Effect of exchange rates on cash balances	336	376	(495)	(35)	493

Increase (decrease) in cash and cash equivalents	$3,406	$2,140	$6,630	$7,233	$(2,118)

      We purchase finished goods from our Asian contract manufacturers and take title upon delivery to the freight consolidator. Transit times range from ten to 30 days. Our payment terms with our eyewear suppliers range from 45 to 120 days, while payment terms with our costume jewelry suppliers average 30 days. As a result of increases in our overall sales volume, we have used cash to fund our receivables and inventories. In general, these increases are only partially offset by increases in accounts payable to our suppliers.
      Operating Activities. Net cash provided by operating activities decreased by $16.6 million from $13.4 million in the nine months ended October 1, 2005 to a use of $3.2 million in the nine months ended September 30, 2006. The decrease in net cash provided by operating activities is primarily due to an additional $11.3 million in interest and $0.8 million in tax payments for the nine months ended September 30, 2006 compared to the nine months ended October 1, 2005. Also contributing to the decrease was a $4.8 million decrease in accounts payable.
      Net cash provided by operating activities increased by $0.2 million from $18.2 million in fiscal 2004 to $18.4 million in fiscal 2005. The increase in net cash provided by operating activities is primarily due to increases in accounts payable, offset by increases in accounts receivable and inventories. Accounts receivable increased as a result of a 40.5% increase in net sales in December of fiscal 2005 as compared to December of fiscal 2004. Inventories and related accounts payable increased due to incremental purchases for January and February sales due to the timing of the Chinese New Year in 2006, during which our Asian suppliers cease production, thereby requiring us to purchase our products with longer than normal lead times or earlier than normal delivery dates.
      Net cash provided by operating activities increased by $10.4 million from $7.8 million in fiscal 2003 to $18.2 million in fiscal 2004. This increase was primarily the result of decreases in accounts receivable and inventories, offset by decreases in accounts payable and accrued expenses.
      Investing Activities. Net cash used by investing activities increased by $1.9 million from $4.5 million in the nine months ended October 1, 2005 to $6.4 million in the nine months ended September 30, 2006. The increase in net cash used by investing activities was primarily due to incremental display fixture costs associated with the addition of new customers. Subsequent to September 30, 2006, we have made a $3.0 million payment of a $5.1 million settlement in connection with the working capital adjustment dispute related to the Magnivision acquisition.
      Net cash used by investing activities decreased by $80.8 million to $8.8 million in fiscal 2005 from $89.6 million in fiscal 2004. This decrease was a result of the payment of $82.3 million in incremental cash to fund acquisitions in 2004. Net cash used by investing activities increased by $83.5 million to $89.6 million in fiscal 2004 from $6.1 million in fiscal 2003. This increase was the result of the use of $82.3 million in incremental cash to fund acquisitions in 2004. All other cash flows for both periods were for capital expenditures.
      Financing Activities. Net cash provided by financing activities increased by $8.6 million from a use of $1.6 million in the nine months ended October 1, 2005 to a source of $7.0 million in the nine months ended September 30, 2006. The increase in net cash provided by financing activities was primarily due to an increase in net borrowings under our revolving line of credit of $8.0 million.
      Net cash used by financing activities was $2.5 million in fiscal 2005 compared to net cash provided by financing activities of $73.1 million in fiscal 2004. During fiscal 2005, we refinanced our existing debt and used the proceeds to pay a dividend of $99.1 million to our shareholders. During fiscal 2004, net cash provided by financing activities was primarily attributable to an incremental $77.0 million of indebtedness (net of repayment) to finance the

Magnivision acquisition. During fiscal 2003, net cash provided by financing activities was $1.3 million, consisting of $5.0 million of proceeds from the issuance of convertible debt, partially offset by $3.0 million of repayments of our working capital revolving facility. The debt was converted into AAi.FosterGrant common stock in September 2003 and subsequently exchanged for our ordinary shares in September 2004.

Capital Expenditures
      Our capital expenditures in fiscal 2005 and the nine months ended September 30, 2006 were $9.0 million and $6.4 million, respectively, the majority of which related to permanent display fixtures, which we provide in our customers’ retail locations. We depreciate our fixtures using an estimated useful life of two years. The future timing and volume of such capital expenditures will be affected by new business, customer contract renewals and replacements of existing fixtures at existing retail customers.
      We expect capital expenditures to range from $14.0 million to $16.0 million in fiscal 2006, which could vary depending on the amount and timing of new business as well as contract renewals and fixture replacements at existing customers. As of the end of fiscal 2005 and as of September 30, 2006, we had outstanding commitments for capital expenditures of $2.3 million and $4.2 million, respectively, relating to permanent display fixtures. We intend to fund these expenditures primarily from operating cash flow and borrowings under our revolving credit facility.

Credit Facility
      On December 9, 2005, we refinanced our then-existing credit facility. As of December 31, 2005, we had outstanding indebtedness of $150.0 million under the first lien term loan, $50.0 million under the second lien term loan and no amounts under our revolving credit facility. As of September 30, 2006, we had $8.0 million outstanding under our revolving credit facility and our borrowing availability thereunder was $7.0 million. Currently, the interest rate on the first lien term loan is equal to LIBOR plus 4.0% (9.4% as of September 30, 2006), and the interest rate on the second lien term loan is equal to LIBOR plus 7.75% (13.1% as of September 30, 2006). The interest rate on our revolving credit facility is equal to the prime rate plus 3.0% (11.25% as of September 30, 2006). Our credit facility, including affirmative and negative covenants, is described in more detail under “Description of Credit Facility.” For a description of risks associated with our credit facility, see “Risk Factors— Risks Related to Our Business— We have indebtedness which may restrict our business and operations, adversely affect our cash flow and restrict our future access to sufficient funding to finance desired growth.” We intend to use proceeds from this offering to repay the entire second lien term loan outstanding under our credit facility and a portion of the first lien term loan. See “Use of Proceeds.”

Magnivision Purchase Price Adjustment
      On October 1, 2004, we acquired all of the outstanding common shares of Magnivision, Inc. from American Greetings Corporation for cash consideration of approximately $81.5 million, including expenses, subject to a post-closing working capital price adjustment. Following the closing of the acquisition, a dispute arose between us and American Greetings related to the calculation of the post-closing purchase price adjustment required by the purchase agreement. This dispute was brought to binding arbitration in 2005. The arbitrator reached a tentative decision in March 2006 requiring us to pay additional purchase consideration of approximately $6.0 million. We subsequently entered into a settlement agreement on October 24, 2006, pursuant to which we paid American Greetings $3.0 million and agreed to pay them an additional $1.075 million on June 1, 2007 and $1.025 million on December 3, 2007. Although these amounts are guaranteed by Berggruen Holdings, Inc., an affiliate of Berggruen Holdings North America Ltd., we remain primarily responsible for them.
Contractual Obligations and Other Commitments
      As of December 31, 2005, our contractual obligations and other commitments were as follows:

	Payments Due by Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

		(in thousands)
Long-term debt obligations (1)	$202,340	$1,150	$14,690	$21,000	$165,500
Interest payment obligations (2)	112,357	18,675	38,460	33,611	21,611
Operating lease obligations	5,548	1,827	2,098	1,338	285
Severance obligations (3)	2,010	1,259	751	—	—
Minimum royalty obligations (4)	1,990	415	825	500	250

Total	$324,245	$23,326	$56,824	$56,449	$187,646

(1)	Includes obligations to pay principal only under our credit facility, a promissory note to a former executive pertaining to equity redemption and capital lease obligations. No interest expense is included. All principal payments under our credit facility assume that principal payments are made as originally scheduled. On a pro forma basis giving effect to the anticipated application of proceeds of this offering to repay a portion of amounts outstanding under our credit facility (at an assumed initial public offering price of $ per ordinary share, which is the mid-point of our filing range), principal payment obligations for the periods shown above would be $ million, $ million, $ million and $ million, respectively, for a total of $ million.

(2)	Represents estimated interest payments to be made on our variable rate debt prior to a public offering. All interest payments assume that principal payments are made as originally scheduled. Interest rates used to determine interest payments for variable rate debt are based upon the interest rate in effect on September 30, 2006. On a pro forma basis giving effect to the anticipated application of proceeds of this offering to repay a portion of amounts outstanding under our credit facility (at an assumed initial public offering price of $ per ordinary share, which is the mid-point of our filing range), interest payment obligations for the periods shown above would be $ million, $ million, $ million and $ million, respectively, for a total of $ million.

(3)	Represents severance payments in connection with the termination of employment of three executives during fiscal 2005.

(4)	Consists of obligations for future minimum royalties pertaining to licensed brands to be paid to third-party licensors.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.
Impact of Inflation
      We are affected by inflation and changing prices primarily through the cost of raw materials, increased operating costs and expenses, including fuel surcharges on shipping costs, and fluctuations in interest rates. In recent years, the effects of inflation on our net sales and operations have not been material. We do not believe that the risk of inflation is presently material to our business or our consolidated financial position, results of operations or cash flows.

Critical Accounting Policies
      We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition
      Sales are recognized when revenue is realized or realizable and has been earned. We recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. In addition, prior to revenue recognition, we require persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. A provision for anticipated returns is recorded as a reduction of sales in the same period that the revenue is recognized in accordance with FASB Statement No. 48, Revenue Recognition When Right of Return Exists. We account for certain customer promotional payments, volume rebates, cooperative advertising, product placement fees and other discounts as a reduction of revenue under the guidance issued by the FASB’s Emerging Issues Task Force (EITF) in Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products, Issue No. 00-14, Accounting for Certain Sales Incentives, and Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). We also enter into multi-year supply agreements with many of our customers that often have minimum purchase requirements. Upfront payments and credits to customers are recorded as a reduction of revenue when the customer has earned the credits based on the purchase order or sales contract and are provided for based upon our estimates.

Product Returns, Markdowns and Contractual Allowances
      Net sales, as reported in our consolidated statements of operations, represent gross shipments to our customers less provisions and charges for product returns, markdowns, damages and contractual allowances. We regularly review and revise our estimates of returns, markdowns and contractual allowances, which are recorded at the time of sale based upon our historical experience, in light of actual returns, planned product discontinuances and promotional sales. We record returns, markdowns and contractual allowances as a reduction to sales and as a reserve against accounts receivable on our consolidated balance sheet. Actual product returns, markdowns and contractual allowances, as well as realized value on product returns, may differ significantly, either favorably or unfavorably, from our estimates.
      Contractual allowances include product placement fees, cooperative advertising, volume rebates and other discounts that are agreed upon as a component of our program terms with our customers. These allowances are specific to a customer contract and are recognized at the time of shipment. We record contractual allowances as a reduction of gross sales but not as a reduction of accounts receivable. Instead, we record contractual allowances as an accrued expense on our consolidated balance sheet.
      As a percentage of our gross product shipments, our product returns, markdowns and contractual allowances were 24.7%, 24.3% and 25.6% in fiscal 2003, fiscal 2004 and fiscal 2005, respectively, and 25.4% in the nine months ended September 30, 2006.

Inventories
      Inventories are stated at the lower of cost (first-in, first-out) or market and consist of finished goods. We provide inventory allowances for excess, slow moving and obsolete inventories determined primarily by estimates of future demand. The allowance is measured as the difference between the cost of the inventory and estimated market value and charged to the provision for inventory, which is a component of our cost of goods sold. Assumptions about future demand are among primary factors used to estimate market value. At the time of the loss recognition, which is recorded to cost of goods sold, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory management is a primary management focus as we balance the need to maintain adequate inventory levels to ensure timely customer order fulfillment against the risk of obsolescence because of changing fashion trends and customer requirements. During fiscal 2003, 2004 and 2005, the Company increased its inventory reserves for excess and potentially obsolete inventory by $0.3 million, $4.7 million and $1.4 million, respectively.

Impairment of Long-Lived Assets
      We test for impairment whenever events or changes in circumstances indicate that the carrying value of the asset might not be recoverable from estimated future cash flows. We account for long-lived assets, excluding goodwill and non-amortized trademarks, in accordance with the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset or asset group is not recoverable from its estimated undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset or asset group. We evaluate our long-lived assets if impairment indicators arise.

Valuation of Goodwill and Other Intangible Assets
      Goodwill represents the excess of cost over the fair value of the net tangible assets and identifiable intangible assets of businesses acquired. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test our goodwill and indefinite-lived intangibles for impairment annually or more frequently if events or circumstances indicate impairment may exist. We generally complete our annual analysis of our two reporting units with goodwill during our fourth fiscal quarter or more frequently if impairment indicators arise. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in our income from operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.
      We make certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. When necessary, we engage third-party specialists to assist us with our valuations. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by us to be consistent with industry discount rates and the risks inherent in our current business model.
      We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $78.3 million at September 30, 2006. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base or material negative changes in our relationships with material customers.

Stock-Based Compensation
      We have a stock-based compensation plan for employees and non-employee members of our board of directors. Under this plan, we grant options to purchase our shares at or above the fair market value of our shares. For fiscal 2003, 2004 and 2005, we accounted for stock-based compensation in accordance with APB No. 25. On January 1, 2006, the first day of fiscal 2006, we adopted SFAS 123R, which requires us to measure all stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. We use the Black-Scholes option pricing model to value the options that are granted under these plans. The Black-Scholes method includes four significant assumptions: (1) expected term of the option, (2) risk-free interest rate, (3) expected dividend yield and (4) expected stock price volatility.

Concentration of Credit Risk
      We must estimate the uncollectability of our accounts receivable. Management specifically analyzes accounts receivable balances in view of customer credit worthiness, customer concentrations, historical bad debts, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Two customers together accounted for 37% of our accounts receivable at December 31, 2005. To reduce credit risk, we purchase credit insurance, as we deem appropriate. Historical writeoffs, as a result of uncollectability, have been less than 1% of net sales annually.

Income Taxes
      We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance. Our effective tax rates differ from the statutory rate due to the impact of acquisition-related costs, state taxes, and the tax impact of non-U.S. operations. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and vice versa. Changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof may also adversely affect our future effective tax rate. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.
      At December 31, 2005 and September 30, 2006, our total valuation allowance was $4.7 million and $7.2 million, respectively, in each case, due to uncertainties related to our ability to utilize deferred tax assets, primarily consisting of certain federal, state, and foreign net operating loss carry forwards. The valuation allowance is based on estimates of taxable income in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the gross deferred tax assets, which may have a material adverse effect on our business, results of operations and financial condition.
Recent Accounting Pronouncements
      In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which applies to all tax positions accounted for under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of such tax positions, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is applicable to us as of December 31, 2006, the first day of fiscal 2007. We are in the process of evaluating FIN 48 and the potential effect it will have on our financial position and results of operations.
Quantitative and Qualitative Disclosures about Market Risk
      As of September 30, 2006, all of the outstanding debt under our credit facility was subject to floating interest rate risk. The interest rate risk associated with this debt is partially mitigated by an interest rate cap arrangement entered into with a bank, which limits this exposure to a 5.25% 90 day LIBOR interest rate covering 24% of the debt facility through the end of 2007. An additional arrangement was entered into for the period commencing March 2006, which increases the covered portion to 30% through the end of 2008 at an interest rate cap of 6.25% 90-day LIBOR rate. We are exposed to risks due to changes in interest rates with respect to the portion of our credit facility that is not covered by these agreements. A hypothetical change in the interest rate of 100 basis points would have an effect on our annual results of operations and cash flows of approximately $2.0 million (or, after giving effect to this offering, $           million).

BUSINESS
Business Overview
      We are a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with a portfolio of established, highly recognized eyewear brands including FosterGrant and Magnivision. Our FosterGrant brand has a long and rich heritage, embodied by our classic “Who’s That Behind Those FosterGrants?” advertising campaign. Our FosterGrant brand is a domestic market leader in the popular priced sunglasses market (less than $50). We believe that our share of this market is approximately 20%. Our FosterGrant and Magnivision brands, with a combined 40% share, are the leader in the domestic non-prescription reading glasses market. We also sell costume jewelry principally to major mass merchandisers, thereby extending our product penetration with key customers.
      Our company-owned portfolio also includes the Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point (generally $50-$100). In addition, we sell a line of prescription frames, which we introduced in 2004 to supplement our product line and leverage our FosterGrant brand. We also market both popular priced and premium eyewear under nationally-recognized licensed brands including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.
      We sell our products in approximately 50,000 retail locations worldwide, primarily through mass channels, which include mass merchandisers, chain drug stores, chain grocery stores and variety stores. We also sell some of our products to ophthalmic retailers, mid-tier department stores and other specialty retailers. We maintain extensive long-term relationships with our customers and nine of our top ten customer relationships, ranked by 2005 revenues, span more than ten years each, while our relationship with CVS extends more than 15 years and our relationships with Wal-Mart and Target span more than 20 years each. Our business is supported by an integrated infrastructure consisting of sales and service, design and outsourcing functions. Our products are sourced through low-cost Asian manufacturers, and stocked and supported by our approximately 2,200 part-time field service employees.
      On October 1, 2004, we acquired Magnivision, the leading domestic designer and marketer of non-prescription reading glasses. The Magnivision acquisition significantly contributed to our net sales and operating profitability for fiscal 2005, elevated us to the leading position in the non-prescription reading glasses market and meaningfully enhanced our product offerings and distribution network.
      We have significantly increased our net sales through acquisition and organic growth from $120.0 million in fiscal 2003 to $189.9 million in fiscal 2005. Our international sales represented 15.5% of our net sales in fiscal 2005 and were primarily to customers in the United Kingdom, Canada and Mexico.
Industry Overview
      We compete in the domestic and, to a lesser extent, international personal accessories market, focusing principally on non-prescription reading glasses, popular priced sunglasses, premium sunglasses and costume jewelry.
      Non-prescription reading glasses are designed to provide magnification for near-vision tasks associated with the normal aging process, which is marked by the decreased ability to focus on nearby objects, or presbyopia. Retail sales in the U.S. non-prescription reading glasses market were approximately $575 million for 2006, an increase of approximately 15% from 2005. We believe the general aging of the population is a key growth factor in the U.S. non-prescription reading glasses market. According to the U.S. Census Bureau, the 45-64 year-old age group is expected to increase in size by over 30% from 2000 to 2010, more than three times the rate of the overall U.S. population during the same period. In addition, we believe that growth in this market will be driven by product innovations, the appeal of more fashionable designs and enhancement in alternative eyesight correction technologies, which typically correct nearsightedness, or myopia, but not presbyopia.
      Retail sales in the U.S. sunglasses market were approximately $2.1 billion in 2006 and popular priced sunglasses represented approximately 42% of these sales. We believe the market for popular priced sunglasses is supported by a number of long-term growth drivers, including changing fashion trends, consumers’ desire for multiple, activity-specific sunglasses, the growing desire for UVA/ UVB eye protection and product innovation. We also compete in the $50 to $100 price point sunglasses market, which accounts for an additional 11% of total retail sales in the U.S. sunglasses market.
      Retail sales in the U.S. jewelry market were approximately $8.3 billion in 2005 and costume jewelry represented approximately 58% of these sales according to Accessories Magazine’s 2005 Census Report. Since 2001, the overall jewelry market (which includes bridge jewelry as well as costume jewelry) has grown at a compound annual growth rate of approximately 6%. We primarily compete in the mass merchandise segment, which accounts for 18% of overall jewelry sales. Generally, we believe that changing fashion trends and creative designs will be the key growth factors in the U.S. costume jewelry market.
Our Strengths
      We attribute our attractive competitive position and significant opportunities for continued growth to the following strengths of our business:

Leading market positions
      We are a leading domestic provider of branded and private label non-prescription reading glasses and popular priced sunglasses to mass channels. In 2005, we sold more than 22 million pairs of non-prescription reading glasses, 16 million pairs of sunglasses and 16 million units of costume jewelry through approximately 50,000 retail locations worldwide. We have the number one market position in non-prescription reading glasses with a 40% market share in the United States. We are also a domestic market leader in the popular priced sunglasses market. We believe our share of this market is approximately 20%. We expect our non-prescription reading glasses market share to increase in 2007 due to the recent addition of a national chain drug store account and our launch of a line of higher-priced, more fashionable non-prescription reading glasses in a number of our distribution channels.

Portfolio of highly recognized, quality eyewear brands
      The FosterGrant brand has built a strong reputation for providing consumers a broad selection of products that deliver style and quality at affordable prices. Beginning in 1965, FosterGrant launched a succession of advertising campaigns using high profile celebrities to promote its sunglasses, most notably through the “Who’s That Behind Those FosterGrants?” advertising campaign. Despite minimal investment in marketing and advertising activities in recent years, FosterGrant remains the second most recognizable sunglasses brand and a top 10 accessory brand in the United States, according to Women’s Wear Daily’s 2006 annual survey of consumer brand awareness. We intend to launch a multi-million dollar advertising campaign in 2007 to support the famous FosterGrant brand.
      Magnivision is the leading brand in the domestic non-prescription reading glasses market with a 23% market share. We believe Magnivision became the leading brand in this market by introducing non-prescription reading glasses to the mass market in the early 1980s. Magnivision’s premium product lines, Hyperflexx and Titanium, feature advanced optical components and materials and target fashion and functionality conscious consumers, while Redi-Readers and Magnivision offer classic shapes and colors for value conscious consumers.
      Premium Brands. We are expanding the distribution of our company-owned Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point. We believe our premium brands have a strong niche consumer appeal. We promote these brands through endorsements from well recognized action sports athletes and sponsorship of professional surfing contests and similar sporting events. Anarchy is designed to appeal to younger male and female action sports participants and those who desire to be identified with this image. Angel is designed with a “fashion first” approach to appeal to active, trend-conscious young women. Gargoyles, which targets male consumers ages 30 and older, received broad consumer recognition as the sunglasses worn by Clint Eastwood in Dirty Harry and Arnold Schwarzenegger in the box-office hit, The Terminator.
      Licensed Brands. To complement our company-owned brands, we sell eyewear under nationally recognized licensed brands, including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway. These licensed brands target consumers at both popular and premium price points and increase our access to additional distribution channels.

Long-standing relationships with leading national retailers
      Our sales team, with the support of our merchant and field service organizations, has established strong and long-standing relationships with many leading national retailers. Nine of our top ten customer relationships, ranked by 2005 revenues, span more than ten years each, while our relationship with CVS extends more than 15 years and our relationships with Wal-Mart and Target span more than 20 years each. Additionally, several leading retailers have granted us exclusive, multi-year contracts for the sale of certain product lines.

Customer service focus
      We believe our merchant and field service organizations represent a critical differentiating advantage in the marketplace. Through our merchant organization, we work closely with retailers to improve customer sales and their profitability by providing services such as collaborative planning, product merchandising, fashion trend reporting and retail sales data analysis. Our field service organization, consisting of approximately 2,200 part-time employees, maintains and restocks in-store displays, sets up promotional materials and communicates store-level needs to our merchant organization. These distinctive service features enable us to better serve our customers and enhance our ability to control the content and appearance of our in-store product displays, which we believe increases our sales volume. We believe our strong forecasting and order fulfillment ability, including an average order fulfillment in 2006, through November 30, of approximately 97%, strengthens our relationship with our customer base.

Product design expertise conveying style, quality and value
      We believe our reputation for style, quality and value distinguishes our products from those of our competitors and provides us with significant competitive advantages. Our product development objective is to provide stylish eyewear and costume jewelry which represent a strong price-to-value relationship for our end consumer. We identify new product opportunities by close coordination of our design team with our sales and merchant organization to predict, monitor and respond to market trends in a timely manner. Further, we work closely with our Asian contract manufacturers to ensure that our designs are feasible for low-cost, mass-volume manufacturing, while meeting our quality standards and our rapid design-to-production schedule.

Efficient, low-cost sourcing strategy
      Our position as a leading provider of eyewear affords us with significant economies of scale in product sourcing that provide us with an advantage over smaller competitors. While we manage our product design and order fulfillment activities internally, we outsource the manufacturing of our products to Asian contract manufacturers that maintain facilities in China. We have successfully executed our Asian sourcing strategy for all of our product lines since the 1980s. In April 2005, we opened an office in Shenzhen, China to enhance our ability to manage our supplier relationships. We believe that maintaining a local presence near our suppliers provides us with greater control over sourcing execution as well as improved pricing, logistics and quality control.

Balanced business model
      We believe our strategy of having multiple product lines and brands reduces our reliance on any single demographic, price point, fashion trend, season, distribution channel or geographic region. In fiscal 2005, our revenue is spread across three main product lines comprised of reading glasses (51% of gross sales), sunglasses (31% of gross sales) and jewelry (18% of gross sales) that provide diverse streams of revenue. Our products are divided into several brands and divisions, including Magnivision (36% of gross sales), FosterGrant (31% of gross sales), private label (13% of gross sales, most of which is attributable to private label sales of jewelry for one customer), licensed (4% of gross sales) and premium (2% of gross sales). The dual-brand strategy of FosterGrant and Magnivision in the non-prescription reading glasses market allows us to offer different brand names to retailers competing in the same class of trade. Our premium brands, Anarchy, Angel and Gargoyles, as well as some of our licensed brands, complement our FosterGrant and Magnivision brands by appealing to a higher price point consumer. All of these brands, in conjunction with our costume jewelry, expand our distribution reach and penetration into additional channels and retailers.

Experienced senior management team
      Led by our Chief Executive Officer, Alec Taylor, our President, Jack Flynn, and our Chief Financial Officer, Brian Lagarto, our senior management team averages over 16 years of experience in marketing, sales, customer service, finance, product development and sourcing in the consumer products industry. We have significantly enhanced our business through a combination of successfully integrated strategic acquisitions, internal growth and cost reductions. Each of the members of our senior management team either owns an equity interest or has the right to acquire an equity interest in our company.
Our Growth Strategies
      We intend to increase our sales and profitability and strengthen our position in the eyewear and costume jewelry markets through the following key strategic initiatives:

Continue to capitalize on existing awareness of our brands
      We believe we have the opportunity to increase our sales by developing individually tailored marketing strategies for our brands. We plan to increase spending on marketing and advertising, especially for our FosterGrant brand, in an effort to target 18-49 year old men and women that may be less familiar with our brands today. In preparation for these brand awareness efforts, we hired a marketing team, conducted extensive market research, engaged an outside advertising agency and redesigned websites for some of our brands. Our marketing team has developed a marketing strategy with our outside advertising agency that includes the launch of a new FosterGrant advertising campaign in 2007 that will invoke the “Who’s That Behind Those FosterGrants?” advertising campaign while giving it a more contemporary feel.

These advertising efforts are largely centered on a national television commercial campaign and will be supported with print ads, a redesigned logo and updated product tags and labels. We are also increasing our efforts to promote our premium brands, Anarchy, Angel and Gargoyles, which contributed $2.5 million of our net sales in fiscal 2005, through a targeted advertising campaign.

Leverage favorable demographics in the non-prescription reading glasses market
      As a leading designer and marketer of non-prescription reading glasses with a 40% market share, we expect to benefit from favorable demographic trends influencing this market. We believe an increasing number of U.S. consumers will require reading glasses due to the growth of the population that is between the ages of 45 and 64, which according to the U.S. Census Bureau, is expected to increase in size by 30.6% from 2000 to 2010, more than three times the rate of the overall U.S. population (9.2% growth) during the same period. As consumers begin to identify their need for reading correction, they will either look to over-the-counter non-prescription reading glasses or to their eyewear professionals. According to Jobson/ VCA, the total number of refractive surgeries performed in the United States has grown from 3.3 million in September 2003 to 5.2 million in September 2005. We believe the increasing prevalence of refractive surgery will contribute to growth in the non-prescription reading glasses market because it offers a long-term alternative only to near-sightedness, but not a solution for presbyopia.
      We also intend to increase our spending on advertising, product development and consumer education to support the market growth and sales of our Magnivision and FosterGrant non-prescription reading glasses. We intend to emphasize the significantly enhanced optical quality and fashionable designs of our products as the key elements of our marketing campaign. We believe that these features, along with the relative affordability of non-prescription reading glasses, will encourage consumers to purchase multiple pairs. In addition, we believe our variety of fashionable frames will appeal to younger and more fashion conscious consumers. We intend to target consumers who currently wear prescription reading glasses, who are first time buyers of non-prescription reading glasses or who have had refractive surgery or wear contact lenses. We have designed our marketing to increase awareness of the cost advantage and convenience of over-the-counter non-prescription reading glasses.

Continue to increase penetration with existing customers
      We believe we have the opportunity to increase sales significantly with our existing customers by increasing the number of products we sell in each of their stores and by increasing the number of new customer stores to which we sell products. We believe there is an opportunity to leverage our strong market positions and increase our current product penetration in non-prescription reading glasses and sunglasses. Our Magnivision acquisition provided us with opportunities to increase sales of our FosterGrant products by leveraging Magnivision’s leading position in non-prescription reading glasses and providing access to new retailers. Since the Magnivision acquisition, we have successfully cross-sold our products to certain key customers and believe similar opportunities exist as numerous additional customers carry either FosterGrant or Magnivision products, but not both. In addition, we believe there is an opportunity to sell costume jewelry to our existing sunglasses and non-prescription reading glasses customers by introducing branded and private label collections and licensing popular brands. We also believe there are significant opportunities to grow our international business by expanding existing relationships with global retailers and expanding our product offerings in various markets.

Expand our distribution network with new customers
      We intend to expand our distribution network by adding new customers across multiple retail channels. Our flagship FosterGrant and Magnivision brands each include many popular priced products that may be offered in various high-traffic retail channels. For example, we recently added our FosterGrant non-prescription reading glasses to one of the nation’s largest chain drug stores. In addition, we believe we can grow our business by gaining access to new customers in other channels in which we are currently underpenetrated, such as chain grocery stores, warehouse clubs, specialty retailers, mid-tier department stores and ophthalmic retailers, by emphasizing our premium brands as well as licensing higher-end brands. We also believe there are significant opportunities to grow our international business by increasing organic sales and by building an international distributor network throughout selected geographic markets.

Continue to expand our product offerings
      Building on our strength in non-prescription reading glasses and sunglasses, we intend to continue to expand our product offerings, particularly in the following categories:

•	Prescription Frames. In 2004, we introduced a line of prescription frames which included both FosterGrant branded and private label frames, leveraging our strong relationships in the mass channels. In December 2005, we entered into an exclusive license agreement with Levi Strauss & Co. to sell prescription frames under the Levi Strauss Signature brand name into mass channels. Our prescription frame collection includes a broad line of men’s, women’s, children’s and unisex styles and are offered at retail price points between $80 and $120. Given the premium price points of these frames in comparison to the lower price points of our eyewear products, we intend to focus on increasing the overall sales of these products. We intend to continue expansion into mass channels and build on the initial momentum we have with key customers. We believe our strong presence with these retailers will help us establish credibility and increase our visibility among other ophthalmic distribution channels, such as franchised ophthalmic retailers, third-party distributors and independent ophthalmic retailers.

•	Premium Eyewear and Higher-End Licensed Brands. Our premium lines, Anarchy, Angel and Gargoyles, and higher-end licensed brands are targeted to premium price point consumers and distribution channels. We plan to accelerate the growth of our premium brands which sell at retail prices ranging generally from $50 to $120. We also intend to obtain licenses for higher-end brands in addition to growing sales of our Levi Strauss Signature licensed prescription frames and Body Glove licensed sunglasses and prescription frames.

•	Costume Jewelry. We plan to introduce new costume jewelry products to our existing mass channel customers as well as to new mid-tier department stores and specialty retailers. We are also exploring opportunities to introduce more fashion-oriented costume jewelry collections under both our company-owned brands and newly licensed brands.

•	New Product Development. We plan to introduce new products within the eyewear, costume jewelry and broader personal fashion accessories markets. For example, we are currently developing a range of sports-specific eyewear, including a line of ski goggles and safety-oriented eyewear.

Pursue and integrate strategic acquisitions
      Strategic acquisitions have been an important part of building our company. We intend to continue pursuing complementary acquisitions to grow our business profitably. We believe we have a strong platform for executing additional acquisitions due to our attractive position in mass channels and our sourcing and distribution capabilities. Our management has a history of successfully integrating businesses and brands into our existing platform, and we believe that potential strategic acquisitions provide an opportunity to grow our business and improve our operating performance.
Our Products and Brands
      We currently offer an array of personal fashion accessories products in four primary categories: non-prescription reading glasses, sunglasses, prescription frames and costume jewelry. Our brands provide consumers a broad selection of products that deliver style and quality at a variety of price points. See Note 19, “Segments,” to our consolidated financial statements for information relating to our segments.
      Our brand portfolio consists of:
       FosterGrant, our most established and recognized eyewear brand, is positioned as affordable, quality eyewear for men and women of all ages. According to Women’s Wear Daily magazine’s 2006 Annual Survey of Consumer Brand Awareness, FosterGrant is the second most recognizable sunglasses brand in the United States. We offer sunglasses, non-prescription reading glasses and prescription frames under the FosterGrant brand. FosterGrant products are sold primarily in mass channels, providing consumers a broad selection that delivers style and quality at affordable prices. The retail price point for FosterGrant sunglasses ranges from approximately $10 to $30 and the retail price point for FosterGrant non-prescription reading glasses range from approximately $10 to $18. FosterGrant Optical is an extension of our flagship FosterGrant brand and is used exclusively for prescription frames products. Our FosterGrant Optical prescription frames are priced just below designer and fashion offerings and above the value segment of the market. The retail price point for FosterGrant Optical products ranges from $80 to $120. The target consumers for our FosterGrant Optical products are fashion conscious men and women aged 30 or older.
       Magnivision is the leading brand in the domestic non-prescription reading glasses market with a comprehensive offering of high-quality, stylish and affordable products. The target consumers of our Magnivision products are men and women aged 35 and older. Magnivision products are sold primarily in mass channels, especially chain drug stores.
      Our Magnivision non-prescription reading glasses are segmented into three product lines characterized according to frame design, lens and frame features and price:

•	Redi-Readers. The Redi-Readers product line is positioned as a value collection of non-prescription reading glasses, which are offered at retail price points from approximately $8 to $10. Redi-Readers combine basic styling with economical pricing, targeting the value conscious consumer.

•	Magnivision. The Magnivision product line is positioned as a core assortment of non-prescription reading glasses, which are offered at retail price points from approximately $15 to $22. Magnivision non-prescription reading glasses feature the same optical-quality lenses as the premium priced Magnivision non-prescription reading glasses in classic shapes and colors.

•	Hyperflexx, Titanium and Handcrafted. The Hyperflexx, Titanium and Handcrafted product lines are premium non-prescription reading glasses offered at retail price points from approximately $20 to $30. Hyperflexx and Titanium non-prescription reading glasses feature advanced optical components and materials and target fashion and function conscious consumers. Handcrafted non-prescription reading glasses feature multi-layer, acetate materials with optical quality construction and feel and target consumers who would normally shop at department stores or optical specialty stores.

      Our premium brand portfolio consists of Anarchy, Angel and Gargoyles branded sunglasses. In fiscal 2005, we derived approximately 1.3% of our net sales from sales of our premium line of sunglasses.
       Anarchy branded sunglasses are designed to appeal to younger male and female action sports participants and those who desire to be identified with this image. The target consumers of our Anarchy brand are men and women between the ages of 14 and 30. Primary sales channels for Anarchy products include surf, sport and specialty retailers. The retail price points for Anarchy sunglasses range from approximately $45 to $70.
       Angel branded sunglasses are designed with a “fashion first” approach to appeal to active, trend conscious young women. The target consumers of our Angel brand are women between the ages of 14 and 30. Primary sales channels for Angel include surf, sport and specialty retailers. The retail price points for Angel sunglasses range from approximately $45 to $70.
       Gargoyles branded sunglasses consist of high quality, technologically advanced eyewear that provides high performance for people participating in motor sports and other outdoor activities. The target consumers of our Gargoyles brand are men aged 30 and older. Primary sales channels for Gargoyles include sporting goods stores and specialty retailers. Gargoyles branded products have received broad consumer recognition as the sunglasses worn by Arnold Schwarzenegger in The Terminator and Clint Eastwood in Dirty Harry. More recently, Flip 8 by Gargoyles, retro-style flip down sunglasses, have been worn by Major League Baseball players. The retail price points for Gargoyles sunglasses range from approximately $50 to $120.
      Our licensed brand portfolio includes Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.
       Our Ironman licensed product lines are affordable, performance sunglasses for men and women of all ages who actively participate in sports. We sell products under the FosterGrant Ironman co-brand to mass merchandisers, chain drug stores and chain grocery stores. We also sell products at premium price points under the Ironman Triathlon and Ironman Pro brand names in sporting goods stores and specialty retailers. The retail price points for Ironman Triathlon sunglasses range from approximately $17 to $25 and for Ironman Pro from approximately $25 to $30.
       In December 2005, we entered into an exclusive license agreement with Levi Strauss & Co. initially to sell prescription frames and, beginning in 2007, sunglasses under the Levi Strauss Signature trademark. The Levi Strauss Signature brand stands for great style and fashionable looks at affordable prices. The target consumers for our Levi Strauss Signature branded products are men and women of all ages. The primary sales channel for Levi Strauss Signature is mass merchandisers. The retail price points for Levi Strauss Signature branded prescription frames range from approximately $80 to $120.
       Our Body Glove licensed product line consists of sunglasses and prescription frames for people wishing to embrace a surfing, diving and Southern California lifestyle and image. The target consumers for Body Glove branded products are men and women between the ages of 18 and 35. Primary sales channels for Body Glove include surf, sport and specialty retailers. The retail price points for Body Glove branded sunglasses range from approximately $20 to $30 and the retail price points for Body Glove branded prescription frames range from approximately $140 to $160.

      Our C9 by Champion licensed product line is affordable, quality sunglasses for people involved with an active, health-conscious lifestyle. We leverage the existing brand equity of the C9 by Champion name, its current advertising campaign and its retail clothing presence. The target consumers for C9 by Champion branded products are men and women between the ages of 25 and 49. The only sales channel for C9 by Champion is Target. The retail price points for our C9 by Champion branded products range from approximately $18 to $20.
       Beginning in 2007, we will distribute sunglasses under the Daytona International Speedway brand for a wide selection of styles and applications, with a focus on sunglasses designed for driving. The target consumers for Daytona branded products are men and women between the ages of 25 and 45. Primary sales channels for Daytona branded products include trackside at NASCAR events, where we have rights to sell Daytona branded products, as well as regional mass merchants, chain drug stores and chain grocery stores. The retail price points for Daytona branded sunglasses range from approximately $15 to $20.
Our Costume Jewelry Product Line
      Our costume jewelry product line consists of popular priced fashion jewelry items, including earrings, necklaces and bracelets for everyday, seasonal and other special occasions. We also design and develop private label costume jewelry to sell to major mass merchandisers, thereby extending our product penetration with our key customers. We recently began to develop costume jewelry products specifically targeted to mid-tier department stores and specialty retailers. The target consumers for our jewelry products are women between the ages of 18 and 45. The retail price points for our costume jewelry products range from approximately $5 to $30.
Our Business Model
      Our comprehensive business model encompasses:

•	design and development;

•	procurement and sourcing;

•	inbound shipping and freight;

•	quality control;

•	sales and marketing; and

•	warehousing, distribution and logistics.

Design and Development
      Our in-house design organization is focused on the development of new product styles or enhancements to reflect constantly evolving consumer preferences. We employ a team of 29 experienced eyewear and costume jewelry designers, product development specialists and support staff.
      During the initial development of new eyewear and costume jewelry products, our design team works closely with our sales, marketing and merchant organizations, trend forecasters and manufacturers to predict, monitor and respond to market trends in a timely manner. Consistent with general trends in the market, our costume jewelry product line tends to have more frequent design changes than our eyewear product lines.
      For our branded products, our designers participate in competitive shopping and closely monitor market trends to offer current styles and an “up-market” look to mass channels. In addition, we work closely with the licensor/retailer throughout the product design process to design products that meet their approval. Our designers also work with employees located at each of our international offices to custom design products for local style preferences.
      Upon completion of a design, we submit product concepts to our manufacturers for the development of computer-aided prototypes. Our design team works closely with our manufacturers to maintain design integrity and ensure that our designs are feasible for low-cost mass-volume manufacturing, while meeting quality standards. Our designers typically travel to Asia to examine proposed components and materials to be used in production.

Procurement and Sourcing
      We manage our product design activities internally. However, we outsource the manufacture of our eyewear and costume jewelry products to Asian contract manufacturers that maintain factories in China. We have successfully executed our Asian sourcing strategy for costume jewelry since the mid 1980s and sunglasses since the late 1980s.
      In April 2005, we opened an office in Shenzhen, China to enhance the management of our supplier relationships. Our largest supplier represented 11.6% of all our purchases in 2005. We are not dependent on any single supplier for the manufacture of any product category as we source from multiple suppliers across each such category. We buy our products from our suppliers on a purchase order basis with favorable trade terms and no obligation to any long-term contractual supply agreements. All purchase orders are fixed price and denominated in U.S. dollars, reducing the risks associated with short-term fluctuations in currency or raw material prices.

Inbound Shipping and Freight
      Products are typically shipped in containers by ocean or air freight, depending on our requirements and cost efficiencies, from the ports of Hong Kong, Shanghai and Quingdao in China to Long Beach, California or Boston, Massachusetts for our products that we sell domestically or Stoke-on-Trent, United Kingdom or Mexico City, Mexico for our products that we sell internationally. The domestic containers are then shipped either directly to our Smithfield, Rhode Island distribution facility or, depending on cost and logistical considerations, to an independent third-party contract warehouse near Long Beach, California.

Quality Control
      We seek to ensure the quality of our manufacturers’ products by using a third-party inspection company, managed by our Shenzhen, China office, to inspect all of our product orders prior to shipment from Asia. In addition, subsequent sample inspections are conducted at our facilities to verify order accuracy and product quality. Upon arrival, products are catalogued and stored in our warehouse facility prior to shipment to our customers. We also maintain a quality control department at each of our facilities and use an independent laboratory for material testing of our products.

Sales and Marketing
      Our sales team, which includes our domestic and international direct sales teams and our merchant organization, is organized by distribution channel, product line and customer. We also have dedicated sales, marketing and merchant personnel exclusively responsible for maintaining and growing our presence within certain larger customers. We retained all of the Magnivision sales team following the October 1, 2004 acquisition. Our domestic and Canadian sales team, which is comprised of 11 people, is supported by our merchant and field service organizations:

•	Merchant Organization. Our merchant organization consists of 41 employees who work closely with our customers to improve sales by our customers and profitability by providing services such as collaborative planning, product merchandising, fashion trend reporting and retail sales data analysis. This group is primarily responsible for managing customer returns and mark downs. The individual account manager coordinates sales, marketing and merchandising with the retail customer, is the main customer service contact and is responsible for the profitability of each account. By conducting point-of-sale analysis, our merchants help the retailer manage its inventory and analyze revenue and margins. We believe our merchant organization represents a critical differentiating competitive advantage in the marketplace.

•	Field Service Organization. Our field service organization consists of approximately 2,200 part-time employees who maintain and restock in-store displays, set up promotional materials and communicate store-level needs to our management team. We believe our field service organization enables us to better serve our customers and enhances our ability to control the content and appearance of our in-store product displays, which we believe increases our sales volume. We also believe our field service organization is significantly larger than those of our competitors, and serves as a competitive advantage.

      Our U.K. sales team, which is comprised of seven people, and our Mexican sales team, which is comprised of two people, are each supported locally by similar merchant organizations and third-party field service organizations.
      Our marketing organization consists of three employees and is responsible for brand management activities such as advertising, public relations and consumer research. We plan to increase spending on marketing and advertising, especially for our FosterGrant brand. In fiscal 2007, we plan to invest approximately 3% of our net sales in consumer marketing, primarily in support of the FosterGrant brand, as compared to 0.5% of our net sales in fiscal 2005.

•	Strategy. Our marketing team is currently developing a marketing strategy with an outside advertising agency that includes the launch of a new FosterGrant advertising campaign in 2007. We are also developing an educational and marketing campaign focusing on the advantages of non-prescription reading glasses. Additionally, we are focused on increasing the awareness of our premium brands, Anarchy, Angel and Gargoyles. We anticipate increasing our brand marketing budget to 4% to 5% of our net sales over the next three to five years.

•	Product Support. We currently promote our products through point of sales displays, endorsements, participation in trade shows and industry conferences and industry trade magazine advertisements. We maintain showrooms and sales offices domestically at our corporate offices, in Bentonville, Arkansas and New York, New York, as well as internationally in Toronto, Canada; Mexico City, Mexico; and Stoke-on-Trent, United Kingdom. We also intend to use our recently enhanced company web site (www.fgxi.com) and our individual brand web sites (www.magnivision.com, www.aaifostergrant.com, www.Anarchyeyewearusa.com, www.Angel- eyewear.com and www.Gargoylesinc.com) as a means of increasing public exposure to our company and our products, and providing customers with product information and purchasing locations. These web sites are not incorporated by reference into this prospectus and you should not consider information contained on these web sites or accessed through these web sites to be a part of this prospectus.

Warehousing, Distribution and Logistics
      We own and operate a 187,000 square-foot distribution center and corporate headquarters in Smithfield, Rhode Island. The facility is configured to enhance supply chain operations, rapidly distribute products, improve customer service and decrease operational costs. In peak periods, we process over 33,000 shipments per week. We currently operate one eight hour shift, and believe that current capacity could be significantly increased without adding a second shift or expanding our current facility. We had consolidated all of the inventory that we acquired in connection with our October 1, 2004 acquisition of Magnivision into our Smithfield, Rhode Island facility by March 31, 2005. Shortly thereafter, we ceased operations at Magnivision’s Miramar, Florida facility.
      We receive sales and inventory data from retailers via electronic data interchange, or EDI. We then generate purchase orders using vendor managed inventory, or VMI, based on established inventory levels and fill rates. The orders are entered into our system and then routed to our distribution center. We then fill and ship the order to the customer from our distribution center. Upon shipment of the order, we generally provide an electronic invoice to the customer. Our system usually enables us to fulfill most orders within a 48-72 hour period, and has enabled us to achieve an average order fulfillment rate in 2006, through November 30, of approximately 97%.
      We manage product distribution in the United States through our Smithfield, Rhode Island facility and an independent third-party contract warehouse near Long Beach, California. We ship our products to our customers by contract carriers.
      Our international products are warehoused and distributed by (i) a facility we lease in Stoke-on-Trent, United Kingdom for our customers in the United Kingdom and Europe, (ii) a facility our joint venture partner, AAi/ Joske’s, owns in Mexico City, Mexico for our customers in Mexico and South America and (iii) our Smithfield, Rhode Island facility for our customers in Canada.
Customers
      Approximately 95% of our dollar sales are to 50 large retail customers with approximately 50,000 locations worldwide. In fiscal 2005, our five largest customers represented approximately 62% of our sales. Also in fiscal 2005, net sales to both Wal-Mart and CVS accounted for more than 10% of our net sales and sales to Wal-Mart accounted for more than 10% of our net sales in each segment in which we operate.
      Our core customer base spans a range of mass channels, and primarily consists of mass merchandisers, chain drug stores, chain grocery stores, specialty retailers, variety stores, ophthalmic retailers and mid-tier department stores. In fiscal 2005, mass merchandisers accounted for approximately 40% of our total net sales. Representative mass merchandiser customers include Wal-Mart, Target, Meijer, Fred Meyer and BJ’s Wholesale Club. These customers typically demand a high level of merchandising support and national distribution capability. In fiscal 2005, chain drug stores accounted for approximately 28% of our total net sales. Representative chain drug store customers include CVS, Walgreens, Rite Aid and Duane Reade. These stores tend to be smaller than mass merchandisers and attract a broader consumer base that is often less price sensitive and more convenience oriented than the mass merchandiser or variety store customer. In addition, chain drug stores tend to enter into contracts, as opposed to purchase orders that are prevalent in our other channels. We provide store support to our chain drug store customers through our field service organization. Chain grocery stores, specialty retailers, variety stores, ophthalmic retailers and mid-tier department stores each accounted for less than 10% of our total net sales in fiscal 2005. Other than Wal-Mart, which operates via a one-year purchase agreement, our relationships are generally based on multi-year sales and/or dollar volume agreements. Contracts with retailers are typically on a “primary supplier” basis, which provide us the right of first refusal to supply specialty or unique items. Some of these agreements may specify inventory and service levels, anticipated turnover rates, sales volumes and the amount of any fixed obligation due to the customer in connection with the establishment of the relationship. These agreements are generally terminable by the customer prior to expiration only for non-performance.

      We believe that relationships with our retail customers are dependent upon the efficient use of allocated floor space and the generation of profits by our customers. To this end, we strive to deliver competitively priced products and service programs that consistently provide retailers with attractive gross margins and inventory turnover rates. We have a history of customer retention from year to year, and customer loss has generally been attributable to consolidation in the various retail channels we serve.
International Operations
      Our international sales are principally generated in the United Kingdom, Canada and Mexico and accounted for approximately 23.1%, 22.2% and 15.5% of our net sales in fiscal 2003, 2004 and 2005, respectively. See Note 18, “Enterprise-Wide Disclosures,” to our consolidated financial statements for additional information relating to our international operations.
      We established our U.K. operations in 1998 through our acquisition of FosterGrant’s former U.K. distributor. We currently employ approximately 55 personnel in our office and distribution center in Stoke-on-Trent. We primarily sell sunglasses and non-prescription reading glasses products in the United Kingdom and Europe.
      We established our Canadian operations in 1995. We currently employ seven full-time and 69 part-time members of our field service organization to manage our Canadian sales, marketing and customer service functions, as well as three full-time sales personnel in our Toronto office. Warehousing and distribution functions for our Canadian operations are performed in Smithfield, Rhode Island. We primarily sell sunglasses, non-prescription reading glasses and costume jewelry products in Canada.
      We operate our Mexican operations through a joint venture established in 1996, AAi/Joske’s, of which we own 50%. AAi/Joske’s develops, sources and distributes customized Mexican collections of accessories utilizing our product development personnel and supplier relationships, as well as the distribution expertise of our joint venture partner, Joske’s, an established Mexican jewelry company with strong local retail relationships. AAi/Joske’s office and distribution center are located in Mexico City, where 27 dedicated employees and 55 employees shared with Joske’s manage the joint venture’s operations. We primarily sell sunglasses and costume jewelry products in Mexico.
      We also maintain a limited number of exporter relationships (primarily with distributors) in other countries. As we strengthen the core of our international operations, we plan to identify distributors and other potential business partners who maintain established relationships with retailers in our target channels that are capable of representing our brands in new markets.
Management Information Systems
      We maintain sufficient resources to ensure that our infrastructure supports our internal operations and execution of our business model, from design and development through distribution to our customers. At our Smithfield, Rhode Island facility, we have a ten person Information Technology team in place to manage our IT infrastructure and business application suites. We maintain a Movex Enterprise Resource Planning system for business planning, forecasting, inventory management and control, cost control and financial reporting. We also have systems in place to track our products upon receipt from our suppliers through shipment to our customers. Our system is fully integrated with our major customers’ EDI and VMI systems. We believe our management information systems provide us with a number of benefits, including enhanced order fulfillment, improved operational efficiency and increased management control and reporting.

Competition
      There is intense competition in each of the markets in which we compete. Generally, the bases of competition in our markets are brand recognition, fashion, service, merchandising, quality and price. We believe that our established relationships with large retail customers, brand recognition, efficient, low-cost sourcing strategy and ability to deliver stylish products to consumers at a competitive price are important factors in our ability to compete. Several of our competitors may enjoy substantial competitive advantages, including less outstanding indebtedness and greater financial resources that can be devoted to competitive activities, such as sales and marketing, product development and strategic acquisitions.
      In the sunglasses market, we compete against a variety of companies across multiple channels of trade. The major competitive factors include fashion trends, brand recognition and distribution channels. The majority of our sunglasses sales are in mass channels, where we primarily compete against companies such as StyleMark, Inc., Motive Eyewear, iZone Group and SelectaVision. In specialty retailers, where we sell our premium products, we compete with companies in various niches, including Oakley, Orange 21 and VonZipper.
      In the non-prescription reading glasses market, our primary competitors are Motive Eyewear, Forrester & Vos and Zoom Eyeworks. The majority of retail outlets for non-prescription reading glasses are mass channels. To establish and maintain product placement in these retail outlets, we compete primarily on retail support, point-of-sale performance, price and terms. Fashion is a differentiator in this market, and our ability to incorporate fashion into our Magnivision and FosterGrant product lines will be a key factor in retaining our market-leading position.
      The prescription frames market is intensely competitive, as frame styles are marketed under multiple brand names. To obtain space at an optical retailer, we compete against many companies, foreign and domestic, including Luxottica Group S.p.A., Safilo Group S.p.A., Signature Eyewear, Inc. and Motive Eyewear. Distributors also frequently carry many lines of eyewear, and we must compete with our competitors for attention from sales representatives. At major retail chains, we compete not only against other eyewear suppliers but often against private labels of the chains themselves. To best leverage our strengths in this market, we have introduced our prescription frames into optical centers within our existing large retail customers, such as Wal-Mart. We believe successful relationships with these retailers will establish our brands in the prescription frames market and give us the experience we need to expand into other retail channels.
      Our costume jewelry products are distributed to mass merchandisers. We primarily compete against other costume jewelry manufacturers, including FAF, K&M and Tanya Creations, for the ability to distribute our products under desirable branded and private label brands for large retail customers. The primary bases of competition are price and our ability to interpret fashion trends and retail support.
Intellectual Property
      Our intellectual property portfolio, including our product designs, trademarks and licenses, are of material importance to our business. We primarily protect our intellectual property rights through patent, trade secret, trade dress, trademark, copyright and unfair competition law, in addition to nondisclosure, confidentiality and other contractual restrictions. From time to time, we file litigation against those who, in our opinion, infringe upon these rights. While we cannot assure you that our efforts to protect our intellectual property rights are adequate or effective, we intend to assert our intellectual property rights against any infringer.
      Trademarks. As of October 31, 2006, our trademark portfolio consists of 82 U.S. trademark registrations and applications and over 150 foreign registered trademarks. We have registered the FosterGrant, Magnivision, Anarchy Eyewear, Angel Eyewear, Gargoyles and

Redi-Readers trademarks and have applications pending for the Anarchy, Angel and Hyperflexx trademarks for use on our products in the United States. We have common law rights in the Titanium mark in the U.S. by virtue of our use of the mark in U.S. commerce. We have also registered or applied for the registration of certain other marks used by us in conjunction with the sale and marketing of our products. Additionally, we have registered certain of our trademarks, including FosterGrant and Magnivision, in foreign countries where we do business.
      Patents. As of October 31, 2006, we had been issued seven U.S. utility patents and six U.S. design patents relating to eyewear. As of such date, we had also been issued two patents in foreign countries.

Licenses
      Ironman Triathlon. In April 1998, we entered into (and subsequently amended) an exclusive license agreement with World Triathlon Corporation to manufacture, market, distribute and sell sunglasses and eyewear accessories under the Ironman Triathlon brand in the United States, Canada, Mexico, Germany, the United Kingdom, Ireland and Brazil. We also have a right of first refusal to distribute and sell these products in all other countries. The license agreement terminates on December 31, 2011. The license agreement provides that we will guarantee certain minimum net sales requirements and make certain guaranteed minimum royalty payments. If, among other things, we fail to make a royalty payment, or fail to meet certain minimum net sales requirements, World Triathlon may terminate the license agreement prior to the expiration of the term. We have exceeded our minimum net sales requirements each year under the license agreement.
      Levi Strauss Signature. In December 2005, we entered into an exclusive license agreement with Levi Strauss & Co. to design, manufacture, market and sell prescription frames, non-prescription reading glasses and sunglasses under the Levi Strauss Signature brand in the United States. In 2006, we twice amended this agreement to allow us to (1) add Canada to the territory in which we can sell Levi Strauss Signature eyewear products and (2) remove our ability to sell products in the independent channel and lower our guaranteed minimum royalty if Wal-Mart ceases selling Levi Strauss Signature eyewear product. The license agreement terminates on December 31, 2008, but may be renewed by Levi Strauss in its sole discretion for an additional three-year term if a predetermined net sales amount is met in 2007 and we are in compliance with all terms and conditions under the agreement. Under the terms of the license agreement, we have agreed to make certain minimum royalty payments to Levi Strauss on a quarterly basis. If, among other things, we fail to make a royalty payment, or fail to achieve sufficient sales to generate earned royalties exceeding the guaranteed minimum royalty payment, Levi Strauss may terminate the license agreement prior to the expiration of the term.
      Body Glove. In June 2004, we entered into an exclusive license agreement with Body Glove International, LLC to design, manufacture, advertise, promote, distribute and sell prescription frames and sunglasses under the Body Glove brand in North America. The license agreement terminates on December 31, 2007. Subject to satisfying certain minimum net sales requirements, we may extend the term of the license agreement through December 31, 2010. We have exceeded our minimum net sales requirement each year under the license agreement.
      C9 by Champion. In July 2004, we entered into a non-exclusive license agreement with Champion Athleticwear to manufacture, market, sell and distribute Champion and C9 by Champion brand sunglasses in the United States. The license agreements terminated on June 30, 2006 and we have been in negotiations to extend this agreement since it expired. We have exceeded our minimum net sales requirement each year under the license agreements. If, among other things, we fail to make timely royalty payments more than once in any contract year, Champion may terminate the license agreements prior to the expiration of the term.

      Daytona International Speedway. In May 2006, we entered into an exclusive license agreement with International Speedway Corporation, as the authorized licensing agent of Daytona International Speedway, LLC, to manufacture, market and sell branded and driver co-branded eyewear under the Daytona International Speedway brand in North America, Puerto Rico and U.S. military bases abroad. The license agreement terminates on November 30, 2008. Under the terms of the license agreement, we have agreed to make certain minimum royalty payments to International Speedway Corporation on an quarterly basis. If, among other things, we fail to make a royalty payment, International Speedway Corporation may terminate the license agreement prior to the expiration of the term.
Governmental Regulation

General
      Our operations are subject to a variety of federal, state and local quality control standards and regulatory requirements relating to health and safety matters. In particular, we are subject to regulations promulgated by the Occupational Safety and Health Administration, pertaining to health and safety in the workplace and the regulation of corresponding state agencies. Our international businesses are subject to similar regulations in the countries where they operate, and are subject to various international trade agreements and regulations. We believe that we are in compliance in all material respects with all applicable governmental regulations.

Food and Drug Administration; State Regulations
      Our non-prescription reading glasses and sunglasses are considered to be medical devices by the United States Food and Drug Administration, or FDA. Accordingly, the manufacture and sale of these products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, as amended by the Medical Device Amendments of 1976 and certain subsequent amendments. Non-prescription sunglasses and magnifying reading glasses that are appropriately labeled are exempt from the “premarket notification process” that is applicable to medical devices that potentially pose greater risk to individuals than our products. However, non-prescription sunglasses and reading glasses must be fitted with impact resistant lenses and comply with other FDA requirements. They must also be manufactured from non-flammable finished materials, and must meet the flammable solid requirements and other requirements of federal law. As an establishment involved in the distribution of medical devices intended for marketing and commercial distribution in the United States, we are required to, and have registered with, the FDA. We are subject to inspection by the FDA for compliance with applicable laws and requirements, and may be subject to monetary and other more severe penalties if we are found to be non-compliant. In addition, we are subject to various state regulations that dictate which types of reading glasses may be sold with and without a prescription. For example, the FDA does not require a prescription for reading glasses, but some states have imposed magnification limits on non-prescription reading glasses. We are also subject to state labeling laws, which vary from state to state.

Imports and Import Restrictions
      Our products are manufactured overseas. As a result, our operations are, or may become, subject to various existing and proposed international trade agreements and regulations. While new or modified trade agreements may benefit our business by reducing or eliminating the duties and/or tariffs assessed on products manufactured in a particular country, they may also pose requirements that negatively affect our business, such as limiting the countries from which we can purchase our products and setting quantitative limits on products that may be imported from a particular country. We are also subject to other restrictions imposed by the United States and the countries in which our products are manufactured and sold. Modification and imposition of trade restrictions is based upon relationships between nations that we are unable to control, and we cannot predict the effect, if any, these events would have on our operations, especially in light of the concentration of our product sourcing in Asia.
Environmental Matters
      We are subject to various federal, state and local laws and regulations governing activities or operations that may have adverse environmental or health and safety effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties and costs. Compliance with environmental laws and regulations has not had a material impact on our operations, but there can be no assurance that future compliance with such laws and regulations will not materially adversely affect our operations in the future. While we believe that no environmental issues currently exist that would materially adversely affect our financial position, operations or results of operations, current environmental requirements may change or become more stringent, unforeseen environmental incidents may occur, or environmental conditions may be discovered on properties, formerly or currently owned or operated by us, any of which could materially adversely affect our financial position, operations or results of operations.
Properties
      Our leased and owned properties are listed in the table below. Our corporate headquarters is located on 32 acres in Smithfield, Rhode Island, and both the facility and the land are wholly owned by us. Originally constructed in 1976 and expanded by 125,000 square feet in 1998, this facility houses a 150,000 square foot warehouse and distribution center and 37,000 square feet of office space. We also maintain showrooms and sales offices domestically in Bentonville, Arkansas and New York, New York; and internationally in Toronto, Canada, Mexico City, Mexico and Stoke-on-Trent, United Kingdom. We believe our current space is adequate for our current operations and when necessary, suitable replacement or additional space will be available on commercially reasonable terms. Information regarding the location, use and approximate size of our corporate headquarters and facilities is set forth below:

		Square	Owned/
Location	Principally Used by	Footage	Leased

Smithfield, RI(1)	FGX	187,000	Owned
Bentonville, AR	FGX	1,950	Leased
Miramar, FL(2)	N/A	200,000	Leased
New York, NY	FGX	2,750	Leased
Toronto, Canada	Canadian Operations	3,100	Leased
Stoke-on-Trent, United Kingdom	European Operations	37,416	Leased
Mexico City, Mexico	Mexican Joint Venture	100,000	Leased
Shenzhen, China	Asian Operations	1,710	Leased

(1)	The Smithfield, Rhode Island facility listed in the table above is pledged as collateral under our credit facility.

(2)	The Miramar, Florida facility lease was assumed during our acquisition of Magnivision on October 1, 2004 and since then, we have consolidated its offices, distribution center and operations into our Smithfield, Rhode Island facility. On March 31, 2005, we ceased operations at the Miramar facility. The Miramar facility lease terminates in April 2011. We are currently negotiating subleases for the balance of the lease term. We have engaged a commercial real estate broker to assist in locating potential subtenants to sublease the rest of this facility.
Employees
      As of September 30, 2006, we employed 321 full-time employees and approximately 2,200 part-time employees worldwide. None of our employees are represented by a collective bargaining agreement. We consider our relationships with our employees to be good, and we have never experienced a work stoppage. Most of our part-time employees are members of our field service organization, providing re-stocking and support services for our customers. We also employ temporary employees on an as-needed basis in the Smithfield, Rhode Island facility to meet seasonal needs and fulfill orders, which currently operates one shift per day, five days per week.
Legal Proceedings
      In May 2005, Coda Gargoyles, LLC, filed a lawsuit in the Supreme Court of the State of New York, County of New York alleging that one of our subsidiaries, Quantum Optics, Inc., made insufficient efforts to market products and collect accounts receivable to produce sufficient revenue to trigger earn-out provisions under our December 2003 purchase agreement relating to the acquisition of our premium brands, Anarchy, Angel and Gargoyles. The plaintiff has claimed not less than $2.0 million in damages plus interest, attorney’s fees and costs. One of the counts of the plaintiff’s three-count complaint was a claim for breach of an implied duty of good faith and fair dealing, which was dismissed by the trial court on October 31, 2005. The two remaining counts are breach of contract and a demand for an accounting. No appeal has been taken of the dismissal of the first count of the complaint. No insurance is available and we are vigorously defending the suit.
      From time to time we are also a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We do not believe that we are subject to any proceedings that, individually or in the aggregate, would be expected to materially adversely affect our results of operations or financial condition.

MANAGEMENT
Executive Officers and Directors
      Set forth below are our executive officers, directors and one of our key employees and their ages and positions as of November 30, 2006.

Name	Age	Position

Alec Taylor	53	Chief Executive Officer and Director
Jack H. Flynn, Jr.	56	President
Brian J. Lagarto	40	Chief Financial Officer, Treasurer and Secretary
Steve Crellin	47	Executive Vice President, Magnivision
Gerald Kitchen	58	Vice President, Operations
Jared Bluestein	32	Director
Jennifer D. Stewart	34	Director
      Set forth below is a brief description of the business experience of our executive officers, directors and one of our key employees.
      Alec Taylor, Chief Executive Officer and Director— Mr. Taylor has served as our Chief Executive Officer since October 2005 and one of our directors since December 2005. Prior to that, Mr. Taylor was President and Chief Operating Officer of Chattem, Inc., a publicly traded manufacturer and marketer of health and beauty products, toiletries and dietary supplements from January 1998 to September 2005. Previously, Mr. Taylor was an attorney with Miller and Martin in Chattanooga, TN from 1978 to January 1998. Mr. Taylor is also a corporate director of Olan Mills Inc., a privately held portrait photography business, and Constar International Inc., a publicly traded manufacturer of plastic containers. Mr. Taylor received a Bachelor of Arts degree in Political Science from Furman University and his J.D. from Vanderbilt University School of Law.
      Jack H. Flynn, Jr., President— Mr. Flynn has served as our President since December 2004. Prior to that, Mr. Flynn was the Executive Vice President, Sales of AAi.FosterGrant, Inc. from 1998 to December 2004, President and CEO of the predecessor of AAi.FosterGrant, Inc. from 1985 to 1998, and Vice President of AAi.FosterGrant, Inc. (f/k/a Accessories Associates Inc.) from 1982 to 1985. From 1979 to 1982, Mr. Flynn was director of field service for K&M Associates and Vice President of Puccini Associates. Mr. Flynn sits on the board of the Sunglass Association of America Inc. Mr. Flynn is a graduate of Northeastern University with a Bachelor of Arts degree in Sociology.
      Brian J. Lagarto, Chief Financial Officer, Treasurer and Secretary— Mr. Lagarto has served as our Chief Financial Officer, Treasurer and Secretary since September 2004 and the Chief Financial Officer of our subsidiary, AAi.FosterGrant, Inc. since March 2001. Prior to that, Mr. Lagarto served as AAi.FosterGrant’s Corporate Controller from March 2000 to March 2001, Corporate Controller of Swarovski Consumer Goods, Ltd. from 1997 through 2000, and as Director of Finance for The Monet Group, Inc. from 1995 to 1997. Previously, Mr. Lagarto worked for Laventhol & Horwath CPA’s for approximately three years and Ernst & Young, LLP for approximately three years. Mr. Lagarto is a Certified Public Accountant, a member of the American Institute for Certified Public Accountants and a member of the Rhode Island Society of CPAs. Mr. Lagarto is a graduate of Bryant College with a Bachelor of Science degree in Business Administration with a concentration in Accounting.
      Steve Crellin, Executive Vice President, Magnivision— Mr. Crellin has served as our Executive Vice President since October 2004 and the Vice President, Sales of our subsidiary, Magnivision, Inc., since February 1998. Prior to that, Mr. Crellin was Magnivision’s National Sales Manager from May 1997 to February 1998 and Eastern Divisional Sales Manager from March 1996 to May 1997. Prior to joining Magnivision, Mr. Crellin was the National Sales Director of Accessories Associates, Inc. from February 1991 to March 1996, the Director of Field Sales of the FosterGrant Corporation from April 1986 to February 1991, and worked in various sales and account management positions with Plough Sales Corporation from 1979 to April 1986. Mr. Crellin sits on the advisory board of the National Association of Chain Drug Stores and on the board of the Sunglass Association of America, Inc. Mr. Crellin attended the University of Utah and Diablo Valley College.
      Gerald Kitchen, Vice President, Operations— Mr. Kitchen has served as our Vice President, Operations since September 2004 and the Vice President, Operations of our subsidiary, AAi.FosterGrant, Inc., since January 2004. Prior to that, Mr. Kitchen served as President of Blue Mountain Industries, Inc., a textile manufacturer, from January 2003 to December 2003, Vice President of Global Sourcing for Roam International Limited, a luggage importer, from April 2000 to December 2002, Vice President— Global Sourcing for Samsonite, a luggage and luggage accessory company, from 1996 to April 2000 and Vice President International Sourcing/ Manufacturing for American Tourister, a luggage and luggage accessory company, from 1980 to 1996. Mr. Kitchen has a Bachelor of Science degree and a Masters of Business Administration degree from the University of Massachusetts.
      Jared Bluestein, Director— Mr. Bluestein has served as our director since September 2004 and a director of AAi.FosterGrant, Inc. since April 2002. Mr. Bluestein has also served as the Chief Operating Officer of Berggruen Holdings since June 1996 and has been involved in the execution and oversight of over 40 direct investments in the United States and Europe. He plays a key role in Berggruen’s buyout activities, investment sourcing, portfolio oversight and firm administration. Mr. Bluestein also serves on the boards of directors of Bonded Services Inc., Desa International, Hoover Treated Wood Products and Apex Design Technology. Mr. Bluestein holds degrees in Finance and International Business from The Pennsylvania State University.
      Jennifer D. Stewart, Director— Ms. Stewart has served as our director since October 2006. Ms. Stewart has also served as a managing director of Berggruen Holdings since August 2005. Ms. Stewart also serves on the board of directors of The Mexmil Company, Lee Cooper and Apex Design Technology. Ms. Stewart holds a Bachelor of Science degree in Chemical Engineering from The Pennsylvania State University and a Masters of Business Administration from the Harvard Business School.
Board of Directors
      Our business and affairs are managed under the direction of our board of directors. The board is currently composed of three directors, none of whom is an independent director under the applicable Nasdaq Marketplace rules. Upon the consummation of this offering, we intend to have a seven member board of directors, four of whom will be independent under these rules.
Board Committees
      We plan to nominate three independent members to each of our audit committee, compensation committee and nominating and corporate governance committee prior to the consummation of this offering. All of our audit, compensation and nominating and corporate governance committee members will be independent as such term is defined under Nasdaq Marketplace Rule 4350. In addition, all of our audit committee members will meet the independence standards set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

Audit Committee
      Upon the consummation of this offering, we will have an audit committee that will have responsibility for, among other things, assisting our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our independent registered public accounting firm; and

•	any related person transactions.
      The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors will be approved in advance by our audit committee.
      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee
      We intend to establish a compensation committee upon the consummation of this offering with responsibility for, among other things:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our equity incentive compensation plans; and

•	reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans.

Nominating and Corporate Governance Committee
      We intend to establish a nominating and corporate governance committee upon the consummation of this offering with responsibility for, among other things:

•	identifying and recommending nominees for election to our board of directors;

•	developing and recommending to our board of directors our corporate governance principles; and

•	overseeing the evaluation of our board of directors and management.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers will serve as a member of the compensation committee, or other committee serving an equivalent function, and none of them has served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any other entity of which an executive officer is expected to serve as a member of our compensation committee.
Compensation Discussion and Analysis
      Prior to the consummation of this offering and since September 2003, we were controlled by our principal shareholder, Berggruen Holdings. Although our board of directors was responsible for the implementation and administration of all of our benefit and compensation plans and programs, including, without limitation, administering our equity and non-equity incentive plans and reviewing and approving, on an annual basis, all compensation decisions relating to elected officers, including those for our Chief Executive Officer and the other executive officers named in the Summary Compensation Table below, were subject to the approval of Berggruen Holdings. As soon as practicable after the consummation of this offering, the compensation committee of the board of directors shall be responsible for implementing and administering all aspects of our benefit and compensation plans and programs. All of the members of our compensation committee will be independent directors who are not currently members of our board.
      At the time of our acquisition by our principal shareholder, all of our executive officers had long-term employment agreements with our subsidiary, AAi.FosterGrant, Inc. The employment agreements between us and each of Mr. Flynn and Mr. Lagarto are based on their prior agreements with AAi.FosterGrant. The terms of Mr. Taylor’s and Mr. Crellin’s employment agreements were negotiated by our principal shareholder based on prevailing market conditions and available data on the compensation of executives in similar positions with comparable companies. Consequently, the base salary and equity compensation portions of those employment agreements were fixed and our board of directors has had no involvement with those aspects of the compensation of our senior executives. To the extent that our employment agreements contain qualitative standards for discretionary bonuses, our board of directors intends to take the following steps to ensure direct correlation between executive compensation and performance:

•	initiate a practice of reviewing the performance of all senior executives at every board meeting; and

•	establish annual reviews of compensation reports for the named executive officers.
      At each board meeting, our Chief Executive Officer evaluates the performance of all other senior executives, and our board evaluates the Chief Executive Officer’s performance, in each case based on quantitative performance criteria such as sales, profitability, new account activity and product shipments, and qualitative criteria such as business decisions, product and process suggestions and identification and development of business opportunities.
      For fiscal 2005 all bonuses awarded to executive officers were based on the satisfaction of specific, quantitative performance targets set forth in their employment agreements. In addition, one executive received an additional qualitative bonus based on his performance on a specific project. In the future, our compensation committee shall be responsible for establishing and implementing new qualitative performance standards for executives bonuses.
      Our board of directors believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that their compensation should assist us in attracting and retaining key executives critical to our success. Our compensation packages are designed to encourage executive officers to think and act like shareholders. We want our executive officers to take appropriate risks in order to generate returns for our shareholders and share in any adverse consequences if those risks cause poor performance or operating losses.
      As described in the discussion of their employment agreements, each executive officer’s compensation package is comprised of the following components:

•	Base Salary. Each employment agreement establishes a base salary for the first year of the agreement. The employment agreements of all of our senior executives, other than Mr. Taylor, contain provisions for minimum annual increases in base salary. The board of directors has the discretion to increase the base salaries of our senior executives in excess of the contractual minimums. Those increases will be based upon such factors as our performance, the performance of the senior executive and salaries of senior executives of comparable companies. The base salary is reviewed annually by the board of directors to ensure that the proper amount of compensation is being paid to such executive officer commensurate with his or her services performed for us.

•	Annual Cash Incentive Awards. Each executive officer is eligible to receive an annual cash bonus, in an amount equal to a certain percentage of his or her base salary, based upon our achievement of certain performance targets as set forth by the board of directors at the beginning of each fiscal year. These performance targets include, without limitation, EBITDA and revenue. Our board of directors believes that the use of these performance criteria adequately reflect both the quantitative performance of the executive officer and our company.

•	Equity Compensation. All of our executives have received equity compensation awards in the form of incentive stock options, which generally would not entitle us to any related tax deduction. However a majority of the incentive stock options that were issued to our executives exceeded the $100,000 per year dollar limitation (with respect to exercisability) set forth in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the incentive stock options issued in excess of this $100,000 per year limitation will be treated as non-qualified stock options for tax purposes. We will therefore be entitled to a tax deduction in the year in which the non-qualified stock option is exercised in an amount equal to the amount by which the fair market value of the shares underlying the non-qualified stock options on the date of exercise exceeds the option exercise price. As to vesting, the majority of those incentive stock options are time based. A portion of Mr. Taylor’s incentive options vest based on the occurrence of specific events related to this offering and the performance of our stock following this offering, thereby aligning Mr. Taylor’s interests with those of our future public shareholders.

•	Other Benefits. Our board of directors provides each executive officer with certain other benefits, including without limitation, automobile allowances and life insurance. The board has determined, based on publicly available information, that these benefits are typically provided to senior executives of similar consumer products companies.

      In general, our board of directors has set forth the following policies with respect to our compensation and benefit plans and programs:

•	Base salary should comprise approximately 50% of an executive officer’s cash compensation and incentive bonuses should comprise the remaining 50% of such compensation.

•	Cash (including salary and bonuses) and non-cash compensation should be allocated as follows: approximately two-thirds for cash compensation (short term compensation) and approximately one-third for non-cash compensation (composed of employee benefits and long-term compensation in the form of equity awards such as stock options). The long-term compensation element is designed to emphasize the performance measures our executive officers need to address in order to deliver shareholder value.

•	There should be a direct relationship between compensation and the achievement of our long-term goals and our management should be exposed to downside equity performance risk.

•	Prior to determining the compensation package, or a compensation award, to an executive officer, our board of directors takes into account the impact of the accounting and tax treatments of each particular compensation package or award, including the tax and accounting treatment of incentive stock options and non-qualified stock options.

Option Grant Policies
      Historically, all of our senior executives received stock options. As discussed below under “Equity Compensation Plans”, we will adopt a new incentive compensation plan prior to the consummation of this offering. That plan is designed to align management’s performance objectives with the interests of our shareholders. Awards under our 2007 Incentive Compensation Plan will be administered by our compensation committee. That committee will be authorized to select eligible persons to receive awards and determine the type, number and other terms and conditions of, and all other matters relating to awards. The committee will also establish the compensation goals and policies which will be used to determine eligibility for, and the amount of, any awards under the Plan.

Change of Control Payments
      Mr. Taylor’s employment agreement contains provisions providing for payments upon a change of control and the right to require us to repurchase any of our ordinary shares which he owns following his termination by us without cause or for good reason. Such provisions are common for chief executive officers of private companies owned by private equity firms.

Acceleration of Options
      On November 29, 2005, our board accelerated the vesting of certain options held by Mr. Lagarto and Mr. Flynn in order to allow them to exercise those options and have their ordinary shares redeemed by us in connection with our refinancing. Our board believed that it was appropriate to allow those individuals to participate in a monetization of their investment in us based on their contributions to our success.
Director Compensation
      In fiscal 2005, none of our directors received any compensation for service as a member of our board of directors or board committees.
      Upon consummation of this offering, directors who are also our employees will continue to receive no compensation for service as members of either the board of directors or board committees. However, we expect directors who are not our employees will:

•	be paid a base annual retainer of $25,000;

•	be paid a fee of $1,000 for attendance at each board meeting;

•	be paid a fee of $1,000 for attendance at each committee meeting; and

•	receive an annual grant of options to purchase 1,000 of our ordinary shares (after giving effect to the -for-1 division of all outstanding ordinary shares immediately prior to the consummation of this offering).
      In addition, we expect the chair of the audit committee will receive an additional annual retainer of $5,000, the chair of the compensation committee will receive an additional annual retainer of $3,000 and the chair of the nominating and corporate governance committee will receive an additional annual retainer of $2,000.
      We intend to reimburse promptly all non-employee directors for reasonable expenses incurred to attend meetings of our board of directors or committees. Other than as described above, we do not expect to provide any of our directors with any other compensation or perquisites.

Executive Compensation
      The following table sets forth the compensation paid or accrued during fiscal 2005 for our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers, our former Chief Executive Officer and a former executive officer. We refer to these officers collectively as our named executive officers.
Summary Compensation Table

					Non-Equity
				Option	Incentive Plan	All Other Annual
			Bonus	Awards	Compensation	Compensation
Name and Principal Position	Year	Salary($)	($)	($)(2)	($)(3)	($)(4)		Total($)

Alec Taylor (1)	2005	$77,885	—	$2,109,620	—	$11,973		$2,189,542
Chief Executive Officer
Brian J. Lagarto	2005	223,186	—	—	98,899	12,061		334,146
Chief Financial Officer, Treasurer and Secretary
Jack H. Flynn, Jr.	2005	366,885	—	—	189,984	12,061		568,930
President
Steve Crellin	2005	246,347	—	545,361	28,125	10,201		830,034
Executive Vice President, Magnivision
Former Executive Officers
John Ranelli (5)	2005	528,257	—	—	292,859	145,122	(6)	966,237
Former Chief Executive Officer
John R. Agre (7)	2005	244,683	—	—	82,391	40,234	(8)	367,308
Former Executive Vice President, International and Field Service

(1)	Mr. Taylor was hired to replace Mr. Ranelli as our Chief Executive Officer on October 19, 2005.

(2)	For information regarding the assumptions made in determining the aggregate grant date fair value of the option awards under the Black Scholes pricing model, see Note 2(k), “Employee Stock-Based Compensation,” to our consolidated financial statements.

(3)	The amounts shown in the column were paid pursuant to non-equity incentive plan compensation arrangements set forth in employment agreements with our named executive officers.

(4)	The amounts shown in this column include income with regard to automobile allowances, matching contributions made by us to the accounts of the named executive officers pursuant to our 401(k) Plan and with respect to Mr. Taylor, a $10,000 reimbursement for commuting expenses. Automobile allowances for Messrs. Taylor, Lagarto, Flynn, Crellin, Ranelli and Agre were $1,973, $11,400, $11,400, $7,454, $10,523 and $10,523, respectively. Each of the named executive officers, other than Mr. Taylor and Mr. Crellin, received matching contributions in the amount of $661. Mr. Crellin received a matching contribution in the amount of $2,747.

(5)	Mr. Ranelli resigned as our Chief Executive Officer on September 26, 2005.

(6)	This amount includes base salary and bonus amounts paid pursuant to his severance agreement in the amount of $89,785, but excludes payments made by us to Mr. Ranelli under a promissory note given to him in connection with our redemption of all of his equity interests in us pursuant to his severance agreement. See “—Severance Agreements— Severance Agreement with Mr. Ranelli.”

(7)	Mr. Agre resigned as our Executive Vice President, International and Field Service on November 25, 2005.

(8)	This amount includes base salary and bonus amounts paid pursuant to his severance agreement in the amount of $16,091 and accrued but unpaid vacation pay and paid time off in the amount of $8,329, but excludes payments made by us to Mr. Agre in connection with our redemption of all of his equity interests in us pursuant to his severance agreement. See “—Severance Agreements— Severance Agreement with Mr. Agre.”

Grants of Plan-Based Awards in Fiscal 2005
      The following table provides information regarding plan-based awards granted during fiscal 2005 to the named executive officers.
Grants of Plan-Based Awards in Fiscal 2005

						Estimated Future Payouts				All Other
						Under Equity Incentive				Option
						Plan Awards				Awards:
		Estimated Future Payouts Under								Number of		Exercise or
		Non-Equity Incentive Plan Awards								Securities		Base Price of
						Thres-				Underlying		Option
	Grant	Thres-	Target		Maxi-	hold	Target	Maximum		Options		Awards
Name	Date	hold($)	($)		mum($)	(#)	(#)	(#)		(#)		($/Sh)

Alec Taylor	12/15/05	—	$225,000	(1)	$—	—		1.319994	(2)	1.979991	(3)	$2,453,728	(4)
Brian J. Lagarto	—	—	—		—	—	—	—		—		—
Jack H. Flynn, Jr.	—	—	—		—	—	—	—		—		—
Steve Crellin	—	—	—		—	—		—		0.5838295	(5)	2,093,848	(4)
Former Executive Officers
John Ranelli (6)	—	—	—		—	—	—	—		—		—
John R. Agre (6)	—	—	—		—	—	—	—		—		—

(1)	Under the terms of his employment agreement, Mr. Taylor is eligible to receive each year (x) a cash bonus equal to 50% of his base salary, if we meet or exceed our annual performance targets for EBITDA, net income or other performance measures set by our board of directors and (y) an additional cash bonus to be determined by our board of directors in an amount up to 50% of his base salary, if we exceed our annual performance targets for EBITDA, net income or other performance measures set by our board of directors such as sales, profitability, new account activity and product shipments.

(2)	In addition to the 1.979991 time-based vesting options described in footnote (3) below, these options include 1.319994 event-based vesting options that vest as follows: (x) 0.659997 options will become exercisable following both (i) the completion of this offering and (ii) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.0 billion and (y) 0.659997 options will become exercisable following both (i) the completion of this offering and (ii) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.5 billion.

(3)	Consists of time-based vesting options that vest in three annual installments as follows: (x) 0.659997 of these options became exercisable on October 19, 2006; (y) 0.659997 will become exercisable on October 19, 2007 and (z) 0.659997 will become exercisable on October 19, 2008.

(4)	The exercise price of the option award is based on the fair market value of our ordinary shares on the date the award was granted, as determined in accordance with SFAS 123R.

(5)	On September 1, 2006, 0.2043405 of these time-based vesting options became exercisable. On September 1, 2007, 0.2043405 of these time-based vesting options will become exercisable and on September 1, 2008, 0.175149 of these time-based vesting options will become exercisable.

(6)	Mr. Ranelli resigned as our Chief Executive Officer on September 26, 2005; Mr. Agre resigned as our Executive Vice President, International and Field Service on November 25, 2005.
Discussion of Summary Compensation Table and Grants of Plan-Based Awards Table
      We are party to an employment agreement with each of our named executive officers who is presently employed by us. Each employment agreement sets forth the terms of that officer’s employment, including among other things, salary, bonus, non-equity incentive plan and other compensation, and its material terms are described below. We are also a party to a severance agreement with our former Chief Executive Officer and a severance agreement with a former Executive Vice President. Each severance agreement sets forth the terms of that officer’s severance arrangement and its material terms are described below.
      In fiscal 2005, we granted both time-based and event-based vesting incentive stock options to Mr. Taylor to purchase our ordinary shares and time-based vesting incentive stock options to Mr. Crellin to purchase our ordinary shares. The material terms of these grants are described below. In addition, our board of directors accelerated the vesting of all of the then outstanding event-based vesting options in order for certain members of management to participate in a dividend declared in December 2005. Except for this vesting acceleration, we did not otherwise re-price or materially modify any option or equity-based award in fiscal 2005. Except as set forth in the above table, we did not grant any other equity-based awards in fiscal 2005.

Taylor Employment Agreement and Option Agreements
      We are party to an employment agreement with Mr. Taylor, dated as of October 19, 2005, that provides that he will serve as our Chief Executive Officer for an initial term of three years. Following the initial term, the agreement will be automatically renewed for successive one year terms, subject to our right and Mr. Taylor’s right not to renew the agreement upon at least 90 days’ written notice prior to the expiration of the initial three year term or any one year term thereafter. Under the terms of the agreement, Mr. Taylor is entitled to receive a base salary of $450,000 per year, subject to annual review for increases by our board of directors in its sole discretion. Effective as of October 19, 2006, Mr. Taylor’s base salary was increased to $475,000. In addition to the base salary, Mr. Taylor is eligible to receive each year (x) a non-discretionary cash bonus equal to 50% of his base salary, if we meet or exceed our annual performance targets for EBITDA, net income or other performance measures set by our board of directors and (y) an additional discretionary cash bonus to be determined by our board of directors in an amount up to 50% of his base salary, if we exceed our annual performance targets for EBITDA, net income or other performance measures set by our board of directors. Under the agreement, Mr. Taylor is also entitled to an automobile allowance of $1,000 per month.
      For each fiscal year commencing after the consummation of this offering, any bonus that Mr. Taylor may be entitled to receive under his employment agreement will be payable pursuant to, and in accordance with the terms and conditions of, our 2007 Incentive Compensation Plan, which we refer to as our 2007 Plan. Section 162(m) of the Code generally prevents a public company from claiming a federal income tax deduction for compensation paid to its chief executive officer in excess of $1,000,000 if and to the extent the compensation for such officer in that year is not “performance based.” However, we expect to qualify under the performance-based exceptions to the $1,000,000 limitation contained in Section 162(m) of the Code and be entitled to deduct, for federal income tax purposes, the full amount of the bonuses without limitation because (i) the performance criteria used to determine his bonuses under his employment agreement are the same as those contained in our 2007 Plan and (ii) our 2007 plan will be approved by our shareholders prior to the consummation of this offering.
      In fiscal 2005, Mr. Taylor’s salary accounted for approximately 3.6% of his total compensation. Mr. Taylor was not eligible to receive non-equity incentive plan compensation with respect to fiscal 2005.
      In connection with our hiring of Mr. Taylor, we granted Mr. Taylor incentive stock options to purchase 3.299985 of our ordinary shares, consisting of 1.979991 time-based vesting options and 1.319994 event-based vesting options. Each option is exercisable at $2,453,728 per share and expires on December 15, 2015.

•	The 1.979991 time-based vesting options vest in three annual installments as follows: 0.659997 of these option became exercisable on October 19, 2006, 0.659997 will become exercisable on October 19, 2007 and 0.659997 will become exercisable on October 19, 2008. These options will become fully vested upon the effective date of a change in control if Mr. Taylor continues to be employed by us or if his employment is terminated by us without cause, or by Mr. Taylor with good reason, within six months before and in anticipation of a change in control (as defined below).

•	The 1.319994 event-based vesting options vest as follows:

•	0.659997 options will become exercisable following both (x) the completion of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.0 billion; and

•	0.659997 options will become exercisable following both (x) the completion of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.5 billion.
      If at any time prior to the consummation of this offering, we propose to issue for cash any ordinary shares to Berggruen Holdings and/or one or more of its affiliates, Mr. Taylor will have the right to purchase up to five percent of the number of ordinary shares proposed to be issued thereby at the same purchase price as is proposed to be paid by Berggruen Holdings.

Lagarto Employment Agreement
      We are party to an employment agreement with Mr. Lagarto, dated as of August 15, 2005, that provides that he will serve as our Chief Financial Officer until either party terminates the agreement. Under the terms of the agreement, Mr. Lagarto is entitled to receive a base salary of no less than $250,000 per year, subject to no less than a six percent increase on each anniversary date in 2006 and 2007 and no less than an annual cost of living adjustment on each anniversary date thereafter. In accordance with the agreement, Mr. Largarto’s base salary was increased to $265,000 on August 15, 2006. In addition to the base salary, Mr. Lagarto is eligible to receive non-equity incentive plan compensation of between 35% and 50% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors. Under the agreement, Mr. Lagarto is also entitled to an automobile allowance of no less than $950 per month and life insurance up to an aggregate benefit of $400,000.
      In fiscal 2005, Mr. Lagarto’s salary accounted for approximately 66.8% of his total compensation. Mr. Lagarto did not receive any bonus that we do not consider to be non-equity incentive plan compensation with respect to fiscal 2005.

Flynn Employment Agreement
      We are party to an employment agreement with Mr. Flynn, dated as of April 10, 2006, that provides that he will serve as our President until either party terminates the agreement. Under the terms of the agreement, Mr. Flynn is entitled to receive a base salary of no less than $370,000 per year, subject to no less than an annual cost of living adjustment on each anniversary date thereafter. In addition to the base salary, Mr. Flynn is eligible to receive non-equity incentive plan compensation of up to 50% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors. Under the agreement, Mr. Flynn is also entitled to an automobile allowance of no less than $950 per month and life insurance up to an aggregate benefit of $400,000.
      In fiscal 2005, Mr. Flynn’s salary accounted for approximately 64.5% of his total compensation. Mr. Flynn did not receive any bonus that we do not consider to be non-equity incentive plan compensation with respect to fiscal 2005.

Crellin Employment Agreement and Option Agreement
      We are party to an employment agreement with Mr. Crellin, dated as of September 1, 2005, that provides that he will serve as our Executive Vice President for an initial term of three years. Following the initial term, the agreement will be automatically renewed for successive one year terms, subject to our right and Mr. Crellin’s right not to renew the agreement upon at least 30 days’ written notice prior to the expiration of the initial three year term or any one year term thereafter. Under the terms of the agreement, Mr. Crellin is entitled to receive a base salary of no less than $300,000 per year, subject to no less than a six percent increase on each anniversary date in 2006 and 2007. In accordance with the agreement, Mr. Crellin’s base salary was increased to $318,000 on September 1, 2006. In addition to the base salary, Mr. Crellin is eligible to receive non-equity incentive plan compensation of between 10% and 50% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors.
      In fiscal 2005, Mr. Crellin’s salary accounted for approximately 29.7% of his total compensation. Mr. Crellin did not receive any bonus that we do not consider to be non-equity incentive plan compensation with respect to fiscal 2005.
      We granted Mr. Crellin time-based vesting incentive stock options to purchase 0.58383 of our ordinary shares. Each option is exercisable at $2,093,848 per share and expires on December 15, 2015. These time-based vesting options vest in three annual installments as follows: 0.2043405 of these options became exercisable on September 1, 2006, 0.2043405 of these options will become exercisable on September 1, 2007 and 0.175149 will become exercisable on September 1, 2008. These options will become fully vested upon the effective date of a change in control if Mr. Crellin continues to be employed by us or if his employment is terminated by us without cause within six months before and in anticipation of a change in control.
Severance Agreements

Ranelli Severance Agreement
      We have entered into a severance, release and interim employment agreement with John Ranelli, our former Chief Executive Officer. Pursuant to the agreement, Mr. Ranelli agreed to serve as a non-executive employee of ours, and provide us with transition services during our search for a new Chief Executive Officer, for a base salary of $47,833 per month. Mr. Ranelli’s interim employment terminated on October 28, 2005. The agreement also provides that Mr. Ranelli is entitled to (i) a base salary severance amount equaling $1,167,200 payable in 24 equal monthly installments and (ii) a bonus payment severance amount of $574,000 payable in 24 equal monthly installments. We have also agreed to continue to provide Mr. Ranelli with the same health and welfare benefits that we previously provided to him under the terms of his employment with us until the earlier of September 26, 2007 or the time upon which Mr. Ranelli obtains comparable benefits from another source. We also agreed to transfer and assign to Mr. Ranelli certain life insurance policies with cash surrender values in the aggregate amount of $180,000, which policies were held at the time in our non-qualified 401(k) excess plan and in our SERP Plan. Additionally, Mr. Ranelli agreed to (i) exercise his options to purchase 0.7750925 of our ordinary shares that had vested on the effective date of the agreement for $71,309, (ii) convert 0.92416 shares of common stock of our indirect subsidiary, AAi.FosterGrant, Inc. into 0.92416 of our ordinary shares and (iii) terminate all other outstanding options and rights to purchase or obtain our ordinary shares. Immediately following such exercise and conversion, we redeemed all such option and conversion shares for $2,349,637 by delivering a 24-month promissory note bearing interest at a rate of 5% per annum. Mr. Ranelli also agreed to irrevocably release and forever discharge us from and against any and all claims, obligations, debts, liabilities, demands or causes of action and entered into a related covenant not to sue us.

Agre Severance Agreement
      We have entered into a severance and release agreement with John Agre, our former Executive Vice President, international and field service. Pursuant to the agreement, Mr. Agre is entitled to (i) a base salary severance amount of $278,907 payable in 52 equal weekly payments and (ii) a bonus payment severance amount equaling $80,253 payable in 52 equal weekly payments. We have also agreed to continue to pay a lump sum $8,329 representing accrued but unpaid vacation pay and paid time off and provide Mr. Agre with the same health and welfare benefits that we previously provided to him under the terms of his employment with us until the earlier of November 25, 2006 or the time upon which Mr. Agre obtains comparable benefits from another source. Additionally, Mr. Agre agreed to (i) irrevocably waive his right to exercise his options to purchase 0.3217795 of our ordinary shares that had vested on the effective date of the Agreement which were exercisable for $29,604, (ii) convert 0.07296 shares of common stock of our indirect subsidiary, AAi.FosterGrant, Inc. into 0.07296 of our ordinary shares and (iii) terminate all other outstanding options and rights to purchase or obtain our ordinary shares. Immediately following such conversion, we redeemed all such conversion shares for $87,813 in a lump sum cash payment. Mr. Agre also agreed to irrevocably release and forever discharge us from and against any and all claims, obligations, debts, liabilities, demands or causes of action and entered into a related covenant not to sue us.
Outstanding Equity Awards at End of Fiscal 2005
      The following table provides information about the number of outstanding equity awards held by our named executive officers at December 31, 2005.
Outstanding Equity Awards at December 31, 2005

				Equity
				Incentive Plan
	Number of			Awards:
	Securities	Number of		Number of
	Underlying	Securities		Securities
	Unexercised	Underlying		Underlying
	Options	Unexercised		Unexercised		Option	Option
	(#)	Options (#)		Unearned		Exercise	Expiration
Name	Exercisable	Unexercisable		Options (#)		Price($)	Date

Alec Taylor	—	1.979991	(1)	1.319994	(2)	$2,453,728	12/15/15
Brian J. Lagarto	—	0.1379055		—		92,000	9/29/14
Jack H. Flynn, Jr.	—	0.1469655		—		92,000	9/29/14
Steve Crellin	—	0.2181010	(3)	—		1,490,135	10/02/14
	—	0.5838295	(4)	—		2,093,848	12/15/15
Former Executive Officers
John Ranelli (5)	—	—		—		—	—
John R. Agre (5)	—	—		—		—	—

(1)	Of these options, (i) 0.659997 are time-based options that vested on October 19, 2006, (ii) 0.659997 are time-based options that will vest on October 19, 2007 and (iii) 0.659997 are time based options that will vest on October 19, 2008.

(2)	Of these options, (i) 0.659997 are event-based options that will become exercisable following both (x) the completion of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.0 billion and (ii) 0.659997 are event-based options that will become exercisable following both (x) the completion of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.5 billion.

(3)	These options will become exercisable on October 1, 2007.

(4)	These options will become exercisable in two installments of 0.2043405 and 0.175149 on September 1, 2007 and September 1, 2008, respectively.

(5)	Mr. Ranelli resigned as our Chief Executive Officer on September 26, 2005; Mr. Agre resigned as our Executive Vice President, International and Field Service on November 25, 2005.
Option Exercises in Fiscal 2005
      The following table provides information about the number of shares issued upon option exercises, and the value realized on exercise, by our named executive officers during fiscal 2005.
Option Exercises in Fiscal 2005

	Option Awards

	Number of
	Shares Acquired
	on Exercise	Value Realized on
Name	(#)	Exercise($)

Alec Taylor	—	—
Brian J. Lagarto (1)	0.7814645	1,444,786
Jack H. Flynn, Jr. (1)	0.8328045	1,539,704
Steve Crellin	0.1174390	52,928
Former Executive Officers
John Ranelli (2)	0.7750925	1,000,448
John R. Agre (3)	—	—

(1)	On November 29, 2005, our board accelerated the vesting to the date thereof of 0.459685 and 0.489885 options held by Mr. Lagarto and Mr. Flynn, respectively, that were to vest upon a change in our control. Each of Mr. Lagarto and Mr. Flynn immediately exercised these options.

(2)	Mr. Ranelli resigned as our Chief Executive Officer on September 26, 2005. Immediately prior to Mr. Ranelli’s resignation, he exercised options to purchase 0.7750925 ordinary shares that had vested but were unexercised. Upon the exercise of such options, we redeemed the ordinary shares.

(3)	Mr. Agre resigned as our Executive Vice President on November 25, 2005. Immediately prior to his resignation, he agreed to cancel options to purchase 0.3217795 ordinary shares that had vested but were unexercised.
IPO Grants
      Upon consummation of this offering, we intend to grant options to purchase                      ordinary shares at the offering price to approximately 25 non-executive members of management under our 2007 Incentive Compensation Plan, which is described below. The options will have a term of ten years, will have a per share exercise price equal to the initial public offering price of our ordinary shares and will vest in equal annual installments over the three-year period following the consummation of this offering, subject to the executive’s continued employment with us. The options will be subject to the other terms and conditions of our 2007 Incentive Compensation Plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Equity Compensation Plans

2004 Key Executive Stock Option Plan
      In September 2004, we adopted, and in December 2005 we amended and restated, the 2004 Key Executive Stock Option Plan, or KESOP. The following is a summary of certain principal features of the KESOP. This summary is qualified in its entirety by reference to the complete text of the KESOP, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

      Shares Subject to Stock Option Plan. An aggregate of 6.8935875 ordinary shares were available for issuance under the KESOP (including options to purchase ordinary shares that terminated and were again available for issuance). As of December 31, 2005, no shares remained available for issuance under the KESOP.
      Administration. Our board of directors serves as administrator of the KESOP. The administrator has the authority to construe and interpret the terms of the KESOP and make all determinations required or provided for under the KESOP.
      Eligibility. Our board of directors has determined in its discretion from time to time the senior executives of our company entitled to receive options granted under the KESOP and the number of such options.
      Terms and Conditions of Purchase. All options granted pursuant to the KESOP are evidenced by a written agreement. Our board of directors has fixed the purchase price of each of our ordinary shares subject to an option provided the purchase price is not less than 100% of the fair market value of a share. Each option terminates ten years from the date such option was granted or on such earlier date as may be fixed by our board of directors. Our board of directors has determined the vesting schedule of each option, which has been provided in each option agreement.

2007 Incentive Compensation Plan
      We will adopt the FGX International Holdings Limited Incentive Compensation Plan, which we refer to as the 2007 Plan. The 2007 Plan will be effective upon the date on which the Plan is approved by our board of directors, which will occur prior to the consummation of this offering. The purpose of the 2007 Plan is to assist us and our subsidiaries and other designated affiliates, which we refer to as “related entities”, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors consultants and other persons who provide services to us or our related entities, by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value. The following is a summary of certain principal features of the 2007 Plan. This summary is qualified in its entirety by reference to the complete text of the 2007 Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.
      Shares Available for Awards; Annual Per-Person Limitations. Under the 2007 Plan, the total number of our ordinary shares that may be subject to the granting of awards under the 2007 Plan (“Awards”) at any time during the term of the Plan will be equal to                      shares. The foregoing limit will be increased by the number of ordinary shares with respect to which Awards previously granted under the 2007 Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an Award to pay the exercise price or any tax withholding requirements. Awards issued in substitution for awards previously granted by a company acquired by us or one of our related entities, or with which we or any of our related entities combine, do not reduce the limit on grants of Awards under the 2007 Plan.
      Upon consummation of this offering, we intend to grant options to purchase                      ordinary shares at the offering price to approximately 25 members of management under the 2007 Plan. See “—IPO Grants.”
      The 2007 Plan imposes individual limitations on the amount of certain Awards in part to comply with Section 162(m) of the Code. Under these limitations, during any 12-month period, no participant may be granted options, share appreciation rights, restricted shares,

deferred shares, performance shares and other share based-awards with respect to more than                      ordinary shares, subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units with respect to any 12-month performance period is $1,000,000 (pro-rated for any performance period that is less than 12 months based upon the ratio of the number of days in the performance period as compared to 365), and with respect to any performance period that is more than 12 months, $2,000,000 multiplied by the number of full years in the performance period. The maximum aggregate number of ordinary shares that may be issued under the 2007 Plan as a result of the exercise of incentive stock options will be                     ordinary shares.
      Our compensation committee is authorized to adjust the limitations described in the two preceding paragraphs and is authorized to adjust outstanding Awards (including adjustments to exercise prices of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, ordinary shares or other property), recapitalization, forward or reverse split (being a division or combination of shares under BVI law), reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects our shares so that an adjustment is appropriate. The compensation committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.
      Eligibility. The persons eligible to receive Awards under the 2007 Plan are the officers, directors, employees, consultants and other persons who provide services to us or any of our related entities. An employee on leave of absence may still be considered an employee of ours or a related entity of ours for purposes of eligibility for participation in the 2007 Plan.
      Administration. The 2007 Plan is to be administered by the compensation committee, provided, however, that except as otherwise expressly provided in the Plan, under certain circumstances the board may exercise any power or authority granted to the compensation committee under the 2007 Plan. Subject to the terms of the 2007 Plan, the compensation committee is authorized to select eligible persons to receive Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each Participant), and the rules and regulations for the administration of the Plan, construe and interpret the Plan and Award agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the compensation committee may deem necessary or advisable for the administration of the 2007 Plan.
      Share Options and Share Appreciation Rights. The compensation committee is authorized to grant share options, including both incentive share options (“ISOs”), which can result in potentially favorable tax treatment to the participant, and non-qualified share options, and share appreciation rights entitling the participant to receive the amount by which the fair market value of an ordinary share on the date of exercise exceeds the grant price of the share appreciation right. The exercise price per share subject to an option and the grant price of a share appreciation right are determined by the compensation committee, but in the case of an ISO must not be less than the fair market value of a ordinary shares on the date of grant. For purposes of the 2007 Plan, the term “fair market value” means the fair market value of our ordinary shares, Awards or other property as determined by the compensation committee or under procedures established by the compensation committee. Unless otherwise determined by the compensation committee, the fair market value of an ordinary share as of any given date will be the closing sales price per ordinary share as reported on the principal stock exchange or market on which the ordinary shares are traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or share appreciation right, the times at which each option or share appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or share appreciation rights at or following termination of employment generally are fixed by the compensation committee, except that no option or share appreciation right may have a term exceeding ten years. Methods of exercise and settlement and other terms of the share appreciation right are determined by the compensation committee. The compensation committee, thus, may permit the exercise price of options awarded under the 2007 Plan to be paid in cash, shares, other Awards or other property (including loans to participants). Options may be exercised by payment of the exercise price in cash, ordinary shares, outstanding Awards or other property having a fair market value equal to the exercise price, as the compensation committee may determine from time to time.
      Restricted and Deferred Shares. The compensation committee is authorized to grant restricted shares and deferred shares. Restricted shares are a grant of ordinary shares which may not be sold or disposed of, and which will be subject to such risks of forfeiture and other restrictions as the compensation committee may impose. A participant granted restricted shares generally has all of the rights of a shareholder of ours, unless otherwise determined by the compensation committee. An Award of deferred shares confers upon a participant the right to receive ordinary shares at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the compensation committee may impose. Prior to settlement, an Award of deferred shares carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.
      Dividend Equivalents. The compensation committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, ordinary shares, other Awards or other property equal in value to dividends paid on a specific number of ordinary shares or other periodic payments. Dividend equivalents may be granted alone or in connection with another Award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional ordinary shares, Awards or otherwise as specified by the compensation committee.
      Bonus Shares and Awards in Lieu of Cash Obligations. The compensation committee is authorized to grant ordinary shares as a bonus free of restrictions, or to grant ordinary shares or other Awards in lieu of our obligations to pay cash under the 2007 Plan or other plans or compensatory arrangements, subject to such terms as the compensation committee may specify.
      Other Share-Based Awards. The compensation committee or the board of directors is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to ordinary shares. The compensation committee determines the terms and conditions of such Awards.
      Performance Awards. The compensation committee is authorized to grant performance awards to participants on terms and conditions it establishes. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the compensation committee upon the grant of the performance award; provided however, that a performance period cannot be shorter than 12 months or longer than five years. Performance awards may be valued by reference to a designated number of ordinary shares (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance Awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the compensation committee. Performance awards granted to persons whom the compensation committee expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the compensation committee, be subject to provisions that should qualify such Awards as “performance-based compensation” not subject to the limitation on tax deductibility by us under Section 162(m) of the Code. For purposes of Section 162(m), the term “covered employee” means our chief executive officer and each other person whose compensation will be required to be disclosed in our filings with the SEC by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) of the Code is to be exercised by the compensation committee and not the board.
      If and to the extent that the compensation committee determines that these provisions of the 2007 Plan are to be applicable to any Award, one or more of the following business criteria for us, on a consolidated basis, and/or for related entities, or for business or geographical units of ours and/or one of our related entities (except with respect to the total shareholder return and earnings per share criteria), will be used by the compensation committee in establishing performance goals for awards under the 2007 Plan:

•	earnings per share;

•	revenues or margins;

•	cash flow;

•	operating margin;

•	return on assets, net assets, investment, capital, operating revenue or equity;

•	economic value added;

•	direct contribution;

•	income; net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; net operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any of our ongoing bonus plans;

•	working capital or working capital management, including inventory turnover and days sales outstanding;

•	management of fixed costs or variable costs;

•	identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures;

•	total shareholder return;

•	debt reduction;

•	market share;

•	entry into new markets, either geographically or by business unit;

•	customer retention and satisfaction;

•	strategic plan development and implementation, including turnaround plans; and

•	share price.
      Any of the above goals may be determined on an absolute or relative basis (e.g. growth in earnings per share) or as compared to the performance of a published or special index deemed applicable by the compensation committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to us. The compensation committee may exclude the impact of an event or occurrence which the compensation committee determines should appropriately be excluded, including without limitation

•	restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges,

•	an event either not directly related to our operations or not within the reasonable control of our management or

•	a change in accounting standards required by generally accepted accounting principles.
      The compensation committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential Award.
      Other Terms of Awards. Awards may be settled in the form of cash, ordinary shares, other Awards or other property, in the discretion of the compensation committee. The compensation committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the compensation committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The compensation committee is authorized to place cash, ordinary shares or other property in trusts or make other arrangements to provide for payment of our obligations under the 2007 Plan. The compensation committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any ordinary shares or other property to be distributed will be withheld (or previously acquired ordinary shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2007 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the compensation committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 promulgated under the Exchange Act.
      Awards under the 2007 Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The compensation committee may, however, grant Awards in exchange for other Awards under the 2007 Plan, awards under our other plans, or other rights to payment from us, and may grant Awards in addition to and in tandem with such other Awards, rights or other awards.
      Acceleration of Vesting; Change in Control. The compensation committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and if so provided in the Award agreement or otherwise determined by the compensation committee, vesting will occur automatically in the case of a “change in control” of us, as defined in the 2007 Plan (including the cash settlement of share appreciation rights which may be exercisable in the event of a change in control). In addition, the compensation committee may provide in an Award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.” For purposes of the 2007

Plan, unless otherwise specified in an Award agreement, a change in control means the occurrence of any of the following:

•	The acquisition by any person (as that term is used in the Exchange Act) of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either:

•	our then outstanding ordinary shares (the “Outstanding Company Shares”); or

•	the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”);

However, that the following acquisitions will not constitute or result in a change of control:

•	any acquisition directly from us;

•	any acquisition by us;

•	any acquisition by any Person that as of the Effective Date has Beneficial Ownership of a Controlling Interest;

•	any acquisition by any employee benefit plan (or related trust) sponsored or maintained by us or any our subsidiaries; or

•	any acquisition by any corporation pursuant to a transaction which complies with the acquisitions described in the foregoing bullets; or

•	During any period of two consecutive years (not including any period prior to the consummation of this offering) individuals who constitute our board of directors immediately prior to this offering (the “Incumbent Board”) cease for any reason to constitute at least a majority of the board of directors; provided, however, that any individual becoming a director subsequent to the consummation of this offering whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than our board of directors; or

•	Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving us or any of our subsidiaries, a sale or other disposition of all or substantially all of our assets, or the acquisition of assets or stock of another entity by us or any of our subsidiaries (each a “Business Combination”), in each case, unless, following such Business Combination:

•	all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding ordinary shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns us or all or substantially all of our assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be,

•	no person (excluding any employee benefit plan (or related trust) of ours or such corporation resulting from such Business Combination or any person that as of the consummation of this offering owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, 50% or more of the then outstanding ordinary shares of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination; and

•	at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or Approval by our shareholders of a complete liquidation or dissolution of us.

      Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate the 2007 Plan or the compensation committee’s authority to grant Awards without further shareholder approval, except that shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any share exchange or quotation system on which our ordinary shares are then listed or quoted. Thus, shareholder approval may not necessarily be required for every amendment to the 2007 Plan which might increase the cost of the 2007 Plan or alter the eligibility of persons to receive Awards. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our board of directors may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our board of directors, the 2007 Plan will terminate at the earliest of (a) such time as no ordinary shares remain available for issuance under the 2007 Plan, (b) termination of the 2007 Plan by our board of directors or (c) the tenth anniversary of the effective date of the Plan. Awards outstanding upon expiration of the 2007 Plan will remain in effect until they have been exercised or terminated, or have expired.
Potential Payments Upon Termination or Change in Control

Alec Taylor
      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Taylor, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Taylor without good reason (as defined in the employment agreement), or due to the death or permanent and total disability (as defined in Section 22(e)(3) of the Internal Revenue Code) of Mr. Taylor, Mr. Taylor will be entitled to receive his then current base salary earned through the date of termination and any accrued but unpaid automobile allowance to which he is entitled to under the employment agreement. There are no additional payments or benefits that would be provided to Mr. Taylor in any of these circumstances.
      In the event of termination by us for cause, all of Mr. Taylor’s unexercised time-based and event-based vesting options to purchase our ordinary shares will terminate immediately. In the event of termination by Mr. Taylor without good reason, he will have 30 days to exercise all of his vested but unexercised time-based and event-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.

      In the event of Mr. Taylor’s death while serving as an employee of ours, any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of his death will be exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, will be accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.
      In the event of Mr. Taylor’s permanent and total disability while serving as an employee of ours, any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of termination will be exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.
      Termination Without Cause or for Good Reason. Under the terms of the employment agreement with Mr. Taylor, if his employment is terminated by us without cause or by Mr. Taylor for good reason, Mr. Taylor will be entitled to receive a severance package for an 18-month period which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary;

•	a monthly payment equal to one-twelfth of the greater of (x) his previous year’s non-equity incentive plan compensation or (y) the base amount of his current year’s non-equity incentive compensation (assuming that we have realized our annual performance targets for EBITDA, net income or other performance measures set by our board of directors through seven months of that calendar year); and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).
      Any severance payments made under Mr. Taylor’s employment agreement will be reduced by the amount of income otherwise earned by him during the severance period following termination, other than income earned by Mr. Taylor on account of service on the board of directors of one or more companies.
      We also have the right to repurchase, and Mr. Taylor has the right to cause us to repurchase, any of our ordinary shares acquired by Mr. Taylor upon the exercise of his options (whether such options are exercised on or after the date of termination) at a purchase price equal to the fair market value of such ordinary shares. The purchase price is payable, at our option, in cash or by delivery of a 24-month promissory note bearing interest at five percent (5%) per annum.
      In the event of termination by us without cause (but not in the event of termination by Mr. Taylor for good reason), any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of his termination will be exercisable by him for a period of time not to exceed 30 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of his termination, but would have vested on or prior to December 31 of the year in which his termination occurs, will be accelerated and become immediately exercisable by him for a period of time not to exceed 30 days after the date of his termination. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.
      In the event of termination by Mr. Taylor with good reason, he will have 30 days to exercise all of his vested but unexercised time-based and event-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.
      Any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of termination will be exercisable for 30 days after the date of termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for 30 days after the date of such termination. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.
      Termination in Connection with, or Anticipation of, a Change in Control. Under the terms of the employment agreement with Mr. Taylor, if his employment is terminated by us without cause or by Mr. Taylor for good reason within six months before and in anticipation of a change in control, or 12 months after, Mr. Taylor will be entitled to receive a change in control payment from us equal to the sum of his then current base salary and his annual target non-equity incentive compensation amount (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year) under our executive incentive compensation plan for the year of termination. The change in control payment will be paid to Mr. Taylor within 15 days after: (i) the change in control if his employment was terminated within six months before the change in control; or (ii) the termination of his employment by us if his employment terminates within 12 months after the change in control.
      Mr. Taylor will also be entitled to continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment until the earlier of one year or the time upon which Mr. Taylor obtains comparable benefits from another source. In addition, all options held by Mr. Taylor will vest and become immediately exercisable. If Mr. Taylor is entitled to a change in control payment, he will not have any rights to receive any severance payments or benefits pursuant to the employment agreement. If his employment by us terminates within six months prior to the change in control and he received severance payments pursuant to the employment agreement, any amounts so paid by us to him will be deducted from any change in control payment otherwise payable to him pursuant to the employment agreement.
      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control (as defined below) occurs while Mr. Taylor is employed by us, all of Mr. Taylor’s time-based vesting options will vest immediately. Any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of termination will be exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the event-based vesting options, if any, will terminate immediately. Mr. Taylor had 1.979991 unvested time based vesting options at December 31, 2005 that had exercise prices greater than the market value. As a result, no value would have been realized upon exercise.
      If a change in control occurs within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Taylor’s options that terminated as result of his termination of employment will be reinstated and become fully vested and exercisable. This reinstatement right will terminate upon consummation of this offering.
      A “change in control” will be deemed to have occurred if:

•	a “takeover transaction,” which includes any of the following, occurs; or

•	a merger or consolidation of us with, or an acquisition of all or substantially all of our assets by, any other corporation, other than a merger, consolidation or acquisition in which the individuals who were members of our board immediately prior to that transaction continue to constitute a majority of the board of the surviving corporation (or, in the case of an acquisition involving a holding company, constitute a majority of the board of directors of the holding company) for a period of not less than 12 months following the closing of such transaction; or

•	when any person or group (as defined in Rule 13d-3 under the Exchange Act) becomes after the date hereof the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of securities of ours representing more than fifty percent (50%) of the total number of votes that may be cast for the election of the board, excluding:

•	any person that is excluded from the definition of beneficial owner under Rule 16(a)-1(a)(1) under the Exchange Act; and

•	any person (including any such group) that consists of or is controlled by (within the meaning of the definition of “affiliate” in Rule 144 under the Securities Act of 1933, as amended) any person that is a shareholder of ours on the date hereof or any affiliate of such person; and

•	any election of our board takes place and a majority of the directors in office following that election are individuals who were not nominated by a vote of two-thirds of the members of the board immediately preceding such election; or

•	we effectuate a complete liquidation of our assets or a sale or disposition of all or substantially all of our assets.
      Potential Payments Upon Termination. Assuming that Mr. Taylor’s employment was terminated by us without cause, or by Mr. Taylor with good reason, on the last business day of fiscal 2005, and assuming further that he received a base salary of $450,000, that his non-equity incentive plan compensation the previous year was equal to 50% of his base salary and that such amount would be higher than the current year’s non-equity incentive compensation, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination, Mr. Taylor would be entitled to:

•	a base salary severance amount equaling $675,000 payable in 18 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $337,500 payable in 18 equal monthly installments; and

•	continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 18 months, such benefits having an aggregate value of approximately $32,000.

      Mr. Taylor does not own any of our ordinary shares on the date hereof and therefore would not receive any payment from us in connection with the repurchase of his ordinary shares. In addition, Mr. Taylor did not have any vested time-based options on the date hereof.
      If Mr. Taylor is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Taylor during the six-month period. Instead, the payment will be made to Mr. Taylor at the earlier of the six-month anniversary of the termination date, or Mr. Taylor’s death or disability (as defined in the employment agreement). Other than as set forth above, Mr. Taylor is not entitled to any payments following, or in connection with, a change in control or a change in his responsibilities.
      In addition, Mr. Taylor’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Taylor’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Taylor would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.
      Non-Solicitation; Non-Competition; Non-Disparagement; Release. Mr. Taylor has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 18 months after the termination of his employment. In addition, Mr. Taylor is subject to a non-solicitation provision for 18 months after termination of his employment, as well as a non-disparagement provision and a confidentiality provision. Mr. Taylor is required to execute a release prior to receiving severance payments.

Brian Lagarto
      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Lagarto, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Lagarto without good reason (as defined in the employment agreement), or due to the death or disability (as defined in the employment agreement) of Mr. Lagarto, Mr. Lagarto will be entitled to receive his then current base salary earned through the date of termination. There are no additional payments or benefits that would be provided to Mr. Lagarto in any of these covered circumstances.
      In the event of termination by us for cause, all of Mr. Lagarto’s unexercised time-based vesting options to purchase our ordinary shares will terminate immediately. In the event of termination by Mr. Lagarto without good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      In the event of Mr. Lagarto’s death while serving as an employee of ours, any time-based vesting options held by Mr. Lagarto that have vested on the date of his death will be exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, will be accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      In the event of Mr. Lagarto’s permanent and total disability while serving as an employee of ours, any time-based vesting options held by Mr. Lagarto that have vested on the date of termination will be exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      Termination Without Cause or for Good Reason. Under the terms of the employment agreement with Mr. Lagarto, if his employment is terminated by us without cause or by Mr. Lagarto for good reason, Mr. Lagarto will be entitled to receive, a severance package for a 12-month period (or 18-month period if we determine to exercise our non-compete extension described below) which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary;

•	a monthly payment equal to one-twelfth of his current year’s target non-equity incentive compensation (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year); and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).
      Any severance payments made under Mr. Lagarto’s employment agreement will be reduced by the amount of income otherwise earned by him during the severance period following termination.
      In the event of termination by us without cause (but not in the event of termination by Mr. Lagarto for good reason), any time-based vesting options held by Mr. Lagarto that have vested on the date of his termination will be exercisable by him for a period of time not to exceed 30 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of his termination, but would have vested on or prior to December 31 of the year in which his termination occurs, will be accelerated and become immediately exercisable by him for a period of time not to exceed 30 days after the date of his termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      In the event of termination by Mr. Lagarto with good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      Termination in Connection with, or Anticipation of, a Change in Control. Under the terms of the employment agreement with Mr. Lagarto, if his employment is terminated by us without cause or by Mr. Lagarto for good reason within six months before and in anticipation of a change in control, or 12 months after, Mr. Lagarto will be entitled to receive a change in control payment from us equal to one times the sum of his then current base salary and his annual target non-equity incentive compensation amount (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year) under our executive incentive compensation plan for the year of termination. The change in control payment will be paid to Mr. Lagarto within 15 days after: (i) the change in control if his employment was terminated within six months before the change in control; or (ii) the termination of his employment by us if his employment terminates within 12 months after the change in control.
      Mr. Lagarto will also be entitled to continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment until the earlier of one year or the time upon which Mr. Lagarto obtains comparable benefits from another source. In addition, all options held by Mr. Lagarto will vest and become immediately exercisable. If Mr. Lagarto is entitled to a change in control payment, he will not have any rights to receive any severance payments or benefits pursuant to the employment agreement. If his employment by us terminates within six months prior to the change in control and he received severance payments pursuant to the employment agreement, any amounts so paid by us to him will be deducted from any change in control payment otherwise payable to him pursuant to the employment agreement.
      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control occurs while Mr. Lagarto is employed by us, all of Mr. Lagarto’s time-based vesting options will vest immediately. Any time-based vesting options held by Mr. Lagarto that have vested on the date of termination will be exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any will terminate immediately.
      If a change in control occurs within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Lagarto’s time-based vesting options that terminated as result of his termination of employment will be reinstated and become fully vested and exercisable. This reinstatement right will terminate upon consummation of this offering.
      Potential Payments Upon Termination (Other Than Upon, in Connection with, or Anticipation of, a Change in Control). Assuming that Mr. Lagarto’s employment was terminated by us without cause, or by Mr. Lagarto with good reason, on the last business day of fiscal 2005, and assuming further that we exercise our non-compete extension and he is entitled to 18 months of severance obligations, that he received a base salary of $250,000, that his non-equity incentive plan compensation the previous year was equal to 35% of his base salary, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination, Mr. Lagarto would be entitled to:

•	a base salary severance amount equaling $375,000 payable in 18 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $131,200 payable in 18 equal monthly installments; and

•	continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 18 months, such benefits having an aggregate value of approximately $37,000.
      Potential Payments Upon a Change in Control and Termination in Connection with, or Anticipation of, a Change in Control. Assuming that Mr. Lagarto’s employment was terminated by us without cause or by Mr. Lagarto for good reason within six months before and in anticipation of a change in control, on the last business day of fiscal 2005, that he received a base salary of $250,000, that his non-equity incentive plan compensation the previous year was equal to 35% of his base salary, and that he has not received any other severance payments under the employment agreement, Mr. Lagarto would be entitled to a lump-sum change in control payment from us equal to $506,250 and continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 18 months (or the time upon which he obtains comparable benefits from another source), such benefits having an aggregate value of approximately $37,000.
      In addition, if Mr. Lagarto had exercised all of his 0.1379055 time-based options that would have vested upon a change in control on the last business day of fiscal 2005, Mr. Lagarto would have realized value of approximately $254,962 (based on the value of an ordinary share on such date).
      If Mr. Lagarto is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Lagarto during the six-month period. Instead, the payment will be made to Mr. Lagarto at the earlier of the six-month anniversary of the termination date, or Mr. Lagarto’s death or disability (as defined in the employment agreement).
      In addition, Mr. Lagarto’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Lagarto’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Lagarto would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.
      Non-Solicitation; Non-Competition; Non-Disparagement; Release. Mr. Lagarto has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 18 months after the termination of his employment. In addition, Mr. Lagarto is subject to a non-solicitation provision for 18 months after termination of his employment, as well as a non-disparagement provision and a confidentiality provision. However, if a majority of our issued and outstanding capital stock is owned directly or indirectly by Berggruen Holdings or one or more of its affiliates or a representative of Berggruen Holdings or one or more of its affiliates is on our board (or any entity owning a majority of our issued and outstanding shares, whether directly or indirectly), we will have the right to extend the non-compete period for an additional six months for a total of 24 months by delivering to Mr. Lagarto written notice of such decision prior to termination of the original 18 months. Mr. Lagarto is required to execute a release prior to receiving severance payments.

Jack Flynn
      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Flynn, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Flynn without good reason (as defined in the employment agreement), or due to the death or disability (as defined in the employment agreement) of Mr. Flynn, Mr. Flynn will be entitled to receive his then current base salary earned through the date of termination. There are no additional payments or benefits that would be provided to Mr. Flynn in any of these circumstances.
      In the event of termination by us for cause, all of Mr. Flynn’s unexercised time-based vesting options to purchase our ordinary shares will terminate immediately. In the event of termination by Mr. Flynn without good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      In the event of Mr. Flynn’s death while serving as an employee of ours, any time-based vesting options held by Mr. Flynn that have vested on the date of his death will be exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, will be accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      In the event of Mr. Flynn’s permanent and total disability while serving as an employee of ours, any time-based vesting options held by Mr. Flynn that have vested on the date of termination will be exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      Termination Without Cause or for Good Reason. Under the terms of the employment agreement with Mr. Flynn, if his employment is terminated by us without cause (as defined in the employment agreement) or by Mr. Flynn for good reason (as defined in the employment agreement), Mr. Flynn will be entitled to receive, a severance package for a 24-month period which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary;

•	a monthly payment equal to one-twelfth of his current year’s target non-equity incentive compensation; and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).
      Any severance payments made under Mr. Flynn’s employment agreement will be reduced by the amount of income otherwise earned by him during the severance period following termination.
      In the event of termination by us without cause (but not in the event of termination by Mr. Flynn for good reason), any time-based vesting options held by Mr. Flynn that have vested on the date of his termination will be exercisable by him for a period of time not to exceed 30 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of his termination, but would have vested on or prior to December 31 of the year in which his termination occurs, will be accelerated and become immediately exercisable by him for a period of time not to exceed 30 days after the date of his termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      In the event of termination by Mr. Flynn with good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      Termination in Connection with, or Anticipation of, a Change in Control. Under the terms of the employment agreement with Mr. Flynn, if his employment is terminated by us without cause or by Mr. Flynn for good reason within six months before and in anticipation of a change in control, or 12 months after, Mr. Flynn will be entitled to receive a change in control payment from us equal to two times the sum of his then current base salary and his annual target non-equity incentive compensation amount (assuming for purposes of calculating such amount that the percentage of base salary payable as a bonus to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year) under our executive incentive compensation plan for the year of termination. The change in control payment will be paid to Mr. Flynn within 15 days after: (i) the change in control if his employment was terminated within six months before the change in control; or (ii) the termination of his employment by us if his employment terminates within 12 months after the change in control.
      Mr. Flynn will also be entitled to continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment until the earlier of two years or the time upon which Mr. Flynn obtains comparable benefits from another source. In addition, all options held by Mr. Flynn will vest and become immediately exercisable. If Mr. Flynn is entitled to a change in control payment, he will not have any rights to receive any severance payments or benefits pursuant to the employment agreement. If his employment by us terminates within six months prior to the change in control and he received severance payments pursuant to the employment agreement, any amounts so paid by us to him will be deducted from any change in control payment otherwise payable to him pursuant to the employment agreement.
      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control occurs while Mr. Flynn is employed by us, all of Mr. Flynn’s time-based vesting options will vest immediately. Any time-based vesting options held by Mr. Flynn that have vested on the date of termination will be exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, will terminate immediately.
      If a change in control occurs within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Flynn’s time-based vesting options that terminated as result of his termination of employment will be reinstated and become fully vested and exercisable. This reinstatement right will terminate upon consummation of this offering.
      Potential Payments Upon Termination (Other Than Upon, in Connection with, or Anticipation of, a Change in Control). Assuming that Mr. Flynn’s employment was terminated by us without cause, or by Mr. Flynn with good reason, on the last business day of fiscal 2005, that he received a base salary of $370,000, that his non-equity incentive plan compensation for the year would be equal to 50% of his base salary, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination, Mr. Flynn would be entitled to:

•	a base salary severance amount equaling $740,000 payable in 24 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $370,000 payable in 24 equal monthly installments; and

•	continuation of the same health and welfare benefits that we previously provided to him under the terms of his employment with us for 24 months in an aggregate amount of approximately $52,000.

      Potential Payments Upon a Change in Control and Termination in Connection with, or Anticipation of, a Change in Control. Assuming that Mr. Flynn’s employment was terminated by us without cause or by Mr. Flynn for good reason within six months before and in anticipation of a change in control, on the last business day of fiscal 2005, that he received a base salary of $370,000, that he received non-equity incentive plan compensation the previous year equal to 50% of his base salary, and that Mr. Flynn has not received any other severance payments under the employment agreement, Mr. Flynn would be entitled to a lump-sum change in control payment from us equal to $1,110,000 and continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 24 months (or the time upon which he obtains comparable benefits from another source) in an aggregate amount of approximately $52,000.
      In addition, if Mr. Flynn had exercised all of his 0.1469655 time-based vesting options that would have vested upon a change in control on the last business day of fiscal 2005, Mr. Flynn would have realized value of approximately $271,712 (based on the value of an ordinary share on such date).
      If Mr. Flynn is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Flynn during the six-month period. Instead, the payment will be made to Mr. Flynn at the earlier of the six-month anniversary of the termination date, or Mr. Flynn’s death or disability (as defined in the employment agreement).
      In addition, Mr. Flynn’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Flynn’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Flynn would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.
      Non-Competition; Release. Mr. Flynn has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 24 months after the termination of his employment. In addition, Mr. Flynn is subject to a confidentiality provision. Mr. Flynn is required to execute a release prior to receiving severance payments.

Steve Crellin
      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Crellin, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Crellin without good reason (as defined in the employment agreement), or due to the death or disability (as defined in the employment agreement) of Mr. Crellin, Mr. Crellin will be entitled to receive his then current base salary earned through the date of termination. There are no additional payments or benefits that would be provided to Mr. Crellin in any of these circumstances.
      In the event of termination by us for cause, all unexercised time-based vesting options to purchase our ordinary shares will terminate immediately. In the event of termination by Mr. Crellin with or without good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      In the event of Mr. Crellin’s death while serving as an employee of ours, any time-based vesting options held by Mr. Crellin that have vested on the date of his death will be exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, will be accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      In the event of Mr. Crellin’s permanent and total disability while serving as an employee of ours, any time-based vesting options held by Mr. Crellin that have vested on the date of termination will be exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      Termination Without Cause or for Good Reason; Termination Following a Change in Control. Under the terms of the employment agreement with Mr. Crellin, if his employment is terminated by us without cause, by Mr. Crellin for good reason, or if a successor company does not assume his agreement following a change in control, Mr. Crellin will be entitled to receive a severance package for a 12-month period which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary; and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).
      If we determine to exercise our non-compete extension described below, the monthly payment will be extended for an additional 6-month period.
      If Mr. Crellin’s employment is terminated under any of these circumstances, Mr. Crellin is required to seek other employment, subject to certain exceptions, and the corresponding compensation, benefits and service benefits that he receives from us will be correspondingly reduced by the compensation benefits and services he received from such employment.
      In the event of termination by us without cause (but not in the event of termination by Mr. Crellin for good reason), any options held by Mr. Crellin that have vested on the date of termination will be exercisable for 30 days after the date of termination. In addition, any options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for 30 days after the date of such termination. At the end of this 30-day period, the vested and unexercised portion of the options, if any, and the unvested portion of the options, if any, will terminate immediately.
      In the event of termination by Mr. Crellin with good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      Any time-based based options held by Mr. Crellin that have vested on the date of termination will be exercisable for 30 days after the date of termination. In addition, any time-

based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for 30 days after the date of such termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.
      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control occurs while Mr. Crellin is employed by us, all of Mr. Crellin’s time-based vesting options will vest immediately. Any time-based vesting options held by Mr. Crellin that have vested on the date of termination will be exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, will terminate immediately.
      If a change in control occurs within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Crellin’s time-based vesting options that terminated as result of his termination of employment will be reinstated and become fully vested and exercisable. This reinstatement right will terminate upon consummation of this offering.
      Potential Payments Upon a Change in Control and Termination. Assuming that Mr. Crellin’s employment was terminated by us without cause, by Mr. Crellin with good reason, or if a successor company does not assume his agreement following a change in control, on the last business day of fiscal 2005, and assuming further that we exercise our non-compete extension and he is entitled to 18 months of severance obligations, that he received a base salary of $300,000, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination Mr. Crellin would be entitled to:

•	a base salary severance amount equaling $450,000 payable in 18 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $135,000 payable in 18 equal monthly installments; and

•	continuation of the same health and welfare benefits that we previously provided to him under the terms of his employment with us for 18 months, such benefits having an aggregate value of approximately $37,000.
      In addition, if Mr. Crellin had exercised all of his 0.801891 time-based vesting options that would have vested upon a change in control on the last business day of fiscal 2005, Mr. Crellin would have realized value of approximately $98,294 (based on the value of an ordinary share on such date).
      If Mr. Crellin is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Crellin during the six-month period. Instead, the payment will be made to Mr. Crellin at the earlier of the six-month anniversary of the termination date, or Mr. Crellin’s death or disability (as defined in the employment agreement).
      In addition, Mr. Crellin’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Crellin’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Crellin would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.
      Non-Solicitation; Non-Competition; Non-Disparagement; Release. Mr. Crellin has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 18 months after the termination of his employment. In addition, Mr. Crellin is subject to a non-solicitation provision for 18 months after termination of his employment, as well as a non-disparagement provision and a confidentiality provision. However, if a majority of our issued and outstanding capital stock is owned directly or indirectly by Berggruen Holdings or one or more of its affiliates or a representative of Berggruen Holdings or one or more of its affiliates is on our board (or any entity owning a majority of our issued and outstanding shares, whether directly or indirectly), we will have the right to extend the non-compete Period for an additional six months for a total of 24 months by delivering to Mr. Crellin written notice of such decision prior to termination of the original 18 months.
Limitation of Liability and Indemnification of Directors and Officers
      Our Memorandum and Articles of Association provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our Memorandum and Articles of Association also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity. We maintain directors’ and officers’ liability insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
      Under BVI law, each of our directors and officers, in exercising his or her powers or performing his or her duties, is required to act honestly and in good faith and in what the director believes to be in our best interests and exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, the nature of our company, the nature of the decision, the position of the director and the nature of the responsibilities undertaken by him or her. Our Articles of Association provide that, to the fullest extent permitted by BVI law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.
      We may indemnify any of our directors or officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director or officer if the director or officer acted honestly and in good faith in what he or she believes to be in our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of nolle prosequi plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful. If a director or officer to be indemnified has been successful in defense of any proceedings referred to above, the director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.
      We maintain insurance in relation to our directors and officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Shareholders’ Agreement
      Each of our shareholders is a party to a shareholders’ agreement dated September 29, 2004. Pursuant to the shareholders’ agreement, our ordinary shares are generally subject to restrictions on transfer, other than exempt transfers described in the shareholders’ agreement. The shareholders’ agreement also provides:

•	rights of first refusal with respect to sales of our ordinary shares, first to us, then to our shareholders owning at least 25% of our capital stock on a fully-diluted basis (“25% holders”);

•	us with the option to redeem any of our ordinary shares held by any shareholder whose employment with us, or our affiliates, is terminated, at a price per share equal to $92,000 if the termination was “for cause” or at a price per share equal to the fair market value of such shares if the termination was “without cause” or if the shareholder left for “good reason” (each as defined in the individual shareholders’ employment agreement);

•	drag along rights with respect to our ordinary shares held by any shareholder, which drag along rights require each shareholder to sell its shares in connection with a sale of us that is approved by our board of directors (which sale transfers shares possessing the power to elect a majority of the board of directors or all or substantially all of our assets to an independent third-party);

•	each shareholder with customary co-sale rights with respect to transfers of our shares by 25% holders, which co-sale rights enable each shareholder to transfer its shares on the same terms and conditions as the 25% holders in connection with transfers of our shares constituting at least 51% of our ordinary shares on a fully-diluted basis; and

•	each shareholder has agreed to vote in favor of actions proposed by our board of directors and against any action opposed by our board of directors.
      The shareholders’ agreement will be terminated upon completion of this offering.
Registration Rights Agreement
      We have entered into a registration rights agreement with Berggruen Holdings, pursuant to which we granted registration rights to Berggruen Holdings. Under the agreement, Berggruen Holdings or any of its affiliates may require us to effect the registration of their shares on two occasions. In addition, Berggruen Holdings has “piggyback” registration rights to include their shares in any registration statement we file on our own behalf (other than for employee benefit plans and other exceptions) or on behalf of other shareholders. We are required to pay all registration expenses in connection with any demand or piggyback registrations. Notwithstanding the other provisions of the agreement, we are not obligated to effect any demand registration within 180 days after the effective date of either:

•	any registration statement on Form S-1, or any similar “long-form” registration statement (including the registration statement of which this prospectus forms a part); or

•	any other offering in which stockholders party to the agreement were given “piggyback” rights pursuant to the agreement, if this offering includes at least 80% of the number of shares requested by the stockholders to be included.

Advisory Services
      Following the consummation of this offering, Berggruen Holdings North America Ltd., our principal shareholder, intends, from time to time, to present us with acquisition opportunities, sale opportunities and public and private debt and equity financing opportunities. All such proposals will be considered by our entire board, but may only be approved by a majority of our disinterested independent directors. In addition, any compensation arrangements with Berggruen Holdings must be approved by a majority of our disinterested independent directors. No fees will be payable to Berggruen Holdings in connection with this offering.
Other Related Person Transactions
      We also describe below certain other transactions with our directors, executive officers and shareholders.
      We incurred management fees to Berggruen Holdings on a quarterly basis pursuant to a management services agreement. In fiscal 2003, 2004, 2005 and during the nine months ended September 30, 2006, we expensed $0, $375,000, $500,000 and $375,000, respectively. The management services agreement will be terminated upon consummation of this offering. In addition, there will not be any fee payable to Berggruen Holdings in connection with the termination of the management services agreement or in connection with this offering.
      In connection with the Magnivision acquisition, we paid an investment bankers’ fee to Berggruen Holdings in the amount of $2.3 million in fiscal 2004. This fee was included in the purchase price of the acquisition.
      On October 24, 2006, we entered into a settlement agreement pursuant to which we paid American Greetings $3.0 million and agreed to pay them an additional $1.075 million on June 1, 2007 and $1.025 million on December 3, 2007. Berggruen Holdings, Inc., an affiliate of Berggruen Holdings North America Ltd., has guaranteed payment of these amounts by obtaining a standby letter of credit on our behalf. However, we remain primarily responsible for the payments to American Greetings. We will reimburse Berggruen Holdings, Inc. for their fees incurred in connection with their guaranty in the amount of approximately $20,000 in each of 2006 and 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Magnivision Purchase Price Adjustment.”
      We will reimburse Berggruen Holdings, Inc. approximately $80,000 for fees paid by it related to services provided by an interim Managing Director for our U.K. business.
      In connection with the severance, release and interim employment agreement we entered into with John Ranelli, our former Chief Executive Officer, Mr. Ranelli agreed to (i) exercise his options to purchase 0.7750925 of our ordinary shares that had vested on the effective date of the agreement for $71,309, (ii) convert 0.92416 shares of common stock of our indirect subsidiary, AAi.FosterGrant, Inc. into 0.92416 of our ordinary shares and (iii) terminate all other outstanding options and rights to purchase or obtain our ordinary shares. Immediately following such exercise and conversion, we redeemed all such option and conversion shares for $2,349,637 by delivering a 24-month promissory note bearing interest at a rate of 5% per annum.
      We intend to establish written policies and procedures for the review, approval, or ratification of any related-party transactions prior to the consummation of this offering.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth certain information regarding beneficial ownership of our ordinary shares (1) as of September 30, 2006, and (2) as adjusted to reflect the sale of the ordinary shares offered in this offering. The table sets forth shareholder information with respect to:

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares;

•	each named executive officer;

•	each of our current directors;

•	all of our executive officers and directors as a group; and

•	the selling shareholders.
      As of September 30, 2006, we had 65.99973 ordinary shares outstanding on a fully-diluted basis.
      We have based our calculation of the percentage of beneficial ownership on 61.131468 ordinary shares outstanding on September 30, 2006 and ordinary shares outstanding upon the closing of this offering.
      Unless otherwise indicated, each person named or included in the following table has sole voting and investment power with respect to the ordinary shares set forth opposite the shareholder’s name and no person has pledged as security any of our shares. Shares not outstanding but deemed beneficially owned by virtue of the individual’s right to acquire them as of September 30, 2006, or within 60 days of the date hereof, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. The number and percentages in the “Shares Beneficially Owned After this Offering” column assume that the underwriters do not exercise their over-allotment option to purchase up to                      additional shares from our principal shareholder. Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o FGX International Inc., 500 George Washington Highway, Smithfield, Rhode Island 02917. We have determined beneficial ownership in accordance with the rules of the SEC.

					Shares Beneficially
	Shares Beneficially Owned				Owned After This
	Prior to This Offering				Offering
				Shares
Name of Beneficial Owner	Number		Percent	Offered	Number		Percent

Principal Shareholder:
Berggruen Holdings
North America Ltd.	59.05624	(1)	96.61%
Directors and Executive Officers:
Alec Taylor	0.659997	(2)	1.07%	—	0.659997	(2)
Brian J. Lagarto	1.2030795	(3)	1.33%				*
Jack H. Flynn, Jr.	1.28073	(4)	1.82%				*
Steve Crellin	0.117439		*				*
Jared Bluestein (5)	59.05624		96.61%	—
Jennifer Stewart (6)	59.05624		96.61%	—
Former Executive Officers:
John Ranelli (7)	—		—	—	—		—
John R. Agre (8)	—		—	—	—		—
All directors and executive officers as a group (6 persons)

*	Indicates beneficial ownership of less than 1% of our issued and outstanding ordinary shares.

(1)	Berggruen Holdings North America Ltd., a BVI international business company, is a direct, wholly-owned subsidiary of Medici I Investments Corp., which is a direct, wholly-owned subsidiary of Berggruen Holdings Limited, a BVI international business company (“Berggruen Holdings”). All of the shares of Berggruen Holdings are owned by Tarragona Trust, a BVI trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a BVI company. The address of the principal office of Berggruen Holdings North America Ltd. is 1114 Avenue of the Americas, 41st Floor, New York, New York 10036.

(2)	Represents options to purchase 0.659997 of our ordinary shares.

(3)	Represents 0.8240245 ordinary shares and options to purchase 0.379055 ordinary shares.

(4)	Represents 1.1337645 ordinary shares and options to purchase 0.1469655 ordinary shares.

(5)	Mr. Bluestein is a director and the chief operating officer of Berggruen Holdings and may be considered to have beneficial ownership of Berggruen Holdings’ interests in us. Mr. Bluestein disclaims beneficial ownership of any shares in which he does not have a pecuniary interest. The address of Mr. Bluestein is c/o Berggruen Holdings, 1114 Avenue of the Americas, 41st Floor, New York, New York 10036.

(6)	Ms. Stewart is a director of Berggruen Holdings and may be considered to have beneficial ownership of Berggruen Holding’s interests in us. Ms. Stewart disclaims beneficial ownership of any shares in which she does not have a pecuniary interest. The address of Ms. Stewart is c/o Berggruen Holdings, 1114 Avenue of the Americas, 41st Floor, New York, New York 10036.

(7)	Mr. Ranelli resigned as our Chief Executive Officer on September 26, 2005.

(8)	Mr. Agre resigned as our Executive Vice President on November 25, 2005.
Selling Shareholders
      Each of Berggruen Holdings North America Ltd., our principal shareholder, Brian J. Lagarto, our Chief Financial Officer, Jack H. Flynn, Jr., our President, and Steve Crellin, the Executive Vice President of Magnivision is selling ordinary shares in this offering. In addition, Berggruen Holdings has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to a total of                      ordinary shares, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, to cover over-allotments. None of the selling shareholders purchased the ordinary shares held by them outside of the ordinary course of their business or employment, as applicable, or had an understanding with any person to distribute such securities.

DESCRIPTION OF SHARE CAPITAL
      The following information describes our ordinary shares and preference shares and provisions of our Memorandum and Articles of Association that will be in effect upon the closing of this offering. This description is only a summary. You should also refer to the Memorandum and Articles of Association which will be filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of our ordinary shares and preference shares reflect changes to our capital structure that will occur upon the receipt of the requisite board and shareholder approvals and upon the closing of this offering in accordance with the terms of the Articles of Association.
      Upon completion of this offering, and after giving effect to the amended and restated Articles of Association, our authorized share capital will be                      ordinary shares, no par value, of a single class. As of September 30, 2006, there were 61.131468 ordinary shares outstanding held of record by five shareholders.
Ordinary Shares
      Subject to preferences that may be applicable to any preference shares outstanding at the time, the holders of ordinary shares are entitled to the following:
      Dividends. The holders of outstanding ordinary shares are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors from time to time may determine, subject to any preferential dividend rights of any holder of outstanding preference shares.
      Voting. Each holder of ordinary shares is entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders, including the election of directors. We have not provided for cumulative voting for the election of directors in our Memorandum and Articles of Association. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
      Preemptive Rights, Conversion and Redemption. Our ordinary shares are not entitled to preemptive rights and are not subject to conversion into any other class of shares. Holders of ordinary shares do not have a right to call for their shares to be purchased, redeemed or otherwise acquired by us. We may purchase, redeem or otherwise acquire ordinary shares with the consent of the holders of such shares, unless we are permitted by the BVI Business Companies Act or any other provision in our Memorandum and Articles of Association to purchase, redeem or otherwise acquire the ordinary shares without such consent.
      Liquidation, Dissolution and Winding-up. Upon our liquidation, dissolution or winding-up, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any preference shares.
      Each outstanding ordinary share is, and all ordinary shares to be issued in this offering when they are paid for will be, duly and validly issued, fully paid and non-assessable.
Preference Shares
      Following this offering, our board of directors will be authorized, subject to the limits imposed by the BVI Business Companies Act, and pursuant to our Memorandum and Articles of Association, to amend our Memorandum of Association to issue preference shares in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also amend the Memorandum of Association to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders.

      Our board of directors may authorize the issuance of preference shares with voting or conversion rights that adversely affect the voting power or other rights of our ordinary shareholders. The issuance of preference shares, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control and may cause the market price of our ordinary shares to decline or impair the voting and other rights of the holders of our ordinary shares. We have no current plans to issue preference shares.
Registration Rights
      Berggruen Holdings, the holder of 59.05624 of our ordinary shares, or its affiliates are entitled to demand registration rights requiring us to register the sale of its or their shares under the Securities Act of 1933, as amended, under the terms of an agreement between us and Berggruen Holdings. In addition, these holders are entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations.
      Further, at any time after we become eligible to file a registration statement on Form S-3, Berggruen Holdings may require us to file registration statements on Form S-3 under the Securities Act with respect to its ordinary shares. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of ordinary shares held by Berggruen Holdings to be included in a registration statement. We are generally required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any of our ordinary shares held by Berggruen Holdings would result in those ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.
Anti-Takeover Matters
      Our Memorandum and Articles of Association will include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the inability of shareholders to act by written consent, the inability of shareholders to call a shareholder meeting except by delivering to our board of directors a written request of holders of more than 30% of outstanding ordinary shares, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders and requirements for approval by holders of 66 2/3% of our outstanding ordinary shares to amend specified provisions of our Memorandum and Articles of Association. Our Memorandum and Articles of Association also require action by 66 2/3% of our outstanding shares to remove a director without cause, and also authorize our board of directors to issue additional preference shares.
      No Shareholder Action by Written Consent; Calling Special Meetings of Shareholders. Our Memorandum and Articles of Association will prohibit shareholders from taking action by written consent in lieu of an annual or special meeting, and, thus, shareholders may take action only at an annual or special meeting called in accordance with our Memorandum and Articles of Association. Our Memorandum and Articles of Association will provide that special meetings of shareholders may only be called by our Chief Executive Officer or our board of directors upon request by a majority of our directors or the written request of holders of more than 30% of our outstanding ordinary shares. These provisions could have the effect of delaying consideration of a shareholder proposal until the requirements for calling a shareholder meeting can be met. The provisions would also prevent the holders of a majority of the voting power of our ordinary shares entitled to vote from unilaterally using the written consent procedure to take shareholder action.
      Advance Notice Requirement. Our Memorandum and Articles of Association will set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that written notice of such shareholder proposals must be received at our registered office not less than 30 days nor more than 60 days prior to the meeting and given in writing to our secretary prior to the meeting, and to our directors at least 30 days prior to the meeting, at which the action is to be taken. The advance notice requirement does not give our board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of business at a meeting if the proper notice procedures are not followed.
      Amendment of Memorandum and Articles of Association. Subject to directors amending for preference shares (as described below), our Memorandum and Articles of Association will require the affirmative vote of at least 66 2/3% of all outstanding ordinary shares or 66 2/3% of the members of our board of directors entitled to vote to amend or repeal specified provisions of our Memorandum and Articles of Association, including those described in this section, or to approve any merger by us that would have the effect of making changes in our Memorandum and Articles of Association which would have required such affirmative vote if effected directly as an amendment. This requirement will render more difficult the dilution of the anti-takeover provisions of our Memorandum and Articles of Association.
      Removal of Directors. Our Memorandum and Articles of Association will permit shareholders to remove directors for cause by the affirmative vote of the holders of a majority of the voting power of our shares. Removal of a director without cause requires the affirmative vote of 66 2/3% of the voting power of our shares. These provisions may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of our board of directors by filling the vacancies created by removal with its own nominees.
      Rights and Preferences of Preference Shares. Our board of directors also may amend our Memorandum and Articles of Association to create from time to time further classes of shares, including shares with preference rights attaching to them, with such rights and preferences as they may determine. The creation of preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause preference shares to be authorized and issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Memorandum and Articles of Association grants our board of directors broad power to further amend the Memorandum and Articles of Association to establish the rights and preferences of further classes of shares, including preference shares. The issuance of such further classes of shares, including preference shares, pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular class of preference shares is given a disproportionately large number of votes per ordinary share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by shareholders.

British Virgin Islands Law
      The laws of the BVI do not contain any limitations on the right of nonresident or foreign owners to hold or vote our ordinary shares. There are no laws, decrees, statutes or other provisions of the laws of the BVI which would operate to prohibit or regulate the remittance of dividends, interest and other payments to nonresident holders of ordinary shares.
Transfer Agent and Register
      Our transfer agent and registrar for the ordinary shares will be The Bank of New York.
Listing
      We intend to apply to have our ordinary shares approved for listing, subject to official notice of issuance, on the NASDAQ Global Select Market under the symbol “FGXI.” We have not applied to list our ordinary shares on any other exchange or quotation system.

DESCRIPTION OF CREDIT FACILITY
      The following summary description of our credit facility does not purport to be complete. The agreements setting forth the principal terms and conditions of our credit facility are filed as exhibits to the registration statement of which this prospectus forms a part.
General
      Pursuant to the credit agreements each dated as of December 9, 2005 among our indirect subsidiary FGX International Inc. as the U.S. borrower, our direct subsidiary FGX International Limited as the BVI borrower (together with the U.S. borrower, the “borrowers”), the lenders named therein, General Electric Capital Corporation as syndication agent, JPMorgan Chase Bank, N.A. as administrative agent, and J.P. Morgan Securities Inc. and GE Capital Markets, Inc. as co-lead arrangers, a syndicate of banks and other financial institutions provided us with a $215.0 million secured credit facility (the “credit facility”) consisting of a:

•	$15.0 million first lien revolving credit facility, which includes a sublimit of $5.0 million for letters of credit (the “revolving credit facility”);

•	$150.0 million first lien term loan which is payable in quarterly installments (as described below) beginning on March 31, 2007 through December 9, 2012 (the “first lien term loan” and with the revolving credit facility, the “first lien credit facility”); and

•	$50.0 million second lien term loan which is payable in a single installment on December 9, 2013 (the “second lien term loan”).
      We intend to use approximately $50.0 million of the net proceeds of this offering to repay in full the amount outstanding under our second lien term loan, approximately $          to repay a portion of the amount outstanding under our first lien term loan and approximately $          to repay in full the amount outstanding under our revolving credit facility.
Collateral and Guarantees; Intercreditor Arrangements
      The obligations under the credit facility are unconditionally and irrevocably guaranteed jointly and severally by us and each of our direct and indirect, existing and future, domestic subsidiaries (other than the U.S. borrower), referred to, collectively, as subsidiary guarantors. In addition, the first lien credit facility and the guarantees thereunder are secured on a first-priority basis, and the second lien term loan and the guarantees thereunder are secured on a second-priority basis, by security interests (subject to certain exceptions) in substantially all of the following assets (the “collateral”):

•	a pledge of 100% of the capital stock of each borrower, 100% of the capital stock of each subsidiary guarantor and 65% of the capital stock of each foreign subsidiary directly owned by us (other than the BVI borrower) or one of the subsidiary guarantors; and

•	a security interest in, and mortgages on, substantially all of our tangible and intangible assets and the tangible and intangible assets of the borrowers and each subsidiary guarantor.
      The collateral is subject to an intercreditor agreement between the lenders under the first lien credit facility (the “senior lienholders”) and the lenders under the second lien term facility (the “second lien term loan lenders”) that restricts the second lien term loan lenders’ ability to exercise lien-related rights and remedies with respect to the collateral. Specifically, the second lien term loan lenders have agreed that they will not, among other things, (i) seek to make any junior lien pari passu with, or obtain any preference or priority over, any senior lienholders’ liens, (ii) interfere with the exercise of remedies by the senior lienholders, (iii) object to the amount, validity, enforceability or priority of the senior lienholders’ claims or liens, (iv) object to a “debtor-in-possession” financing or use of cash collateral, (v) object to the senior lienholders’

adequate protection or seek adequate protection without the consent of the senior lienholders, (vi) object to, and will be deemed to have consented to, any sale or disposition consented to by the senior lienholders of any assets in any bankruptcy proceeding and to release their liens on such assets (to the extent the liens of senior lienholders on such assets are released) and (vii) commence or join with any creditors other than the senior lienholders in filing any involuntary bankruptcy petition until after the expiration of the standstill period. In addition, the senior lienholders and the second lien term loan lenders have agreed to vote as separate classes on any plan of reorganization in connection with any bankruptcy proceeding and that the first lien credit documentation and the second lien credit documentation will not be amended in certain respects without the consent of the second lien collateral agent and the first lien collateral agent, respectively.
Interest and Commitment Fees
      Loans under our credit facility bear interest at a rate equal to:

•	in the case of loans under the first lien credit facility, at our option, either (i) the greater of (x) JPMorgan Chase Bank’s prime rate and (y) the federal funds rate plus 1/2 of 1% per annum (such higher rate, the “Alternate Base Rate”) plus 3.00% or (ii) a LIBOR rate plus an applicable margin (currently, 4.00%); provided, however, that if our total consolidated leverage ratio, which is the amount of our consolidated total debt (as calculated in accordance with our credit facility) as of the end of each fiscal quarter divided by our consolidated EBITDA (as calculated in accordance with our credit facility) for the four fiscal quarters then ended is less than 3.75 to 1.0 after June 30, 2006, the applicable margins will be reduced to 2.50% for base rate loans and 3.50% for eurodollar loans, and

•	in the case of second lien term loans, at our option, (i) the Alternate Base Rate plus 6.75% or (ii) a LIBOR rate plus 7.75%.
      In addition to paying interest on outstanding principal under the credit facility, we are also required to pay a commitment fee in respect of unutilized commitments at a rate equal to 0.50% per annum on the daily unused commitments available to be drawn under the revolving credit facility. We are also required to pay letter of credit fees with respect to each letter of credit issued, equal to the applicable margin then in effect with respect to eurodollar loans under the revolving credit facility on the face amount of each such letter of credit. We are also required to pay fronting fees with respect to each letter of credit issued equal to 0.25% per annum to the issuer of the letters of credit on the undrawn and unexpired amount of that letter of credit. We have also paid customary fees and expenses of the lenders in connection with the funding of amounts under the credit facility.
      The first lien term loan provides for quarterly amortization payments of $1.5 million for fiscal year 2007, $1.875 million for fiscal year 2008 and $2.625 million for fiscal years 2008, 2009, 2010, 2011 and 2012, with the final installment due on December 9, 2012 in an amount necessary to repay in full the then unpaid principal amount thereof (which, after giving effect to the use of net proceeds from this offering, if we do not make any prepayments in the future, will be equal to $           million).
Prepayments
      Subject to certain exceptions, we are required to prepay outstanding amounts under the credit facility upon the issuance of certain debt or equity securities, with the net proceeds of certain asset dispositions, casualty insurance and condemnation recovery events and with a portion of excess cash flow.

      We may make optional prepayments of outstanding amounts under the credit facility, in whole or in part, upon providing proper notice and subject to minimum amount requirements. All voluntary prepayments of the first lien term loan on or prior to December 9, 2006 with proceeds from a concurrent issuance of loans under any secured credit facility or pursuant to the first lien loan agreement will be subject to a prepayment fee in an amount equal to 1.00% of the aggregate amount of such prepayment. All voluntary prepayments of the second lien term loan will be subject to a prepayment fee in an amount equal to (i) 2.00% of the aggregate amount of such prepayment if such prepayment is made on or prior to December 9, 2006 and (ii) 1.00% of the aggregate amount of such prepayment if such prepayment is made after December 9, 2006 but on or prior December 9, 2007. In addition, voluntary prepayments of the second lien term loan effected on or prior to the maturity thereof in connection with a change of control will be subject to a prepayment fee in an amount equal to 1.00% of the aggregate amount of such prepayment.
Certain Covenants
      The credit facility contains affirmative and negative covenants that we believe are usual and customary for financings of its type. The covenants include, among other things, limitations (subject to customary exceptions) on mergers, consolidations, liquidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens and other encumbrances; dividends and other restricted payments; payment and modification of material subordinated debt instruments; transactions with affiliates; changes in fiscal year; hedging and interest rate protection arrangements; negative pledge clauses; restrictions on subsidiary distributions; sale and leaseback transactions; activities of the BVI borrower; factoring agreements and changes in lines of business. Under the credit facility, we are permitted maximum annual capital expenditures of $15.0 million for the 2006, 2007, 2008 and 2009 fiscal years and $20.0 million for the fiscal years 2010, 2011 and 2012, subject to a one year carry-forward of $5.0 million of the unused amount from the previous fiscal year.
      In addition, the first lien credit facility provides that we are required to meet the following financial covenants, which are tested quarterly:

•	a maximum consolidated leverage ratio based upon the ratio of consolidated total debt to consolidated EBITDA which requires us to maintain, beginning with the quarter ending on or about December 31, 2005, a ratio of 5.25 to 1.00 through the quarter ending on or about September 30, 2006, 4.75 to 1.00 for the quarter ending on or about December 31, 2006, 4.00 to 1.00 from the quarter ending on or about March 31, 2007 to the quarter ending on or about December 31, 2007, 3.50 to 1.00 from the quarter ending on or about March 31, 2008 to the quarter ending on or about December 31, 2008, 2.75 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 2.50 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 2.00 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter;

•	a maximum first lien consolidated leverage ratio based upon the ratio of consolidated total debt (excluding any second lien debt) to consolidated EBITDA which requires us to maintain, beginning with the quarter ending on or about December 31, 2005 a ratio of 4.00 to 1.00 through the quarter ending on or about September 30, 2006, 3.75 to 1.00 for the quarter ending on or about December 31, 2006, 3.00 to 1.00 from the quarter ending on or about March 31, 2007 to the quarter ending on or about December 31, 2007, 2.50 to 1.00 from the quarter ending on or about March 31, 2008 to the quarter ending on or about December 31, 2008, 2.00 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 1.75 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 1.25 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter; and

•	an interest coverage ratio based upon the ratio of consolidated EBITDA to consolidated interest expense which requires us to maintain, beginning with the quarter ending on or about December 31, 2005 a ratio of 1.90 to 1.00 through the quarter ending on or about December 31, 2007, 2.10 to 1.00 from the quarter ending on or about March 31, 2008 to the quarter ending on or about December 31, 2008, 2.50 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 2.75 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010, 3.25 to 1.00 from the quarter ending on or about March 31, 2011 to the quarter ending on or about December 31, 2011 and 4.00 to 1.00 from the quarter ending on or about March 31, 2012 to the quarter ending on or about December 31, 2012.

      The second lien term loan provides that we are required to meet the following financial covenants, which are tested quarterly:

•	a maximum consolidated leverage ratio based upon the ratio of consolidated total debt to consolidated EBITDA which requires us to maintain, beginning with the quarter ending on or about December 31, 2005 a ratio of 5.75 to 1.00 through the quarter ending on or about September 30, 2006, 5.25 to 1.00 for the quarter ending on or about December 31, 2006, 4.50 to 1.00 from the quarter ending on or about March 31, 2007 to the quarter ending on or about December 31, 2007, 4.00 to 1.00 from the quarter ending on or about March 31, 2008 to the quarter ending on or about December 31, 2008, 3.25 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 3.00 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 2.50 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter; and

•	a maximum first lien consolidated leverage ratio based upon the ratio of consolidated total debt (excluding any second lien debt) to consolidated EBITDA which requires us to maintain, beginning with the quarter ending on or about December 31, 2005 a ratio of 4.50 to 1.00 through the quarter ending on or about September 30, 2006, 4.25 to 1.00 for the quarter ending on or about December 31, 2006, 3.50 to 1.00 from the quarter ending on or about March 31, 2007 to the quarter ending on or about December 31, 2007, 3.00 to 1.00 from the quarter ending on or about March 31, 2008 to the quarter ending on or about December 31, 2008, 2.50 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 2.25 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 1.75 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter.
      Our credit facility defines consolidated EBITDA as consolidated net income plus the sum of (i) income tax expense, (ii) interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness, (iii) depreciation and amortization expense, (iv) amortization of intangibles and organization costs, (v) any non-cash compensation expense arising from the issuance of capital stock, options to purchase capital stock and capital stock appreciation rights to our management or any of our subsidiaries, (vi) any extraordinary charges or losses determined in accordance with GAAP, (vii) any other non-cash charges, non-cash expense or non-cash losses incurred by us or our subsidiaries for such period (other than those incurred in the ordinary course of business that constitute an accrual of or a reserve for cash charges for any future period), (viii) certain pro forma adjustments (generally in connection with the Magnivision acquisition) that had a favorable impact on consolidated EBITDA during the fiscal periods up to and including December 31, 2005 and (ix) any cash or non-cash expense incurred during fiscal 2005 in connection with the termination of the employment of any officer or executive of FGX International Limited, FGX International Inc. or their affiliates (provided that cash payments made in such period or in any future period in respect of such non-cash charges, expenses or losses shall be subtracted from consolidated net income in calculating consolidated EBITDA in the period when such payments are made); and minus the sum of (a) interest income, (b) any extraordinary income or gains determined in accordance with GAAP, (c) any other non-cash income (excluding any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period that are described in the parenthetical in clause (vii) above) and (d) certain pro forma adjustments (generally in connection with the Magnivision acquisition) that had an unfavorable impact on consolidated EBITDA during the fiscal periods up to and including December 31, 2005, all as determined on a consolidated basis.
      For purposes of calculating consolidated EBITDA for any period pursuant to the determination of the consolidated leverage ratio or the first lien leverage ratio, (i) if at any time during a reference period we or our subsidiaries shall have made a material disposition of property or series of related dispositions that yields gross proceeds of more than $1.0 million, consolidated EBITDA for such reference period shall be reduced by an amount equal to consolidated EBITDA (if positive) attributable to the property that is the subject of the disposition for such reference period or increased by an amount equal to consolidated EBITDA (if negative) attributable thereto and (ii) if at any time during such reference period we or our subsidiaries shall have made a material acquisition of property or assets involving the payment of more than $1.0 million, consolidated EBITDA for such reference period shall be calculated after giving pro forma effect thereto as if such material acquisition occurred on the first day of such reference period. Consolidated EBITDA, as defined under our credit facility, is not calculated in the same manner as the EBITDA and Adjusted EBITDA figures presented in “Prospectus Summary— Summary Financial Information.”
Events of Default
      The credit facility contains events of default that are customary for financings of this type which, if triggered, allow the administrative agent thereunder, at the request of the applicable lenders, to terminate all commitments and declare all outstanding amounts under the credit facility immediately due and payable. The following events, among others, after the lapse of applicable cure or notice periods constitute events of default under our credit facility:

•	failure to make any payment when due;

•	material breaches of representations and warranties;

•	noncompliance with financial and other covenants;

•	a cross-default or cross-acceleration of other indebtedness having an aggregate principal amount outstanding of at least $5.0 million;

•	judgments in excess of certain amounts;

•	a change of control;

•	certain ERISA violations; or

•	failure of any guarantee or security document supporting the credit facility to be in full force and effect.
      In the event of a declaration of our bankruptcy or in the case of other forms of insolvency events, all commitments under the credit facility automatically terminate and all outstanding amounts under the credit facility are automatically and immediately declared due and payable.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no market for our ordinary shares. We cannot predict the effect, if any, that sales of shares or the availability of shares will have on the market price of our ordinary shares. Future sales of substantial amounts of ordinary shares in the public market or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
      Upon completion of this offering, we will have outstanding an aggregate of                      ordinary shares. In addition, we have an aggregate of 4.386787 ordinary shares reserved for issuance under our KESOP and                      ordinary shares reserved for issuance under our 2007 Incentive Compensation Plan, including                     options to purchase                      ordinary shares at the offering price being granted to certain members of our management upon consummation of this offering. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors and officers as well as significant shareholders.
Sales of Restricted Shares
      The 61.131468 ordinary shares held by existing shareholders as of September 30, 2006 are “restricted securities” within the meaning of Rule 144 and will be subject to the volume, manner of sale and other limitations under Rule 144. Of these ordinary shares,                      shares qualify as unrestricted shares under Rule 144(k). Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of our ordinary shares.
      We, along with our directors, executive officers and shareholders have agreed that we will not offer, sell, contract to sell or otherwise dispose of our ordinary shares or any securities exercisable for or convertible into our ordinary shares currently owned for a period of 180 days after the date of this prospectus, subject to the exceptions listed under “Underwriting,” without the prior written consent of Deutsche Bank Securities Inc., on behalf of the underwriters, which consent may be withheld in their sole discretion. Taking into account the lock-up agreements, and assuming Deutsche Bank Securities Inc., on behalf of the underwriters, does not release any shareholders from these agreements, the number of restricted shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

•	Beginning on the effective date of this prospectus, only the shares sold in this offering will be immediately available for sale in the public market.

•	Beginning 180 days after the effective date, approximately shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

•	Beginning 365 days after the effective date, approximately shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

•	Beginning 180 days after the effective date, approximately shares of our restricted shares will be eligible for sale as unrestricted shares under Rule 144(k).

      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of notice with respect to such sale.
      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owners other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
      Rule 701 permits our employees, officers or directors who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.
Options
      We intend to file a registration statement on Form S-8 under the Securities Act covering the ordinary shares reserved for issuance upon exercise of outstanding options. The registration statement is expected to be filed 180 days after the closing of this offering and become effective as soon as practicable after filing. Accordingly, shares registered under the registration statement will be available for sale in the open market after the effective date of the registration statement, except with respect to Rule 144 volume limitations that apply to our affiliates. See “Risk Factors— Future sales of our ordinary shares in the public market could cause our share price to fall.”
Registration Rights
      After completion of this offering, Berggruen Holdings, the holder of 59.05624 of our ordinary shares, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Share Capital— Registration Rights.” Berggruen Holdings has agreed not to exercise its rights until 180 days following the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., on behalf of the underwriters.

MATERIAL UNITED STATES FEDERAL INCOME TAX
AND BRITISH VIRGIN ISLANDS TAX CONSEQUENCES
      The following summary describes the material United States federal income tax consequences of the ownership of our shares as of the date hereof by U.S. Holders (as defined below) and non-U.S. Holders. Except where noted, this discussion deals only with shares held as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a non-U.S. Holder;

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	an expatriate;

•	a tax-exempt organization;

•	a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for securities;

•	a person liable for alternative minimum tax;

•	a person who owns, directly or indirectly, 10% or more of our voting stock;

•	a partnership or other pass-through entity or an investor in a partnership or a pass-through entity; or

•	a person whose “functional currency” is not the United States dollar.
      The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, which replacement, revocation or modification may be retroactive, so as to result in United States federal income tax consequences different from those discussed below.
      The following discussion of the material United States federal income tax consequences of the ownership of our shares is for general information only and is not tax advice. If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any United States federal estate and gift tax consequences and any consequences arising under the laws of any other taxing jurisdiction.
      As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is

•	an individual U.S. citizen or resident,

•	a corporation or other entity taxable as a corporation, for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.
      If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are urged to consult your tax advisor.
Distributions
      Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his ordinary shares and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will be treated as “passive income” and foreign source income for purposes of computing allowable foreign tax credits for United States federal income tax purposes.
      Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Noncorporate Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Noncorporate Holders at preferential tax rates (generally, through 2010) provided that (1) the ordinary shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market); (2) we are not a passive foreign investment company (as discussed below) for the taxable year during which the dividend is paid or the immediately preceding taxable year; (3) the U.S. Noncorporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares becomes ex-dividend; (4) the U.S. Noncorporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (5) the U.S. Noncorporate Holder has not elected to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential rates in the hands of a U.S. Noncorporate Holder, although we believe that they will be so eligible.
Sale, Exchange or Other Disposition of Ordinary Shares
      Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss generally will be capital gain or capital loss and generally will be treated as U.S.-source income or loss for purposes of computing any allowable U.S. foreign tax credit. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Noncorporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Application of Passive Foreign Investment Company Rules
      Special United States federal income tax rules apply to a U.S. Holder who holds stock in a foreign corporation classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a holder if, for any taxable year in which such U.S. Holder held our ordinary shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income, or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.
      We must apply these tests by taking into account our proportionate share of the gross income and assets of any corporation in which we own, directly or indirectly, 25% or more of the value of the stock. For purposes of these tests, “passive income” generally includes dividends, interest and income equivalent to interest, royalties and rents (other than certain royalties and rents earned in the active conduct of a trade or business), annuities, gains from assets that produce passive income or certain assets that do not produce income (e.g., certain investment assets), certain gains from transactions in commodities or foreign currencies, and income from notional principal contracts.
      Based on a review of our assets and income, including our projected assets and income for the remainder of 2006 and future years, we believe that we will not be a PFIC for 2006 or any subsequent year. However, our status as a PFIC in any year will depend on our assets and income for that year, which will not be determinable until after the close of that year. Accordingly, there can be no assurance that we will not be treated as a PFIC in 2006 or any subsequent year.
      If we were treated as a PFIC for any taxable year during a U.S. Holder’s holding period for our ordinary shares, then, subject to the “qualified electing fund” (“QEF”) and mark-to-market rules described below, gains realized by the U.S. Holder on a sale, exchange or disposition of our ordinary shares and certain “excess distributions” received by the U.S. Holder with respect to our ordinary shares would be taxed under special “interest charge” rules. Under these rules, (i) such gains and excess distributions would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income, (iii) the amount allocated to each other year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and (iv) an interest charge for the deemed benefit of the deferral of taxes would be imposed with respect to the resulting tax attributable to each such other year. For this purpose, a distribution is an “excess distribution” to the extent that the total distributions received by the U.S. Holder with respect to his shares in a given year exceed 125% of the average annual distributions received with respect to such shares during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the shares).
      If a U.S. Holder makes a QEF election with respect to our ordinary shares, then for any year in which we are a PFIC the U.S. Holder must include in income his pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are distributed. If a U.S. Holder’s QEF election is in effect for each year in his holding period for our ordinary shares during which we are a PFIC, the U.S. Holder will not be subject to the interest charge rules described above. A QEF election generally must be made on or before the due date for a U.S. Holder’s federal income tax return for the first year to which the QEF election is to apply. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. If we determine that we are a PFIC for any particular year, we will supply a PFIC annual information statement, for each applicable year, to any U.S. Holder or former

U.S. Holder who requests it. We will notify U.S. Holders if we become aware that we are a PFIC in any taxable year. U.S. Holders should consult their own advisors regarding the procedures for and consequences of making a QEF election.
      A U.S. Holder of shares of a PFIC that are regularly traded on a qualified exchange may elect to account for his shares on a mark-to-market basis. We anticipate that this election would be available for our ordinary shares. A U.S. Holder making this election would not be subject to the interest charge rules for any year for which the election was in effect. Instead, the U.S. Holder would include as ordinary income for each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his ordinary shares would be adjusted to reflect any such income or loss amount taken into account. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
      If, on the date of death of a U.S. Holder owning our ordinary shares, we were classified as a PFIC and the U.S. Holder did not have a QEF or mark-to-market election in effect, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
      A U.S. Holder will be required to file IRS Form 8621 if he holds our ordinary shares in any year in which we are classified as a PFIC.
United States Federal Income Taxation of Non-U.S. Holders
      A beneficial owner of ordinary shares (other than a partnership) that is not a U.S. person is referred to herein as a “Non-U.S. Holder.”

Dividends on Ordinary shares
      Subject to the potential application of the anti-inversion rules discussed below, non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our ordinary shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Ordinary shares
      Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

      If the Non-U.S. Holder is engaged in a U.S. trade or business for United States federal income tax purposes, the income from the ordinary shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business generally will be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Application of Anti-Inversion Rules
      Under certain “anti-inversion” rules, if a foreign corporation acquires substantially all the properties of a U.S. corporation and, after the acquisition, the former shareholders of the U.S. corporation own 80% or more of the stock of the foreign corporation by virtue of their ownership of the U.S. corporation’s stock, the foreign corporation may be treated as a U.S. corporation for U.S. federal tax purposes. If we were treated as a U.S. corporation, dividends paid by us to Non-U.S. Holders generally would be subject to a 30% withholding tax, subject to possible reduction under an income tax treaty between the United States and the Non-U.S. Holder’s country of residence. In addition, in that event our ordinary shares would be deemed to be situated within the United States for purposes of the U.S. federal estate tax, and would be includible in the gross estate of a Non-U.S. Holder for purposes of that tax.
Backup Withholding and Information Reporting
      In general, dividend payments, or other taxable distributions, made within the United States (or outside the United States, if we are treated as a U.S. corporation under the anti-inversion rules) to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments or distributions to a non-corporate U.S. Holder also may be subject to backup withholding tax, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
      A Non-U.S. Holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such a holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information requirements will not apply, however, if the broker has documentary evidence in its records that such holder is a non-U.S. person and certain other conditions are met, or such holder otherwise establishes an exemption. Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s United States federal income tax liability by filing a refund claim with the IRS.

British Virgin Islands Taxation
      We, all dividends, interest, rents, royalties, compensations and other amounts paid by us and capital gains realized with respect to any shares, debt obligations or other securities of ours are exempt from all provisions of the Income Tax Act (BVI). Further, no estate, inheritance, succession or gift tax is payable under BVI law with respect to any shares, debt obligations or other securities of ours.
      Unless and until we have an interest in land situated in the BVI, or own shares in a subsidiary which has an interest in land situated in the BVI, all instruments relating to transfers of property to or by us, all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from the payment of stamp duty in the BVI.
      Unless and until we become an employer in the BVI, we shall not be liable for any payroll tax under the Payroll Taxes Act, 2003.
      Holders who are not tax residents in the BVI will not be subject to any income, withholding, capital gains, estate or inheritance taxes in the BVI, with respect to our ordinary shares owned by them and dividends received on such ordinary shares.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC and William Blair & Company have severally agreed to purchase from us and the selling shareholders the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number of
Underwriters	Shares

Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C
SunTrust Capital Markets, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Avondale Partners, LLC

Total

      The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.
      We have been advised by the representatives of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $           per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.
      Berggruen Holdings North America Ltd., one of the selling shareholders, has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to  additional ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. Berggruen Holdings North America Ltd. will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are      % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

		Without	With Full
	Fee per	Over-Allotment	Over-Allotment
	Share	Exercise	Exercise

Discounts and commissions paid by us
Discounts and commissions paid by the selling shareholders		$	$
Total		$	$
      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          . We and the selling shareholders have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Deutsche Bank Securities Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      The restrictions in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters in connection with this offering; or

•	any ordinary shares issued upon exercise of options granted under existing employee share option plans.
      Our directors and executive officers and all of our shareholders, including the selling shareholders, have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares (including, without limitation, ordinary shares which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and ordinary shares which may be issued upon exercise of any option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares to the underwriters in connection with this offering;

•	transactions by persons relating to ordinary shares or other securities acquired in open market transactions after the completion of this offering, so long as no filing by any party with the SEC shall be required or voluntarily made in connection with subsequent sales of ordinary shares or other securities acquired in such open market transactions;

•	transfers by a person relating to ordinary shares or any security exercisable or convertible into ordinary shares as a bona fide gift and transfers by a person other than us by will or the laws of intestate succession, so long as (1) each recipient agrees in writing to be subject to the restrictions described in the immediately preceding paragraph, (2) the underwriters have been advised in writing at least two business days prior to the proposed transfer and (3) no filing by any party with the SEC shall be required or voluntarily made in connection with such transfer;

•	transfers by a person of ordinary shares or any security exercisable or convertible into ordinary shares to any trust, partnership or limited liability company for the direct or indirect benefit of such person for estate planning purposes, so long as (1) the trustee, partnership or limited liability company agrees in writing to be subject to the restrictions described in the immediately preceding paragraph, (2) any such transfer shall not involve a disposition for value and (3) no filing by any party with the SEC shall be required or voluntarily made in connection with such transfer;

•	transfers by a person to an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended), provided such affiliate agrees in writing to be subject to the restrictions described in the immediately preceding paragraph and that no filing by any party with the SEC shall be required or voluntarily made in connection with such transfer; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (and/or the modification of an existing trading plan), provided that no sales or other transfers occur under such plan during the restricted period described in the immediately preceding paragraph.
      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.
      In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.
      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.
      Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of this offering.
      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
      A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.
Pricing of this Offering
      Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares will be determined by negotiation among us, our principal shareholder and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.
      Each underwriter has represented that (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which on the date hereof includes the European Union plus Iceland, Norway and Liechtenstein (each, a ”Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the ”EU Prospectus Directive”) is implemented in that Relevant

Member State (the ”Relevant Implementation Date”) it has not made and will not make an offer of ordinary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an ”offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

LEGAL MATTERS
      The validity of the ordinary shares offered hereby will be passed upon for us by WSmiths, Tortola, BVI. Certain legal matters in connection with this offering will be passed upon for us by Greenberg Traurig, P.A., Ft. Lauderdale, Florida. The underwriters have been represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.
EXPERTS
      The consolidated financial statements and schedule of FGX International Holdings Limited as of January 1, 2005 and December 31, 2005, and for each of the fiscal years ended December 27, 2003, January 1, 2005 and December 31, 2005, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Magnivision, Inc. as of January 1, 2005 and for the twelve months then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
      We have not previously been subject to the reporting requirements of the Exchange Act. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares we are offering to sell pursuant to this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file periodic reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our web site at www.fgxi.com as soon as reasonably practicable after filing such documents with the SEC.
      The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the Public Reference Room maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. The SEC also maintains a web site (http://www.sec.gov) available to the public that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The registration statement of which this prospectus forms a part and the exhibits thereto may be obtained through the SEC’s web site. For further information pertaining to our company and the ordinary shares offered by this prospectus, reference is made to the registration statement.

INDEX TO FINANCIAL STATEMENTS

FGX INTERNATIONAL HOLDINGS LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of January 1, 2005, December 31, 2005 and September 30, 2006 (unaudited)	F-3
Consolidated Statements of Operations for Fiscal Years ended December 27, 2003, January 1, 2005 and December 31, 2005 and the nine months ended October 1, 2005 and September 30, 2006 (unaudited)	F-4

Consolidated Statements of Redeemable Preferred Stock, Shareholders’ Equity (Deficit), and Comprehensive Income (Loss) for the Fiscal Years ended December 27, 2003, January 1, 2005 and December 31, 2005 and the nine months ended September 30, 2006 (unaudited)
F-5
Consolidated Statements of Cash Flows for the Fiscal Years ended December 27, 2003, January 1, 2005 and December 31, 2005 and the nine months ended October 1, 2005 and September 30, 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
MAGNIVISION, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors’ Report	F-35
Consolidated Balance Sheet as of January 1, 2005	F-36
Consolidated Statement of Income for the twelve-month period ended January 1, 2005	F-37
Consolidated Statement of Stockholder’s Equity and Comprehensive Income for the twelve-month period ended January 1, 2005	F-38
Consolidated Statement of Cash Flows for the twelve-month period ended January 1, 2005	F-39
Notes to Consolidated Financial Statements	F-40

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
  FGX International Holdings Limited:
      We have audited the accompanying consolidated balance sheets of FGX International Holdings Limited and subsidiaries as of January 1, 2005 and December 31, 2005, and the related consolidated statements of operations, redeemable preferred stock, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the fiscal years ended December 27, 2003, January 1, 2005 and December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FGX International Holdings Limited and subsidiaries as of January 1, 2005 and December 31, 2005, and the results of their operations and their cash flows for the fiscal years ended December 27, 2003, January 1, 2005 and December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Providence, Rhode Island
March 31, 2006,
     except for notes 19 and 21
     which are as of October 24, 2006

FGX INTERNATIONAL HOLDINGS LIMITED
Consolidated Balance Sheets
January 1, 2005, December 31, 2005 and September 30, 2006
(In thousands except share and par value amounts)

	January 1,	December 31,	September 30,
	2005	2005	2006

			(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$5,938	12,568	10,450
Accounts receivable, less allowances of $22,203, $16,037 and $17,321 at January 1, 2005, December 31, 2005 and September 30, 2006, respectively	22,019	37,086	30,253
Inventories	25,965	28,021	29,748
Prepaid expenses and other current assets	4,160	3,896	5,384
Deferred tax assets	13,169	10,927	6,922

Total current assets	71,251	92,498	82,757

Property, plant and equipment, net	19,176	18,770	16,530

Other assets:
Goodwill	17,044	26,180	25,357
Intangible assets, net of accumulated amortization of $1,285, $10,561 and $16,260 at January 1, 2005, December 31, 2005, and September 30, 2006, respectively	75,304	58,637	52,938
Fair value of financial instrument	143	82	97
Other assets	5,242	4,991	6,845

Total assets	$188,160	201,158	184,524

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Revolving line of credit	$—	—	8,000
Current maturities of long-term obligations	2,970	1,150	5,695
Accounts payable	19,402	28,224	23,318
Accrued expenses	23,873	33,230	25,110
Accrued income taxes	1,766	1,224	1,397

Total current liabilities	48,011	63,828	63,520

Long-term obligations, less current maturities	96,771	201,190	195,708
Deferred tax liabilities	22,313	16,822	13,134
Minority interest	231	582	700

Commitments and contingencies (note 12)

Shareholders’ equity (deficit):
Common stock, $1.00 par value. Authorized 50,000 shares; issued and outstanding 59.06 shares at January 1, 2005; issued 62.90 shares and outstanding 61.13 shares at December 31, 2005 and September 30, 2006	—	—	—
Additional paid-in capital	66,212	—	1,265
Accumulated other comprehensive income	617	178	530
Accumulated deficit	(45,995)	(79,005)	(87,896)
Treasury stock, at cost, 0 shares, 1.77 shares and 1.77 shares at January 1, 2005, December 31, 2005 and September 30, 2006, respectively	—	(2,437)	(2,437)

Total shareholders’ equity (deficit)	20,834	(81,264)	(88,538)

Total liabilities and shareholders’ equity (deficit)	$188,160	201,158	184,524

See accompanying notes to consolidated financial statements.

FGX INTERNATIONAL HOLDINGS LIMITED
Consolidated Statements of Operations
Years ended December 27, 2003, January 1, 2005 and December 31, 2005
and nine months ended October 1, 2005 and September 30, 2006
(In thousands except share and per share amounts)

	Fiscal year ended			Nine months ended

	December 27,	January 1,	December 31,	October 1,	September 30,
	2003	2005	2005	2005	2006

				(unaudited)
Net sales	$120,042	136,691	189,881	135,087	139,180
Cost of goods sold	69,254	74,800	90,567	64,655	69,871

Gross profit	50,788	61,891	99,314	70,432	69,309
Operating expenses:
Selling expenses	30,964	36,384	47,179	33,942	40,524
General and administrative expenses	16,909	21,038	26,449	20,901	13,690
Amortization of acquired intangibles	—	1,285	9,276	6,957	5,699
Stock-based compensation charge	—	—	1,756	—	—
Legal settlement	—	3,000	—	—	—

Operating income	2,915	184	14,654	8,632	9,396
Other income (expense):
Interest expense	(1,554)	(3,784)	(12,472)	(6,788)	(16,101)
Other income (expense), net	(147)	28	(72)	44	78
Gain on sale of equity investment in joint venture	2,166	—	—	—	—

Income (loss) before income taxes	$3,380	(3,572)	2,110	1,888	(6,627)
Income taxes	997	2,960	4,031	3,305	2,145

Income (loss) before minority interest	2,383	(6,532)	(1,921)	(1,417)	(8,772)
Minority interest	53	179	351	75	119

Net income (loss)	$2,330	(6,711)	(2,272)	(1,492)	(8,891)

Basic earnings (loss) per share	$93,536.73	(112,355.60)	(38,358.94)	(25,262.44)	(145,444.14)

Basic weighted average shares outstanding	24.91	59.73	59.23	59.06	61.13

Diluted earnings (loss) per share	$89,788.05	(112,355.60)	(38,358.94)	(25,262.44)	(145,444.14)

Diluted weighted average shares outstanding	25.95	59.73	59.23	59.06	61.13

See accompanying notes to consolidated financial statements.

FGX INTERNATIONAL HOLDINGS LIMITED
Consolidated Statements of Redeemable Preferred Stock, Shareholders’ Equity (Deficit), and Comprehensive Income (Loss)
Years ended December 27, 2003, January 1, 2005 and December 31, 2005 and nine months ended September 30, 2006
(In thousands, except shares)

	Redeemable
	preferred stock
							Accumulated
			Common stock			Additional	other		Total
		Redemption			Treasury	paid-in	comprehensive	Accumulated	shareholders’	Comprehensive
	Shares	value	Shares	Par value	stock	capital	income (loss)	deficit	equity (deficit)	income (loss)

Balance, December 28, 2002	—	$—	5.23	$—	—	61,480	(487)	(41,614)	19,379	—
Stock-based compensation expense related to option granted to employees	—	—	—	—	—	140	—	—	140	—
Conversion of convertible debt to redeemable preferred stock, common stock and warrant, net of issuance costs of $409	1,000	1,000	17.30	—	—	3,592	—	—	3,592	—
Exercise of common stock warrant and surrender of redeemable preferred stock	(1,000)	(1,000)	37.42	—	—	1,000	—	—	1,000	—
Merger of FG Acquisition Corporation	—	—	—	—	—	321	—	—	321	—
Treasury stock acquired	—	—	—	—	(321)	—	—	—	(321)	—
Cancellation of treasury stock	—	—	—	—	321	(321)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—		—	676	—	676	676
Net income	—	—	—	—	—	—	—	2,330	2,330	2,330

Comprehensive income for the year ended December 27, 2003	—	—	—	—	—	—	—	—	—	3,006

Balance, December 27, 2003	—	—	59.95	—	—	66,212	189	(39,284)	27,117
To reflect change in reporting entity	—	—	(0.89)	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	428	—	428	428
Net loss	—	—	—	—	—	—	—	(6,711)	(6,711)	(6,711)

Comprehensive loss for the year ended January 1, 2005	—	—	—	—	—	—	—	—	—	(6,283)

Balance, January 1, 2005	—	—	59.06	—	—	66,212	617	(45,995)	20,834
Conversion of common shares in subsidiary to parent	—	—	1.33	—	—	—	—	—	—	—
Issuance of common shares from exercise of stock options	—	—	2.51	—	—	394	—	—	394	—
Redemption of common shares	—	—	(1.77)	—	(2,437)	—	—	—	(2,437)	—
Stock-based compensation expense for acceleration of stock options	—	—	—	—	—	1,756	—	—	1,756	—
Dividend paid to common shareholders	—	—	—	—	—	(68,362)	—	(30,738)	(99,100)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(439)	—	(439)	(439)
Net loss	—	—	—	—	—	—	—	(2,272)	(2,272)	(2,272)

Comprehensive loss for the year ended December 31, 2005	—	—	—	—	—	—	—	—	—	(2,711)

Balance, December 31, 2005	—	—	61.13	—	(2,437)	—	178	(79,005)	(81,264)
Stock-based compensation expense for vesting of stock options	—	—	—	—	—	1,265	—	—	1,265	—
Foreign currency translation adjustment	—	—	—	—	—	—	352	—	352	352
Net loss	—	—	—	—	—	—	—	(8,891)	(8,891)	(8,891)

Comprehensive loss for the nine months ended September 30, 2006	—	—	—	—	—	—	—	—	—	$(8,539)

Balance, September 30, 2006	—	$—	61.13	$—	(2,437)	1,265	530	(87,896)	$(88,538)

See accompanying notes to consolidated financial statements.

FGX INTERNATIONAL HOLDINGS LIMITED
Consolidated Statements of Cash Flows
Years ended December 27, 2003, January 1, 2005 and December 31, 2005
and nine months ended October 1, 2005 and September 30, 2006
(In thousands)

	Fiscal year ended			Nine months ended

	December 27,	January 1,	December 31,	October 1,	September 30,
	2003	2005	2005	2005	2006

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$2,330	(6,711)	(2,272)	(1,492)	(8,891)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,641	9,928	18,946	14,192	13,862
Gain on sale of equity investment in joint venture	(2,166)	—	—	—	—
Noncash stock option compensation	140	—	1,756	—	1,265
Minority interest	53	179	351	109	119
Deferred taxes	352	(963)	1,970	327	329
Loss on disposal of asset	—	—	—	—	543
Changes in assets and liabilities, net of acquired company:
Accounts receivable	(6,408)	11,183	(13,207)	45	6,547
Inventories	2,467	6,943	(1,654)	(1,970)	(1,428)
Prepaid expenses and other current assets	(376)	(110)	(464)	(41)	(1,563)
Other assets	155	212	4,201	1,222	(356)
Noncurrent assets	212	680	(328)	(487)	(1,361)
Accounts payable	(757)	(1,728)	9,034	(256)	(5,011)
Accrued expenses	2,719	(2,552)	587	1,087	(7,381)
Accrued income taxes	(533)	1,178	(516)	691	129

Net cash provided by (used in) operating activities	7,829	18,239	18,404	13,427	(3,197)

Cash flows from investing activities:
Purchases of property, plant and equipment	(6,331)	(7,385)	(8,969)	(4,680)	(6,376)
Proceeds from sale of equity investment in joint venture	249	—	—	—	—
Proceeds from sale of property, plant and equipment	—	170	168	168	—
Purchase of acquired business, net of cash acquired	—	(81,457)	—	—	—
Acquisition of trademarks including related costs	—	(882)	—	—	—

Net cash used in investing activities	(6,082)	(89,554)	(8,801)	(4,512)	(6,376)

Cash flows from financing activities:
Proceeds from issuance of convertible debt	5,000	—	—	—	—
Proceeds from merger	321	—	—	—	—
Repurchase of common stock	(321)	—	—	—	—
Net borrowings (repayments) under revolving note payable	(3,046)	(15,068)	—	—	8,000
Proceeds from issuance of long-term obligations	3,103	100,000	200,000	—	—
Payments on long-term obligations	(3,325)	(7,864)	(99,955)	(1,647)	(945)
Purchase of financial instrument	—	(250)	—	—	(93)
Payment of financing fees	—	(3,739)	(3,660)	—	—
Redemption of common stock	—	—	(87)	—	—
Dividends paid on common stock	—	—	(98,776)	—	—
Costs of equity issuance	(409)	—	—	—	—

Net cash provided by (used in) financing activities	1,323	73,079	(2,478)	(1,647)	6,962
Effect of exchange rate changes on cash and cash equivalents	336	376	(495)	(35)	493

Net increase (decrease) in cash and cash equivalents	3,406	2,140	6,630	7,233	(2,118)
Cash and cash equivalents, beginning of period	392	3,798	5,938	5,938	12,568

Cash and cash equivalents, end of period	$3,798	5,938	12,568	13,171	10,450

See accompanying notes to consolidated financial statements.

(1)	Reporting Entity and Nature of Business
      FGX International Holdings Limited (the Company) is a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with distribution primarily in the mass merchandise, chain drug store and chain grocery store channels in North America and the United Kingdom.
      The Company was incorporated in 2004 as an International Business Company under the laws of the British Virgin Islands as part of a corporate reorganization designed to integrate AAi.FosterGrant, Inc., a Rhode Island corporation, with Magnivision, Inc., a Delaware corporation, which was acquired on October 1, 2004. The consolidated financial statements as of and for the fiscal year ended December 27, 2003 as well as the first nine months of the fiscal year ended January 1, 2005, reflect the financial position and results of operations of AAi.FosterGrant, Inc. only. The operating results of Magnivision, Inc. have been included in the consolidated financial statements of the Company beginning on October 1, 2004, the date of acquisition.

(2)	Significant Accounting Policies

(a)	Principles of Consolidation
      The consolidated financial statements include the results of operations of the Company as well as those companies in which the Company has majority ownership or control. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest payable represents the minority partners’ accumulated earnings in our joint venture in Mexico.

(b)	Fiscal Year-End
      The Company’s fiscal year-end is the Saturday closest to December 31. Fiscal years 2003 and 2005 were 52 week periods and fiscal year 2004 was a 53 week period.

(c)	Cash and Cash Equivalents
      Cash equivalents of $1,533, $4,640 and $1,872 at January 1, 2005, December 31, 2005 and September 30, 2006, respectively, consist of overnight repurchase agreements and certificates of deposits with an initial term of less than three months. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(d)	Inventories
      Inventories are stated at the lower of cost (first-in, first-out) or market and consist of finished goods. During fiscal years 2003, 2004, and 2005, the Company increased its inventory reserve for excess and potentially obsolete inventory by $0.3 million, $4.7 million, and $1.4 million, respectively. During the nine months ended October 1, 2005 and September 30, 2006, the Company increased its inventory reserve for excess and potentially obsolete inventory by $1.0 million and $1.3 million, respectively. Inventory reserve adjustments are considered permanent decreases to the cost basis of the inventory and are recorded in cost of goods sold in the Company’s Consolidated Statements of Operations.

(e)	Advertising Costs
      Advertising costs, which are included in selling expenses, are expensed when the advertisement first takes place. Advertising expense was approximately $0.7 million, $0.9 million, and $1.3 million for the fiscal years 2003, 2004, and 2005, respectively. Advertising expense was approximately $1.1 million and $0.9 million for the nine months ended October 1, 2005 and September 30, 2006, respectively.

(f)	Property, Plant and Equipment
      Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives indicated below. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset.

Asset classification	Estimated useful life

Building and improvements	10-20 years
Display fixtures	1-3 years
Furniture, fixtures and equipment	3-5 years
Leasehold improvements	Shorter of useful life or lease term

(g)	Goodwill and Other Intangible Assets
      Goodwill represents the excess of cost over the fair value of the net tangible assets and identifiable intangible assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset or asset group is not recoverable from its undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset or asset group. The Company evaluates its long-lived assets if impairment indicators arise. The Company evaluates each of its reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.
      Intangible assets consist of trademarks, customer relationships and patents. Trademarks, customer relationships and patents, acquired in business combinations, are recorded at their estimated fair value at the date of the combination. The Company has determined that currently owned trademarks have indefinite useful lives, customer relationships have an estimated useful life of 15.25 years and patents have an estimated useful life of 4.25 years. The Company is amortizing the recorded amount of the customer relationships on an accelerated basis and the patents on a straight-line basis over their estimated useful lives. The amortization method of the customer relationships is accelerated based on a projected economic value of the asset over its useful life.

(h)	Revenue Recognition
      Sales are recognized when revenue is realized or realizable and has been earned. The Company’s policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. In addition, prior to revenue recognition, the Company requires persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. A provision for anticipated returns is recorded as a reduction of sales in the same period that the revenue is recognized in accordance with FASB Statement No. 48, Revenue Recognition When Right of Return Exists.
      The Company accounts for certain customer promotional payments, volume rebates, cooperative advertising, product placement fees and other discounts as a reduction of revenue under the guidance issued by the Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) in Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products, Issue No. 00-14, Accounting for Certain Sales Incentives, and Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The Company also enters into multi-year supply agreements with many of its customers that often have minimum purchase requirements. Upfront payments and credits to our customers associated with these multi-year agreements are recorded to “Other assets” in our Consolidated Balance Sheets and are recorded net of accumulated amortization. Amortization of these payments and credits is recorded as earned by our customers over the contract term and are recorded as a reduction of revenue. When the payment or credit has been fully amortized the asset and related amortization are written off. Amortization estimated to be earned by our customers and charged to operations during the next twelve months are classified as “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.

(i)	Shipping and Handling
      Shipping and handling costs are recorded as a component of cost of goods sold. Any shipping and handling billed to customers is recognized as a component of net sales. Shipping and handling billed to customers is not significant for any of the periods presented.

(j)	Earnings per Share
      Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common shares at the average market price during the period. Potential common shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation.

	Fiscal Year			Nine Months

	2003	2004	2005	2005	2006

				(Unaudited)
Basic weighted average shares outstanding	24.91	59.73	59.23	59.06	61.13
Net effect of dilutive potential common shares outstanding based on the treasury stock method using the average market price	1.04	—	—	—	—

Diluted weighted average shares outstanding	25.95	59.73	59.23	59.06	61.13

Antidilutive potential common shares excluded from the computation above	—	5.37	4.39	5.37	4.39

(k)	Employee Stock-Based Compensation
      In 2004, the Company’s shareholders approved the 2004 Key Executive Stock Option Plan, which is described more fully in note 10. As permitted by FASB Statement No. 123 (“Statement 123”) as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation, the Company has accounted for this plan under the recognition and measurement principles of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees and Related Interpretations through December 31, 2005.
      The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation.

		Fiscal Year
					Nine Months
		2003	2004	2005	2005

		(in thousands except per share amounts)			(unaudited)
Net income (loss)	As reported	$2,330	(6,711)	(2,272)	(1,492)
Add compensation expense recognized during the period		140	—	1,756	—
Deduct total stock-based employee compensation expense determined under fair value based method for all awards		(140)	(108)	(1,924)	(152)

Net income (loss)	Pro forma	$2,330	(6,819)	(2,440)	(1,644)

Basic earnings (loss) per share	As reported	$93,536.73	(112,355.60)	(38,358.94)	(25,262.44)

	Pro forma	93,536.73	(114,163.74)	(41,195.34)	(27,836.10)

Diluted earnings (loss) per share	As reported	$89,788.05	(112,355.60)	(38,358.94)	(25,262.44)

	Pro forma	89,788.05	(114,163.74)	(41,195.34)	(27,836.10)

      The pro forma effect on net earnings for fiscal 2003, 2004 and 2005 and nine months ended October 1, 2005 is not representative of the pro forma effect on net income in future years. The weighted average fair value of stock options granted during fiscal 2004 and 2005 was $94,992.31, $683,601.19 per share, respectively. No options were granted either in 2003 or in the first nine months of 2005. The Company estimates the fair value of each option as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions used for grants in fiscal 2004 and 2005:

	Fiscal

	2004	2005

Expected volatility	48.1%	45.0%
Dividend yield	—	—
Risk-free interest rate	4.2	4.4
Expected life (years)	6.3	7.0
      Under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, $140, $0 and $1,756 of stock-based employee compensation was reflected in net income (loss) and additional paid-in capital for stock options in fiscal 2003, 2004 and 2005, respectively. These options were issued to members of management, and are attributable to the general and administrative functions of the Company. Under the 2004 Key Executive Stock Option Plan, time-based stock option awards vest based on a specific vesting schedule applicable to each option grant and have a term of ten years.

      The Company accounts for its nonemployee stock-based compensation awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. There have been no nonemployee stock-based compensation awards issued during fiscal years 2003, 2004 or 2005.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement No. 123 as amended by No. 148, Accounting for Stock-Based Compensation. Statement No. 123R supercedes APB Opinion No. 25. Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.
      Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123(R), using the modified-prospective transition method. Under this transition method, compensation cost in 2006 and future periods would include: (a) compensation costs for all share-based payments granted through December 31, 2005, but for which the requisite service period has not been completed as of December 31, 2005 based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant date fail value estimated in accordance with the provisions of FAS 123(R). Results for the prior periods have not yet been restated.

(l)	Comprehensive Income (Loss)
      Comprehensive income (loss) is defined in FASB Statement No. 130, Reporting Comprehensive Income, as the change in equity of a business enterprise during the period from transactions and other events and circumstances from nonowner sources. The difference between comprehensive income and net income (loss) represents foreign currency translation adjustments.

(m)	Concentration of Credit Risk
      Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. A significant portion of the Company’s business activity is with domestic mass merchandisers whose ability to meet their financial obligations is dependent on economic conditions germane to the retail industry. At its discretion, the Company sells products to certain customers in bankruptcy. To reduce credit risk, the Company routinely assesses the financial strength of its customers and maintains credit insurance on substantially all of its domestic and Canadian accounts receivable.

(n)	Disclosure of Fair Value of Financial Instruments
      The Company’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, an interest rate cap contract, accounts payable and debt. The carrying amounts of the Company’s financial instruments approximate fair value due to either their short-term nature and or market rates of interest.

(o)	Use of Estimates
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangibles and goodwill, and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

(p)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      Deferred income taxes have not been provided for the undistributed earnings of the Company’s foreign subsidiaries as such undistributed earnings are considered to be permanently reinvested.

(q)	Recapitalizations and Reverse Stock-Split
      In September 2003, AAi.FosterGrant, Inc., now a subsidiary of the Company, amended its Articles of Incorporation to increase its authorized shares from 5.0 million to 13.0 million shares (pre-reverse stock split basis), of which 12.8 million shares were designated as Common Stock and 200,000 shares as Preferred Stock, both at par values of $0.01. On September 30, 2003, the shareholders approved a 200,000 to 1 reverse stock split. On October 28, 2003, AAi.FosterGrant, Inc. amended its Articles of Incorporation to decrease the number of authorized shares to 100,000, of which 98,000 shares were designated as Common Stock and 2,000 shares as Preferred Stock, both at par values of $0.01. Upon the creation of FGX International Holdings Limited, its Articles of Incorporation authorized 50,000 common shares at a par value of $1.00 per share. All references in the consolidated financial statements to the number of shares and to per share amounts have been retroactively restated to reflect these changes.

(r)	Derivative Instruments
      FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in an international operation.
      The Company has a derivative financial instrument in place to control interest rate exposure on its variable rate indebtedness. The Company has determined that this derivative financial instrument (interest rate cap) does not qualify as an effective hedge for accounting purposes under SFAS No. 133. Because the instrument has been deemed to be not effective, the change in the fair value of the instrument from one period to another has been recorded in “Interest expense” in the accompanying consolidated statement of operations with an offsetting entry to “Fair Value of Financial Instrument” in the accompanying consolidated balance sheets. On a quarterly basis, the Company obtains a valuation report from a third party to determine the fair value.

(s)	Supplemental Cash Flow Disclosures
      Cash paid during fiscal years 2003, 2004 and 2005 for interest and income taxes is as follows:

	Fiscal			Nine Months

	2003	2004	2005	2005	2006

				(Unaudited)
Interest	$1,568	1,686	8,264	4,675	15,950
Income taxes	1,168	2,476	1,862	1,593	2,365
      The Company had the following noncash activities related to acquired equipment financed with capital lease obligations for fiscal years 2003, 2004 and 2005:

Fiscal:
2003	$783
2004	108
2005	297
Nine months:
2005	$297
2006	—
      The Company also had the following noncash activities:
      Fiscal 2003:

•	In connection with an investment transaction (note 16), accounts payable to the joint venture entities totaling $1,044 was offset by the majority equity partner as a portion of the consideration for the sale of the Company’s equity ownership percentage in four entities to the majority equity partner.

•	A Company subsidiary, AAi.FosterGrant, Inc., issued 37 shares of common stock for the cashless exercise of a warrant (note 10).
      Fiscal 2005:

•	In connection with a severance agreement with a former member of management, the redemption of common stock totaling $2,279, net of $70 in cashless exercise of vested stock options, is payable in the form of a promissory note over a period of 24 months (see notes 8 and 14).

•	Three members of management executed cashless exercises of the vested portion of their stock options totaling $324. The cashless exercises were netted against the dividends issued to these individuals (see notes 10 and 15).

•	The Company accrued approximately $6.0 million and increased goodwill related to a tentative resolution to a disputed working capital adjustment (note 3(a)).
      Nine Months ended September 30, 2006:

•	The Company concluded the settlement of the working capital adjustment and accordingly reduced the accrual and reduced goodwill by approximately $0.8 million (note 21).

(3)	Acquisitions

(a)	Magnivision, Inc.
      On October 1, 2004, the Company, through a subsidiary, acquired all of the outstanding common shares of Magnivision, Inc., the leading domestic designer and marketer of non-

prescription reading glasses, for cash consideration of approximately $81.5 million. The cash consideration includes direct acquisition costs, but excludes deferred financing costs of $3.7 million, which were capitalized and had been included as “Other assets” on the accompanying consolidated balance sheet for the fiscal year ended January 1, 2005. The unamortized balance of the financing costs of $2.9 million were subsequently recorded to interest expense in the fiscal year ended December 31, 2005, in conjunction with a debt refinancing with a new syndicate of lenders in December 2005. The purchase price of the acquisition included a working capital adjustment. The determination of this working capital adjustment was disputed and brought to binding arbitration in 2005. The arbitrator reached a tentative decision on March 18, 2006, which required the Company to pay an additional purchase price of approximately $6.0 million. The Company accounted for this tentative resolution in fiscal 2005 as an adjustment to the purchase price by increasing “Goodwill” and “Accrued expenses” in the accompanying December 31, 2005 consolidated balance sheet. The cost of the acquisition was approximately $87.5 million as of December 31, 2005. (see Note 21).
      Magnivision’s results of operations have been included in the consolidated statement of operations from October 1, 2004, which was the date of acquisition.
      The following is a presentation reflecting the finalized purchase price allocation of the assets acquired and liabilities assumed in connection with the purchase of the common stock of Magnivision, Inc., which includes transaction costs, as of October 1, 2004:
Assets Acquired and Liabilities Assumed
as of October 1, 2004

Cash and cash equivalents	$—
Accounts receivable	3,300
Inventories	11,800
Deferred tax assets	13,100
Other current assets	3,800

Total current assets	32,000
Property and equipment	5,900
Trademark	11,700
Patents	2,900
Customer relationships	43,500
Goodwill	24,200
Other assets	1,200

Total assets acquired	121,400

Accounts payable and accrued taxes	2,600
Accrued expenses	8,400

Total current liabilities	11,000
Deferred tax liabilities	22,900

Total liabilities	33,900

Net assets acquired	$87,500

      In 2005, the Company obtained an independent, third-party valuation of the identifiable intangible assets acquired, which included customer relationships, trademarks and patents. Upon receipt of the third-party valuation the Company adjusted the January 1, 2005 preliminary allocation by increasing goodwill by $7,400, decreasing trademarks by $14,000, increasing patents by $2,900, and increasing customer relationships by $3,700. The Company has allocated approximately $43.5 million of the purchase price to customer relationships and recognized $1,285 and $8,551 of related amortization for the fiscal year ended January 1, 2005 and December 31, 2005, respectively. The fiscal 2004 amortization was based on a preliminary allocation of $39.8 million. The customer list has an estimated useful life of approximately 15.25 years and is being amortized to expense, on an accelerated basis, over that period in the consolidated statement of operations. The patents have an estimated useful life of approximately 4.25 years and are being amortized to expense, on a straight-line basis, over that period in the consolidated statement of operations. During fiscal year ended December 31, 2005, the Company recorded amortization of $725 related to patents. No amortization expenses was recorded related to patents during the fiscal year ended January 1, 2005 as the independent, third-party valuation was not completed until fiscal 2005. The trademarks have been deemed to have indefinite lives and therefore are not being amortized, but rather assessed for potential impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The acquired intangibles and goodwill are not deductible for tax purposes.
      Included in the liabilities assumed in connection with the purchase of the common stock of Magnivision, Inc. is $6,268 in estimated costs of exiting a duplicate facility in Miramar, Florida. This lease terminates in April 2011. The initial calculation and subsequent evaluations of this lease liability contains uncertainty since we must use judgment to estimate the timing and duration of future vacancy periods and the amount and timing of potential future sublease income. Our estimated liability relating to this lease assumes a sublease beginning in the third quarter of 2007 through the term of our lease commitment. When estimating these costs and their related timing, we consider a number of factors, which include, but are not limited to, the location and condition of the property, the specific marketplace demand and general economic conditions. The liability as of January 1, 2005, which was based on an initial estimate, was $3,300. During fiscal 2005, the Company revised the estimate to increase the liability by $2,968 due to a revision of sublease assumptions and made payments of $1,571. The liability as of December 31, 2005 is $4,697, which is included in accrued expenses in the Consolidated Balance Sheet.
      The following pro forma results assumes that the combined results of operations have been provided for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined companies for the periods presented or that will be achieved by the combined companies in the future. The pro forma results assumes that the acquisition of Magnivision, Inc. occurred at the beginning of the period presented. Such results have been prepared by adjusting the historical results of the Company to include the historical results of Magnivision, the incremental interest expense and amortization of intangible assets, adjusted for tax. These results do not include any cost savings that resulted from the combination of the Company and Magnivision or any integration costs.

2004

Pro forma:
Net sales	$183,436
Net loss	(4,382)
Basic loss per share	$(73,363.47)
Diluted loss per share	(73,363.47)

(b)	Trademarks of Gargoyles, Inc.
      On December 30, 2003, the Company acquired several brands of eyewear including: Gargoyles, Angel, Anarchy, G-Force and Idol-Eyez. The purchase price is based upon net sales volume generated by the brands from the purchase date through December 2006. An initial $750 nonrefundable advance against the purchase price was made at the closing. Based on cumulative net sales through December 31, 2005, no further payments have been required. We do not expect to make any additional payments upon the expiration of the measured sales period ending December 31, 2006. The purchase price, along with related legal costs, was recorded as a trademark of $882 in the fiscal year ended January 1, 2005.

(4)	Property, Plant and Equipment

	January 1,	December 31,	September 30,
	2005	2005	2006

			(Unaudited)
Property, plant and equipment:
Land	$1,233	1,233	1,233
Building and improvements	5,946	5,924	6,123
Display fixtures	16,279	21,849	23,566
Furniture, fixtures and equipment	15,969	15,508	16,011
Leasehold improvements	2,908	2,893	2,893
Equipment under capital lease	3,384	3,634	3,671

	45,719	51,041	53,497
Less accumulated depreciation	26,543	32,271	36,967

	$19,176	18,770	16,530

(5)	Goodwill and Other Intangible Assets
      At January 1, 2005, December 31, 2005 and September 30, 2006, goodwill totaled $17,044, $26,180 and $25,357, respectively. The increase in goodwill in 2005 is the result of the original tentative resolution to a purchase price adjustment related to working capital, as well as the finalization of the purchase price allocation related to the Magnivision, Inc. acquisition in fiscal 2005. The decrease in goodwill in 2006 is the result of the final settlement of the working capital adjustment (note 21). Other intangible assets were as follows:

		January 1, 2005		December 31, 2005
	Weighted
	Average	Gross		Gross
	Amortization	Carrying	Accumulated	Carrying	Accumulated
	Period	Amount	Amortization	Amount	Amortization

Patents	4.25 years	$—	—	2,900	725
Customer relationships	15.25 years	39,849	1,285	43,531	9,836

Total amortizable intangible assets	14.56 years	39,849	1,285	46,431	10,561

Trademarks		36,740	—	22,767	—

Total intangible assets		$76,589	1,285	69,198	10,561

		September 30, 2006
	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization

Patents	4.25 years	$2,900	1,269
Customer relationships	15.25 years	43,531	14,991

Total amortizable intangible assets	14.56 years	46,431	16,260

Trademarks		22,767	—

Total intangible assets		$69,198	16,260

      The allocation of the Magnivision purchase price in the January 1, 2005 consolidated balance sheet was preliminary and was adjusted in fiscal 2005 upon receipt of the final valuation prepared by an independent third party.
      The Company has recorded amortization of $0, $1,285 and $9,276 for its customer relationships and patents during the fiscal years ended December 27, 2003, January 1, 2005, and December 31, 2005, respectively. The Company has recorded amortization of $6,957 and $5,699 for its customer relationships and patents during the nine months ended October 1, 2005 and September 30, 2006, respectively. Estimated annual amortization expense for the next five years and thereafter is as follows and there are no expected residual values related to these amortizable intangible assets:

Years:
2006	$7,597
2007	6,172
2008	5,182
2009	3,632
2010	2,924
Thereafter	10,363

$35,870

      Goodwill and Trademarks are not being amortized as they have been determined to have indefinite lives.

(6)	Accrued Expenses
      Accrued expenses are comprised of the following as of January 1, 2005, December 31, 2005 and September 30, 2006:

	January 1,	December 31,	September 30,
	2005	2005	2006

			(Unaudited)
Additional purchase price consideration (notes 3(a) and 21)	$—	5,975	4,907
Accrued customer allowances	7,917	13,479	9,733
Accrued lease obligation (note 3(a))	3,300	4,697	3,280
Other	12,656	9,079	7,190

	$23,873	33,230	25,110

(7)	Credit Agreements
      On December 9, 2005, the Company entered into a new credit agreement (“December 2005 Credit Agreement”), which replaced the agreement dated October 1, 2004 (“October 2004 Credit Agreement”). The December 2005 Credit Agreement is comprised of a first lien term loan of $150.0 million (“First Lien Term Loan”), a second lien term loan of $50.0 million (“Second Lien Term Loan”) (collectively the “Term Loans”) and a revolving commitment that is limited to $15.0 million (the “Revolver”). Borrowings under the December 2005 Credit Agreement are limited to the lesser of $215.0 million or the outstanding balance of the Term Loans plus the revolver. For each component of the facility, the Company has the option of electing a prime plus or LIBOR plus interest rate. Amounts due under the December 2005 Credit Agreement are collaterized by a pledge of 100% of the Company’s capital stock and mortgages on, substantially all of the Company’s tangible and intangible assets and the tangible and intangible assets.
      The Company used proceeds from the Term Loans to fund a dividend to its common shareholders (note 15) and repay amounts outstanding under the Company’s October 2004 Credit Agreement.
      The First Lien Term Loan as of December 31, 2005 bears interest at the bank’s prime rate (7.25% as of December 31, 2005 and 8.25% as of September 30, 2006) plus 3% or LIBOR (4.5% as of December 31, 2005 and 5.39% as of September 30, 2006) plus 4%. The First Lien Term Loan is due in 23 consecutive quarterly graduating installments ranging from $1,500 to $2,625 commencing in March 31, 2007. A remaining and final installment of $97,125 is due in December 2012. As of December 31, 2005 and September 30, 2006, $150 million of the First Lien Term Loan is outstanding.
      The Second Lien Term Loan as of December 31, 2005 bears interest at the bank’s prime rate (7.25% as of December 31, 2005 and 8.25% as of September 30, 2006) plus 6.75% or LIBOR (4.5% as of December 31, 2005 and 5.39% as of September 30, 2006) plus 7.75%. The Second Lien Term Loan is due in a single installment on December 9, 2013. As of December 31, 2005 and September 30, 2006, $50 million of the Second Lien Term Loan is outstanding.
      Interest on the Term Loans is due either on the last day of March, June, September, and December for borrowings under the banks prime rate, or the end of the LIBOR term elected (up to 90 days) for borrowings under the LIBOR based rate. In connection with the December 2005 Credit Agreement, the Company paid $3.7 million in fees. These fees were capitalized and were reported as Other assets in the Consolidated Balance Sheet as of December 31, 2005. These fees are being amortized to interest expense over the term of the agreement.
      The revolving commitment bears interest at the bank’s prime rate (7.25% as of December 31, 2005 and 8.25% as of September 30, 2006) plus 3% or LIBOR (4.5% as of December 31, 2005 and 5.39% as of September 30, 2006) plus 4% and carries a commitment fee of 0.5% per annum. The revolving commitment matures on September 30, 2009. Amounts outstanding on the Revolver was $0 and $8.0 million at December 31, 2005 and September 30, 2006.
      The December 2005 Credit Agreement stipulates that the Company comply with leverage ratios covenants and an interest coverage ratio covenant. As of December 31, 2005, the Company was in compliance with the financial covenants. This Credit Agreement limits the payment of dividends to $100 million in aggregate over the term of the agreement. As of December 31, 2005, $99.1 million in dividends have been declared and paid (note 15). The Company must also comply with certain administrative covenants, including furnishing audited financial statements to the lenders within 90 days of fiscal year end. As a result of the timing of the Company’s preparing to register shares in a public offering, the Company was not able to meet the 90 day requirement. However, audited financial statements were furnished to the lenders within the allowed thirty day cure period as described in the December 2005 Credit Agreement. As of September 30, 2006, the Company is in compliance with the required restrictive covenants.
      Simultaneous with the closing of the Magnivision acquisition on October 1, 2004, the Company entered into an October 2004 Credit Agreement, which replaced the credit agreement dated September 3, 2003. The October 2004 Credit Agreement has subsequently been refinanced with the December 2005 Credit Agreement. Borrowings under the October 2004 Credit Agreement were limited to the lesser of $115.0 million or the outstanding balance of the term loans plus the revolver. The term loans were comprised of two traunches. The Traunche A Term Loan of $9.8 million as of January 1, 2005 bore interest at the bank’s prime rate (5.25% as of January 1, 2005) plus 3.5% or LIBOR (2.39% as of January 1, 2005) plus 4.5%. The Traunche A Term Loan was due in 20 consecutive quarterly installments commencing on December 31, 2004. The Traunche B Term Loan of $89.8 million as of January 1, 2005 bore interest at the bank’s prime rate plus 4.0% or LIBOR plus 5%. The Traunche B Term Loan was due in 24 consecutive quarterly installments commencing on December 31, 2004. The revolving commitment was limited to $15.0 million and bore interest at the bank’s prime rate plus 3.5% or LIBOR plus 4.5%. The Company had the option of electing the rate. The Company used proceeds from the term loans to fund the purchase of Magnivision and repay amounts outstanding under the Company’s former Credit Agreement dated September 3, 2003. Amounts due under the October 2004 Credit Agreement were secured by a mortgage on the Company’s Smithfield, Rhode Island property, and substantially all assets of the Company and its domestic, Canadian, and United Kingdom subsidiaries including accounts receivable, inventory, equipment, and trademarks. The October 2004 Credit Agreement was subject to a leverage ratio and interest coverage ratio covenant. As of January 1, 2005, the Company was in compliance with the financial covenants and had no outstanding revolver balance under this credit facility. The Company had unused availability of $15 million as of January 1, 2005.
      On September 3, 2003 the Company entered into a Senior Credit Facility with its bank. This Credit Agreement has subsequently been refinanced with the October 2004 Credit Agreement. Borrowings under the Senior Credit Facility were limited to the lesser of $40.0 million or the outstanding balance of the terms loans plus the borrowing base, which was defined as a percentage of eligible accounts receivable and eligible inventories, reduced by outstanding letters of credit. Revolving credit borrowings bore interest at the bank’s prime rate (4.0% as of December 27, 2003) plus 1.25% or LIBOR (1.13% as of December 27, 2003) plus 3.0%. The Company had the option of electing the rate; however, the use of LIBOR was limited to $15.0 million of borrowings. The applicable margins over the prime rate for the revolver and LIBOR were adjusted quarterly effective April 3, 2004 and were based upon the Company’s funded debt to EBITDA ratio. Amounts due under the Senior Credit Facility were secured by a mortgage on the Company’s Smithfield, Rhode Island property, and substantially all assets of the Company and its domestic, Canadian, and United Kingdom subsidiaries including accounts receivable, inventory, equipment, and trademarks.

Financial Instrument
      As required by the October 2004 Credit Agreement, and to manage the interest rate risk related to fluctuations in LIBOR, the Company entered into an interest rate cap agreement (the Cap) with a financial institution on November 22, 2004 in order to cap the LIBOR component of the interest rate at 5.25%. The Cap covered 50% of the scheduled principal balance of the term loans through December 31, 2007. The Cap had been deemed to be not effective for accounting purposes according to Statement of Financial Accounting Standards (SFAS) No. 133 Accounting for Derivative Instruments and Hedging Activities as modified by SFAS No. 138 Accounting for Derivative Instruments and Certain Hedging Activities.

      The Company made an initial investment of $250 to enter into the Cap, which was recorded in the financial statements in “Fair value of Financial Instruments.” Because the hedge has been deemed not effective for accounting purposes, the change in fair value of the Cap (unrealized gain or loss) from one period to another has been recorded in “Interest Expense” in the accompanying consolidated statement of operations with an offsetting entry to the “fair value of financial instrument” in the accompanying consolidated balance sheet. On a quarterly basis, the Company obtains a valuation report from a third-party financial institution to determine the fair value of the Cap. The change in the fair value of the Cap was $107 and $61 for the fiscal years ending January 1, 2005 and December 31, 2005, respectively. The change in the fair value of the Cap was $52 and $77 for the nine months ending October 1, 2005 and September 30, 2006, respectively.

(8)	Long-Term Obligations
      Long-term obligations consist of the following at January 1, 2005, December 31, 2005 and September 30, 2006:

	January 1,	December 31,	September 30,
	2005	2005	2006

			(Unaudited)
First Lien Term Loan under the December 2005 Credit Agreement due December 9, 2012, 23 consecutive quarterly graduating installments beginning March 31, 2007 with payments ranging from $1,500 to $2,625 with final installment of $97,125 due December 9, 2012, interest at LIBOR of 4.5% (as of December 31, 2005) and 5.39% (as of September 30, 2006) plus 4%	$—	150,000	150,000
Second Lien Term Loan under the 2005 Credit Agreement due December 9, 2013 payable in a single installment, interest at LIBOR of 4.5% (as of December 31, 2005) and 5.39% (as of September 30, 2006) plus 7.75%	—	50,000	50,000
Promissory note to former executive officer, monthly payments of principal and interest of $100 through October 2007, interest at 5% per annum	—	2,006	1,168
Capital lease obligation, payable in monthly installments of principal and interest of $12 through February 2008, interest at 5.66% per annum	—	334	235
Capital lease obligation, payable in monthly installments of principal and interest of $21 through January 2006, interest at 6.12% per annum	241	—	—
Traunche A Term Loan under the 2004 Credit Agreement due September 30, 2009, at January 1, 2005, 19 consecutive quarterly installments remained through September 30, 2009 with payments ranging from $250 to $625, interest at LIBOR of 2.39% (as of January 1, 2005) plus 4.5%	9,750	—	—
Traunche B Term Loan under the 2004 Credit Agreement due September 30, 2010, at January 1, 2005, 23 consecutive quarterly installments remained through September 30, 2010 with payments ranging from $250 to $12.5 million, interest at LIBOR of 2.39% (as of January 1, 2005) plus 5.0%	89,750	—	—

	99,741	202,340	201,403
Less current maturities	2,970	1,150	5,695

	$96,771	201,190	195,708

      Future maturities of the Company’s long-term obligations as of December 31, 2005 are as follows:

Years:
2006	$1,150
2007	7,117
2008	7,573
2009	10,500
2010	10,500
Thereafter	165,500

$202,340

(9)	Income Taxes
      Income (loss) before income taxes consisted of the following at December 27, 2003, January 1, 2005, and December 31, 2005 and for the nine months ended October 1, 2005 and September 30, 2006:

	Fiscal			Nine Months

	2003	2004	2005	2005	2006

				(Unaudited)
Domestic	$1,006	(7,981)	(1,680)	(3,555)	(8,235)
Foreign	2,374	4,409	3,790	5,443	1,608

Income (loss) before income taxes	$3,380	(3,572)	2,110	1,888	(6,627)

      Total federal, state, and foreign income tax expense for the fiscal years ended December 27, 2003, January 1, 2005, and December 31, 2005 and for the nine months ended October 1, 2005 and September 30, 2006 are as follows:

	Fiscal			Nine Months

	2003	2004	2005	2005	2006

				(Unaudited)
Current:
Federal	$(352)	1,531	(1,416)	(694)	(198)
State	18	658	480	678	868
Foreign	979	1,734	2,997	2,237	1,157

	645	3,923	2,061	2,221	1,827

Deferred:
Federal	283	(3,006)	1,379	766	(1,411)
State	330	(1,044)	841	215	(720)
Foreign	(840)	(80)	(544)	206	—

	(227)	(4,130)	1,676	1,187	(2,131)
Change in valuation allowance	579	3,167	294	(103)	2,449

	352	(963)	1,970	1,084	318

Total	$997	2,960	4,031	3,305	2,145

      The actual expense for fiscal 2003, 2004, and 2005 and for the nine months ended October 1, 2005 and September 30, 2006 differs from the “expected” tax expense (computed by applying the U.S. statutory federal corporate tax rate of 34% to income (loss) before income taxes) as follows:

	Fiscal			Nine Months

	2003	2004	2005	2005	2006

				(Unaudited)
Computed “expected” tax expense (benefit)	$1,149	(1,214)	717	642	(2,253)
State income taxes, net of federal income tax benefit	230	(255)	872	893	868
Foreign tax differential	(648)	868	1,582	1,801	1,157
Nondeductible expense	28	26	37	—	—
Nondeductible compensation	—	—	606	—	—
Change in valuation allowance	579	3,167	294	(103)	2,449
Other, net	(341)	368	(77)	72	(76)

	$997	2,960	4,031	3,305	2,145

      Deferred income taxes relate to the following temporary differences for the fiscal years ended January 1, 2005, December 31, 2005 and September 30, 2006:

	January 1,	December 31,	September 30,
	2005	2005	2006

			(Unaudited)
Deferred tax assets:
Nondeductible reserves	$11,874	5,626	4,366
Nondeductible accruals	7,270	8,384	6,665
Other	210	167	214

Gross current deferred tax assets	19,354	14,177	11,245
Less valuation allowance	(6,185)	(3,250)	(4,323)

Net current deferred tax assets	13,169	10,927	6,922

Net operating loss carryforwards	1,732	3,806	2,756
Tax basis of property and equipment	476	132	529
Other	939	591	4,562

Gross long-term deferred tax assets	3,147	4,529	7,847
Less valuation allowance	(733)	(1,418)	(2,856)

Net long-term deferred tax assets	2,414	3,111	4,991

Deferred tax liabilities:
Intangible assets	24,727	19,933	18,125

Net long-term deferred tax liability	22,313	16,822	13,134

Net deferred tax liability	$9,144	5,895	6,212

      A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be recognized. In connection with the acquisition of Magnivision, the Company had previously reduced the valuation allowance by $6,227. This reduction was the result of deferred tax liabilities recorded by Magnivision, Inc. which could be used to support the recognition of the previously reserved deferred tax assets. During 2005, upon receipt of the independent third-party valuation report (see note 3(a)), the Company adjusted the value of the intangible assets acquired related to the Magnivision acquisition. As a result of this adjustment, the Company further reduced the valuation allowance by $2,941 for a total reduction to the valuation allowance of $9,168. This reduction in the valuation allowance was recorded as a reduction of the goodwill associated with the Magnivision acquisition. The Company has approximately $7,200 of available net operating loss carryforwards in the U.S., which may be utilized and expire at various dates through 2025. The utilization of a portion of the net operating loss will be limited on an annual basis as a result of the equity restructuring during 2003. The portion of the net operating loss generated after the equity restructuring is not subject to such limitation. During 2003 the Company reduced the deferred asset and the applicable valuation allowance associated with the portion of the net operating loss, which is unlikely to be utilized due to the above limitation by $5,000. The Company has approximately $900 of net operating loss carryforward in the U.K. This net operating loss does not have an expiration.
      A portion of the U.S. net operating loss carryforward at December 31, 2005 is related to a tax deduction associated with the disqualifying disposition of incentive stock options. When the valuation allowance associated with this portion of the deferred asset is removed, the income tax benefit will be recorded as a component of equity as opposed to an income statement benefit.

(10)	Incentive Stock Plan and Stock Options
      In 2003, prior to the reverse stock split (note 2(q)), a subsidiary of the Company (AAi.FosterGrant, Inc.) had a stock option plan for certain members of management to purchase 153,216 shares of common stock. As a result of the reverse stock split, the total numbers of stock options outstanding and authorized were reduced to fractional shares. In 2003, these options were terminated in exchange for a fractional number of shares of AAi.FosterGrant, Inc.
      In 2003, the shareholders of AAiFosterGrant, Inc. approved a new option plan, the 2003 Key Executive Stock Option Plan (the 2003 Plan). Awards under this plan were to be in the form of incentive stock options or nonqualified stock options. In 2004, with the creation of FGX International Holdings Limited as the holding company for AAi.FosterGrant and prior to the acquisition of Magnivision, Inc., the shareholders of the Company approved the 2004 Key Executive Stock Option Plan (the 2004 Plan) and all previous awards issued under the 2003 Plan were exchanged for options from the 2004 Plan and the 2003 Plan was terminated. The number of shares authorized under the 2004 Plan is 6.89 shares and at December 31, 2005, there are no shares available for future grants. Options issued under the 2004 plan have maximum terms of ten years with the vesting periods detailed in each individual option agreements. The Company has a policy of using new shares to satisfy stock option exercises.
      During fiscal year 2004, the Company granted share options to certain members of management. Each grant was comprised of time-based options that generally vest over a three-year period based on a graded vesting schedule and event-based options that vest upon a change in control as defined by the agreements.
      During fiscal year 2005, the Company granted share options to two members of management. The exercise prices of these options are greater than the per share valuation prepared by an independent, third-party valuation firm and no compensation expense has been recorded in accordance with APB No. 25.

•	On December 15, 2005, the Company issued options to the new Chief Executive Officer for an aggregate of 3.299985 shares of common stock at an exercise price of $2,453,728 per share. Of these options, 1.979991 options will vest in three installments of 0.659997 on each anniversary of the executive’s hire date of October 19, 2005. However, if the Company completes an initial public offering of the Company’s stock prior to the first anniversary of the executive’s hire date, one-third of these options will vest immediately and the remaining option will vest in two equal installments on each anniversary of the Company’s initial public offering; 0.659997 options will vest upon the completion of an initial public offering of the Company’s stock and having a market capitalization for 30 consecutive trading days of the Company equal to or greater than $1.0 billion and 0.659997 options will vest upon the completion of an initial public offering of the Company’s stock and having a market capitalization for 30 consecutive trading days of the Company equal to or greater than $1.5 billion.

•	On December 15, 2005, the Company issued options to an existing member of senior management for an aggregate of 0.58383 shares of common stock at an exercise price of $2,093,848 per share. These options will vest in three installments of 0.2043405, 0.2043405 and 0.175149 on September 1, 2006, 2007 and 2008, respectively.

      In November 2005, the Board of Directors accelerated the vesting of all of the then outstanding event-based options (0.95 shares) in order for certain members of management to participate in the dividends declared in November 2005. In connection with this modification, the Company recorded stock-based compensation of $1.8 million, which was based on a valuation prepared by an independent third-party valuation firm to represent the difference in intrinsic value of the stock options from date of grant to the acceleration date of these options.
      A summary of the changes in the Company’s stock option plan for the fiscal years ended December 27, 2003, January 1, 2005 and December 31, 2005 are as follows:

	2003		2004		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	0.08	$2,000	—	$—	5.37	$179,384
Granted	—	$—	5.37	$179,384	3.88	$2,399,629
Exercised	—	$—	—	$—	2.51	$157,500
Terminated	0.08	$2,000	—	$—	2.35	$92,000

Outstanding at year end	—	$—	5.37	$179,384	4.39	$2,204,556

Exercisable at end of year	—	—	0.88	$92,000	—	—
Shares reserved at end of year					4.39
      The following table summarizes information about stock options outstanding at December 31, 2005:

	2005

	Options Outstanding			Options Exercisable

		Weighted
		Average			Weighted
		Remaining	Weighted		Average
	Shares	Contractual	Average	Shares	Exercise
Exercise Price	Outstanding	Life (Years)	Exercise Price	Exercisable	Price

$ 92,000	0.29	8.75	$92,000	—	$—
1,490,135	0.22	8.75	1,490,135	—	—
2,093,848	0.58	10.00	2,093,848	—	—
2,453,728	3.30	10.00	2,453,728	—	—

	4.39	9.86	2,204,556	—

      In connection with the adoption of FAS 123(R), the following disclosures are required. The following summary presents information regarding outstanding stock options as of

September 30, 2006 and changes during the nine month period with regard to options under the Plans:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value

Outstanding at beginning of period	4.39	$2,204,556
Granted	—	$—
Exercised	—	$—
Forfeited	—	$—

Outstanding at end of period	4.39	$2,204,556	9.11	$624,969

Exercisable at end of period	0.20	$2,093,848	9.25	$—

      During the nine months ended September 30, 2006, the Company recognized stock compensation expense of $1.3 million, of which $0.3 million was recognized in Selling expenses and $1.0 million was recognized in General and administrative expenses. The total fair value of shares vested during the nine months ended September 30, 2006 was $0.2 million.
      As of September 30, 2006, there was $1 million of total unrecognized compensation cost related to outstanding share-based compensation arrangements. This cost is expected to be recognized over a weighted-average period of 1.1 years.

(11)	Employee Benefit Plan
      The Company has a defined contribution profit sharing plan covering substantially all employees. Under the terms of the profit sharing plan, contributions are made at the discretion of the Company. No profit sharing contributions were made for the fiscal years ended December 27, 2003, January 1, 2005, and December 31, 2005 or during the nine months ended October 1, 2005 and September 30, 2006. The profit sharing plan also allows eligible participants to make contributions in accordance with Internal Revenue Code Section 401(k). The Company matches employee contributions equal to 25% of the first 6% of compensation that an employee defers. These matching contributions totaled approximately $110, $109, and $120 for the fiscal years 2003, 2004 and 2005, respectively. These matching contributions totaled approximately $92 and $89 for the nine months ended October 1, 2005 and September 30, 2006, respectively.

(12)	Commitments and Contingencies

(a)	Operating Leases
      The Company has operating leases for certain facilities and equipment. Future minimum rental payments under these agreements are as follows as of December 31, 2005:

2006	$1,827
2007	1,414
2008	684
2009	673
2010	665
Thereafter	285

$5,548

      The Company incurred rental expense for certain facilities and equipment of $1,168, $1,222, and $1,220 for the fiscal years ended December 27, 2003, January 1, 2005, and December 31, 2005, respectively. The Company incurred rental expense for certain facilities and equipment of $1,084 and $470 for the nine months ended October 1, 2005, and September 30, 2006, respectively. Included in the future minimum rental payments as of December 31, 2005, is $4,697 for rent related to an operating lease for a duplicate facility that was assumed in connection with the purchase of Magnivision, Inc. This amount of $4,697 assumes an expected sublease, which is described further in note 3(a).

(b)	Royalties
      The Company has several agreements that require royalty payments to brand licensors based on a percentage of certain net product sales, subject to specified minimum payments. Future minimum royalty obligations relating to these agreements are as follows as of December 31, 2005:

2006	$415
2007	457
2008	368
2009	250
2010	250
Thereafter	250

$1,990

      In addition, certain agreements require that the Company pay additional fees based on a percentage of net product sales. These fees are not subject to minimum payment obligations. In the event the Company transfers its rights under certain agreements, a transfer fee would be payable.

(c)	Litigation
      In February 2005, the Company reached an agreement to settle a patent infringement action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which retained the rights to the litigation and any litigation proceeds) against an entity which is now a subsidiary of the Company relating to the use of certain display devices for eyeglasses. The United States District Court for the Central District of California entered a final judgment on the agreed settlement and a series of subsequent orders clarifying certain of the terms thereof. Pursuant to the agreed settlement, the Company is obligated to pay the plaintiff $11.0 million. However, there is a cost sharing agreement in place which provides that an unrelated third party is paying approximately $7.9 million of the $11.0 million final judgment. The unrelated third party participated in the settlement proceedings with the court, and an affiliate of the third party has guaranteed payments on amounts due under the cost sharing agreement directly with the plaintiff. As a result of the cost sharing agreement, and a credit of $2.0 million which the court allowed for a prejudgment payment the Company had previously made to the plaintiff, the total remaining obligation under the agreed settlement, as construed by the court, was approximately $1.1 million. This amount was paid by the Company as of the end of fiscal 2005. The court scheduled a three year monthly payment plan in May 2005 and thus far all payments have been timely made. However, the Company remains legally liable for the outstanding balance on the agreed settlement even though it is being paid by the third party. As of September 30, 2006, the outstanding balance on the agreed settlement was approximately $5.5 million.

      In May 2005, Coda Gargoyles, LLC, filed a lawsuit in the Supreme Court of the State of New York, County of New York alleging that one of the Company’s subsidiaries made insufficient efforts to market products and collect accounts receivable to produce sufficient revenue to trigger earn-out provisions under our December 2003 purchase agreement relating to the acquisition of our premium brands, Anarchy, Angel and Gargoyles. The plaintiff has claimed not less than $2.0 million in damages plus interest, attorney’s fees and costs. One of the counts of the plaintiff’s three-count complaint was a claim for breach of an implied duty of good faith and fair dealing, which was dismissed by the trial court on October 31, 2005. The two remaining counts are breach of contract and a demand for an accounting. No appeal has been taken of the dismissal of the first count of the complaint. No insurance is available and the Company is vigorously defending the suit.
      In the ordinary course of business, the Company is party to various types of litigation. The Company maintains insurance to mitigate certain of these risks. The Company believes it has meritorious defenses to all claims, and, in its opinion, all litigation currently pending or threatened will not have a material effect on the Company’s financial position or results of operations.

(13)	Equity Transactions
      By September 30, 2003, affiliates of Berggruen Holdings, Inc. (BH), an existing shareholder, became the 100% owner of the equity of the AAi.FosterGrant, Inc., a subsidiary of the Company, through the following course of events:

On July 1, 2003, AAi.FosterGrant, Inc. issued FG Holdings LLC (FG Holdings), an affiliate of BH, $5 million in convertible debt.

On August 1, 2003, FG Holdings converted this debt into:

•	1,000 shares of Redeemable Series C Preferred Stock of AAi.FosterGrant, Inc. with a face value of $1,000 per share and an 8% cumulative dividend

•	17 shares of common stock of AAi.FosterGrant, Inc. to represent 74% of the fully diluted common shares then outstanding

•	A warrant to purchase shares of common stock of AAi.FosterGrant, Inc. to represent an additional 16% equity interest at the date of conversion. The warrant had a term of five years and an exercise price of $1.0 million which would yield a 90% ownership interest when combined with the previously issued common shares on a fully diluted basis

•	Upon conversion, the allocation of the $5.0 million of equity in AAi.FosterGrant, Inc. was $1.0 million to redeemable preferred stock and $3,592 to additional paid-in capital, net of issuance costs of $409

–	On September 8, 2003, FG Holdings exercised its warrant for 37 shares using all 1,000 shares of Redeemable Series C Preferred Stock as consideration. As of September 9, 2003, FG Holdings held 90% of the common shares outstanding on a fully diluted basis. Upon surrendering the redeemable preferred stock, the $1.0 million of value was recorded as an increase to additional paid-in capital.

–	On September 8, 2003, Berggruen Holdings North American Limited, an existing shareholder of AAi.FosterGrant, Inc. and affiliate of BH, formed FG Acquisition, Inc. (FG Acquisition), a new subsidiary company of Berggruen Holdings North American Limited. FG Acquisition was capitalized with $321 and merged into AAi.FosterGrant, Inc. The Company then redeemed all fractional shares of common stock outstanding with a total cost of $321. The only shareholders remaining after the redemption were FG Holdings and Berggruen Holdings North American Limited, both affiliates of BH.

(14)	Termination of Certain Executives and Related Redemption of Common Stock
      The Company terminated the employment of three executives during fiscal year 2005. The Company recorded severance charges totaling $2.3 million, which are included in General and Administrative Expenses in the Consolidated Statements of Operations. As of December 31, 2005 and September 30, 2006, the Company had paid $0.3 million and $0.9 million, respectively, in severance to these former employees. The remaining $2.0 million and $1.1 million is reflected in accrued expenses as of December 31, 2005 and September 30, 2006, respectively, and is payable monthly through October 2007.
      One of these terminated executives elected to exercise his vested stock options through a cashless exercise which was netted against the subsequent redemption of these common shares. The Company redeemed his common shares owned, as well as the common shares owned by a second terminated executive, for $2.4 million. This cost was recorded as Treasury Stock. The Company had paid approximately $400 and $838 of this redemption during fiscal year 2005 and the nine months ended September 30, 2006, respectively. The remaining $2.0 million and $1.2 million is reflected in long-term obligations at December 31, 2005 and September 30, 2006, respectively, and is payable monthly through October 2007 bearing interest at 5% per annum.

(15)	Dividend
      In November 2005, the Company declared an aggregate dividend of $99.1 million to common stockholders of record on December 14, 2005. The dividend of $1,621,096 per share was paid prior to December 31, 2005. This dividend was funded by proceeds from the December 2005 Credit Agreement as described in note 7.

(16)	Investments
      The Company had an ownership interest in four entities in Hong Kong which ended during fiscal 2003. These entities provided various services to the Company and each other in connection with purchasing and distributing products. The Company accounted for these investments using the equity method and the Company had accrued $1.0 million in 2001 for a guarantee on debt related to these entities. Purchases made by the Company from these entities totaled $7.0 million for fiscal 2003.
      During fiscal 2003, the Company sold its ownership interest in the four entities with a net book value of zero to the majority equity partner for cash consideration of $249 as well as offsetting of $1,044 in trade payables to the majority equity partner, and release from the $1,000 guarantee. The $2,166 gain was reported net of $127 in transaction related expenses in the Consolidated Statement of Operations.

(17)	Related Party Transactions
      The Company pays a quarterly fixed management fee to BH. The amount incurred was $0, $375, and $500 for the fiscal years ended December 27, 2003, January 1, 2005, and December 31, 2005, respectively. The amount incurred was $375 for each of the nine months ended October 1, 2005 and September 30, 2006, respectively.The fee incurred is included in “General and Administrative expenses” in the accompanying Consolidated Statements of Operations. In addition, in connection with the acquisition of Magnivision, Inc., the Company paid an investment bankers’ fee to BH in the amount of $2,300 in the fiscal year ended January 1, 2005. This fee was included in the purchase price of the acquisition. The Company will reimburse BH approximately $20 in 2006 and 2007 for their fees incurred in connection with their guarantee of the working capital adjustment dispute (note 21). The Company will also reimburse BH for approximately $80 for fees they paid for services provided by an interim Managing Director for the Company’s U.K. subsidiary.
      As of January 1, 2005, December 31, 2005 and September 30, 2006, $150, $0 and $125 was accrued and payable to BH, respectively.

(18)	Enterprise-Wide Disclosures
      The Company markets its products primarily to customers in the mass merchandise retail channel. Although the Company closely monitors the creditworthiness of its customers, a substantial portion of its customers’ ability to meet their financial obligations is dependent on economic conditions germane to the retail industry. At its discretion, the Company sells product to certain customers in bankruptcy. The Company maintains a nondeductible credit insurance policy on its primary customers.
      Net sales to the Company’s two largest customers, Wal-Mart Stores, Inc. and CVS Corporation exceeded 10% or more the Company’s net sales for each segment and in total for the fiscal years as indicated in the table below:

	Fiscal			Nine Months

	2003	2004	2005	2005	2006

				(Unaudited)
Wal-Mart Stores, Inc.:
Non-prescription Reading Glasses	29%	29%	30%	34%	31%
Sunglasses	38	34	17	20	32
Costume Jewelry	68	70	76	79	73
International Operations	28	28	31	23	23
Consolidated net sales	42	39	35	38	37
CVS Corporation:
Non-prescription Reading Glasses	—%	9%	25%	26%	24%
Consolidated net sales	—	2	11	12	10
      These customers’ accounts receivable balances represent approximately 32%, 37% and 53% of gross accounts receivable as of January 1, 2005, December 31, 2005 and September 30, 2006, respectively. No other customer accounted for 10% or more of the Company’s net sales.
      The Company currently purchases a significant portion of its inventory from certain suppliers in Asia. There are other suppliers of the inventory items purchased and management believes that these suppliers could provide similar inventory at fairly comparable terms. However, a change in suppliers could cause a delay in the Company’s distribution process and a possible loss of sales, which would adversely affect operating results.
      Summary geographic information for net sales is as follows:

	Fiscal			Nine Months

	2003	2004	2005	2005	2006

				(Unaudited)
Net sales:
United States	$92,338	106,403	160,419	110,573	115,232
Foreign	27,704	30,288	29,462	24,514	23,948

Total	$120,042	136,691	189,881	135,087	139,180

      No individual foreign country is greater than 10% of total net sales. Substantially all long-lived assets are located in the United States.

(19)	Segments
      The Company operates primarily in the eyewear and costume jewelry markets. The Company’s four reportable segments are Non-Prescription Reading Glasses, Sunglasses and Prescription Frames, Costume Jewelry and International. These segments have been determined based upon the nature of the products offered and availability of discrete financial information, and are consistent with the way the Company organizes and evaluates financial information internally for the purposes of making operating decisions and assessing performance.
      The Non-Prescription Reading Glasses, Sunglasses and Prescription Frames and Costume Jewelry segments represent sales of these product lines in the United States. The International segment sells similar product lines outside the United States. The Company measures profitability of its segments based on gross profit.
      Expenditures for additions to long-lived assets are not tracked or reported by the operating segments, except for display fixtures. Depreciation expense on display fixtures is specific to each segment. Non-display fixture depreciation is not allocable to a specific segment and is included in corporate and unallocated. Amortization of intangible assets that relate to acquired businesses is included in the specific segment to which they relate. Segment assets primarily include inventories and intangible assets. The Company does not segregate other assets on a product line basis for internal management reporting and therefore, such information is not presented. Assets included in corporate and unallocated principally are cash and cash equivalents, accounts receivable, prepaid expenses, deferred income taxes, other assets, and property, plant and equipment.

	Fiscal Year			Nine Months Ended

	2003	2004	2005	2005	2006

				(Unaudited)
Segment Net Sales
Non-prescription Reading Glasses	$17,829	$37,340	$83,220	$60,016	$58,250
Sunglasses and Prescription Frames	44,072	41,413	42,848	25,125	34,048
Costume Jewelry	30,437	27,650	34,351	25,432	22,934
International	27,704	30,288	29,462	24,514	23,948

Total Net Sales	$120,042	$136,691	$189,881	$135,087	$139,180
Gross Profit
Non-prescription Reading Glasses	$8,343	$19,965	$49,327	$34,380	$33,179
Sunglasses and Prescription Frames	17,077	14,773	19,288	10,068	13,098
Costume Jewelry	8,872	8,279	11,974	9,753	8,216
International	16,496	18,874	18,725	16,231	14,816

Total Gross Profit	$50,788	$61,891	$99,314	$70,432	$69,309
Segment Profits
Non-prescription Reading Glasses	$4,850	$14,372	$29,921	$19,923	$18,286
Sunglasses and Prescription Frames	8,765	8,556	12,447	5,017	5,740
Costume Jewelry	5,119	3,819	7,763	6,596	5,807
International	5,166	6,347	6,323	6,310	4,498
Corporate/ Unallocated expenses	(20,985)	(32,910)	(41,800)	(29,214)	(24,935)

Income from Operations	$2,915	$184	$14,654	$8,632	$9,396
Depreciation
Non-prescription Reading Glasses	$975	$1,315	$3,698	$2,669	$3,721
Sunglasses and Prescription Frames	4,008	2,224	2,160	1,509	2,630
Costume Jewelry	607	675	385	316	158
International	1,610	1,414	1,115	926	845
Corporate/ Unallocated	2,441	3,015	2,312	1,815	810

Total	$9,641	$8,643	$9,670	$7,235	$8,164
Amortization of Intangibles
Non-prescription Reading Glasses	$0	$1,285	$8,890	$6,695	$5,474
International	—	—	386	262	224

Total	$0	$1,285	$9,276	$6,957	$5,698
Identifiable Assets
Non-prescription Reading Glasses	$7,222	$91,888	$82,423	$84,144	$77,029
Sunglasses and Prescription Frames	17,834	14,520	15,511	9,490	16,700
Costume Jewelry	6,324	5,059	5,751	6,488	6,077
International	5,085	6,846	9,153	8,745	8,237
Corporate/ Unallocated	50,761	69,847	88,320	76,193	76,481

Total	$87,226	$188,160	$201,158	$185,060	$184,524

(20)	Quarterly Results (unaudited)

	Quarter

	First	Second	Third	Fourth	Year to Date

2006
Net Revenues	$45,079	51,410	42,691		139,180
Gross Profit	22,770	25,553	20,986		69,309
Income (loss) before income taxes	(1,688)	(667)	(4,272)		(6,627)
Net income (loss)	$(2,599)	(1,669)	(4,623)		(8,891)
Per Common share
Net income
Basic	$(42,515.95)	$(27,302.47)	$(75,625.72)
Diluted	(42,515.95)	(27,302.47)	(75,625.72)
2005
Net Revenues	$42,628	49,882	42,577	54,794	189,881
Gross Profit	22,631	26,404	21,397	28,882	99,314
Income (loss) before income taxes	(1,288)	3,859	(683)	222	2,110
Net income (loss)	$(1,732)	2,252	(2,012)	(780)	(2,272)
Per Common share
Net income
Basic	$(29,326.11)	$38,130.71	$(34,067.05)	$(13,054.39)	$(38,358.94)
Diluted	(29,326.11)	35,303.34	(34,067.05)	(13,054.39)	(38,358.94)

(21)	Subsequent Event
      The working capital adjustment dispute related to the acquisition of Magnivision, Inc., which was tentatively decided through arbitration, was settled on October 24, 2006 (see Note 3). On that date, we entered into a settlement agreement to pay additional purchase price consideration of $5.1 million. We have paid $3.0 million of the settlement and have agreed to pay $1.1 million on June 1, 2007 and $1.0 on December 3, 2007. These amounts are guaranteed by BH. Accordingly, as of September 30, 2006, we reduced our previous accrual for the working capital adjustment dispute by approximately $0.8 million with a corresponding reduction to goodwill.

MAGNIVISION, INC.

Independent Auditors’ Report
The Board of Directors and Shareholders
  FGX International Holdings Limited:
      We have audited the accompanying consolidated balance sheet of Magnivision, Inc. (The Company, formerly a wholly-owned subsidiary of American Greetings, Inc.) as of January 1, 2005, and the related consolidated statements of income, stockholder’s equity and comprehensive income, and cash flows for the twelve month period then ended. These consolidated financial statements are the responsibility of Magnivision, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      As discussed in Note 1 to the financial statements, the Company was acquired on October 1, 2004 by Envision Worldwide Holdings, Inc. (predecessor to FGX International Holdings Limited). The consolidated statements of income, stockholder’s equity and comprehensive income, and cash flows combine the operating results of the Company for the nine month period ended September 30, 2004 as owned by American Greetings, Inc., with the operating results of the Company for the three month period ended January 1, 2005, as owned by Envision Worldwide Holdings, Inc.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Magnivision, Inc. and subsidiaries as of January 1, 2005, and the results of their operations and their cash flows for the twelve month period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Providence, Rhode Island
April 25, 2005

MAGNIVISION, INC.
Consolidated Balance Sheet
January 1, 2005
(In thousands, excluding share and per share amounts)

Assets
Current assets:
Cash and cash equivalents	$65
Accounts receivable, less reserves of $9,995 (note 6)	4,382
Inventories	6,449
Deferred tax asset (note 9)	8,811
Prepaid expenses and other current assets	1,103

Total current assets	20,810

Property and equipment, net (note 3)	6,862
Due from Parent (note 7)	3,992
Intangible assets, net of accumulated amortization of $1,285 (note 8)	79,294
Other assets	975

Total assets	$111,933

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$1,176
Accrued expenses	9,928

Total current liabilities	11,104

Deferred tax liability (note 9)	24,230
Stockholder’s equity:
Common stock, $1 par value. Authorized 75,000 shares; issued and outstanding 1,000 shares	1
Additional paid in capital	75,229
Retained earnings	1,369

Total stockholder’s equity	76,599

Commitments and contingencies (note 5)
Total liabilities and stockholder’s equity	$111,933

See accompanying notes to consolidated financial statements.

MAGNIVISION, INC.
Consolidated Statement of Income
Twelve month period ended January 1, 2005
(In thousands)

	Nine month	Three month	Combined
	period ended	period ended	Twelve month
	October 1, 2004	January 1, 2005	period ended
	(Pre-acquisition)	(Post-acquisition)	January 1, 2005

Net sales (note 6)	$46,745	16,570	63,315
Cost of goods sold	18,964	5,881	24,845

Gross profit	27,781	10,689	38,470
Operating expenses:
Selling expenses	13,576	4,440	18,016
General and administrative expenses	4,624	4,040	8,664

Income from operations	9,581	2,209	11,790
Other income (expense):
Other, net	244	(15)	229

Income before income tax	9,825	2,194	12,019
Provision for income taxes (note 9)	3,527	825	4,352

Net income	$6,298	1,369	7,667

See accompanying notes to consolidated financial statements.

MAGNIVISION, INC.
Consolidated Statement of Stockholder’s Equity and Comprehensive Income
Twelve month period ended January 1, 2005
(In thousands, except shares and share value)

				Accumulated
	Common stock		Additional	other		Total
			paid-in	comprehensive	Retained	stockholder’s	Comprehensive
	Shares	Par value	capital	income	earnings	equity	income

Balance, December 31, 2003	1,000	$1	$11,008	—	$27,257	$38,265
Dividend declared	—	—	—	—	(2,928)	(2,928)
Net income for the nine-month period ended October 1, 2004	—	—	—	—	6,298	6,298	$6,298
Foreign Currency Translation for the nine month period ended October 1, 2004 (note 2(h))	—	—	—	(146)	—	(146)	(146)
Balance, October 1, 2004 (pre acquisition)	1,000	1	11,008	(146)	30,627	41,489	6,152

Push down accounting to reflect post-acquisition new basis of accounting for Magnivision, Inc. (notes 1 and 8)	—	—	64,222	146	(30,627)	33,741

Balance, October 1, 2004 (post- acquisition)	1,000	1	75,229	—	—	75,230
Net income for the three month period ended January 1, 2005	—	—	—	—	1,369	1,369	1,369

Balance, January 1, 2005	1,000	$1	$75,229	—	$1,369	$76,599	$1,369

See accompanying notes to consolidated financial statements.

MAGNIVISION, INC.
Consolidated Statement of Cash Flows
Twelve month period ended January 1, 2005
(In thousands)

	Nine month	Three month	Combined
	period ended	period ended	Twelve month
	October 1, 2004	January 1, 2005	period ended
	(pre-acquisition)	(post-acquisition)	January 1, 2005

Cash flows from operating activities:
Net income	$6,298	1,369	7,667
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,342	1,221	4,563
Amortization of intangibles	—	1,285	1,285
Amortization of placement allowances	1,298	348	1,646
Deferred income taxes	705	(969)	(264)
Intercompany receivables and payables	6,754	(3,992)	2,762
Changes in assets and liabilities:
Accounts receivable	(4,749)	53	(4,696)
Inventories	(3,573)	2,142	(1,431)
Prepaid expenses and other current assets	450	158	608
Noncurrent assets	(597)	(263)	(860)
Accounts payable	(147)	(600)	(747)
Accrued expenses	(8)	(84)	(92)
Accrued income taxes	(5,840)	351	(5,489)

Net cash provided by operating activities	3,933	1,019	4,952

Cash flows from investing activities:
Purchases of property, plant, and equipment	(2,274)	(1,131)	(3,405)
Proceeds from sale of property, plant, and equipment	—	170	170

Net cash used in investing activities	(2,274)	(961)	(3,235)

Cash flows from financing activities:
Dividends declared	(2,928)	—	(2,928)

Net cash used in financing activities	(2,928)	—	(2,928)

Net increase (decrease) in cash and cash equivalents	(1,269)	58	(1,211)
Cash and cash equivalents, beginning of period	1,276	7	1,276

Cash and cash equivalents, end of period	$7	65	65

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$—	—	—
Income taxes	—	17	17
On October 1, 2004, Envision Worldwide Holdings Limited purchased Magnivision, Inc. for $81.5 million (See note 8).
See accompanying notes to the consolidated financial statements.

MAGNIVISION, INC.
Notes to Consolidated Financial Statements
Twelve month period ended January 1, 2005
(Dollars in thousands, except share and per share amounts)

(1)	Nature of Business and Basis of Presentation
      Magnivision, Inc. (the Company) is a value-added distributor of optical products and other accessories to mass merchandisers, variety stores, chain drug stores, and supermarkets in North America and the United Kingdom. The Company was acquired on October 1, 2004 by FGX International Holdings Limited (formerly known as Envision Worldwide Holdings Limited), the Parent. Prior to that time, the Company was a wholly-owned subsidiary of American Greetings, Inc.
      The consolidated financial statements of income, stockholder’s equity and comprehensive income, and cash flows included herein reflect the combined operating results of the Company on a predecessor accounting basis for the nine month period ended October 1, 2004 (pre-acquisition, as a wholly owned subsidiary of American Greetings, Inc.) and on a successor basis of accounting for the three month period ended January 1, 2005 (post-acquisition, as a wholly-owned subsidiary of FGX International Holdings Limited). The post-acquisition results of operations and cash flows are affected by the push-down to the Company from the Parent of the acquisition accounting including amortization of certain intangible assets acquired (see note 8). Since the former and current Parents’ management and overhead structures differ, along with the impacts of the new bases of accounting, the nine month period pre-acquisition and the three month period post-acquisition may not be comparable (also see note 7).

(2)	Significant Accounting Policies

(a)	Principles of Consolidation
      The accompanying consolidated financial statements include the results of operations of the Company as well as those companies in which the Company has majority ownership or control. All material intercompany balances and transactions have been eliminated in consolidation.

(b)	Cash and Cash Equivalents
      The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(c)	Inventories
      Inventories are stated at the lower of cost (first-in, first-out) or market and consist of finished goods.

(d)	Advertising Costs
      Advertising costs, which are included in selling expenses, are expensed when the advertisement first takes place. Advertising expense was approximately $925 for the twelve month period ended January 1, 2005.

(e)	Property and Equipment
      Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives indicated below. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset.

Asset classification	Estimated useful life

Display fixtures	3 years
Furniture, fixtures, and equipment	7 – 20 years
Leasehold improvements	Shorter of useful life or lease term

(f)	Long-Lived Assets
      The Company accounts for long-lived assets, excluding goodwill and trademarks, and including prepaid slotting fees in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset. The Company evaluates its long-lived assets if impairment indicators arise.

(g)	Revenue Recognition
      The Company recognizes revenue from product sales upon shipment, net of estimated allowances and anticipated returns and discounts, taking into account historical patterns of returns and contractual provisions in accordance with the provisions of SFAS No. 48, Revenue Recognition When Right of Return Exists, upon shipment to the customer.
      The Company accounts for certain customer promotional payments, volume rebates, cooperative advertising, slotting fees and other discounts as a reduction of revenue under the guidance issued by the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) in Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products, Issue No. 00-14, Accounting for Certain Sales Incentives, and Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The Company also enters into multi-year supply agreements. The customer payments and credits are recorded as a reduction of revenue when the customer has earned the credits based on the contractual agreements and are provided for based upon the Company’s estimates.
      Accounts receivable reserves of $9,995 are comprised of $561 in bad debt reserves, and $9,434 in reserves for future expected product returns from certain customers.

(h)	Comprehensive Income
      Comprehensive income is defined in SFAS No. 130, Reporting Comprehensive Income, as the change in equity of a business enterprise during the period from transactions and other events and circumstances from nonowner sources. The difference between comprehensive income and net income represents the foreign currency translation for the pre-acquisition nine month period ended October 1, 2004, related to the Company’s Canadian subsidiary. For the post-acquisition period the change in the conversion rate was immaterial.

(i)	Concentration of Credit Risk
      Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. A significant portion of its business activity is with domestic mass merchandisers whose ability to meet their financial obligations is dependent on economic conditions germane to the retail industry. During recent years, many major retailers have experienced significant financial difficulties and some have filed for bankruptcy protection. At its discretion, the Company may sell to certain customers in bankruptcy. To reduce credit risk, the Company routinely assesses the financial strength of its customers and purchases credit insurance, as it deems appropriate.

(j)	Disclosure of Fair Value of Financial Instruments
      The Company’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts of the Company’s financial instruments approximate fair value.

(k)	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l)	Income Taxes
      Prior to the acquisition on October 1, 2004, the Company’s parent was American Greetings, Inc. After the acquisition, the Parent is FGX International Holdings Limited.
      Prior to the acquisition, the Parent and its subsidiaries were included in the Parent’s consolidated group for federal and state income tax purposes. The Parent calculated income tax expense as well as tax assets and liabilities for the consolidated group. The income tax amounts recorded in the accompanying financial statements (for the pre-acquisition period) have been allocated to the Company from the Parent.
      Post acquisition, the Company’s operating results will be included in FGX International Holdings Limited’s consolidated U.S. and state income tax returns. The provision for income taxes in the Company’s consolidated financial statements has been determined using the separate company return method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

(m)	Fiscal Year End
      Prior to the acquisition, the Company’s fiscal year was February 28 or February 29. Upon acquisition the Company’s fiscal year end was changed to conform with that of its Parent, FGX International Holdings Limited, which is the Saturday closest to December 31. For the purposes of these financial statements, the Statement of Income for the twelve month period ended January 1, 2005 encompasses the time period from December 31, 2003 through January 1, 2005.

(3)	Property and Equipment
      Property and equipment consist of the following at January 1, 2005:

Display fixtures	$6,774
Furniture, fixtures and equipment	1,212
Leasehold improvements	97

8,083
Less accumulated depreciation	1,221

$6,862

      Depreciation expense for the nine month period ended October 1, 2004 was $3,342 and for the three month period ended January 1, 2005 was $1,221.

(4)	Employee Benefit Plans
      The Company had a defined contribution profit sharing plan covering substantially all employees. The plan operated on a calendar year basis. Under the terms of the profit sharing plan, contributions were based on the profitability of the Parent. In accordance with the terms of the acquisition agreement, this plan ceased accepting contributions and is being administered by American Greetings.
      Effective October 1, 2004, the Company created a new defined contribution profit sharing plan covering substantially all employees. Under the terms of the profit sharing plan, contributions are made at the discretion of the Company. No profit sharing contributions were made for the three-month post-acquisition period ended January 1, 2005. The new profit sharing plan also allows eligible participants to make contributions in accordance with Internal Revenue Code Section 401(k). The Company matches employee contributions equal to 25% of the first 6% of compensation that an employee defers. These matching contributions totaled approximately $7 for the three-month post acquisition period ended January 1, 2005.

(5)	Commitments and Contingencies

(a)	Operating Leases
      The Company has operating leases for its facility and certain equipment. Future minimum rental payments under these agreements are as follows:

2005	$621
2006	120
2007	108
2008	73
2009	21
Thereafter	—

$943

      The Company incurred rent expense of $1,742 for the twelve month period ended January 1, 2005.
      The Company is exiting its facility in Miramar FL, effective March 31, 2005, as this facility is considered duplicative. All operations and inventory will be moved to the facility in Smithfield, RI, as will certain of the existing equipment. The remaining equipment and the facility will be abandoned at that time. The Company expects the facility to be subleased within 18 months, and has accrued for its lease related expenses of $3.3 million that will be paid for this period as part of its purchase accounting. The lease currently runs through 2011 and the remaining contractual payments beyond the estimated sublease date total $3.9 million.
      As a result, the lease expense decreases significantly in the future years compared to current years.

(b)	Litigation
      In the ordinary course of business, the Company is party to various types of litigation. The Company maintains insurance to mitigate these risks. The Company believes it has meritorious defenses to all claims, and, in its opinion, all litigation currently pending or threatened will not have a material effect on the Company’s financial position or results of operations.

(6)	Significant Customers and Suppliers
      For the twelve-month period ended January 1, 2005, four customers accounted for approximately 89.7% of net sales. These customers’ accounts receivable balances represent approximately 61.5% of gross accounts receivable as of January 1, 2005. No other customer accounted for 10% or more of the Company’s net sales or gross accounts receivable.
      The Company currently purchases a significant portion of its inventory from certain suppliers in Asia. There are other suppliers of the inventory items purchased and management believes that these suppliers could provide similar inventory at fairly comparable terms. A change in suppliers could cause a delay in the Company’s distribution process and a possible loss of sales, which would adversely affect operating results.

(7)	Related Party Transactions
      For pre-and post acquisition periods, income tax is paid on behalf of the Company by the Parent and then charged to the Company through intercompany accounts.
      The Company received certain administrative and legal services, employee benefit administration, and income tax advice from its Parent in both the pre and post acquisition periods. The value of these services have not been determined, and have not been recorded in these financial statements for either the pre or post acquisition periods.
      For pre-and post acquisition periods, the Company’s excess cash is transferred to the Parent on a periodic basis and is recorded as a receivable from Parent. The Parent provides the Company with cash disbursement administration to pay vendors which is recorded as a reduction in the receivable from Parent.

(8)	Intangible Assets
      On October 1, 2004, FGX International Holdings Limited (“FGX”, or “the Parent”), through its subsidiary, acquired all of the outstanding common shares of Magnivision, Inc., for cash consideration of approximately $81.5 million. The cash consideration includes direct acquisition costs, but excludes financing costs which have been capitalized on the balance sheet of FGX.
      FGX International Holdings Limited entered into a credit agreement with Bear Stearns Corporate Lending Inc. for $115 million. The credit facility is comprised of $100 million in term loans divided into Tranche A for $10 million and Tranche B for $90 million. It also includes a revolving commitment in the amount of $15 million. Proceeds from this credit facility were used to purchase the stock of Magnivision, Inc. for $77 million as well as to re-finance the Parent’s existing term loan. The remaining portion of the financing was used for various transaction costs.

      In connection with this transaction, FGX adopted a formal plan to terminate certain Magnivision employees, exit duplicative office and warehouse facilities, and reduce certain other corporate administrative expenses. FGX has accrued $5.4 million of costs related to severance-related benefits and lease termination costs, which is included in “accrued expenses” in the accompanying consolidated balance sheet.
      FGX has engaged an independent third party to determine the fair value of intangible assets acquired. The final valuation is expected to allocate values to customer relationships, trademarks and goodwill. As FGX has not completed its valuation of the intangible assets acquired, the final allocation of the excess of purchase price over the book value of the net assets acquired to determine goodwill could differ materially from the Company’s preliminary estimate. Upon completion of its valuation of intangible assets (including customer relationships) certain identifiable intangible assets may be recorded that would be subject to amortization.

October 1,
2004

Trademarks	$25,672
Goodwill	15,058
Customer list	39,849

Total	$80,579

      The Company has recorded amortization of $1,285 for its customer relationships for the three month period ended January 1, 2005, resulting in net intangible assets of $79,294 at January 1, 2005. Estimated amortization expense for the next five years is $5,140 for each year.

(9)	Income Taxes
      For the nine month period ended October 1, 2004 the Company was included in their Parent Company’s consolidated return for federal and state income tax purposes. The Parent calculated income tax expense as well as tax assets and liabilities for the consolidated group, and income tax expense of $3,527 recorded in the accompanying Statement of Income has been allocated to the Company from the Parent. The effective tax rate for the nine month period was 36%.
      Income before income taxes consisted of the following for the post acquisition three months ended January 1, 2005:

Domestic	$1,819
Foreign	375

Income before income taxes	$2,194

      Total federal, state, and foreign income tax expense for the three months ended January 1, 2005 are as follows:

Current:
Federal	$1,058
State	195
Foreign	135

1,388

Deferred:
Federal	(474)
State	(89)
Foreign	—

(563)

Total	$825

      Deferred income taxes at January 1, 2005 relate to the following temporary differences:

Deferred tax assets:
Nondeductible reserves	$5,747
Nondeductible accruals	2,493
Other	571

Gross current deferred tax assets	8,811
Deferred tax liabilities:
Intangible assets	$24,230

Net deferred tax liability	$15,419

      Income tax expense attributed to income from operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from operations primarily due to state and foreign income taxes.

SCHEDULE II
FGX International Holdings Limited
Valuation and Qualifying Accounts and Reserves
Fiscal Years Ending in December 27, 2003, January 1, 2005 and December 31, 2005
(Thousands of dollars)

		Provision
	Balance at	Charged to		Balance
	Beginning of	Costs and	Write-Offs	at End of
	Year	Expenses	and Other	Year

Valuation accounts deducted from assets to which they apply — for returns, markdowns and doubtful accounts receivable:
2003	$13,549	15,820	(16,326)	$13,043

2004	$13,043	17,014	(7,854)	$22,203

2005	$22,203	24,840	(31,006)	$16,037

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
FGX International Holdings Limited:
      Under date of March 31, 2006, except for notes 19 and 21, which are as of October 24, 2006, we reported on the consolidated balance sheets of FGX International Holdings Limited and subsidiaries as of January 1, 2005 and December 31, 2005, and the related consolidated statement of operations, redeemable preferred stock, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the fiscal years ended December 27, 2003, January 1, 2005 and December 31, 2005, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. The financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.
      In our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ KPMG LLP
Providence, Rhode Island
March 31, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.
Until                     , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
FGX International Holdings Limited
            Ordinary Shares
Deutsche Bank Securities
Wachovia Securities
William Blair & Company
SunTrust Robinson Humphrey
BB&T Capital Markets
Avondale Partners
Prospectus

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of notes and ordinary shares being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee		$15,382
NASD filing fee		14,875
NASDAQ listing fee
Blue Sky fees and expenses
Printing and engraving costs
Accounting fees and expenses
Legal fees and expenses
Transfer Agent and Registrar fees and expenses
Miscellaneous

TOTAL	$

Item 14.	Indemnification of Directors and Officers
      The BVI Business Companies Act, 2004 of the laws of the British Virgin Islands permits a BVI business company to indemnify directors and officers and permits a BVI business company to acquire liability insurance for directors and officers. These provisions will not limit the liability of directors under United States federal securities laws.
      Under our Articles of Association, we indemnify our directors and officers as follows:

1. Subject to the limitations hereinafter provided, the registrant shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the registrant; or

(b) is or was, at the request of the registrant, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

2. The registrant may only indemnify a person if the person acted honestly and in good faith and in what he or she believed to be in the best interests of the registrant and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful.

3. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the registrant or that the person had reasonable cause to believe that his conduct was unlawful.

4. If a person to be indemnified has been successful in defense of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

5. The registrant may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the registrant, or who at the request of the registrant is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the registrant has or would have had the power to indemnify the person against the liability as provided in the Articles.

Item 15.	Recent Sales of Unregistered Securities
      The following information relates to all securities issued or sold by the registrant within the past three years and not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemptions from registration provided in Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.
      On September 29, 2004, the registrant issued 53.82624 ordinary shares to FG Holdings LLC and 5.23 ordinary shares to Berggruen Holdings North America Ltd. in exchange for the same number of shares of common stock held by each of FG Holdings LLC and Berggruen Holdings North America Ltd. in AAi.FosterGrant, Inc., a Delaware corporation and a subsidiary of the registrant (“AAIFG”). No cash consideration was received in the transaction. On such date, the registrant also issued options to senior management to purchase up to an aggregate total of 5.03306 ordinary shares pursuant to the registrant’s 2004 Key Executive Stock Option Plan (the “2004 KESOP”). The exercise price per share was $92,000. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of stock options. All of the transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2), on the basis that such transactions did not involve a public offering, no general solicitation or advertising was used in connection with the offering and the purchasers either received or had access to adequate information about us in order to make informed investment decisions.
      On October 2, 2004, the registrant issued options to a senior manager to purchase up to an aggregate total of 0.33554 ordinary shares pursuant to the registrant’s 2004 KESOP. The exercise price per share was $1,490,135. No consideration was paid to the registrant by the recipient of the foregoing options for the grant of stock options.
      On September 26, 2005, in connection with the resignation of one of the registrant’s executives, options to purchase 1.4394575 ordinary shares were canceled and options to purchase 0.7750925 were exercised at an exercise price of $92,000. The registrant immediately redeemed the 0.7750925 ordinary shares purchased with such options for an aggregate of $1,071,757. Also, in connection with such executive’s resignation, the executive opted to exchange 0.92416 shares of common stock held by him in AAIFG for 0.92416 ordinary shares of the registrant. The registrant immediately redeemed the 0.92416 ordinary shares obtained from the exchange of the shares of common stock of AAIFG for an aggregate of $1,277,880.
      On November 24, 2005, in connection with the termination of one of the registrant’s executives, options to purchase 0.91937 ordinary shares were canceled. In connection with such executive’s termination, the executive opted to exchange 0.07296 shares of common stock held by him in AAIFG for 0.07296 ordinary shares of the registrant. The registrant immediately redeemed the 0.07296 ordinary shares obtained from the exchange of the shares of common stock of AAIFG for an aggregate of $87,813.

      On December 14, 2005, certain of the registrant’s executives exercised options to purchase 1.731708 ordinary shares of the registrant. Options to purchase 1.614269 ordinary shares were exercised at a price of $92,000 per share and options to purchase 0.117439 shares were exercised at a price of $1,490,135 per share.
      On December 14, 2005, certain of the registrant’s executives opted to exchange 0.34352 shares held by them in AAIFG for 0.34352 ordinary shares of the registrant.
      On December 15, 2005, the registrant issued options to a senior manager to purchase up to an aggregate total of 0.58383 ordinary shares pursuant to the registrant’s 2004 KESOP. The exercise price per share was $2,093,848. No consideration was paid to the registrant by the recipient of the foregoing options for the grant of stock options.
      On December 15, 2005, the registrant issued options to an executive officer to purchase up to an aggregate total of 3.299985 ordinary shares pursuant to the registrant’s 2004 KESOP. The exercise price per share was $2,453,728. No consideration was paid to the registrant by the recipient of the foregoing options for the grant of stock options.

Item 16.	Exhibits and Financial Statement Schedules
      (a) The financial statements listed in the accompanying Table of Contents to Consolidated Financial Statements and Financial Statement Schedule on page F-1 herein are filed as part of this report.
      (b) The following exhibits, which are furnished with this Registration Statement on Form S-1 are filed as part of this Registration Statement on Form S-1.

Exhibit
Number		Exhibit Description

1	.1*	Underwriting Agreement.
3	.1*	Amended and Restated Memorandum of Association of the Registrant.
3	.2*	Articles of Association of the Registrant.
4	.1*	Specimen Ordinary Share Certificate.
4.2		Shareholders’ Agreement among FGX International Holdings Limited and each of its shareholders, initially dated as of September 29, 2004.
5	.1*	Opinion of WSmiths.
10.1		First Lien Credit Agreement among FGX International Inc., as U.S. borrower, FGX International Limited, as BVI borrower, the lenders named therein, JPMorgan Chase Bank, N.A. as administrative agent, General Electric Capital Corporation as syndication agent, J.P. Morgan Securities Inc. and GE Capital Markets, Inc. as co-lead arrangers, a syndicate of banks and other financial institutions, dated as of December 9, 2005.
10.2		Second Lien Credit Agreement among FGX International Inc., as U.S. borrower, FGX International Limited, as BVI borrower, the lenders named therein, JPMorgan Chase Bank, N.A. as administrative agent, General Electric Capital Corporation as syndication agent, J.P. Morgan Securities Inc. and GE Capital Markets, Inc. as co-lead arrangers, a syndicate of banks and other financial institutions, dated as of December 9, 2005.
10	.3*	Amended and Restated Employment Agreement between FGX International Inc. and Alec Taylor, dated as of December 19, 2006.
10.4		Amended and Restated Employment Agreement by and among FGX International Inc., Brian Lagarto and AAi.FosterGrant, Inc., dated as of August 15, 2005
10.5		Amended and Restated Employment Agreement by and among FGX International Inc., Steve Crellin and Magnivision, Inc., dated as of September 1, 2005.
10.6		Amended and Restated Employment Agreement by and among FGX International Inc., John H. Flynn, Jr. and AAi.FosterGrant, Inc., dated as of April 10, 2006.

Exhibit
Number		Exhibit Description

10	.7*	Severance, Release and Interim Employment Agreement between FGX International Holdings Limited and John Ranelli, dated as of September 26, 2005.
10	.8*	Severance and Release Agreement between FGX International Holdings Limited and John R. Agre, dated as of November 25, 2005.
10.9		Amended and Restated 2004 Key Executive Stock Option Plan dated as of September 29, 2004.
10.10		Time-Based Stock Option Agreement between FGX International Holdings Limited and Alec Taylor, dated as of December 15, 2005.
10.11		Amendment to Time-Based Stock Option Agreement between FGX International Holdings Limited and Alec Taylor, dated as of December 20, 2006.
10.12		Incentive Stock Option Agreement between FGX International Holdings Limited (f/k/a Envision Worldwide Holdings Limited) and Steven Crellin, dated as of October 2, 2004.
10.13		Time-Based Stock Option Agreement between FGX International Holdings Limited and Steven Crellin, dated as of December 15, 2005.
10.14		Amendment to Incentive Stock Option Agreement between FGX International Holdings Limited and Steven Crellin, dated December 20, 2006.
10.15		Amendment to Time-Based Stock Option Agreement between FGX International Holdings Limited and Steven Crellin, dated as of December 20, 2006.
10.16		Event-Based Stock Option Agreement between FGX International Holdings Limited and Alec Taylor, dated as of December 15, 2005.
10.17		Amendment to Event-Based Vesting Incentive Stock Option Agreement between FGX International Holdings Limited and Alec Taylor, dated as of November 16, 2006.
10	.18*	2007 Incentive Compensation Plan.
10.19		Registration Rights Agreement between FGX International Holdings Limited and Berggruen Holdings, Ltd., dated as of November 17, 2006.
10.20		Form of Director and Officer Indemnification Agreement.
21.1		Subsidiaries of the registrant.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2		Consent of Independent Registered Public Accounting Firm.
23.3		Consent of WSmiths (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature pages hereto).

*	To be filed by amendment.

Item 17.	Undertakings
      1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      2. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      3. The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it is declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Smithfield, State of Rhode Island, on December 20, 2006.

FGX INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Alec Taylor

Name: Alec Taylor
Title: Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
      Each person whose signature appears below hereby appoints each of Alec Taylor and Brian J. Lagarto his true and lawful attorney-in-fact with the authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Alec Taylor Alec Taylor	Chief Executive Officer (Principal Executive Officer), Director and authorized representative in the United States	December 20, 2006

/s/ Brian J. Lagarto Brian J. Lagarto	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	December 20, 2006

/s/ Jared Bluestein Jared Bluestein	Director	December 20, 2006

/s/ Jennifer D. Stewart Jennifer D. Stewart	Director	December 20, 2006